As submitted confidentially with the U.S. Securities and Exchange Commission on January 23, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange

Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Picard Medical, Inc.
 (Exact name of registrant as specified in its charter)

Delaware	3841	86-3212894
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

1992 E Silverlake
Tucson AZ, 85713
(520) 545-1234

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patrick NJ Schnegelsberg

Chief Executive Officer
Picard Medical, Inc.

1992 E Silverlake
Tucson AZ, 85713

(520) 545-1234

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Blankenship Beniamin D. Smolij Winston & Strawn LLP. 800 Capitol St., Suite 2400, Houston, TX 77002-2925 (713) 651-2600	Richard A. Friedman, Esq. Sean F. Reid, Esq. Emily Mastoloni Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112-0015 (212) 653-8700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐	Smaller Reporting Company ☒ Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED [ ], 2025

[insert logo]

          Shares

Picard Medical, Inc.

Common Stock

This is the initial public offering of common stock of Picard Medical, Inc, a Delaware corporation. We are offering       shares of our common stock (the “common stock”). We currently estimate that the initial public offering price will be between $       and $       per share.

Prior to this offering, no public market existed for our common stock. We intend to apply to list our shares of common stock for trading on the New York Stock Exchange American, LLC (the “NYSE American”) under the symbol “[ ]” At this time, the NYSE American has not yet approved our application to list our common stock. There is no assurance that such application will be approved, and if our application is not approved by the NYSE American, this offering will not be completed.

Following this offering, we will be a “controlled company” within the meaning of the applicable rules of the NYSE American. As a “controlled company” we intend to rely on the exemptions from certain corporate governance standards of the NYSE American.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements after this offering.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 22.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (7.00%)(1)	$	$
Proceeds to us, before expenses	$	$

(1)	In addition, we will issue the underwriter a warrant to purchase the number of shares of common stock equal to 5% of the number of shares of common stock sold in this offering. The registration statement of which this prospectus forms a part also registers the issuance of the shares of common stock issuable upon exercise of the warrant. Please see the section of this prospectus entitled “Underwriting” for additional information regarding underwriters’ compensation.

We have granted the underwriters a 30-day option to purchase up to       additional shares of common stock from us at the initial public offering price per share, less underwriting discounts and commissions to cover over-allotments, if any.

The underwriters expect to deliver the shares of our common stock to purchasers on or about      , 2024.

The Benchmark Company, LLC

The date of this prospectus is      , 2025.

i

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the sections “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto, in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Unless the context requires otherwise, the words “we,” “us,” “our,” “our company” “the company” and “our business” refer to Picard Medical, Inc. a Delaware corporation.

Our Business

We are a holding company that owns 100% of the membership interests of SynCardia Systems, LLC (“SynCardia”). Our business is carried out by SynCardia, and thus most of the information set forth in this prospectus relates to the business of SynCardia.

SynCardia is a medical technology company that manufactures and sells the only U.S. Food and Drug Administration (“FDA”), and Health Canada approved implantable total artificial heart (the “SynCardia TAH”). To date, over 2,100 SynCardia TAHs have been implanted in patients in 27 countries and the SynCardia TAH is an established bridge to heart transplantation for patients with biventricular failure in the U.S., and around the world.

Our future vision is to develop the world’s first fully implantable SynCardia TAH as an alternative to heart transplantation for patients with biventricular heart failure in the U.S. and around the world. For near term new product developments, we are committed to innovating our current driver technology, to expand the current indication for use of the SynCardia TAH from Bridge to Transplantation (“BTT”), to Bridge to Candidacy (“BTC”), and for long-term use of two years or more. BTT products are intended to support patients with end-stage heart failure who are already listed or deemed eligible for a heart transplant. The BTT indication includes patients who are transplant candidates but need mechanical circulatory support (“MCS”) due to declining health or to stabilize them while waiting for donor heart. BTC products support patients while determining their eligibility for transplantation. This is typically for patients who need more time for medical optimization, evaluation, or stabilization before a final determination of transplant candidacy. The duration of support typically is longer than BTT if patients need extensive rehabilitation or additional workup to resolve contraindications to becoming transplant eligible. The BTC indication includes patients who are not immediately transplant-eligible due to reversible contraindications (e.g., organ dysfunction, infection, or need for psychosocial assessment) but may become transplant eligible after receiving MCS. The Long-term use indication includes patients who are ineligible for a heart transplant and need long-term heart replacements for 2 years or more. Finally, we plan to expand our product sales into more international markets.

The currently available, FDA and Health Canada-approved, SynCardia TAH System consists of an implant (including left and right artificial ventricles), external pneumatic drivers to power the implant, and drivelines that connect the driver to the implant. The implantation procedure follows routine surgical techniques used by cardiothoracic surgeons performing heart transplants. The drivers powering the SynCardia TAH are available for in-hospital use (Companion 2) and or in-hospital and in-home use (“Freedom Driver”) and generate true pulsatile flow using a redundant pneumatic pump assembly. The core of our approved technology is our heart ventricles with blood contacting surfaces that already have over 2,100 implants’ worth of clinical experience. We intend to augment our heart ventricles to include an internal driver system to achieve a fully implantable TAH system that does not require use of an external pneumatic driver as our current product does. Our next generation, the fully implantable Emperor Total Artificial Heart (“Emperor”) is expected to be designed to provide pulsatile flow without requiring external pneumatic drivers. Emperor design prototypes are currently undergoing non-clinical bench testing. We plan to conduct acute animal studies using selected Emperor design prototypes during the first half of 2025. Depending on the outcomes of these and other non-clinical testing, we may be able to seek FDA approval for Emperor in 2028.

The SynCardia TAH remains the only approved total artificial heart in the United States and Canada for the BTT indication. Carmat SA, a French company, recently obtained the CE mark for its Aeson TAH device in Europe. Beyond the SynCardia TAH and the Aeson device, there are no other artificial hearts approved for commercial use in any market. BiVACOR, Inc. began early-stage human clinical testing in July 2024 for its BiVACOR total artificial heart. While, to date, there are no head-to-head trials to compare total artificial hearts to each other, we believe that based on our technology, intellectual property, know-how, and extensive human clinical experience, we have significant advantages over other companies developing other TAH products.

Cardiologists in the United States and Europe have also been exploring the simultaneous use of two left ventricular assist devices (“LVADs”) simultaneously to provide fully implanted biventricular assistance to patients. More specifically, cardiologists have combined two Abbott HeartMate 3 LVADs, and - once combined - have referred to the assembly as “HeartMate 6” or as “total artificial heart replacement”. This practice is not currently approved by the FDA or has been the subject of a trial to evaluate efficacy and safety.

Cardiologists are also using LVADs and other temporary MCS, including extracorporeal membrane oxygenation (“ECMO”), or axial flow percutaneous left ventricular assist devices to bridge patients with biventricular heart failure to transplantation. Temporary MCS support the function of the left or right ventricle only, should not be used for more than two weeks, are for hospital use only (patients cannot be discharged), and are implanted using minimally invasive techniques. LVADs are approved for long term use, they are intended to support the function of the left ventricle only. Like the SynCardia TAH, LVADs are implanted using surgical techniques. The SynCardia TAH, in contrast, replaces both the left and right ventricles, patients can be discharged, and is implanted using surgical techniques. Studies have shown that the use of LVADs and other temporary MCS results in poorer outcomes compared to the outcomes obtained with the SynCardia TAH. For example, the 12-month survival after heart transplant in patients who were on LVADs or other temporary MCS devices was 43% compared to 75% in patients who were on a SynCardia TAH.1,2

We believe that, based on our technology, intellectual property, and extensive human clinical experience, we have significant advantages over other companies developing comparable other TAH products. The core of our approved technology is our heart ventricles, which we intend to augment with an internal driver system to achieve a fully implantable heart for which the blood-contacting surface already have over 2,100 implants’ worth of clinical experience. We intend to augment our products to include an internal driver system to achieve a fully implantable TAH system that does not require use of an external pneumatic driver as our current product does.

History of SynCardia and SynCardia TAH Development

Corporate

The commercial development of the SynCardia TAH was started by Symbion Inc. in 1981. Symbion developed the Jarvik-7, a 100cc version of today’s SynCardia TAH, and 70cc total artificial heart. In 1985, the FDA withdrew Investigational Device Exemption (“IDE”) for an ongoing clinical trial involving the 100cc and 70cc total artificial hearts for non-compliance reasons. In 1991, CardioWest, Inc. was founded and Symbion transferred all technology to CardioWest, and the total artificial heart was renamed “CardioWest Total Artificial Heart”. In 1993, CardioWest together with the University Medical Center in Tucson, Arizona started a new IDE study of the 70cc CardioWest Total Artificial Heart. In 2001, the company underwent a rebranding as part of a new financing round. The company was incorporated as SynCardia Systems, Inc., in Delaware. This rebranding reflected the company's evolution and focused on the commercialization of the SynCardia TAH. The name change marked a new chapter in its mission to provide artificial heart solutions for patients with end-stage heart failure. In August 2011, SynCardia Systems, Inc. organized a wholly owned German subsidiary, SynCardia Systems Europe GmbH, (“GmbH”) to facilitate the sale and distribution of SynCardia’s products throughout Europe. In July 2016, the assets of SynCardia Systems, Inc. were acquired by a newly formed limited liability company called SynCardia Systems, LLC. In September 2021, Hunniwell Picard I (“Hunniwell”), through its majority held investment vehicle Picard Medical, Inc, purchased 100% of the ownership interest in SynCardia Systems, LLC. In July 2023, Picard Medical, Inc. agreed, contingent on us becoming publicly traded on a stock exchange, to purchase a majority ownership of SynCardia Medical (Beijing) Inc., a corporation established in China in 2022, which is responsible for the registration, sale and distribution of the SynCardia TAH in China. In January 2024, SynCardia Systems Australia Pty Ltd. was formed as a wholly owned Australian subsidiary to facilitate research and development in Australia.

Implants: The SynCardia TAH 70cc implant first obtained the CE mark in Europe in 1999 under the rules of the then-active MDD, followed by a Pre-Market Authorization (“PMA”) from the FDA in 2004 and Health Canada approval in 2005. Beginning in 2015, we began clinical trials on a smaller SynCardia TAH 50cc implant designed to fit in smaller patients to more comprehensively serve the patient population. This smaller implant received the CE Mark in 2014 and was approved by the MDD FDA in 2020, just as the COVID-19 pandemic began.

[1]	Lim HS, Ranasinghe A, Quinn D, Chue C, Mascaro J. Outcomes of temporary mechanical circulatory support in cardiogenic shock due to end-stage heart failure. J Intensive Care Soc. 2022 May;23(2):170-176.
[2]	Carrier M, Moriguchi J, Shah KB, Anyanwu AC, Mahr C, Skipper E, Cossette M, Noly PE. Outcomes after heart transplantation and total artificial heart implantation: A multicenter study. J Heart Lung Transplant. 2021 Mar;40(3):220-228.

During the period running up to December 2021, we, together with our notified body in the European Union (the “EU”), BSI Group (“BSI”), were working on the re-certification of the SynCardia TAH under MDD. During this process, BSI highlighted several post-market surveillance deficiencies and in December 2021, BSI suspended SynCardia’s CE mark pending completion of a post-market surveillance study needed to reinstate the CE mark under MDD. In June 2022, we asked BSI to cancel the MDD CE mark for the SynCardia TAH so that we could re-align resources and focus on the approval of a CE mark under Medical Device Regulation (“MDR”). Following this request, BSI cancelled the CE mark in July 2022. Between June 2022 and July 2022. We notified all our EU distributors that the SynCardia CE Mark registration had been cancelled.  EU regulations require our distributors to communicate this information to customers and authorities. Since then, we have been building up resources and we have initiated efforts to address these deficiencies and all documentation to align with the requirements under MDR.

For additional information relating to the CE mark for the SynCardia TAH, see “Business—Regulatory Approvals—International.”

Drivers

The original “Big Blue,” and the current C2 Driver units were/are intended and designed for ICU and in-hospital use. The C2 Driver secured a CE Mark in Europe in 2011 and FDA approval in 2012 and it has replaced “Big Blue” which is no longer available for sale. Due to its considerable size and weight, the C2 Driver is mounted on a cart. While patient mobility in the ICU is not of concern, it becomes a key factor for patient quality of life as they leave the ICU. To address this need, in 2008, we began the development of the Freedom Driver, a 13-lb portable version of the C2 Driver. The Freedom Driver is designed to allow patients to move around freely in the hospital and to be discharged to their homes. The Freedom Driver is small enough to be carried by hand using a detachable handle, a shoulder bag, or a backpack. Like the C2 Driver, the Freedom Driver connects to the implant by means of drivelines. The Freedom Driver was approved by the FDA in 2014 and received the CE mark in 2014. SynCardia TAH patients supported by the Freedom Driver can enjoy common leisure activities such as golf, basketball, fishing, and hiking.

In 2022, to improve the quality of life of patients even further and to optimize driver performance, we began developing a next-generation portable driver, an even lighter and more compact version of the Freedom Driver. FDA approval of this product is expected in late 2026. The regulatory approval processes of the FDA are lengthy, time-consuming and inherently unpredictable. There is no guarantee that we will receive regulatory approval on our expected timeline or at all, and approval may take longer than planned.

Reimbursement

In May 2008, the United States Centers for Medicare and Medicaid Services (“CMS”) approved implant procedures using the SynCardia TAH as eligible for DRG 001, the highest possible reimbursement under the Diagnosis Related Group (“DRG”) program. As of the date of this prospectus, the procedure for implanting the SynCardia TAH is approved by CMS under NCD 20.9.1. The amount of reimbursement varies for each facility in the United States and is based, among other factors, on the mix of privately insured to Medicare/Medicaid patients who are served by that facility. DRG 001 payments can range from $193,000 to $469,000. Hospitals who implant our product will obtain pre-approval from private pay insurers and can submit for reimbursement under DRG 001.

As we do not receive payment from, nor do we directly bill insurance companies, we are unable to determine the exact number of private insurance companies that have approved reimbursement and the level of reimbursement in each case. However, hospitals have reported success in securing reimbursement from many private insurance carriers including but not limited to Aetna, Cigna, Anthem, United Health and Humana.

Our Products

The SynCardia TAH is a biventricular replacement device that consists of the SynCardia TAH implant, an external pneumatic driver that delivers precisely calibrated pulses of air to drive the implant, and drivelines that connect the driver to the implant. The SynCardia TAH is the only total artificial heart that is approved and commercially available in the United States and Canada for use as a BTT. As a total artificial heart, the SynCardia TAH replaces the functionality of both the left and right ventricles of the heart as well as all four heart valves in a similar manner as a human heart transplant. The SynCardia TAH fully supports the patient’s circulation. In combination with an external driver that delivers precisely calibrated pulses of air, the SynCardia TAH generates a cardiac output of up to 10.5 liters per minute by the 70cc implant, and up to 7.5 liters per minute by the 50cc implant, through each ventricle, lowering central venous pressure and promoting the recovery of other vital organs. In comparison, a normal human heart provides an average cardiac output of 5.6 liters per minute.

SynCardia TAH Implant

The SynCardia TAH implant is a system that consists of two independent artificial ventricles which are powered by an external pneumatic driver (described below). Each artificial ventricle is made of a semi-rigid polyurethane housing and a rigid polyurethane base, with a four-layer flexible polyurethane diaphragm separating the blood chamber from the air chamber. The housing and diaphragms are manufactured using our proprietary material-Segmented Polyurethane Solution (“SPUS”).

When implanted, the left artificial ventricle is coupled to an outflow graft anastomosed to the aorta, and the right artificial ventricle is coupled to an outflow graft anastomosed to the pulmonary artery. The base of each artificial ventricle includes a cannula that traverses the chest wall to couple that ventricle to the pneumatic driver. The artificial ventricles’ diaphragms are pressurized by air from any of the FDA PMA approved external drivers that allow the artificial ventricle to fill with blood, and then eject the blood from the ventricle through an outflow valve into the respective outflow graft anastomosed to the aorta or pulmonary artery. The SynCardia TAH fully supports the patient’s circulation. The figure immediately below illustrates the typical surgical attachment of the SynCardia TAH implant to the patient’s anatomy and the blood flow through the total artificial heart.

SynCardia TAH Positioning and Blood Flow

Mechanical valves, mounted in the inflow and outflow ports of each artificial ventricle, control the unidirectional flow of blood through the SynCardia TAH implant. The left artificial ventricle is connected via the left atrial inflow connector to the left atrium and via the aortic outflow connector to the aorta. The right artificial ventricle is connected via the right atrial inflow connector to the right atrium and via the pulmonary artery outflow connector to the pulmonary artery. The valves are precisely angled to eliminate stagnant pools that could result in blood clots.

50cc SynCardia TAH and 70cc SynCardia Total Artificial Heart

The principle of operation for the 50cc and 70cc SynCardia TAH is identical, and both implants are indicated for short-term support (i.e., bridge to transplant, “BTT”) for patients at risk of imminent death from biventricular failure who require cardiac replacement. The 70cc SynCardia TAH system is designed for implantation into adult patients and obtained the CE mark in Europe in 1999, followed by a Pre-Market Authorization (“PMA”) from the U.S. Food and Drug Administration (“FDA”) in 2004. As of today, the 70cc SynCardia TAH has supported 1,951 patients globally since 1985, including 311 patients who were supported as part of early feasibility studies and compassionate use. The 50cc version of the SynCardia Total Artificial Heart is for use in smaller adult patients and in the pediatric patient population. The 50cc SynCardia TAH obtained the CE mark in 2014, followed by a PMA approval in 2020. As of today, the 50cc SynCardia TAH has supported 122 patients globally since 2014.

Drivers

We currently have two approved external drivers for use with the SynCardia TAH implant, the Companion 2 (“C2”) Driver and the Freedom Driver.

The C2 Driver, which secured a CE Mark in Europe in 2011 and obtained FDA approval in 2012, is a mobile, external pneumatic driver intended for in-hospital use. The C2 Driver has replaced the original “Big Blue”, which is no longer offered for sale. The C2 Driver includes a hospital cart/caddy, and drivelines connect the driver to the implant (see illustration below). Patients implanted with the SynCardia TAH are initially connected to a the C2 Driver during a period in which they are postoperatively stabilized. Once a patient becomes clinically stable and, in certain cases, ready to be discharged from the hospital, the patient is moved to the portable Freedom Driver.

SynCardia TAH with C2 Driver

The Freedom Driver received the CE mark in 2010 and was approved by the FDA in 2014. This driver was designed to allow patients to move around freely in the hospital and/or to be discharged to their homes. The Freedom Driver is a smaller, portable (13 pound) version of the C2 Driver, small enough to be carried by hand using a detachable handle, a shoulder bag, or a backpack (see illustration below). Like the C2 Driver, the Freedom Driver connects to the implant by means of drivelines. The Freedom Driver was first used clinically in the Freedom Driver System IDE Study that began in 2010.

SynCardia TAH with Freedom Driver

Our Components

The implanted ventricles of the SynCardia TAH implant have three principal components: the shell, the diaphragm, and the valves. The shell is the outer housing of the SynCardia TAH implant, which contains multiple layers of polymer intertwined with mesh. The diaphragm is a flexible component that is responsible for pumping blood using pressurized air from the pneumatic driver. The proprietary polymer that we use in the shell and diaphragm are made of Segmented Polyurethane Solution (“SPUS”). Fatigue resistance, strength and biocompatibility make SPUS ideally suited for the blood contacting and flexing components of the SynCardia TAH. We use our own formula, reactor and manufacturing equipment to make SPUS, to ensure that SynCardia TAHs have the same consistent material properties and specifications and are subject to the same manufacturing process. SPUS is approved by the FDA and has been used by over 2,100 patients worldwide. SPUS must be manufactured within precise specifications to meet FDA and other regulatory requirements, and with sufficient production yields for us to manufacture SynCardia TAHs at a commercially viable level. We believe that our trade secrets protecting our SPUS, and the biocompatibility and other material properties of SPUS, are likely to present a major barrier to any potential competitor using similar material.

For additional information relating to the components used in our products, see “Business—Our Components.”

Clinical Efficacy

A 2004 New England Journal of Medicine article published the results obtained from a study of 81 patients who received the SynCardia TAH compared to 35 control patients (“PMA FDA Study”)1. The control patients had not received a SynCardia TAH or mechanical circulatory support and were matched with the 81 patients who received the SynCardia TAH. The overall objective of this study was to generate data on the safety and efficacy of determine if the SynCardia TAH was safe and effective for in bridging of patients to cardiac transplantation (bridge to transplant, “BTT”). The primary efficacy endpoint of the study was treatment success. To be considered a success, a patient at 30 days post transplantation must have been: (1) alive; (2) New York Heart Association (“NYHA”) Class I or II; (3) ambulatory; (4) not ventilator dependent; and (5) not on dialysis. At 30 days post-transplant, 69.1% (56/81) of the core implant group met the criteria for treatment success. The primary safety endpoint included a clinical assessment of patients and an evaluation of adverse events (see “Business—Clinical Efficacy”). Secondary efficacy outcomes measures included the rate of survival to transplantation (79% for patients implanted with the SynCardia TAH as compared to 46% survival for the control group, p<0.0012), 1-year survival rate among the patients who received the artificial heart (70%, as compared with 31% among the controls. as well as 1-year and 5-year survival rates after transplantation among patients who had received a total artificial heart as a bridge to transplantation (86% and 64%, respectively). In all instances, survival measured how long patients who received the SynCardia TAH, and control patients lived.

Commencing with FDA approval, the SynCardia TAH was used in clinical routine practice in patients who were not selected according to the PMA FDA Study inclusion / exclusion criteria (“Real World Data”, “RWD”). More recent studies examining the clinical outcomes of patients implanted with the SynCardia TAH as BTT therapy in patients with biventricular failure confirm and expand upon these findings. One-year survival rates among patients who received the SynCardia TAH in RWD settings range from between 75% and 86.6%, depending on the experience of the center performing the procedures and on patient profiles. Less experienced centers that performed 10 of fewer SynCardia TAH procedures annually had lower survival rates compared to experienced centers that performed more than 10 SynCardia TAH procedures per year.3 Several studies, including our own analysis, have shown that patient profiles impact outcomes after SynCardia TAH procedures.4 Patients with more advanced biventricular heart disease (INTERMACS Profile 1) perform less well compared to patients with less advanced disease (INTERMACS Profile 2 or higher). This is because INTEMACS Profile 1 patients suffer from multiple organ dysfunction as result of severe organ hypoperfusion due to their advanced biventricular heart failure.5

For additional information relating to the clinical efficacy of the SynCardia TAH see “Business—Clinical Efficacy.”

Our Pipeline

We are working on new products, upgrades to existing products, and regulatory approvals which would expand the indications of our approved products. We work closely with the FDA to plan design changes and submission pathways in advance to ensure there is alignment between the FDA and us. Our regulatory affairs team will have pre-submission meetings with the FDA, to discuss the clinical data strategy and product verification and validation. The exchange of information and data prior to submission helps to align both parties and speeds up the approval timeline. The regulatory approval processes of the FDA are lengthy, time-consuming and inherently unpredictable. There is no guarantee that we will receive regulatory approval on our expected timeline or at all, and approval may take longer than planned.

[1]	Copeland JG, Smith RG, Arabia FA, Nolan PE, Sethi GK, Tsau PH, McClellan D, Slepian MJ; CardioWest Total Artificial Heart Investigators. Cardiac replacement with a total artificial heart as a bridge to transplantation. N Engl J Med. 2004 Aug 26;351(9):859-67.
[2]	A p-value measures the probability of obtaining the observed results, assuming that the null hypothesis is true. The lower the p-value, the greater the statistical significance of the observed difference. A p-value of 0.05 or lower is generally considered statistically significant.
[3]	Itagaki S, Toyoda N, Egorova N, Sun E, Lee T, Boateng P, Gibson G, Moss N, Mancini D, Adams DH, Anyanwu AC. Total artificial heart implantation as a bridge to transplantation in the United States. J Thorac Cardiovasc Surg. 2024 Jan;167(1):205-214.
[4]	Shah KB, Thanavaro KL, Tang DG, Quader MA, Mankad AK, Tchoukina I, Thacker LR, Smallfield MC, Katlaps G, Hess ML, Cooke RH, Kasirajan V. Impact of INTERMACS Profile on Clinical Outcomes for Patients Supported With the Total Artificial Heart. J Card Fail. 2016 Nov;22(11):913-920.
[5]	The INTERMACS classification system is used by heart failure clinicians to allow for improved communication between providers and to facilitate the appropriate matching of a patient’s profile with intervention. There are seven INTERMACS profiles. Profile 1 describes the sickest patients, the so-called “crash-and-burn” patients, and Profile 2 describes patients in progressive decline despite intravenous inotropic support.

Expanded Indications for Use of the SynCardia TAH

The 70cc SynCardia TAH received FDA approval for temporary use as a BTT in 2004, and the 50cc SynCardia TAH received FDA approval as a BTT in 2020. On November 25, 2024, FDA approved the removal of “temporary” and “-t” from the SynCardia TAH Indications for Use (“IFU”) and product name. We have also been in discussions with FDA to expand the SynCardia TAH IFU. These discussions have focused on the data, and data sources, we can use to support (1) removing “imminent death” from our IFU, (2) adding “BTC” to our IFU, and (3) adding “long term” (24 months or more) use to our IFU.

We have had three Q-Sub meetings with the FDA covering these topics. Following these meetings, FDA has confirmed that retrospective INTERMACS (“Interagency Registry for Mechanically Assisted Circulatory Support”) data may be used for our analysis and FDA has asked us to submit data in support of (1), (2) and (3) above and we have prepared and submitted a 180-day PMA supplement to address (1) and (2). We expect to have an answer from the FDA regarding this submission in the third quarter of 2025. Regarding (3) above, the FDA has been clear that at least 50 patients that have been supported by the SynCardia TAH for 24 months or more will be needed. We presently have approximately 18 subjects who are registered in the INTERMACS database who have been supported by the SynCardia TAH for 24 months or more. Globally, this number is approximately 34. In January 2024 we submitted a 180-day PMA supplement to remove “imminent death” and to add BTC to our IFU. We expect to have an answer from the FDA regarding this submission in the third quarter of 2025. The regulatory approval processes of the FDA are lengthy, time-consuming and inherently unpredictable. There is no guarantee that we will receive regulatory approval on our expected timeline or at all, and approval may take longer than planned.

Product Upgrades

The FDA is currently reviewing 180-day PMA supplements covering an upgraded portable driver system called Freedom+. We anticipate FDA approval by the second half of 2025. We anticipate that the upgraded Freedom+ Driver will substantially reduce false alarm rates and servicing costs. The Freedom+ Driver is also expected to have the ability to read and report to a clinician all four of the patient’s vital pressures, namely the Right Atrial Pressure (RAP), Pulmonary Arterial Pressure (PAP), Left Atrial Pressure (LAP) and the Systolic/Diastolic Aortic Pressure (SYS/DIA). In the future, we anticipate that this information will support clinicians’ decision making. We are also working on next generation Freedom and C2 Drivers for which we expect to gain FDA approvals during the second halves of 2026 and 2027, respectively. The regulatory approval processes of the FDA are lengthy, time-consuming and inherently unpredictable. There is no guarantee that we will receive regulatory approval on our expected timeline or at all, and approval may take longer than planned.

We continue to develop upgraded driver systems for both hospital and home use. In addition to the Freedom+ Driver, we are in the process of further developing the Freedom Driver System to include improvements such as a quieter PCA, improved reliability, a smaller and lighter footprint, data export capabilities, and smaller, more efficient batteries. We are also developing an upgraded C2 hospital driver (Companion 3 Driver) to address obsolescence of components and to reduce its size and weight. We expect to submit supplemental PMAs covering each of these upgraded driver systems and anticipate releasing them in stages, starting with Freedom+ in 2025 and continuing throughout 2027.

New Product Development

In 2023, We began development of a next generation pneumatic driver system codenamed “Unicorn”. To date, multiple prototype iterations of this system have been built and tested. These prototypes have been shown to achieve cardiac output exceeding the minimum requirement of 3.5 liters per minute, and meeting or exceeding the average cardiac output of 5.6 liters per minute, that match on-market SynCardia TAH utilizing our standard bench test techniques. The Unicorn driver system builds on our extensive experience with our previous and current pneumatic driver systems. This new system is expected to introduce improvements including reductions in size, weight, noise, and power consumption, enabling improvements in battery life and patient quality of life. Future iterations of this design may be small and light enough to be implanted.

The next steps for the Unicorn driver will be to develop the working prototype into a testable commercial product, and then complete regulatory testing. We expect to complete the regulatory testing in the second half of 2026. Submission to FDA will be a 180 day PMA supplement, which gives an approval date of approximately the middle of 2027, however, there is no guarantee that we will receive regulatory approval on our expected timeline or at all, and approval may take longer than planned.

Starting in 2023, we began the development of a fully implantable total artificial heart codenamed “Emperor”. The Emperor system will be powered by small mechanical drivers connected to the artificial ventricles and thus eliminate the need for external pneumatic drivers. Our new fully implantable system will utilize our FDA-approved artificial ventricles, which have been implanted in over 2,100 patients to date. Multiple prototype iterations of the Emperor have been built and the pulsatile flow rate has been tested using the same techniques and equipment that our on-market SynCardia TAH is tested with. . These prototypes have been shown to achieve pulsatile flow with rates exceeding the minimum requirement of 3.5 liters per minute and meeting or exceeding the average flow rate of 5.6 liters per minute of cardiac output, as measured in liters per minute, that match our on-market SynCardia TAH. These early prototypes have also shown high durability and low energy consumption. This technology has extensive intellectual property coverage, including the newly awarded U.S. patents No. 11,918,798 and No. 12,121,711 B2 and, recently, the China National Intellectual Property Administration granted our patent application No. 202080094390.7 covering this technology. We expect to perform first-in-animal trials of this system in the first half of 2025.

Field Correction

The SynCardia TAH consists of two cannulas that extend from the ventricles inside the patient’s chest to the drivelines outside of the patient’s body. The cannula is attached to pneumatic drivelines that are connected to either the back of the external console or the pneumatic driver (C2 or Freedom). Users have reported tears in the cannula that occur over time from normal wear and tear as a result of stress on the cannula. Based on discussions with the FDA, we agreed to voluntarily initiate a customer notification under 21 CFR part 806. Pursuant to such notification, customers were informed of the potential failure mode and given instructions on what to do if the failure mode occurs. Failure investigation identified the root cause of breached cannula as wear caused by the stress placed on the cannula during use. Patients using a portable driver are more likely to place increased stress on the cannula during the day-to-day movement/motion. These stresses are concentrated where the effective stiffness of the cannula changes, specifically at the velour/cannula junction and driveline/cannula junction. This is attributable to the different material behaviors of the cannula when placed under flexural, rotational, or tensile stress; these increased stresses at the junctions can lead to a cannula tear. To date (December 9, 2024), we have received 104 reports regarding cannula tears but there have been zero reports of Serious Adverse Events associated with these tears. We have developed a design change to address the cannula tears, which will be submitted to the FDA via a 180 Day PMA Supplement when validation activities are completed. We expect to file this submission with the FDA in approximately the third quarter of 2025.

Industry Overview

Cardiovascular disease is the leading cause of death in the Unites States and globally. According to several studies published in 2024, 6.8 million people suffer from heart failure in the United States; globally there are 56.2 million people who suffer from the condition.3,4 One in four people is affected by heart failure in the United States, and heart disease accounted for 680,909 deaths in the United States in 2023.5,6 Worldwide, the death toll of heart failure is estimated at almost 18 million people.7 Although the overall prognosis for patients with heart failure has slightly improved in the past decades, the mortality rate for heart failure in the United States is around 10% at 30 days, 20–30% at one year, and 45–60% over five years.8 However, mortality rates vary by region and country and are highest in Africa and India, and lowest in China, South America, and the Middle East.9

[3]	Bozkurt B, et al. HF STATS 2024: Heart Failure Epidemiology and Outcomes Statistics An Updated 2024 Report from the Heart Failure Society of America. J Card Fail. 2024 Sep 14:S1071-9164(24)00232-X
[4]	Khan, M.S., et al. Global epidemiology of heart failure. Nat Rev Cardiol 21, 717–734 (2024)
[5]	Bozkurt B, et al. HF STATS 2024: Heart Failure Epidemiology and Outcomes Statistics An Updated 2024 Report from the Heart Failure Society of America. J Card Fail. 2024 Sep 14:S1071-9164(24)00232-X
[6]	Ahmad FB, et al. Mortality in the United States — Provisional Data, 2023. MMWR Morb Mortal Wkly Rep 2024;73:677–681
[7]	National Safety Council & WHO
[8]	Bui AL, Horwich TB, Fonarow GC. Epidemiology and risk profile of heart failure. Nat Rev Cardiol. 2011 Jan;8(1):30-41. doi: 10.1038/nrcardio.2010.165. Epub 2010 Nov 9.
[9]	Bui AL, Horwich TB, Fonarow GC. Epidemiology and risk profile of heart failure. Nat Rev Cardiol. 2011 Jan;8(1):30-41. doi: 10.1038/nrcardio.2010.165. Epub 2010 Nov 9.

Heart transplantation (“HTx”) is the treatment of choice for carefully selected patients with advanced or end-stage heart failure. Although estimates of the prevalence of advanced heart failure vary, anywhere from 5% to 25%, at least 300,000 patients in the United States are living with this condition.10 However, the demand for donor hearts exceeds the available supply. In the United States, the country with the highest number of HTx globally, there are over 7,500 patients waiting on the heart transplant list and over 4,000 patients are added to the list each year.11 Last year, 4,539 HTx were performed in the United States; worldwide, the number of HTx was estimated at just under 8,200 in 2020.12,13

The global market of heart implants is substantially larger outside the United States. We estimate approximately 15 million people with heart failure per year in the EU14, up to approximately 4.6 million in India15, approximately 12 million in China16, and approximately 3.75 million in the Middle East17. While our ability to price our products varies in each market, we have identified global expansion as a key driver of our future success.

International Presence

On July 20, 2022, SynCardia Medical (Beijing), Inc. was established in Beijing, China, with Jinhu Zhu as its legal representative. On July 2, 2023, Picard Medical, Inc. entered into a Capital Increase Agreement (the “Investment Agreement”) with SynCardia Medical (Beijing), Inc. and its shareholders, CICH (Beijing) Investment Fund Management Co. (CICH), Jinhu Zhu, and Binzhou Taige Shibei Venture Capital LLC to finance SynCardia Medical (Beijing), Inc. Under this Investment Agreement, we will invest $2.85 million for 60% of SynCardia Medical (Beijing), Inc.’s equity. A group of Chinese investors, which includes Binzhou Taige Shibei Venture Capital LLC, CICH (Beijing) Investment Fund Management Co., and Jinhu Zhu, will invest $2.85 million for 40% of SynCardia Medical (Beijing), Inc.’s equity. SynCardia Medical (Beijing), Inc. will then become our majority owned subsidiary. In addition to certain anti-dilution provisions in place for an up to $100 million valuation of SynCardia Medical (Beijing), Inc., we will have two of the three board seats on the SynCardia Medical (Beijing), Inc. Board of Directors. The Investment Agreement is contingent on us becoming publicly traded on a stock exchange.

[10]	Chun KH, Kang SM. Advanced heart failure: a contemporary approach. Korean J Intern Med. 2023 Jul;38(4):471-483. doi: 10.3904/kjim.2023.159. Epub 2023 Jun 28. PMID: 37369524; PMCID: PMC10338256.
[11]	Numbers shown are representative for the period from 2012 to 2022; OPTN/SRTR Annual Data Report 2022 (Heart).
[12]	Numbers shown are representative for the period from 2012 to 2022; OPTN/SRTR Annual Data Report 2022 (Heart).
[13]	Cleveland Clinic.(2022, Oct 3). “Heart Transplant”. Cleveland Clinic Health Library. Retrieved 17 December, 2024 from https://my.clevelandclinic.org/health/treatments/17087-heart-transplant
[14]	Steiner B, Neumann A, Pelz Y, Ski CF, Hill L, Thompson DR, Fitzsimons D, Dixon LJ, Brandts J, Verket M, Schütt K, Eurlings CGMJ, Boyne JJJ, Gingele AJ, De Maesschalck L, Murphy M, Furtado da Luz E, Barrett M, Windle K, Hoedemakers T, Helms TM, Brunner-La Rocca HP, Zippel-Schultz B. Challenges in heart failure care in four European countries: a comparative study. Eur J Public Health. 2023 Jun 1;33(3):448-454. doi: 10.1093/eurpub/ckad059. PMID: 37164632; PMCID: PMC10234648.
[15]	Huffman MD, Prabhakaran D. Heart failure: epidemiology and prevention in India. Natl Med J India. 2010 Sep- Oct;23(5):283-8. PMID: 21250584; PMCID: PMC3913650
[16]	Wang H, Chai K, Du M, Wang S, Cai JP, Li Y, Zeng P, Zhu W, Zhan S, Yang J. Prevalence and Incidence of Heart Failure Among Urban Patients in China: A National Population-Based Analysis. Circ Heart Fail. 2021 Oct;14(10):e008406. doi: 10.1161/CIRCHEARTFAILURE.121.008406. Epub 2021 Aug 28. PMID: 34455858.
[17]	Elasfar AA, Alhabeeb W, Elasfar S. Heart Failure in the Middle East Arab Countries: Current and Future Perspectives. J Saudi Heart Assoc. 2020 Jun 4;32(2):236-241. doi: 10.37616/2212-5043.1040. PMID: 33154923; PMCID: PMC7640557.

Our Strategy and Competitive Strengths

We face competition from alternative, often more inexpensive therapies and from other total artificial heart manufacturers. However, we believe that we have, and will maintain for some time, a strong position among total artificial heart manufacturers globally, and that we will enjoy certain competitive advantages over other total artificial heart manufacturers because of our track record, regulatory approvals, manufacturing processes, sales and marketing expertise, and long-term reputation for quality. The key differences that we have identified among the SynCardia, the Carmat, and the BiVACOR total artificial hearts are summarized in the following chart, which is based on publicly available data for Aeson and BiVACOR:

	SynCardia TAH	Carmat (Aeson)	BiVACOR
Status	Only US FDA and Health Canada approved artificial heart	Approved in the EU	Completed first 5 patients of 20 to be enrolled in Early Feasibility Study

Approvals	US: 2004 (BTT)	US: None	US: None
	EU: 1999-2022	EU: 2020	EU: None
	Rest of World: Canada 2005	Rest of World: None	Rest of World: None

Ventricle Blood Volume	50cc and 70cc Serves men, women and children	65cc May not fit women, children and smaller-built men	N/A, not a displacement pump

Total Implant Size (Volume)	250–400ml	750ml; may not fit women, children and smaller-built men	400ml

No. of Implants	More than 2,100	~ 90 as of January 2025	Six as of December 3, 2024

Implant Weight	200–240g	900g	Approx. 512g

Development-Stage Advantages: We believe that we maintain a strong position among our peers in the total artificial heart category. The SynCardia TAH is the only total artificial heart that is approved for commercial use in the United States and Canada. Of our two direct competitors that have been used in human subjects, Carmat and BiVACOR, the Aeson device by Carmat is approved for commercial use in the EU only (CE mark). Carmat obtained the CE mark in December 2020 under MDD based on clinical data obtained from 5 patients (“ADVANCEHF” Study).18 Carmat is in the process of re-certifying the Aeson device under MDR. To this end Carmat is conducting a clinical trial that will enroll 52 patients to generate the clinical data needed to support a CE mark under MDR (“EFICAS” Study). There is no guarantee that results from the EFICAS study will be sufficient to support a CE mark under MDR, and Carmat may have to conduct additional clinical trials. In 2021, Carmat received clearance from the FDA to start an early feasibility study (“EFS”) in the U.S. with the aim to enroll 10 patients. Also in 2021, Carmat suspended this EFS following the occurrence of a quality issue affecting some of its implants. In 2024, following the occurrence of software issues that may affect the cardiac cycle of the Aeson, the company recommends transplanting patients with a natural heart as soon as possible. The BiVACOR system, which has been implanted in 5 of 20 patients that are part an EFS that started in 2024 at five centers in the U.S., has not obtained approval for any market to date. The BiVACOR heart has also been implanted in one patient in Australia.

[18]	Netuka I, Pya Y, Bekbossynova M, Ivak P, Konarik M, Gustafsson F, Smadja DM, Jansen P, Latrémouille C. Initial bridge to transplant experience with a bioprosthetic autoregulated artificial heart. J Heart Lung Transplant. 2020 Dec;39(12):1491-1493. doi: 10.1016/j.healun.2020.07.004. Epub 2020 Jul 14. PMID: 32758387.

Clinical Training and Education Expertise. The SynCardia TAH is a sophisticated device, and a successful total artificial heart implant, including post-implant patient care in the hospital, requires a surgeon and a supporting team that possess a high degree of skill and training. While a complete heart replacement with a device is both critical and complex in nature, we have developed a successful training and education program informed by over 30 years and over 2,100 implants worth of clinical experience. To date, we believe that we remain the only company with this level of experience. We continually improve our education and training program by evaluating new technologies. Currently, we employ three Clinical Support Specialists to support existing certified centers and to certify new centers by training surgeons and supporting their team members. We have over 30 certified centers and 30 centers that have completed at least one implant during the 36 months preceding the date of this prospectus. A center is considered certified after completion of our four-phase training curriculum including least one proctored implant. Certification is valid for three years, and we also provide re-training to centers if needed or requested sooner (e.g. due to staff turnover). To remain certified, a center needs to implant at least one SynCardia TAH during a 12-month period.

Sales and Marketing Experience. Our customers are major medical centers operating heart transplant and MCS programs. Our marketing efforts focus on heart transplant surgeons, heart failure cardiologists, MCS Coordinators, and other clinical staff specializing in MCS and heart failure. In the United States, we employ our own sales staff to market and sell our products. In Europe and other international markets, we use specialized distributors to market and sell our products. In July 2023, we entered an arrangement with SynCardia Medical (Beijing), Inc. that will service, market, and sell our products in the Chinese market. We are in discussions with potential distributors in Taiwan, the Gulf region, India, and in Brazil.

Integrated Manufacturing Processes. Our technicians assemble SynCardia TAHs and make and service drivers in our facility under an ISO 13485-certified quality management system, which is the standard required and recognized by the FDA, Health Canada, and competent authorities in Europe. We are capable of performing the majority of manufacturing in-house in large part due to the considerable amount of proprietary manufacturing technology we have developed or acquired over the course of our operating history. All SynCardia TAHs and drivers are assembled, and selected components thereof manufactured, in our rigorously monitored and maintained production environments. The manufacturing processes consist of fabricating precision components from a variety of materials and assembling these components, as well as components purchased from third parties, into specific configurations governed by our design requirements. Both 70cc and 50cc SynCardia TAH implants are produced in a controlled environment suite, while the drivers are serviced in a non-sterile environment. During the manufacturing process, the SynCardia TAH and driver assembly components are rigorously tested to meet rigid operational and quality standards. As a Class III medical device manufacturer, our manufacturing facility, the facilities where sterilization is conducted, and the facilities of other critical suppliers are subject to periodic inspection by the FDA and other regulatory agencies. To date, all the International Organization for Standardization (ISO) and Medical Device Single Audit Program (“MDSAP”) audits that have been conducted at our facilities have noted no deficiencies resulting in the suspension of manufacturing or quality system licenses. We successfully completed the latest MDSAP audit in November 2024.

Intellectual Property

Our success depends in part on our ability to develop and maintain intellectual property rights relating to key aspects of the technology employed in the SynCardia TAH, maintain our licenses to use intellectual property owned by third parties, preserve the confidentiality of our trade secrets, and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. We rely upon certain patents, registered and common law trademarks, trade secrets, know-how, invention and patent assignment agreements, and continuing technological innovation to develop and maintain our competitive position. We are currently the holders of six awarded US and international patents and the applicant for more than twelve pending US and international patents. We intend to aggressively protect, defend, and extend the intellectual property rights protecting our technology.

For additional information relating to the risks associated with our intellectual property position see “Risk Factors—Risks Related to Our Intellectual Property.”

Patents

The currently active (and, therefore, in-force) patents owned by us related to our technologies include:

Patent Number	Jurisdiction	Technology	Expiration Date
U.S. No. 7,811,318	United States	Pneumatic Driver	April 23, 2028
U.S. No. 8,070,455	United States	Scotch-Yoke	May 18, 2029
U.S. No. 8,021,422	United States	Pneumatic Driver	May 18, 2029
Canada No. 2,762,200	Canada	Pneumatic Driver	May 18, 2030

Additionally, we have applied for, or are preparing to apply for, a number of additional patents that protect the next generation total artificial heart, product upgrades, and next generation drivers and that stem from the International Patent Application No. PCT/US20/60785. Such patents and/or pending patent applications are targeting the U.S., Europe, and China. The first two of such U.S. patents and one China patent have already been granted:

Patent Number	Jurisdiction	Technology	Expiration Date
U.S. No. 11,918,798	United States	Next Generation Total Artificial Heart	May 23, 2042
U.S. No. 12,121,711 B2	United States	Next Generation Total Artificial Heart	February 5, 2044
China Application No. 202080094390.7	China	Next Generation Total Artificial Heart (Counterpart to U.S. No. 11,918,798)	Dec 4, 2044

Furthermore, additional patent applications are in preparation and intended for protection of our intellectual property in the U.S., Canada, Europe (European Patent Convention and Eurasian Patent Convention), China (CNIPA), and India. Specifics of these additional patent applications are as follows:

Purpose(1)	Product Family	Patent Type	Expected Expiration Year
Usability-1	Driver	Utility	2044
Usability-2	Driver	Utility	2044
Usability-3	Driver	Utility	2044
Portability-1	Driver	Utility	2044
Usability-4	Driver	Utility	2044
Portability-2	Driver	Utility	2044
Reliability-1	Driver	Utility	2044
Reliability-2	Driver	Utility	2044
Portability-3	Driver	Utility	2044
Usability-5	Driver	Utility	2044
Usability-6	Driver	Utility	2044
Usability-7	Driver	Utility	2044

(1)	Each of the “Purpose” designations pertains to the function of a component of the total artificial heart that is protected by the patent.

Trademarks

Neither we or any of our subsidiaries, including SynCardia, currently have trademarks which are registered and in effect with the United States Patent and Trademark Office or international governmental organizations. Instead, we rely on common law and other trademark protections for our products.

Trade Secrets

The majority of the intellectual property related to the current versions of the SynCardia TAH is no longer protected by any patents or registered trademarks, and we rely primarily on a combination of non-patented proprietary technology, trade secrets, processes and procedures, technical knowledge and know-how accumulated or acquired since our inception.

We consider the trade secrets relating to the manufacturing processes for our products to be particularly important. Because of the considerable amount of proprietary manufacturing technology, we have developed or acquired over the course of our operating history, we perform the majority of manufacturing activities related to our products at our headquarters in Tucson, Arizona. Please refer to the section entitled “Business — Manufacturing” for a discussion of the highly technical manufacturing processes for our SPUS and valves, which comprise a substantial competitive moat for our business. We protect these trade secrets, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to them, such as employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. Access to key trade secrets such as manufacturing processes and formulations is limited to a small number of highly trained employees. We also enter into invention or patent assignment agreements with employees and consultants that obligate them to assign any inventions developed in the course of their work.

Regulatory Approvals

The SynCardia TAH is the only total artificial heart approved for commercial use in the United States and Canada. Commercial approval in the United States requires the successful granting of Premarket Approval (“PMA”) by the FDA. We remain the only company with an FDA-approved PMA for a total artificial heart. Obtaining an FDA approved PMA requires significant investment and clinical data. The only other total artificial heart approved for commercial use is the Aeson device by Carmat, which obtained EU approval in December 2020 under the European Medical Device Directive (“MDD”). Carmat is in the process of re-certifying the Aeson device under the European Medical Device Regulation (“MDR”). To this end Carmat is conducting a clinical trial that will enroll 52 patients to generate the clinical data needed to support a CE mark under MDR (“EFICAS” Study). There is no guarantee that results from the EFICAS study will be sufficient to support a CE mark under MDR, and we may have to conduct additional clinical trials. The BiVACOR system, which has been implanted in five of 20 patients that are part of an Early Feasibility Study (“EFS”) at five centers in the U.S., has not been approved by any regulatory body and BiVACOR, Inc. Has not obtained approval for any market to date.

For additional information relating to government regulation of our operations, see “Business—Government Regulation.”

During the period running up to December 2021, we, together with our notified body in the European Union (“EU”), the BSI Group (“BSI”), were working on the re-certification of the SynCardia TAH under MDD. During this process, BSI highlighted several post-market surveillance (“PMS”) deficiencies and in March 2021, we received a letter from BSI concerning the possible suspension of our CE Mark Certificate because of certain PMS data had not been incorporated into the annual Clinical Evaluation Reports (“CER”), as was required under MDD regulation. The missing data included information showing that the C2 driver may have experienced more frequent adverse events compared to its predecessor, the Big Blue driver, and data on C2 valve malfunctions events. BSI also believed that prior actions taken by the Company had not mitigated risk to the lowest possible level. BSI also noted that, neither issue had been communicated to our EU customers although such notifications had been sent to our US customers.

While we worked with BSI to rectify their concerns, in December 2021, BSI suspended SynCardia’s CE mark pending completion of a PMS study needed to reinstate the CE mark under MDD. In June 2022, we asked BSI to cancel the MDD CE mark for the SynCardia TAH so that we could re-align resources and focus on the approval of the SynCardia TAH CE mark under the new MDR. Following this request, BSI cancelled the CE mark in July 2022 and SynCardia. Between June 2022 and July 2022. we notified all our EU distributors that the SynCardia CE Mark registration had been cancelled EU regulations require our distributors to communicate this information to customers and authorities. Since then, we have been building up resources to address existing deficiencies and to update all documentation to align with MDR requirements and we are planning to reapply for an MDR CE mark during 3Q25.

For additional information relating to the CE mark for the SynCardia TAH, see “Business—Regulatory Approvals—International.”

Employees and Human Capital

We, through SynCardia, have over 75 employees. In the United States, we employ our own sales staff to market and sell our products. In Europe and other international markets, we use specialized distributors to market and sell our products. We have employed more sales specialists in 2024, including a new Director of North American Sales. We are also actively increasing our presence on social media and interacting with our heart failure patients and their families through different outreach programs.

We employ and train technicians who are trained to produce our 70cc and 50cc SynCardia TAH and who can service our Companion 2 and Freedom Drivers. Depending on expected demand, we can scale up SynCardia TAH production in Tucson, AZ to approximately 450 units per year.

We consider our relationship with our employees to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants.

Going Concern

Historically, we have incurred operating losses since inception, including net losses of $15.6 million and $12.2 million for the year ended December 31, 2023, and the nine months ended September 30, 2024, respectively. While we already have FDA-approved products that are generating commercial revenue, the business needs to scale up in order to offset a large, fixed overhead cost from our site in Tucson, AZ. Moreover, we are also investing heavily in the development of updates and next generation devices and therefore expect to continue to incur significant expenses and operating losses for the foreseeable future. Furthermore, we expect to incur additional expenses with transitioning to, and operating as, a public company.

Based on our current expended level of operating expenditures and the cash and cash equivalents on hand at September 30, 2024, we have concluded that there is substantial doubt over our ability to continue as a going concern as conditions and events, considered in the aggregate, and indicate it is probable we will be unable to meet our obligations as they become due within one year after the date that the financial statements included in this prospectus are issued. We expect to raise sufficient cash to fund our operations into 2025 based on our current business plan, and expectations and assumptions considering current macroeconomic conditions. However, these plans have not been finalized and there can be no assurance that we will be successful in raising any cash in connection with this offering Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section of this prospectus entitled “Risk Factors.”

Facilities

Our manufacturing facilities are within our 30,034 square foot corporate office, located in Tucson, Arizona. We make implants and drivers at our facility in Tucson, Arizona with components sourced from our suppliers. Our lease for the Tucson facility expires in 2027. The facility includes a total of 7,882 square feet for manufacturing, 14,289 square feet of office space and approximately 11,863 square feet of warehouse space.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. As of the date of this prospectus, we are not a party to any material legal matters or claims. In the future, we may become party to legal matters and claims in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and results of operations. You should carefully consider the risks discussed in the section titled “Risk Factors,” including the following risks, before investing in our common stock:

Risks Related to Our Business and Industry

●	We have a history of significant losses, and if we do not achieve and sustain profitability, our financial condition could suffer.

●	The manufacturing of the SynCardia TAH requires highly specialized knowledge and operator skills. If we are unable to manufacture the SynCardia TAH on a timely basis consistent with our quality standards, our results of operations will be adversely impacted.

●	We rely on specialized suppliers and service providers for components of the SynCardia TAH and currently do not have second-source suppliers for the majority of components.

●	We have significant customer concentrations and have no long-term exclusive agreements with our customers.

●	Our future success depends on our ability to develop, receive regulatory approval (including long term indication) for, and introduce new products or product enhancements that will be accepted by the market in a timely manner. Our future success is also dependent on our ability to acquire, develop, or license complementary medical device technologies and assets.

●	If we are unable to successfully complete the pre-clinical studies or clinical trials that may be necessary to support regulatory approvals of novel products, our ability to obtain government clearance of new products will be limited.

●	If third-party payors do not continue to provide adequate coverage and reimbursement for the use of our products, it is unlikely that our products will be widely used.

●	Changes in U.S. and international trade policies, particularly with respect to China, may adversely impact our business and operating results.

Risks Related to Regulation of Our Industry

●	We may need to undertake additional clinical trials in order to secure from the FDA an expansion of the indication for the SynCardia TAH from Bridge-to-Transplant (BTT) to Long-Term (LT).

●	Failure to reinstate our CE certificate under CE MDR could have a material adverse effect on our business.

●	Prior weaknesses in our compliance with post-market surveillance requirements under CE MDD may limit our ability to market or sell products in European markets.

Risks Related to Our Intellectual Property

●	Many aspects of the SynCardia TAH are no longer protected by patents, and we may be unable to, in the long term, protect our products from competition through other means.

●	The medical device industry is characterized by extensive patent and other intellectual property litigation, and we could become subject to litigation that could be costly, result in the diversion of management’s attention, require we pay significant damages or royalty payments or prevent us from marketing and selling our existing or future products.

●	If we cease our commercial ties or contractual arrangements with either Bimba or Heitek Automation, we will be required to source crucial components for the C2 and Freedom Driver from an alternative supplier, which could have a negative impact on our business and operations if one is not found.

Risks Related to Ownership of Our Securities and this Offering

●	Our share price may be volatile, and purchasers of our securities could incur substantial losses.

●	Our classification as an “emerging growth company” and a “smaller reporting company” upon consummation of this offering, could make our securities less attractive to investors.

●	We do not intend to pay cash dividends for the foreseeable future.

●	Future sales of common stock, or the perception that future sales may occur, may cause the market price of common stock to decline, regardless of our operating performance.

●	We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, results of operations, and financial condition.

●	We could be subject to securities class action or derivative litigation

●	If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of common stock may decrease.

●	Our common stock has no prior market, and our stock price may decline after the offering.

●	Our stockholders may be subject to significant dilution upon the occurrence of certain events, including conversion of our Series A-1 Preferred Shares and certain related party loans into shares of our common stock, which could result in volatility in our stock price.

●	An active trading market may not develop or be sustained.

●	We intend to rely on certain “controlled company” corporate governance exemptions following this offering while we search for candidates to serve as independent directors, and accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

●	Exclusive forum provisions in our certificate of incorporation (the “Charter”) could limit our stockholders’ ability to bring, and increase the costs of, a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or employees.

Corporate Information

Our offices are located at 4 Palo Alto Square, Suite 200, Palo Alto, CA 94025. Our telephone number is (520) 545-1234. Our website is located at www.syncardia.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We will qualify as an emerging growth company, as defined in the JOBS Act and may remain an emerging growth company for up to five years following the completion of our initial public offering (“IPO” or “Initial Public Offering”). For so long as we remain an emerging growth company, we will be permitted and intend to rely on certain exemptions from various public company reporting requirements, including delaying adopting new or revised accounting standards issued until such time as those standards apply to private companies, not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this registration statement, we have provided only two years of audited financial statements and unaudited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Following the closing of the offering, we will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of our IPO (that is, December 31, 2029), (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the prior June 30, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We will also qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 of the Exchange Act, meaning that the market value of our common stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company following the closing of this offering if either (i) the market value of our common stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

The summary below describes the principal terms of this offering. The “Description of Capital Stock” section of this prospectus contains a more detailed description of the common stock.

Common stock offered by us	shares.

Underwriters’ over-allotment option	We have granted the underwriters a 30-day option to purchase up to an additional shares of our common stock from us at the price to the public, less underwriting discounts and commissions to cover over-allotments, if any.

Common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares from us is exercised in full)(1)

Underwriter’s warrants	We have agreed to issue to the representative warrants to purchase a number of shares of common stock equal in the aggregate to 5% of the total number of shares issued in this offering. The underwriter’s warrants will be exercisable at the initial public offering price per share sold in this offering. The representative’s warrants will be exercisable at any time and from time to time commencing 181 days after the closing of the offering, in whole or in part, during the five-year period commencing on the effective date of the registration statement related to this offering. The registration statement of which this prospectus forms a part also registers the shares of common stock issuable upon exercise of the representative’s warrants. See “Underwriting” for more information.

Use of proceeds after expenses	We estimate that the net proceeds of the sale of our common stock in this offering will be approximately $ million (or approximately $ million if underwriter exercises the option in full to purchase additional shares of our common stock), based on an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds of this offering to support market expansion via a joint venture in China, to fund research and development activities of our products, including the next generation portable driver, next generation hospital driver, and fully implantable system, to build sales, marketing and distribution capabilities for our total artificial heart system, including the costs of additional inventory and expansion of our base of additional drivers; and for general operational expenses, working capital and other general corporate purposes. See “Use of Proceeds” for more information.

Dividend policy	We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Accordingly, we do not expect to pay cash dividends on our common stock in the foreseeable future.

(1)	In this prospectus, except as otherwise indicated, the number of shares of our common stock that will be outstanding immediately after this offering and the other information based thereon:

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Controlled company	After the completion of the Initial Public Offering, Hunniwell Picard I, LLC will control a majority of the voting power of the outstanding common stock, and we will be a “controlled company” within the meaning of applicable rules of [ ]. As a controlled company, we may elect to avail ourselves of the controlled company exemption under the corporate governance requirements of the [ ].

Lock-up agreements

We have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares during the 6-month period following the closing of this offering.

Our executive officers, directors, and shareholders beneficially owning more than 5% of our ordinary shares prior to the offering, have agreed during the 6-month period following the closing of this offering to substantially similar lock-up provisions, subject to certain exceptions. Please refer to the sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.

Transfer agent	Continental Stock Transfer & Trust Company

Proposed NYSE American trading symbol	[ ]

●	assumes an initial public offering price of $ per share of common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus);

●	no exercise of the underwriters’ option to purchase up to additional shares from us in this offering to cover over-allotments, if any.

SUMMARY FINANCIAL DATA

The following table summarizes certain of our financial data. We derived the summary statements of operations and comprehensive loss data for the years ended December 31, 2023 and 2022 and the summary balance sheet data as of December 31, 2023 and 2022, from our audited financial statements and related notes appearing elsewhere in this prospectus. The summary statement of operations data for the nine months ended September 30, 2024 and 2023, and the summary balance sheet data as of September 30, 2024, were derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year. The summary financial data should be read together with our financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

Consolidated Statements of Operations and Comprehensive Loss Data:

(in thousands, except share and per share data)	Year Ended December 31,		Nine Months Ended September 30,
	2022	2023	2023	2024
			(unaudited)
Revenues	$4,113	$5,043	$4,217	$3,555
Cost of revenues	9,101	7,746	5,417	3,803
Gross profit (loss)	(4,988)	(2,703)	(1,200)	(248)
Operating expenses:
Research and development	1,902	2,213	1,633	2,591
Selling, general and administrative	4,177	10,586	6,759	7,301
Total operating expenses	6,079	12,799	8,392	9,892
Loss from operations	(11,067)	(15,502)	(9,592)	(10,140)
Interest and other expense	(101)	(67)	15	(2,077)
Net loss	$(11,168)	$(15,569)	$(9,577)	$(12,217)
Less deemed dividend on preferred stock	(1,502)	(2,433)	(1,784)	(2,011)
Net loss attributable to common stockholders	$(12,670)	$(18,002)	$(11,361)	$(14,228)
Basic and diluted net loss per share attributable to common stockholders	$(4.88)	$(4.88)	$(3.08)	$(3.86)
Weighed average number of shares used to calculate net loss per common share	2,597,670	3,690,571	3,690,571	3,690,571

Consolidated Balance Sheet Data:

(in thousands)	As of December 31,		As of September 30,
	2022	2023	2024
			(unaudited)
Cash and cash equivalents	$152	$244	$6
Working capital (deficit)	9,124	(451)	(16,847)
Total assets	15,440	11,374	12,151
Leases and Debt (loans)	1,959	9,411	19,422
Total Liabilities	4,071	14,926	27,284
Preferred Stock	20,265	20,265	20,265
Total stockholders’ deficit	(8,896)	(23,817)	(35,398)

RISK FACTORS

An investment in our shares of common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the information contained in this prospectus, including our financial statements and the related notes, before making an investment decision regarding the shares of common stock. If any of the following risks are realized, our business, financial condition, results of operations or prospects could be materially and adversely affected. In that event, the market price of our securities could decline, and you could lose part or all of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”.

Risks Related to Our Business and Industry

We have a history of significant losses. If we do not achieve and sustain profitability, our financial condition could suffer.

We have experienced significant net losses, and we expect to continue to incur losses for the foreseeable future while we expand our sales and marketing capabilities, increase manufacturing, pursue additional regulatory approvals for our products and continue our research and development activities. We have incurred a net loss of $11.2 and $15.6 million for the years ended December 31, 2022 and 2023, respectively, and a net loss of $6.2 and $12.2 million for the three and nine months ended September 30, 2024, respectively. As of September 30, 2024, our accumulated deficit was $41.0 million. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital for the foreseeable future. We do not anticipate being profitable in the near future. Even if we are successful in marketing existing products and launching additional products into the market, we expect to continue to incur substantial losses for the foreseeable future as we continue to sell and market, research and develop and seek regulatory approvals for existing and future products.

If sales revenue is insufficient, if we are unable to develop and commercialize product candidates, or if product development is delayed, we may never become profitable. Even if we do become profitable, we may be unable to sustain or increase profitability on a quarterly or annual basis.

All of our revenue is generated from a limited number of products, and any decline in the sales of these products or failure to gain market acceptance of these products will negatively impact our business.

We have focused heavily on the development and commercialization of a limited number of products for the treatment of irreversible biventricular heart failure, also referred to as end-stage heart failure. These products consist of the SynCardia 50cc TAH, SynCardia 70cc TAH, external “drivers” used to power and operate the SynCardia TAH and other ancillary, external hardware. For sales in the United States, we also recognize revenue when we train and certify new transplant centers or recertify dormant centers. From our inception in 2001 through September 30, 2024, substantially all revenue has been derived from sales of the SynCardia TAH and related services and ancillaries. We expect substantially all revenue to be derived from or related to sales of the SynCardia TAH for the immediate future. We expect that over time an increasing percentage of revenues will be derived from monthly rentals of our drivers, which is expected to result in longer, consistent revenue streams. If we are unable to achieve and maintain significantly greater market acceptance of the total artificial heart in general, and do not achieve sustained positive cash flow, we will be severely constrained in our ability to fund our operations. In addition, if we are unable to market our products as a result of a quality problem, shortage of components, failure to maintain or obtain regulatory approvals, unexpected or serious complications or other unforeseen negative effects, we would lose our only source of revenue, and our business will be adversely affected.

The manufacturing process of the SynCardia TAH requires highly specialized knowledge and operator skills, which could affect our ability to manufacture the SynCardia TAH on a timely basis. If we are unable to manufacture the SynCardia TAH on a timely basis consistent with our quality standards, our results of operations will be adversely impacted.

Manufacturing total artificial hearts entails a variety of risks, including:

●	the inability to meet product specifications and quality requirements consistently;

●	a delay or inability to procure or expand sufficient manufacturing capacity to meet additional demand for our products;

●	manufacturing and product quality issues related to the scale-up of manufacturing;

●	the inability to produce a sufficient supply of products to meet product demands;

●	the disruption of our manufacturing facility due to equipment failure, public health emergencies such as COVID-19, natural disaster or failure to retain key personnel;

●	an inability to ensure compliance with regulations and standards of the FDA including QSR and corresponding state and international regulatory authorities;

●	concentration of manufacturing activity in a single location, which risks loss of manufacturing capacity and continuity of production in the event of a fire or other disruption; and

●	the shell and diaphragm portions of the SynCardia TAH are constructed with a proprietary formulation of Segmented Polyurethane Solution (“SPUS”) with raw chemicals from qualified suppliers, and we may not obtain FDA approval for our efforts to source these raw chemicals from different suppliers.

Any of these events could lead to a reduction in product sales, product launch delays, or failure to obtain regulatory clearance or approval or impact our ability to successfully sell products and commercialize product candidates. Some of these events could be the basis for adverse actions by regulatory authorities, including injunctions, recalls, seizures, or total or partial suspension of production.

The SynCardia TAH is currently manufactured by hand by highly trained technicians who cannot be quickly or easily replaced. The length of time required to obtain the skill necessary to build the SynCardia TAH is long, and each technician is subject to sickness, accident or life changes. The loss of any such personnel could result in production delays that could adversely affect our results of operations.

To achieve revenue goals, we must successfully continue to increase production output to meet projected customer demand and product inventory requirements that are attendant to serving a global market. It is not certain that we will be able to increase output on anticipated timelines, or at all.

We rely on specialized suppliers and service providers for components of the SynCardia TAH and do not have second-source suppliers for the majority of components.

We rely on third party suppliers for materials and components necessary for the manufacture and assembly of our SynCardia TAH and components thereof. Several of our suppliers rely on proprietary processes and/or perform customized processes. While we aim to have secondary suppliers for our critical suppliers, this may not be feasible for all due to the nature of materials used and/or processes applied. We have entered into quality agreements with most of our critical suppliers. Issues arising from production stoppages, adverse business conditions, and failure to meet agreed production and quality standards may have an adverse effect on our performance.

We have second-source suppliers for some, but not all, of our components. In particular, we do not have second-source suppliers for many of our driver components or for the SynHall Valves, which are a component of the SynCardia TAH. Even if we engage a second-source supplier for our valve discs, we would need to obtain regulatory approvals in order to sell SynCardia TAHs with valve discs manufactured by a backup supplier.

Additionally, we have not currently sourced a backup supplier for the housings that are used in the SynHall Valves. Our reliance on third-party suppliers also subject us to other risks that could harm our business, including:

●	suppliers may give the needs of other customers higher priority than us or discontinue or modify components based on demand from other customers;

●	inability to obtain adequate supply in a timely manner or on commercially reasonable terms;

●	some components must be manufactured to extremely tight tolerances and specifications with the result that our suppliers, especially new suppliers, may make errors in manufacturing or conduct unauthorized rework that could negatively affect the efficacy or safety of the products or cause components not to be delivered on time or at all or to be delivered outside of our specifications;

●	the availability of second-source suppliers may be extremely limited or their implementation as a supplier may be lengthy due to the tight tolerances and specifications in which we typically operate;

●	switching components or changes to components, specifications or designs may require product redesign and submission to the FDA of a post market approval supplement, which can lead to production interruptions;

●	suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver products to us in a timely manner; and

●	suppliers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfill orders and meet requirements.

In the event that any of our suppliers decreases or discontinues production of any components, or in the event we encounter quality issues or other problems with components provided by suppliers, we may not be able to quickly establish additional or alternative suppliers in part because of the FDA approval process. Furthermore, we have experienced production delays associated with selecting and engaging alternative suppliers for certain components. Any interruption or delay in obtaining products from third-party suppliers, or an inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet customer demand and cause customers to switch to competing products.

Additionally, we may experience problems or delays in our own manufacturing and assembly processes, which may be harmful to our financial status or reputation and, therefore, make it more difficult or expensive for us to continue with or enter into relationships with specialized suppliers. Our business plan is predicated on maintaining strong relationships and favorable supply arrangements with a series of external parties to manufacture components of the SynCardia TAH and related drivers. If we are unsuccessful in this regard or are unable to secure or maintain agreements with these manufacturers on favorable terms or at all, then our ability to commercialize our technology and expand our operations will be dramatically impaired.

The future demand for our current products and future products is unproven. Our current products and future products may not be accepted by hospitals, surgeons or patients, and may not become commercially successful.

Physicians and hospitals may not perceive the benefits of our products and may be reluctant or unwilling to adopt using the SynCardia TAH as a treatment option, particularly in light of existing treatment options. For example, LVADs are currently the MCS devices most commonly used by physicians to bridge the time between when a transplant is needed for a heart failure patient and when a donor heart becomes available. While we believe that the SynCardia TAH is a complementary treatment alternative to LVADs on the continuum of care, physicians who are accustomed to using LVADs or other ventricular assist devices, or “VADs”, to treat patients with heart failure may be reluctant to adopt broad use of the SynCardia TAH.

Physicians and hospitals may be slow to change their practices because of perceived risks arising from the use of new products or due to specific operational characteristics related to the use of the SynCardia TAH and its related drivers. For example, physicians and hospitals have reported that the noise level generated by the Freedom Portable Driver has impacted their willingness to use the Freedom Portable Driver in the hospital setting. In addition, unlike VADs, implanting the SynCardia TAH involves the removal of the patient’s native heart. While we believe that replacement of the native heart with the SynCardia TAH provides many benefits over VADs, the concept of removing a patient’s native heart may cause a negative emotional reaction from certain physicians, patients and their families, and make them reluctant to use our products.

We must establish markets for our products and build those markets through appropriate and compliant physician education and awareness programs. Publication in peer-reviewed medical journals of results from studies using the SynCardia TAH will be an important consideration in its adoption by physicians and in reimbursement decisions of third-party payors. The process of publication in leading medical journals is lengthy and subject to a peer review process. Peer reviewers may not consider the results of studies of the SynCardia TAH and any future products sufficiently novel or worthy of publication. Failure to have our studies published in peer reviewed journals may adversely affect adoption of our products.

Once our products have been proven either safe and with probable benefit (through an approved HDE) or safe and effective (through an approved PMA), educating physicians and hospitals on the safety and benefits of our products requires significant commitment by our marketing team and sales organization. We cannot predict when, if ever, the SynCardia TAH will become widely accepted by physicians and hospitals. If we are unable to adequately educate physicians and hospitals about the advantages of the SynCardia TAH, do not achieve significantly greater market acceptance of our products, do not gain momentum in our sales activities, or fail to significantly grow our market share, we will not be able to grow revenue, and our business and financial condition will be adversely affected.

Once SynCardia TAH has been proven either safe and with probable benefit (through an approved HDE) or safe and effective (through an approved PMA), If SynCardia is unable to educate physicians on the safe and effective use of the SynCardia TAH and the procedure to implement the SynCardia TAH, we may be unable to achieve our expected growth.

It is critical to the success of our commercialization efforts that we educate physicians on proper implantation and aftercare techniques for the SynCardia TAH and provide them with adequate product support during clinical procedures. There is a learning process for physicians to become proficient in the use of the SynCardia TAH, and it typically takes several procedures for a physician to become comfortable implanting the SynCardia TAH. If a physician experiences difficulties during a procedure involving the SynCardia TAH, that physician may be less likely to continue to use our products or to recommend them to other physicians. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity, or lawsuits against us, any of which could have an adverse effect on our business.

If we fail to develop and retain a direct sales force and effective network of international distributors, we may be unable to achieve expected growth targets and our business could suffer.

We employ two sales specialists and three clinical support specialists who together cover the United States and Canadian markets, and we utilize a network of independent distributors and agents for sales outside of the United States. We work, or plan to work with distributors in Europe, India, China, Saudi Arabia, and Serbia. As we launch new products, increase our current sales efforts and expand into new geographies and increase our efforts in each geography, we will need to retain, grow and develop our community of direct sales personnel, distributors and agents. There is significant competition for sales personnel experienced in relevant medical device sales. In addition, the training process is lengthy because it requires significant education for new sales representatives to achieve an acceptable level of clinical competency with SynCardia TAH. Upon completion of training, sales representatives typically require lead time in the field to develop or expand their network of accounts and achieve the productivity levels they are expected to reach in any individual territory. If we are unable to attract, motivate, develop, and retain a sufficient number of qualified sales and clinical support personnel, and if they do not achieve the expected productivity levels, our revenue will not grow at the rate that we expect, and financial performance will suffer.

In addition, we cannot assure investors that we will succeed in entering into and maintaining productive arrangements with an adequate number of distributors that are sufficiently committed to selling the SynCardia TAH in international markets. The establishment and maintenance of a distribution network is expensive and time consuming. Even if we engage and maintain suitable relationships with an adequate number of distributors, they may not generate revenue as quickly as expected, commit the necessary resources to effectively market and sell the products, or ultimately succeed in selling the products. Moreover, if our sales force and distributors are unable to recruit new medical centers to become SynCardia Certified Centers, we may be unable to achieve expected growth, and our business could suffer.

Reliance on distributors and third parties to market and sell our products could negatively impact our business.

Reliance on distributors and third-parties to market and sell our products could negatively impact our business because we may not be able to find suitable distributors for our products on satisfactory terms, agreements with distributors may prematurely terminate, our future distributor relationships or contracts may preclude us or limit us from entering into arrangements with other distributors, and we may not be able to negotiate new or renew existing distributing agreements on acceptable terms, or at all.

We operate in a market segment that is subject to rapid technological change. If our competitors are able to develop and market technologies or products that are safer, more effective, less costly, easier to use or otherwise more attractive than our products, our business will be adversely impacted.

The medical device industry is highly competitive and subject to technological change. Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and products for use in the treatment of advanced heart failure. We face significant competition in the United States and internationally, and we expect the intensity of competition to increase over time. For example, our products are likely to compete against future products offered by larger public companies such as Abbott. In addition to these potential competitors, we may also face competition from smaller companies with active MCS device development programs. Other competitors may emerge in the future. Many of the companies developing or marketing competing products enjoy several advantages relative to us, including:

●	greater financial and human resources for product development, sales and marketing;

●	greater name recognition;

●	long-established relationships with physicians and hospitals;

●	the ability to offer rebates or bundle multiple product offerings to offer greater discounts or incentives;

●	more established distribution channels and sales and marketing capabilities; and

●	greater experience in resources for conducting research and development, clinical studies, manufacturing, preparing regulatory submissions, obtaining regulatory clearance or approval for products and marketing approved products.

The SynCardia TAH is currently the only total artificial heart that is commercially available in the United States and Canada for use as a bridge to transplantation. The SynCardia TAH is also used under compassionate use/special dispensation regimes in several countries outside of North America. Although we believe that the SynCardia TAH is a complementary treatment alternative to LVADs on the continuum of care, we cannot assure investors that hospitals, physicians and investors will not view our products as competitive with LVADs that are marketed and sold by much larger and more established companies. Our competitors may develop, and patent processes or products earlier than we do, obtain regulatory clearance or approvals for competing products more rapidly than us or develop more effective, more convenient or less expensive products or technologies that render our technology or products obsolete or less competitive. In addition, our ability to increase gross margins is dependent in part upon product development, including increasing service intervals for drivers. We also face competition in recruiting and retaining qualified sales, scientific and management personnel, establishing clinical trial sites and enrolling patients in clinical studies. If our competitors are more successful than we are in these matters, our business may be harmed.

SynCardia has significant customer concentrations, and economic difficulties or changes in the purchasing policies or patterns of our key customers could have a significant impact on our business and operating results. We have no long-term exclusive agreements with our customers and, as a result, generally operate on an invoice and purchase order basis to meet our customers’ needs.

A small number of customers or key surgeons account for a substantial portion of our revenues. There are also a limited number of hospitals and surgical centers with heart transplant centers and MCS programs. Sales of products to our customers are not based on long-term, committed-volume purchase contracts, and we may not continue to receive significant revenues from any customer. Because of this significant customer concentration, our revenue could fluctuate significantly due to changes in economic conditions, the use of competitive products, or the loss of, reduction of business with, or less favorable terms with our significant customers. A reduction or delay in orders from significant customers, or a delay or default in payment by any significant customer, could materially harm our business and results of operations. For the years ended December 31, 2022, and 2023, customer A accounted for revenue of $172,000 or 4% and $1,876,000 or 37%, respectively, customer B accounted for revenue of $1,121,000 or $27% and $737,000 or 15%, respectively and customer C accounted for revenue of $848,000 or 21% and $536,000 or 11%, respectively. For the nine months ended September 30, 2023 and 2024, customer A accounted for $1,706,000 or 40% and $1,796,000 or 51%, respectively, customer B accounted for revenue $148,000 or 4% and $494,000 or 14%, respectively, customer C accounted for $956,000 or 23% and $18,000 or 1%, respectively, customer D accounted for revenue of $518,000 or 12% and $0 or 0%, respectively.

Our future success depends on our ability to develop, receive regulatory approval (including long term indication) for, and introduce new products or product enhancements that will be accepted by the market in a timely manner.

It is important to our business that we continue to build a pipeline of product offerings for the treatment of heart failure in order to remain competitive. As such, our success will depend in part on our ability to develop and introduce new products. However, we may not be able to successfully maintain our regulatory approvals for existing products, or develop, obtain and maintain regulatory clearance or approval for product enhancements, or long-term indication for our products, or new products, or these products may not be accepted by physicians or the payors who financially support many of the procedures performed with our products.

The success of any new product offering or enhancement to an existing product will depend on several factors, including our ability to:

●	identify and anticipate physician and patient needs properly;

●	develop and introduce new products or product enhancements in a timely manner;

●	avoid infringing the intellectual property rights of third parties;

●	demonstrate the safety and efficacy of new products with data from preclinical studies and clinical studies;

●	obtain the necessary regulatory approvals for new products or product enhancements;

●	comply fully with FDA and applicable foreign government agencies’ regulations on marketing of new devices or modified products;

●	provide adequate training to potential users of our products; and

●	receive coverage and adequate reimbursement for procedures performed with our products.

If we do not develop new products or product enhancements in time to meet market demand, if there is insufficient demand for these products or enhancements, or if our competitors introduce new products with enhanced functionalities that are superior to our products, our results of operations will suffer.

If we are unable to successfully complete the pre-clinical studies or clinical trials necessary to support premarket approval applications or PMA supplements, our ability to obtain approvals for new products will be limited.

In some cases, where we develop new products, we may be able to engage in limited use of such products via emergency or compassionate use provisions prior to completion of clinical trials and receipt of regulatory approval. However, before broadly using medical devices in the United States, we must apply for and obtain approval for either a Humanitarian Device Exemption, or “HDE”, or a premarket approval, or PMA, from the FDA. Before submitting an HDE or PMA application, we must successfully complete pre-clinical studies and clinical trials to demonstrate that the product is safe and either provides probable benefit (for an HDE) or is effective (for a PMA). Product development, including pre-clinical studies and clinical trials, is a long, expensive, and uncertain process and is subject to delays, and failure may occur at any stage. Furthermore, the data obtained from the trial may be inadequate to support approval of a PMA application. The commencement or completion of any clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

●	the FDA, institutional review boards or other regulatory authorities do not approve a clinical study protocol, require a modification to a previously approved protocol, or place a clinical study on temporary hold;

●	sites do not apply to participate in a clinical study, or apply at a lower rate than expected;

●	there are difficulties or delays in the process of qualifying sites to participate in a clinical study;

●	patients do not enroll in, or enroll at a lower rate than expected, or do not complete a clinical study;

●	patients or investigators do not comply with study protocols;

●	patients do not return for post-treatment follow-up at the expected rate;

●	patients experience serious or unexpected adverse side effects, whether because of the product or because of serious co-morbidities that may exist at the time of treatment, causing a clinical study to be put on hold;

●	sites participating in an ongoing clinical study withdraw, requiring us to engage new sites;

●	difficulties or delays associated with establishing additional clinical sites;

●	third-party clinical investigators decline to participate in clinical studies, do not perform the clinical studies on the anticipated schedule, or are inconsistent with the investigator agreement, clinical study protocol, good clinical practices, and other FDA and institutional review board requirements;

●	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

●	regulatory inspections of clinical studies or manufacturing facilities require us to undertake corrective action or suspend or terminate our clinical studies;

●	changes in federal, state, or foreign governmental statutes, regulations or policies;

●	interim results are inconclusive or unfavorable as to immediate and long-term safety or efficacy; or

●	not meeting the statistical endpoints.

The results of clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. Additionally, the FDA may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the approval of our products. If we are unable to demonstrate the safety and efficacy of our products in our clinical trials, we will be unable to obtain regulatory approval to market our products. The data collected from INTERMACS database, or our clinical trials may not be sufficient to support FDA approval of product upgrades or indication expansions. Moreover, if the results of any post-market clinical studies are not favorable, our existing clearances or approvals may be impacted.

The risks described above also apply to foreign clinical trials and regulatory approvals. If we cannot timely conduct foreign trials in our major target markets (to the extent required in order to market our device in such locations) and receive timely approval in those jurisdictions to market our device for a variety of indications, our business will suffer.

Premarket approvals for our therapeutic medical devices could be denied or significantly delayed.

Under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and FDA regulations, unless exempt, a new medical device may only be commercially distributed after it has received the requisite clearance or approval. We expect that all our products will require approval of PMAs in order to be marketed. The PMA process in the U.S. and other jurisdictions can vary substantially, based on the type, complexity and novelty of the product involved and is typically costly, lengthy, and uncertain, and usually requires substantial clinical studies. The PMA process, including the gathering of clinical and pre-clinical data and the submission to and review by the FDA, involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. Preclinical testing and clinical trials must comply with the regulations of the FDA and other government authorities in the U.S. and similar agencies in other countries. A PMA is not guaranteed and may take considerable time, and the FDA may ultimately respond to a PMA submission with a “not approvable” determination and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. Such delays or refusals, regardless of the cause, could have a material adverse effect on our business, financial condition, and results of operations. The FDA may also change its approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products.

The FDA can delay, limit or deny PMA approval of a device for many reasons, including, but not necessarily limited to:

●	Similarly, regulators may determine that our financial relationships with our principal investigators resulted in a perceived or actual conflict of interest that may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial site or the utility of the clinical trial itself. Even if we are granted regulatory approval, they may include significant limitations on the indicated uses for the product, which may limit the market for the product.

●	As a condition of approving a PMA application, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device. Failure to conduct a post-approval study in compliance with applicable regulations or to timely complete required post-approval studies or comply with other post-approval requirements could result in withdrawal of approval of a PMA, which would harm our business.

We are subject to extensive post-marketing regulation by the FDA and comparable authorities in other jurisdictions, which could impact the sales and marketing of our products and could cause us to incur significant costs to maintain compliance. In addition, we may become subject to additional regulation in other jurisdictions as we increase our efforts to market and sell our products outside of the U.S.

We will market and sell our products, if approved, subject to extensive regulation by the FDA and numerous other federal, state and governmental authorities in other jurisdictions. These regulations are broad and relate to, among other things, the conduct of pre-clinical and clinical studies, product design, development, manufacturing, labeling, testing, product storage and shipping, premarket clearance and approval, conformity assessment procedures, premarket clearance and approval of modifications introduced in marketed products, post-market surveillance and monitoring, reporting of adverse events and incidents, pricing and reimbursement, interactions with healthcare professionals, interactions with patients, information security, advertising and promotion and product sales and distribution. The ability to market our products for new indications will require additional FDA approval, such as a new PMA or PMA supplemental application for modifications made to our products. This approval process is costly and uncertain, and it could take one to three years, or longer, from the time the application is submitted to the FDA. We may make modifications in the future that we believe do not or will not require additional approvals. If the FDA disagrees, and requires new PMAs or PMA supplemental applications for the modifications, we may be required to recall and to stop marketing the modified versions of our products.

In addition, before our products can be marketed in the EU, our products must obtain a CE Certificate from a notified body. New intended uses of CE marked medical devices falling outside the scope of the current CE Certificate require a completely new conformity assessment before the device can be CE marked and marketed in the EU for the new intended use. The process required to gather necessary information and draw up documentation in order to obtain CE Certification of a medical device in the EU can be expensive and lengthy and its outcome can be uncertain. We may make modifications to our products in the future that we believe do not or will not require notifications to our notified body or new conformity assessments to permit the maintenance of our current CE Certificate. If the competent authorities of the EU member states or our notified body disagree and require the conduct of a new conformity assessment, the modification of the existing CE Certificate or the issuance of a new CE Certificate, we may be required to recall or suspend the marketing of the modified versions of our products.

In the U.S. and other jurisdictions, we also are subject to numerous post-marketing regulatory requirements, which include regulations under the QSR related to the manufacturing of our products, labeling regulations, MDR regulations and recordkeeping requirements. In addition, these regulatory requirements may in the future change in a way that adversely affects us. If we fail to comply with present or future regulatory requirements that are applicable to us, we may be subject to enforcement action by the FDA or comparable regulatory authorities in other jurisdictions and notified bodies, which may include any of the following sanctions:

The occurrence of any of these events could have a material adverse effect on our business, prospects, financial condition and results of operations and cause our stock price to decline.

If third-party payors do not continue to provide adequate coverage and reimbursement for the use of our products, it is unlikely that our products will be widely used, and our revenues will be negatively impacted.

Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of the products. The SynCardia 70cc and 50cc TAH are currently reimbursed by Medicare as part of a DRG payment pursuant to CMS’ revised National Coverage Determinations, which are routinely followed by private insurers in the United States. We generally understand from our interactions with hospitals that they are reimbursed and this, together with the fact that we have been regularly repaid for our SynCardia TAH implants since 2008, supports our conclusion that private reimbursement in the United States is provided to substantially all hospitals that have implanted the SynCardia TAHs. In the United States, the commercial success of our existing products and any future products will depend, in part, on the extent to which governmental payors at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for procedures utilizing our products. The existence of coverage and adequate reimbursement for our products and related procedures by government and private payors is critical to market acceptance of our existing and future products. Neither hospitals nor surgeons are likely to use our products if they do not receive adequate reimbursement for the procedures utilizing our products.

Some private payors in the United States may base their reimbursement policies on the coverage decisions determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the Medicare program. Others may adopt different coverage or reimbursement policies for procedures performed using the SynCardia TAH, while some governmental programs, such as Medicaid, have reimbursement policies that vary from state to state, some of which may not pay for the SynCardia TAH in an amount that supports its selling price, if at all. A Medicare national or local coverage decision denying coverage for the SynCardia TAH or any other products could result in private and other third-party payors also denying coverage. For example, in 1986, CMS issued a non-coverage policy regarding the use of artificial hearts under the Medicare program. Most private payors followed this determination and denied coverage for products similar to ours. As a result, hospitals in the United States generally were unable to obtain reimbursement through Medicare or most private insurers for the use of our products until 2008 when CMS issued a Coverage Decision Memorandum stating that CMS reimbursements of the SynCardia TAH would only be provided to hospitals enrolled in approved studies with evidence development. Following the issuance of this Coverage Decision Memorandum, private payors began to provide reimbursement coverage for the SynCardia TAH, including for hospitals not enrolled in such studies.

Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. We cannot assure investors that the SynCardia TAH will be considered cost-effective by international third-party payors, that reimbursement will be available or, if available, that the third-party payors’ reimbursement policies will not adversely affect our ability to sell the SynCardia TAH profitably. If sufficient coverage and reimbursement are not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

Our manufacturing operations, research and development activities, and corporate headquarters are currently based at a single location, which may subject us to a variety of risks.

We currently conduct all manufacturing, development and management activities at a single location in Tucson, Arizona. We have taken precautions to safeguard our facilities, including insurance, secure access and health and safety protocols. However, vandalism, terrorism, or a natural or other disaster such as a flood or fire could cause substantial delays in operations, damage or destroy our equipment or inventory, and cause us to incur additional expenses. The insurance coverage maintained by us may not be adequate to cover losses in any particular case.

Product liability claims could damage our reputation or adversely affect our business.

The design, manufacture and marketing of human medical devices, particularly implantable life-sustaining medical devices, carries an inherent risk of product liability claims and other damage claims. In addition to the exposure we may have for defective products, physicians may misuse our products or use improper techniques, regardless of how well trained, potentially leading to injury and an increased risk of product liability. A product liability or other damages claim, product recall or product misuse could require us to spend significant time and money in litigation, regardless of the ultimate outcome, or to pay significant damages and could seriously harm our business. We maintain limited product liability insurance. We cannot be certain that insurance will be sufficient to cover all claims that may be made against us. Our insurance policies generally must be renewed on an annual basis. We may not be able to maintain or increase insurance on acceptable terms or at reasonable costs. A successful claim brought against us in excess, or outside of, our insurance coverage could seriously harm our financial condition or results of operations. Generally, our clinical trials will be conducted in (and our commercial sales will be made to sites in respect of) patients with serious life-threatening diseases for whom conventional treatments have been unsuccessful or for whom no conventional treatment exists. During the course of treatment, these patients could suffer adverse medical effects or die for reasons that may or may not be related to our medical devices. Any of these events could result in a claim of liability.

Product deficiencies could result in field actions, recalls, substantial costs and write-downs; these could also lead to the delay or termination of planned studies or future clinical trials, if any, and harm our reputation and our business and financial results.

Our products are subject to various regulatory guidelines and involve complex technologies. The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture that could affect patient safety. Manufacturers may, under their own initiative, conduct a product notification or recall to inform physicians of changes to instructions for use or if a deficiency in a device is found or suspected.

Identified quality problems, such as failure of critical components including batteries or controllers, or the failure of third parties to supply us with sufficient conforming quantities of these products or components, could impact the availability of our products in the marketplace or lead to adverse clinical events that could cause us to amend, repeat or terminate clinical trials. In addition, product improvements, product redundancies or failure to sell a product before its expiration date could result in scrapping or expensive rework of products, and our business, financial condition or results of operations could suffer. Product complaints, quality issues and necessary corrective and preventative actions could result in communications to customers or patients, field actions, the scrapping, rework, recall or replacement of products, substantial costs and write-offs, and harm to our business reputation and financial results. Further, these activities could adversely affect our relationships with our customers or affect our reputation, which could materially adversely affect our earnings, results and financial viability.

On February 17, 2023, we issued an urgent field safety notice (the “Notice”) to health care providers of patients implanted with the SynCardia TAH to alert the providers of the potential for a hole or tear that may occur in the pneumatic cannula of the SynCardia TAH and what actions should be taken in the event of occurrence, as part of the FDA Class 2 recall under Part 806. The Notice stated that although we have received 93 complaints regarding cannula tears as of October 24, 2022, there have been zero reported Serious Adverse Events associated with a cannula hole or tear. To date, there have been 11 additional complaints regarding cannula tears, and there continue to have been zero reported Serious Adverse Events associated with a cannula hole or tear as of December 9, 2024. Corrective action to address this issue is currently undergoing process validation and is expected to be completed by the third quarter of 2025.

A future field action or recall announcement could harm our reputation with customers, negatively affect sales, and subject SynCardia to FDA enforcement actions. Moreover, depending on the corrective action taken to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. If we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizures, injunctions, administrative penalties, or civil or criminal fines.

Any identified quality issue can therefore both harm our business reputation and result in substantial costs and write-offs, which in either case could materially harm our business and financial results.

Any claims related to improper handling, storage or disposal of hazardous chemicals and biomaterials could be time-consuming and costly to address.

Our operations require the use of hazardous materials, including chemicals and biomaterials. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We could be subject to both criminal liability and civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from the use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development or production efforts or harm our operating results.

Our international operations subject us to certain operating risks, which could adversely impact our results of operations and financial condition.

Sales of our products outside the United States represented approximately 25% of our revenue in the nine months ended September 30, 2024, and 17% for the nine months ended September 30, 2023. From our inception through September 30, 2024, we have sold products in United States, France, Germany, Canada, Italy, Turkey, United Kingdom, Slovakia, Australia, Slovenia, Sweden, Austria, Macedonia/Yugoslavia, Spain, Kuwait, Croatia, Lithuania, Poland, Saudi Arabia, Serbia, Finland, Greece, Israel, Lebanon, and the Russian Federation. The sale and shipment of products across international borders, as well as the purchase of components from international sources, subjects us to U.S. and foreign governmental trade, import and export, and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act and anti-boycott laws, as well as export controls laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of shipping and sales activities.

In addition, several of the countries in which we sell our products are, to some degree, subject to political, economic or social instability, and certain of such countries are or may in the future become the subject of U.S. or international sanctions.

Our international operations expose us and our distributors to risks inherent in operating in foreign jurisdictions. These risks include:

●	difficulties in enforcing or defending intellectual property rights;

●	pricing pressure that we may experience internationally;

●	a shortage of high-quality salespeople and distributors;

●	third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of such products;

●	disadvantage to competition with established business and customer relationships;

●	the imposition of additional U.S. and foreign governmental controls or regulations;

●	economic or political instability;

●	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

●	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

●	potentially adverse tax consequences, including in respect of transfer pricing, value added and other tax systems, double taxation, and/or taxation on repatriation of earnings, which could result in significant fines, penalties and additional taxes being imposed on us;

●	laws and business practices favoring local companies;

●	difficulties in maintaining consistency with our internal guidelines;

●	the imposition of costly and lengthy new export licensing requirements;

●	the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

●	negative publicity or public sentiment towards a country, company, person or entity with whom we do business that would result in continued business with the sanctioned country, company, person or entity to bring unfavorable publicity to us; and

●	the imposition of new trade restrictions.

If any of these events or circumstances were to occur, our sales in foreign countries may be harmed and our results of operations would suffer.

Changes in U.S. and international trade policies, particularly with respect to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs and export control and sanctions restrictions affecting certain products manufactured in China. Both China and the United States have each imposed tariffs indicating the potential for further trade barriers, including the U.S. Commerce Department adding numerous Chinese entities to its Unverified List, which requires U.S. exporters to go through more procedures before exporting goods to such entities. It is unknown whether and to what extent new tariffs, export controls, or other new laws or regulations will be adopted, or the effect that any such actions would have on us or our industry.

If any new tariffs, export controls, sanctions, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if either the U.S. or Chinese government takes retaliatory trade actions due to the recent trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

We are subject to credit risk from our accounts receivable related to our product sales, which include sales within foreign countries that have recently experienced economic turmoil.

We had receivable balances from foreign customers of approximately $87,000 as of September 30, 2024. Our accounts receivable in the United States are due from both third-party hospitals and private hospitals. In contrast, our accounts receivable outside of the United States are primarily due from third-party distributors, and to a lesser extent, public government-owned and private hospitals, which present a greater risk of uncollectible accounts. Our historical write-offs of accounts receivable have not been significant.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

A significant portion of our business is located outside the United States and, as a result, we generate revenue and incur expenses denominated in currencies other than the U.S. dollar, a majority of which is denominated in Euros. For the nine months ended September 30, 2024 and for the year ended December 31, 2023, approximately 25% and 28%, respectively, of our total revenue was denominated in foreign currencies. As a result, changes in the exchange rates between such foreign currencies and the U.S. dollar could materially impact our results of operations and distort period-to-period comparisons. Fluctuations in foreign currency exchange rates also impact the reporting of our receivables and payables in non-U.S. currencies. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and the results of operations.

Although we do not currently hedge our foreign currency exchange rate risks, we may engage in exchange rate hedging activities in the future in an effort to mitigate the impact of exchange rate fluctuations. If the hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations.

Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

The tax regimes to which we are subject or operate under, including income and non-income tax laws, are constantly under review and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial position and results of operations. For example, the 2017 Tax Cuts and Jobs Act, or (“Tax Act”), made broad and complex changes to the U.S. tax code, including changes to U.S. federal tax rates, additional limitations on the deductibility of interest, both positive and adverse changes to the utilization of future net operating loss (“NOL”) carryforwards, allowance for the expensing of certain capital expenditures. In addition, for tax years beginning in 2022 and later, the Tax Act eliminates the currently available option to deduct research and development expenditures and requires taxpayers to amortize them generally over five years (or, in certain cases, fifteen years). The 2020 Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, modified certain provisions of the Tax Act. In addition, on August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”), among other provisions, imposes a 15% minimum tax on the adjusted financial statement income of certain large corporations and a 1% excise tax on corporate stock repurchases by U.S. publicly traded corporations and certain U.S. subsidiaries of non-U.S. publicly traded corporations. The exact impact of the Tax Act, the CARES Act and the IR Act for future years is difficult to quantify, but these changes could materially affect our effective tax rate in future periods, in addition to any changes made by new tax legislation.

Our ability to use net operating loss carryforwards and certain other tax attributes may be subject to limitations.

Under current law, unused federal NOLs generated for tax years beginning before January 1, 2018 may be carried forward 20 years, and unused federal NOLs generated for taxable years beginning after December 31, 2017 may be carried forward indefinitely. The deductibility of post-2017 NOL carryforwards generally is limited to 80% of taxable income. In addition, under Sections 382 and 383 of the Code, federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event a company undergoes an “ownership change”, generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders over a rolling three-year period. Our ability to utilize NOL carryforwards and certain other tax attributes to offset future taxable income or tax liabilities may be subject to limitations as a result of previous or future ownership changes. Similar rules may apply under state tax laws. If any of the above-described limitations were applicable, it could result in increased future income tax liability to us and our future cash flows could be adversely affected.

The industry and market-related estimates included in this prospectus are based on various assumptions and may prove to be inaccurate.

Industry and market-related estimates in this prospectus, including estimates related to market size and industry data, are subject to uncertainty and are based on assumptions which may not prove to be accurate. This may have negative consequences, such as overestimating potential market opportunity. For more information, see the subsection entitled “Cautionary Note Regarding Forward-Looking Statements.”

Our ability to maintain our competitive position depends on our ability to attract and retain highly qualified personnel.

Our future success depends on our ability to attract and retain our executive officers and other key employees. We may not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among companies in the medical device business and related industries, particularly in the Tucson, Arizona area, where we are headquartered. We may be required to spend significant time and expend significant financial resources in our employee recruitment and retention efforts. Many of the other medical device companies with whom we compete for qualified personnel have greater financial and other resources and different risk profiles than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly our ability to implement our business strategy and achieve our business objectives.

If we acquire other companies or businesses, we will be subject to risks that could hurt our business.

We may in the future acquire complementary businesses, products or technologies. Any such acquisition may not produce the revenues, earnings or business synergies that we anticipate, and any acquired business, product or technology might not perform as we expect. Our management could spend a significant amount of time, effort and money on identifying, pursuing and completing acquisitions. If we complete an acquisition, we may encounter significant difficulties and incur substantial expenses in integrating the operations and personnel of the acquired company into our operations. In particular, we may lose the services of key employees of the acquired company, and we may make changes in management that impair the acquired company’s relationships with employees, vendors and customers. Additionally, we may acquire development-stage companies that are not yet profitable and require continued investment, which could decrease our future earnings or increase our futures losses.

Any of these outcomes could prevent us from realizing the anticipated benefits of an acquisition. To pay for an acquisition, we might use stock or cash. Alternatively, we might borrow money from a bank or other lender. If we use stock, our stockholders would experience dilution of their ownership interests. If we use cash or debt financing, our financial liquidity would be reduced. Any acquisition could result in us recording significant amounts of goodwill or other intangible assets, some of which could result in significant quarterly amortization expenses. Moreover, if we determine during annual reviews or otherwise that an intangible asset has been impaired, we may need to write off some or all of its carrying value, resulting in large charges to expense. Amortization charges and write-downs or write-offs of intangibles would decrease our future earnings or increase our future losses.

Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt our operations and adversely affect our business and operating results.

We rely on information technology and telephone networks and systems, including the Internet, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities, including sales, billing, customer service, procurement and supply chain, manufacturing, and distribution. We use enterprise information technology systems to record, process, and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal, and tax requirements. Our information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors or catastrophic events. Despite the precautionary measures we have taken to prevent breakdowns in our information technology and telephone systems, if our systems suffer severe damage, disruption or shutdown and we are unable to effectively resolve the issues in a timely manner, our business and operating results, and our reputation, may suffer. Such security incidents may increase the risk of regulatory scrutiny, enforcement and civil litigation, and associated costs, fines and judgements, including increased costs associated with investigating and remediation our systems. Such costs may not be adequately covered by existing insurance.

Failure to protect the product and patient from cybersecurity risks associated with using the device could endanger patient safety and our ability to market the product.

Under the Protecting and Transforming Cyber Health Care Act of 2022 (the “PATCH Act”), all new medical device submissions will have to demonstrate that the medical device under review is safe and reliable in the face of cybersecurity threats. There are similar regulations for cybersecurity in the EU and elsewhere, one such example being MDCG 2019-16: Guidance on Cybersecurity for Medical Devices. We anticipate that our new products, including expanded indications of our current products and upgrades to our products, will be subject to review in accordance with the PATCH Act. Our quality and regulatory affairs routinely monitor the FDA and ISO standard organizations for new rules and guidance. The current C2 and Freedom Driver product designs do not rely on the internet, Bluetooth, or other connectivity application to communicate or operate the C2 or Freedom Drivers. The current C2 and Freedom Driver configurations’ cybersecurity risks are managed using the software bill of materials to identify the software and connectivity tools used on the on-market design. The post-market surveillance monitors for issues in the field. The Freedom Driver has been reviewed by the FDA for a recent software update, with no concerns related to the current state of cybersecurity with the SynCardia TAH. Moving to future designs with more connectivity tools, like Bluetooth interacting with applications on patient cell phones, would require the manufacturer to demonstrate the risk controls put into place to prevent unauthorized access or control. Security features and design plans will be discussed with both the FDA and the EU Notified Bodies to ensure a robust and compliant cybersecurity plan is in place, with periodic safety updates and surveillance reporting, before the product is brought to market.

The demand for total artificial hearts depends on a variety of factors. In particular, medical advances, that would either provide a better alternative or replace the use of a SynCardia TAH, which would ultimately result in the demand for SynCardia TAHs to decrease and would adversely affect our business, prospects, financial condition and operating results.

We believe that the present and projected demand for SynCardia TAHs depends on a variety of factors. These factors include, but are not limited to, (i) a rising trend in heart related disorders and failures, (ii) a market need for both a short-term and long-term alternative to heart transplants, (iii) industry competition within the total artificial heart space, and (iv) medical advances that could provide permanent solutions to the heart related problems currently addressed by total artificial hearts. Any development in the aforementioned factors could positively or adversely affect the demand for total artificial hearts and subsequently our business and operations. In particular, a variety of medical advances (e.g., new medications or new surgical techniques) could result in an alternative, more cost effective or less invasive, manner to address heart failure and heart disorders currently addressed by a total artificial heart. In the event that demand for total artificial hearts decreases, and consequently no market exists for SynCardia TAHs, our business, prospects, financial condition, and operating results would be severely and adversely affected.

Risks Related to Regulation of Our Industry

Our business is subject to extensive governmental regulation that could make it more expensive and time-consuming to introduce new or improved products.

Our products must comply with regulatory requirements imposed by the FDA, the U.S. Department of Health and Human Services and other governmental agencies in the United States, and similar agencies in foreign jurisdictions. These requirements involve lengthy and detailed laboratory and clinical testing procedures, sampling activities, an extensive agency review process, and other costly and time-consuming procedures. It often takes several years to satisfy these requirements, depending on the complexity and novelty of the product. We are also subject to numerous additional licensing and regulatory requirements relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. Some of the most important requirements include:

●	FDA Regulations;

●	EU CE mark requirements;

●	Health Canada requirements;

●	Regulations under the Drug Administration Law of China;

●	Medical Device Quality Management System requirements; and

●	Occupational Safety and Health Administration requirements.

Government regulation may impede our ability to conduct clinical studies and to manufacture existing and future products. Government regulation also could delay the marketing of new products for a considerable period of time and impose costly procedures on our activities. The FDA and other regulatory agencies may not approve any future products on a timely basis, if at all. Any delay in obtaining, or failure to obtain, such approvals could negatively impact the marketing of any future products and reduce our product revenues. Regulatory bodies may review our products once they are on the market and determine that they do not satisfy applicable regulatory requirements. Failure to comply with applicable requirements in the future may lead to EEA regulatory bodies ordering the suspension or withdrawal of our products from the EEA market, or as discussed below, notified bodies withdrawing certificates of conformity for devices and/or the underlying quality systems.

Even after receiving pre-market approval, our products remain subject to strict regulatory controls on manufacturing, marketing and use. We may be forced to modify or recall a product after release in response to regulatory action or unanticipated difficulties encountered in general use. To satisfy U.S. FDA requirements, our facilities and associated quality systems are required to comply with FDA regulations, including but not limited to, 21 CFR 820 and we are subject to periodic inspections by the FDA or an FDA-accredited third party. To satisfy EU CE mark requirements our facilities and associated quality systems are required to comply with ISO 13485:2016, and we are subject to periodic audits by a third-party notified body. Our certificate of compliance with ISO 13485:2016 is subject to a three-year renewal period. Failure to maintain an adequate quality system could lead to interruption of the supply of our products until our quality system is deemed compliant. Any such action could have a material effect on the reputation of our products and on our business and financial position.

Further, regulations may change, and any additional regulation could limit or restrict our ability to use any of our technologies, which could harm our business. We could also be subject to new international, federal, state or local regulations that could affect our research and development programs and harm our business in unforeseen ways.

The off-label use or misuse of our products may harm our image in the marketplace, result in injuries that lead to product liability suits, which could be damaging to our reputation and costly to our business, and/or result in costly investigations and regulatory agency sanctions or even civil or criminal penalties if we are deemed to have engaged in such promotion.

Medical devices may only be marketed for the indications for which they are approved. The products we currently market in the United States have been approved by the FDA for specific indications. For example, the SynCardia 70cc TAH is approved only for patients with a specific cardiac condition, and then only as a bridge to transplantation rather than for destination therapy. Our clinical support staff and marketing and sales force have been trained not to promote the products for uses outside of the approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using the products in a manner determined by the physician, in the exercise of medical judgment, to be appropriate. There may be increased risk of injury to patients if physicians attempt to use our products off-label. Furthermore, the use of our products for indications other than those approved by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or other federal, state or foreign enforcement authorities determine that we have promoted an off-label or other improper use, they could subject us to significant regulatory or enforcement actions, and this could significantly harm our reputation, business and results of operations, and potentially subject us to civil and/or criminal penalties.

We are required to comply with medical device reporting, or MDR, requirements and must report certain malfunctions, deaths, and serious injuries associated with our products, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA MDR regulations (21 CFR 803), medical device manufacturers are required to submit information to the FDA when they receive a report or become aware that a device has or may have caused or contributed to a death or serious injury or has or may have a malfunction that would likely cause or contribute to death or serious injury if the malfunction were to recur. All manufacturers placing medical devices on the market in the EEA are legally bound to report any serious or potentially serious incidents involving devices they produce or sell (MEDDEV 2.12-1) to the regulatory agency in whose jurisdiction the incident occurred.

Malfunction of our products could result in future voluntary corrective actions, such as recalls, including corrections, or customer notifications, or agency action, such as inspection or enforcement actions. If malfunctions do occur, we may be unable to correct the malfunctions adequately or prevent further malfunctions, in which case we may need to cease manufacture and distribution of the affected products, initiate voluntary recalls, and redesign the products. Regulatory authorities may also take action against us, such as ordering recalls, imposing fines, or seizing the affected products. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, will distract management from operating our business, and may harm our reputation and financial results.

Our employees, independent contractors, principal investigators, consultants, commercial partners and suppliers may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud, misconduct or other improper activities. Misconduct by employees and independent contractors could include failure to comply with FDA regulations, failure to provide accurate information to the FDA, failure to comply with manufacturing standards we have established, failure to comply with federal and state healthcare fraud and abuse laws, failure to report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws may restrict or prohibit a wide range of business activities, including, but not limited to, research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee and independent contractor misconduct could also involve the improper use of individually identifiable patient information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee and independent contractor misconduct, and any precautions we take to detect and prevent improper activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.

We are subject to various federal, state and foreign healthcare laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on our business.

Our operations are, and will continue to be, directly and indirectly affected by various federal, state and foreign healthcare laws, including, but not limited to, those described below.

We are subject to the federal Anti-Kickback Statute (42 U.S. Code § 1320a-7b), which prohibits any person or entity from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, in cash or in kind, in return for or to induce the referring, ordering, leasing, purchasing or arranging for or recommending the referring, ordering, purchasing or leasing of any good, facility, item or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as the Medicare and Medicaid programs.

We are also subject to the federal “Sunshine” (42 U.S. Code § 1320a-7h) law, which imposes a duty to track and report annually to CMS information related to certain payments and other “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and to report annually to CMS ownership and investment interests held by physicians, as defined above, and their immediate family members in the Company. We are also subject to similar foreign “sunshine” laws or codes of conduct, which vary country by country.

In addition, we are subject to the federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, persons or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim to, or the knowing use of false records or statements to obtain payment from, or approval by, the federal government. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act (31 U.S. Code § 3729–3733), it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim.

We are also subject to the federal Health Insurance Portability and Accountability Act of 1996, or “HIPAA”, statute, which, among other things, created federal criminal laws that prohibit knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of or payment for health care benefits, items or services. Additionally, HIPAA imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization on entities subject to the law, such as health plans, clearinghouses, and healthcare providers and their business associates. Internationally, substantially every jurisdiction in which we operate has established its own data security and privacy legal framework with which we must comply, including the General Data Protection Regulation (“GDPR”) and its national implementation in the member states of the European Union.

Many states have also adopted laws similar to each of the above federal laws, such as anti-kickback and false claims laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers, as well as laws that restrict our marketing activities with health care professionals and entities, and require us to track and report payments and other transfers of value, including consulting fees, provided to healthcare professionals and entities. We are also subject to foreign fraud and abuse laws, which vary by country. We can provide no assurance that we are, or will remain in, compliance with the diverse requirements in all jurisdictions in which we do business.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, individual imprisonment, contractual damages, reputational harm, exclusion from governmental health care programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.

The SynCardia TAH is currently approved in the U.S. for bridge to transplant indications. We plan to seek approval for long-term indications of 2 years, or more, in the future. If we do not receive that approval within the next year, we may need to undertake additional clinical trials, which could cost significant funds and adversely affect our business.

The SynCardia TAH is currently approved in the U.S. for bridge to transplant indications. We plan to seek approval for a long-term indication of 2 years, or more which involves additional time and resources of management and our employees. If we do not receive that approval within the next year, we may need to undertake additional clinical trials to continue pursuing long-term indication, which could cost significant funds and adversely affect our business.

In Europe, we voluntarily withdrew our CE certificate under CE MDD in 2022 and terminated our relationship with our CE notified body to migrate from CE MDD to CE MDR, and failure to reinstate our CE certificate under CE MDR or could have a material adverse effect on our business.

The European Union Medical Device Directive (“CE MDD”) and the European Union Medical Device Regulation (“CE MDR”) are different regulatory frameworks that govern medical devices in the European Union. The CE MDR was adopted by the EU in 2017 and has a phased implementation process, with the first deadline for compliance occurring on May 26, 2021 and full implementation expected in 2027 for Class III devices. The CE MDR replaces the CE MDD and other directives that were previously in place. The CE MDR is a more comprehensive and stringent regulatory framework than the CE MDD. For example, the CE MDR places a greater emphasis on clinical evaluation, requiring more extensive clinical data and evidence to demonstrate the safety and efficacy of a medical device. The CE MDR also requires more stringent oversight and auditing of notified bodies, which are non-governmental organizations responsible for assessing the conformity of medical devices to the applicable regulatory regime.

While we are in the process of transitioning to the CE MDR, there can be no assurance that we will be able to comply with all of the new requirements in a timely manner or in a manner that will not be an undue burden on our management. Specifically, due to our change of control in 2021 and the installation of new management, our managers have identified significant issues with our regulatory compliance regime and are actively working to solve these issues. We cannot guarantee that we will be able to obtain CE MDR certification or that our regulatory compliance regime will meet the standards in the jurisdictions in which we operate, including the EU.

We and our predecessors have had clearance under CE MDD since 1998. In June 2022, we voluntarily withdrew our CE MDD certificate so that we could address post market surveillance reporting requirements, expected as part of compliance with CE MDR. We are in the advanced phase of working with a notified body, TUV SUD, to file a CE mark for our 70cc SynCardia TAH under MDR, and we expect to file our submission for clearance under CE MDR in the second half of 2025. Relevant EU authorities and authorized representatives will be notified as needed, and in accordance with applicable EU regulations.

Any delay or failure to obtain CE MDR certification, or mistakes made by management in the process of obtaining CE MDR certification, could have a material adverse effect on our business, financial condition, and results of operations. Investors are encouraged to inquire with our officers for more detailed information about our transition to CE MDR certification and our regulatory compliance regime.

Prior weaknesses in our CE MDD regulatory regime and compliance with developing European Union medical device regulations, including the CE MDD, may limit our ability to market or sell products in European markets or to introduce new products into European markets.

Prior weaknesses in our compliance with our post-market surveillance reporting obligations under CE MDD may limit our ability to market or sell products in European markets or to introduce new products into European markets. If we are unable to maintain compliance, we could lose potential market share in Europe resulting in adverse effects to our business and results of operations.

Risks Related to Our Intellectual Property

Many aspects of the SynCardia TAH are no longer protected by patents, and we may be unable to, in the long term, protect our products from competition through other means.

Our success depends in part on our ability to develop and protect intellectual property rights relating to key aspects of the technology employed in the SynCardia TAH, maintain our licenses to use intellectual property owned by third parties, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. Although the original inventions underlying the total artificial heart were previously protected by patents, such patents have now expired. Therefore, many aspects of the SynCardia TAH are no longer protected by any patents, and we rely primarily on a combination of non-patented proprietary technology, trade secrets, processes and procedures, technical knowledge and know-how accumulated or acquired since our inception. Our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. We generally seek to protect this information by confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, scientific advisors and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors. The intellectual property owned by us affords only limited protection and may not provide any commercial benefit.

In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, if at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

The medical device industry is characterized by extensive patent and other intellectual property litigation, and we could become subject to litigation that could be costly, result in the diversion of management’s attention, require us to pay significant damages or royalty payments or prevent us from marketing and selling our existing or future products.

Our success depends in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation regarding patent rights occurs in the medical device industry, including among companies focused on artificial transplants. It is possible that U.S. and foreign patents and pending patent applications controlled by third parties may be alleged to cover the SynCardia TAH and related technologies, including our drivers. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products.

We may receive, in the future, communications from patent holders alleging infringement of patents or other intellectual property rights, or misappropriation of trade secrets, or offering licenses to such intellectual property. At any given time, we may be involved as either a plaintiff or a defendant in patent infringement actions, the outcomes of which may not be known for prolonged periods of time.

For example, in July 2013, we and Medtronic entered into a License Agreement for non-patented intellectual property relating to the design and production of Med-Hall Valves, including as used in the SynCardia TAH. Although the License Agreement expired by its terms in July 2023, as of November 30, 2024 we owed Medtronic approximately $480,000 in outstanding royalty payments. Pursuant to the License Agreement, and as security for our obligations thereunder, we granted Medtronic a security interest of first priority in a non-exclusive license to use, sell, import or distribute SynCardia TAHs that incorporate the Med-Hall Valves as a component part and to use certain other documentation, among other terms. So long as our balance under the License Agreement remains outstanding, Medtronic could foreclose on such security interest, and we could potentially face litigation in connection with Medtronic’s recovery of the amounts owed under the License Agreement, which could materially harm our reputation, business, financial condition and results of operation. See the section entitled “Business—Our Components” for additional information regarding the License Agreement and the various components composing the SynCardia TAH.

The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technologies involved and the uncertainty of litigation significantly increase the risks related to any patent litigation. Any potential intellectual property litigation also could force us to do one or more of the following:

●	stop selling, making, or using products that use the disputed intellectual property;

●	obtain a license from the intellectual property owner to continue selling, making, licensing, or using products, which license may require substantial royalty payments and may not be available on reasonable terms, or at all;

●	incur significant legal expenses;

●	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

●	pay the attorney fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing; or

●	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and/or infeasible.

If any of the foregoing occurs, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition. Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. Further, as the number of participants in the artificial heart industry grows, the possibility of intellectual property infringement claims against us increases.

In addition, we may indemnify our customers and international distributors with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

If we cease our commercial ties or contractual arrangements with either Bimba or Heitek Automation, we will be required to source crucial components for the C2 and Freedom Driver from an alternative supplier, which could have a negative impact on our business and operations if one is not found.

If Bimba, a part of Norgren and the sole source supplier of components for our drivers, ceases business operations or terminates commercial ties with its distributor Heitek Automation, or with us, or if Heitek Automation ceases business operations or terminates commercial ties with us, we might not be able to procure components to produce the C2 and Freedom Drivers.

Bimba owns the drawing of and manufactures the Piston Cylinder Assembly (the “PCA”) used in the assembly of the Freedom Driver. Bimba also manufactures the pneumatic manifold used in the Freedom Driver while Heitek Automation owns the drawings. Heitek Automation distributes the PCA and the pneumatic manifold, and we purchase both components from Heitek Automation. Bimba and Heitek are thus material for our continued success, and, if Bimba and/or Heitek Automation cease business operations or terminate commercial ties with us, we will have to source the component from alternative suppliers or develop it internally.

We currently do not have an agreement with either Bimba or Heitek Automation covering the supply of PCA or access to the drawings of PCA. We have an ongoing commercial relationship with Bimba and Heitek wherein we place orders through Heitek, the distributor for Bimba manufactured parts and assemblies, including the PCA for the Freedom Driver and the Pneumatic Manifold Assembly for the C2 Driver. There are no commercial agreements with Bimba and Heitek beyond the purchase orders that we place and we depend on Bimba and Heitek for certain technical drawings. Additionally, on April 11, 2022, Heitek Automation and we entered into a purchase order, which covers the terms for purchasing the pneumatic manifold drawings for the C2 Driver. Under such purchase order, Heitek Automation credits $500 for every PCA that we purchase from Heitek Automation towards the cost of the C2 manifold drawings. When we have purchased a total of 400 PCA units totaling $200,000 worth of credits, Heitek Automation will transfer to us the C2 pneumatic manifold drawings. We can then use these drawings to make new C2 pneumatic manifold assemblies. In addition, we have started the development of the C3 Driver, which will not need this pneumatic manifold and is expected to be approved by the end of 2026. The regulatory approval processes of the FDA are lengthy, time-consuming and inherently unpredictable. There is no guarantee that we will receive regulatory approval on our expected timeline or at all, and approval may take longer than planned.

(see also “Business—Product Updates”).

We may be subject to claims that we or our employees have inadvertently or intentionally used or disclosed trade secrets or other proprietary information of former employers of our employees.

We employ individuals who were previously employed at other medical device companies, including competitors or potential competitors. To the extent that the employees are involved in research areas that are similar to those in which they were involved with their former employers, we may be subject to claims that such employees have inadvertently or intentionally used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims.

Risks Related to Ownership of Our Securities and this Offering

Our share price may be volatile, and purchasers of our securities could incur substantial losses.

Our share price is likely to be volatile. The securities markets in general, and the market for biotechnology and medical device companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors, including the following:

●	our ability to successfully commercialize, and realize revenues from sales of, the SynCardia TAH;

●	the success of competitive products or technologies;

●	results of clinical studies of the SynCardia TAH or other current or future products or those of our competitors;

●	regulatory or legal developments in the U.S. and other countries, especially changes in laws or regulations applicable to our products;

●	introductions and announcements of new products by us, our commercialization partners, or our competitors, and the timing of these introductions or announcements;

●	actions taken by regulatory agencies with respect to our products, clinical studies, manufacturing processes or sales and marketing terms;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	the success of our efforts to acquire or in-license additional products or planned products;

●	developments concerning our collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

●	developments concerning our ability to bring our manufacturing processes to scale in a cost-effective manner;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

●	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

●	our ability or inability to raise additional capital and the terms on which we raise it;

●	the recruitment or departure of key personnel;

●	changes in the structure of health care payment systems;

●	market conditions in the medical device and biotechnology sectors;

●	actual or anticipated changes in earnings estimates or changes in securities analyst recommendations regarding common stock, other comparable companies or our industry generally;

●	trading volume of common stock;

●	guidance or projections, if any, that we provide to the public, any changes in this guidance or projections or our failure to meet this guidance or projections;

●	sales of common stock by us or our stockholders;

●	general economic and political conditions such as recessions, interest rates, fuel prices, trade wars, pandemics (such as COVID-19), currency fluctuations and acts of war or terrorism;

●	the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto; and

●	the other risks described in this “Risk Factors” section.

These broad market and industry factors may harm the market price of common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could adversely affect our business, financial condition, results of operations and growth prospects.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this Registration Statement for the fiscal year ended December 31, 2023.

The report from our independent registered public accounting firm for the year ended December 31, 2023, includes an explanatory paragraph stating that we have significant working capital deficiency, and have incurred operating losses since inception, including net losses of $15.6 million and $12.2 million for the year ended December 31, 2023. These conditions raise substantial doubt about our ability to continue as a going concern. We believe that our existing cash and cash equivalents as of September 30, 2024, and our anticipated expenditures and commitments for the next twelve months, will not enable us to fund our operating expenses and capital expenditure requirements for the twelve months from September 30, 2024. Our recurring losses from operations since inception and required additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. These conditions could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed, or at all, to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. There is no assurance that sufficient financing will be available when needed, or at all, to allow us to continue as a going concern.

If we are unable to secure additional capital, we may be required to curtail our clinical and research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our clinical and regulatory efforts, which is critical to the realization of our business plan. The consolidated financial statements do not include any adjustments that may be necessary should we be unable to continue as a going concern. It is not possible for us to predict at this time the potential success of our business. The revenue and income potential of our proposed business and operations are currently unknown. If we cannot continue as a viable entity, you may lose some or all of your investment.

We do not intend to pay cash dividends for the foreseeable future.

Following the Initial Public Offering, we currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as the Board deems relevant.

Future sales of common stock, or the perception that future sales may occur, may cause the market price of common stock to decline, regardless of our operating performance.

Significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner as determined from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of common stock.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, results of operations, and financial condition.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the listing standards of the NYSE American, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this registration statement and in filings required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations, and financial condition.

Upon consummation of the Initial Public Offering, we will be an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act of 1933 (the “Securities Act”), and we intend to take advantage of certain exemptions from disclosure requirements available to emerging growth companies and/or smaller reporting companies, which could make our securities less attractive to investors and may make it more difficult to compare our performance with that of other public companies.

Upon consummation of the Initial Public Offering, we will be an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparability of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we will be a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, which would allow us to take advantage of certain exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of the shares of our common stock held by non-affiliates exceeds $250 million as of the prior June 30, and (ii) our annual revenue exceeded $100 million during such completed fiscal year or the market value of the shares of common stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

We could be subject to securities class action or derivative litigation.

In the past, securities class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in the price of common stock, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and results of operations and divert management’s attention and resources from our business. Additionally, securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Initial Public Offering, then that injunction may delay or prevent the Initial Public Offering from being completed, or from being completed within the expected timeframe, which may adversely affect our businesses, financial condition and results of operation.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of common stock may decrease.

We are in the process of designing and implementing our internal controls over financial reporting, which will be time-consuming, costly and complicated. We cannot provide assurances that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. If we identify additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective or, once required, if our independent registered public accounting firm is unable to attest that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of common stock could decrease. We could also become subject to stockholder or other third-party litigation as well as investigations by [ ], the SEC or other regulatory authorities, which could require additional financial and management resources and could result in fines, trading suspensions or other remedies.

Our common stock has no prior market and our stock price may decline after the offering.

Prior to this offering, no public market has existed for our common stock. Although we have applied to have our common stock listed on [ ], an active trading market for our common stock may not develop or, if it develops, may not be sustained after this offering. We and the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the market price of our common stock after the offering and you may not be able to sell your shares of our common stock at or above the price you paid in the offering. As a result, you could lose all or part of your investment.

Our stockholders may be subject to significant dilution upon the occurrence of certain events, including conversion of our Series A-1 Preferred Shares and certain related party loans into shares of our common stock, which could result in volatility in our stock price. In addition, certain of our outstanding securities are subject to mandatory conversion and/or exercise price reset.

Certain of our outstanding securities will convert into shares of our common stock upon occurrences of certain events. Our Series A-1 Preferred Shares will convert into shares of our common stock upon a public offering resulting in gross proceeds to us of $25 million (see Description of Capital Stock – Series A-1 Preferred Shares). Further, certain of our related party loans will be automatically converted into shares of our common stock upon the consummation of this IPO. These conversions and any issuance of additional securities may result in additional dilution to our stockholders and increase the volatility of the trading price of our common stock.

An active trading market may not develop or be sustained.

The market for our securities may be highly volatile or may decline regardless of our operating performance. An active public market for our securities may not develop or be sustained after the closing of the Initial Public Offering. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market in common stock or how liquid that market might become. If an active market does not develop or is not sustained, or if we fail to satisfy the continued listing standards of the NYSE American for any reason and our securities are delisted, it may be difficult for you to sell your securities at the time you wish to sell them, at a price that is attractive to you, or at all. An inactive trading market may also impair our ability to both raise capital by selling shares of capital stock, attract and motivate employees through equity incentive awards and acquire other companies, products or technologies by using shares of capital stock as consideration.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our common stock share price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price for our common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our share price and trading volume to decline.

We will be a “controlled company” within the meaning of the applicable rules of [ ] and, as a result, will qualify for exemptions from certain corporate governance requirements. We intend to rely on these exemptions following the Closing while we search for candidates to serve as independent directors, and accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of the Initial Public Offering, Hunniwell Picard I, LLC will control a majority of the voting power of the outstanding common stock, and we will be a “controlled company” within the meaning of applicable rules of [ ] upon the Closing. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:

●	that a majority of the board consists of independent directors;

●	for an annual performance evaluation of the nominating and corporate governance and compensation committees;

●	that the controlled company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	that the controlled company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

We intend to rely on these exemptions while we search for candidates to serve as independent directors on the Board. As a result, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the [ ] corporate governance requirements.

As a result of Hunniwell’s voting control, Hunniwell will effectively be able to determine the outcome of all matters requiring shareholder approval, including the election and removal of directors. Hunniwell is governed by three managers, Dr. Richard Fang, Daniel Teo and Chris Hsieh, each of whom is expected to serve as a director of Picard following the Closing. As a result, they will effectively be able to determine the outcome of all matters requiring shareholder approval, including the election and removal of directors, and combined with their membership on the Board, will effectively control mergers and acquisitions, payment of dividends and other matters of corporate or management policy. This concentration of ownership may delay or deter possible changes in control and limit the liquidity of the trading market for common stock, which may reduce the value of an investment in such shares.

Our Charter, as will be in effect following the completion of the IPO, designates specific courts as the exclusive forum for substantially all stockholder litigation matters, which could limit the ability of our stockholders to obtain a favorable forum for disputes with us or our directors, officers or employees.

Our Charter, as will be in effect following the completion of the Initial Public Offering, requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against current or former directors, officers or other employees for breach of fiduciary duty, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), the Charter or the Bylaws, or any action asserting a claim governed by the internal affairs doctrine of the State of Delaware, confer jurisdiction to the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware), unless we consent in writing to the selection of an alternative forum. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Charter also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought under the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our directors, officers or other employees and may have the effect of discouraging lawsuits against our directors, officers and other employees. Furthermore, stockholders may be subject to increased costs to bring these claims, and the exclusive forum provision could have the effect of discouraging claims or limiting investors’ ability to bring claims in a judicial forum that they find favorable.

In addition, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the Proposed Charter is inapplicable or unenforceable. In March 2020, the Delaware Supreme Court issued a decision in Salzburg et al. v. Sciabacucchi which found that an exclusive forum provision providing for claims under the Securities Act to be brought in federal court is facially valid under Delaware law. We intend to enforce this provision, but we do not know whether courts in other jurisdictions will agree with this decision or enforce it. If a court were to find the exclusive forum provision contained in the Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, prospects, financial condition and operating results.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. federal securities laws, including statements under the headings “Summary of the Prospectus “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are statements of future expectations and other forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “opportunity,” “plan,” “potential,” “predict,” “projected,” “should,” “strategy,” “suggests,” “targets,” “will,” “will be” or “would” or similar expressions or the negatives thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding the intentions, beliefs or current expectations of our management teams concerning, among other things, their respective results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which they operate.

You are cautioned that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual financial condition, results of operations and cash flows. The development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this prospectus.

These statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. You should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities. As a result of a number of known and unknown risks and uncertainties, our actual results or performance following the Initial Public Offering may be materially different from those expressed or implied by these forward-looking statements. Factors that could cause such differences in actual results include:

●	the occurrence of any event, change or other circumstances that could delay the Initial Public Offering or give rise to the termination of the Initial Public Offering;

●	the failure to complete the Initial Public Offering for any reason;

●	the occurrence of any event, change or other circumstances that could delay the Initial Public Offering;

●	the inability to obtain the listing of the common stock on the NYSE American;

●	the risk that the Initial Public Offering disrupts our current plans and operations as a result of the announcement and consummation of the transactions described herein;

●	Our ability to recognize the anticipated benefits of the Initial Public Offering, which may be affected by, among other things, competition and our ability to grow and manage growth profitably;

●	costs related to the Initial Public Offering;

●	changes in applicable laws or regulations;

●	any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions;

●	the impact of the pandemics or other national or international health-related events;

●	a financial or liquidity crisis;

●	the effects of inflation and changes in interest rates;

●	a financial or liquidity crisis; geopolitical factors, including, but not limited to, the Russian invasion of Ukraine and the Israel-Hamas conflict;

●	the risk of global and regional economic downturns;

●	the projected financial information, anticipated growth rate, and our market opportunity;

●	foreign currency, interest rate, and exchange rate fluctuations;

●	retention or recruitment of executive and senior management and other key employees;

●	the risk that the proposed Initial Public Offering disrupts current plans and our operations as a result of the announcement and pendency of the Initial Public Offering;

●	our ability to maintain an effective system of internal controls over financial reporting;

●	our ability to manage our growth effectively;

●	our ability to achieve and maintain profitability in the future;

●	our ability to access sources of capital to finance operations and growth;

●	our success of strategic relationships with third parties;

●	dependence on acquisitions for growth in our business;

●	our ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to our platform;

●	the performance of our business;

●	the development, effects and enforcement of laws and regulations;

●	inherent risks related to acquisitions and our ability to manage our growth and changing business;

●	our need for significant financial resources (including, but not limited to, for growth in our business);

●	the need for financing in order to maintain future profitability;

●	the lack of any assurance or guarantee that we can raise capital or meet our funding needs;

●	our limited operating history; and

●	other risks and uncertainties described in this prospectus, including those under “Risk Factors.”

We undertake no obligations to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, other than as required by law.

The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive. There are other factors that may cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Moreover, new risks emerge from time to time and it is not possible for us to predict all such risks. We cannot assess the impact of all risks on their respective business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. We urge you to read the sections of this prospectus entitled “Summary of the Prospectus,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for a more complete discussion of the factors that could affect their respective future performance and the industry in which we operate.

The forward-looking statements are based on plans, estimates and projections as they are currently available to our management, and neither undertakes any obligation, and neither expects, to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $       million from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $       per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease)in the assumed initial public offering price of $       per share would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a       share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $       million, assuming the assumed initial public offering price of $       per share (the mid-point of the price range set forth on the cover page of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds of this offering as follows:

●	$2.85 million to fund SynCardia Medical (Beijing), Inc., a China corporation, as it pertains to distribution rights with a local sales distributor. This contribution of cash by us into the China corporation will take place on the closing date of the initial public offering;

●	up to $5 million to fund research and development activities of our fully implantable system to include early feasibility animal trials and additional design and development activities;

●	approximately $1 million will be used to continue to build sales, marketing and distribution capabilities for our total artificial heart system, including the costs of additional inventory and expansion of our base of additional drivers; and

●	approximately $4 million for general operational expenses, working capital and other general corporate purposes.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the factors described under the heading “Risk Factors.” Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

Our board of directors will determine our future dividend policy based on our result of operations, financial condition, capital requirements and other circumstances. We have not previously declared or paid any cash dividends on our common stock. We anticipate that we will retain earnings to support operations and finance the growth of our business, as described in this prospectus. Accordingly, it is not anticipated that any cash dividends will be paid on our common stock in the foreseeable future. Previously, as a limited partnership, we made periodic minimal distributions to our partners, primarily to cover the partners’ tax obligations.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2024, on:

●	an actual basis; and

●	a pro forma basis to reflect the conversion of all outstanding shares of our Series A-1 Preferred Stock into 18,406,857 shares of our common stock, the conversion of $4,160,000 Convertible Notes issued in 2023, plus interest, into 635,032 shares of our common stock, the conversion of $3,700,000 Convertible Notes issued between April 1 and August 23, 2024, into shares of our common stock (based on a 50% discount to the assumed initial public offering price of $ per share); and the conversion of $7,046,090 Convertible Notes (including $500,000 issued in June 2024) issued to one of our directors and affiliated entities in 2023 and 2024, plus interest, into shares of our common stock (based on a 50% discount to the assumed initial public offering price of $ per share); and

●	on a pro forma as adjusted basis to give effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	September 30, 2024
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$6	$	$
Debt, including accrued interest	$16,176	$	$
Temporary equity:
Preferred stock, $0.0001 par value; 30,000,000 shares authorized, 18,406,857 Series A-1 issued and outstanding actual; 30,000,000 shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	20,265
Stockholders’ (deficit) equity:
Common stock, par value $0.0001 per share; 45,000,000 shares authorized, 4,314,363 shares issued and 3,690,571 outstanding, actual; 45,000,000 shares authorized, shares issued and outstanding, pro forma; 45,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	-
Additional paid-in capital	5,336
Accumulated other comprehensive income	269
Accumulated deficit	(41,003)
Total stockholders’ (deficit) equity	$(35,398)	$	$
Total capitalization	$1,043	$	$

(1)	The pro forma information below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, common stock plus additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount. Similarly, each increase (decrease) of shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $ million, assuming that the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount.

The number of shares of common stock outstanding on an adjusted pro forma basis as of September 30, 2024, excludes:

●	3,563,656 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $1.08 per share;

●	shares of common stock issuable upon the exercise of warrants to be issued to the underwriters contemporaneously with the closing of this offering, at an exercise price of $ per share (assuming a public offering price of $ per share);

●	623,792 shares of common stock issued to the U.S. Unicorn Foundation, Inc. (“Unicorn Foundation”) for services and that will vest and expense contemporaneously with the closing of this offering, with a fair value of $1.72 per share and shares of common stock, the equivalent of 3% of the Company equity, to be issued should Unicorn Foundation complete a following-on financing within 12 months of the closing of this offer;

●	shares of common stock issuable upon the conversion of debt of up to $15,399,952 Convertible Notes expected to be issued between October 1, 2024, and the date of our Initial Public Offering (based on a 50% discount to the assumed initial public offering price of $ per share); and

●	336,344 shares reserved for future issuance under our 2021 Equity Incentive Plan, which includes an increase of 1,314,440 in the number of shares reserved that was approved on June 28, 2024.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma, as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of September 30, 2024, was approximately $(16.4) million, or $(4.43) per share of common stock. Historical net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of September 30, 2024.

Our pro forma net tangible book value as of September 30, 2024 was approximately $ million, or $       per share of common stock. Pro forma as adjusted net tangible book value per share reflects the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses. Our pro forma as adjusted net tangible book value as of September 30, 2024, would have been approximately $       million, or $       per share. This amount represents an immediate increase in pro forma net tangible book value of $       per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $       per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2024	$(4.43)
Pro forma increase in net tangible book value per share
Pro forma net tangible book value per share as of September 30, 2024
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $       and would increase (decrease) dilution per share to investors in this offering by $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount. Similarly, each increase (decrease) of       shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value and decrease (increase) dilution per share to investors in this offering by $      , assuming that the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount.

If the underwriter exercises the option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share after this offering would be $       per share, representing an immediate increase to existing stockholders of $       per share and an immediate dilution to new investors in this offering of $       per share of our common stock.

The following table presents, on a pro forma as adjusted basis as described above, as of September 30, 2024, the differences between our existing stockholders and new investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid to us by new investors purchasing shares in this offering at an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discount and estimated offering expenses.

	Shares Purchased(1)			Total Consideration(1)			Average
	Number	Percent		Amount ($’000)	Percent		Price Per Share
Existing stockholders			%	$		%	$
Investors in this offering			%	$		%	$
Totals		100.0%		$	100.0%		$

(1)	To the extent that any outstanding stock options are exercised, investors participating in this offering will experience further dilution. Assuming the exercise of all of our vested and exercisable options as of September 30, 2024, existing stockholders will have purchased shares, or % of the shares purchased from us, for approximately $ million. Shares purchased by investors participating in this offering would represent shares, or % of the shares purchased from us, for approximately $ million.

A $1.00 increase in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the total consideration paid by new investors by $       million and increase the percent of total consideration paid by new investors from       % to       %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount. Similarly, a $1.00 decrease in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the total consideration paid by new investors by $       million and decrease the percent of total consideration paid by new investors from       % to       %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and accompanying notes and the information contained in other sections of this prospectus, particularly under the headings “Risk Factors” and “Business.” It contains forward-looking statements that involve risks and uncertainties, and is based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual results could differ materially from those anticipated by our management in these forward-looking statements as a result of various factors, including those discussed below and in this prospectus, particularly under the heading “Risk Factors.”

Overview

We are a holding company that is the sole owner of SynCardia. The business of our company is carried out by SynCardia, and thus most of the information set forth in this prospectus relates to the business of SynCardia.

Our long-term mission is to build a portfolio of medical technology companies active in the cardiovascular space. We intend to achieve this goal by acquiring, developing, or by in-licensing of promising technologies or assets with a focus on approved devices, or devices close to being approved. We manufacture and sell an FDA approved implantable Total Artificial Heart designed to temporarily replace the full function of a human heart in patients suffering from advanced heart failure. Our product development roadmap is focused on developing, manufacturing, and commercializing successive generations of the SynCardia TAH to further improve clinical outcomes, usability, and patient quality of life.

The SynCardia TAH is the only total artificial heart that is approved and commercially available in the United States as a bridge to heart transplant, and it is also available in a number of other countries around the world under special exemptions or compassionate use. The system is comprised of an implant which is surgically placed inside the human body, and which is powered by an external driver. The SynCardia TAH replaces the functionality of both the left and right ventricles of the heart as well as all four heart valves. Almost all other commercially available devices that claim to be an “artificial heart” are VADs which do not replace the heart. To date, over 2,100 SynCardia TAHs have been implanted in 27 countries globally, including the US, France, Germany, Australia, United Kingdom, Canada, Italy, Turkey, Kuwait, and Saudi Arabia.

Components of Our Results of Operations

Revenues

We generate revenue from the sale of our total artificial heart for patients, rental of drivers, and from training and certification services, which are required before the first time a transplant center may deploy a SynCardia TAH. Revenue includes sales and services to appropriate patient aftercare (“Centers”) located in the United States as well as Centers domiciled in foreign countries.

Cost of Revenues

Cost of revenues includes product costs, labor, overhead, inbound freight, and other product-related costs including excess inventory and obsolescence charges.

Research and Development Costs

Included in research and development costs are wages, stock-based compensation and benefits of employees performing research and development, and other operational costs related to our research and development activities, including facility-related expenses, allocation of corporate costs, and external costs of outside contractors. While research and development supply expense are isolated by product, personnel are not. Research and Development personnel do not work on current product production, therefore labor expense is not isolated by product.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of personnel-related expenses for executives, human resources, finance and other general and administrative employees, including salary and stock-based compensation, professional services costs and allocation of facility and overhead costs.

We anticipate that our general and administrative expenses will increase in the future in connection with one-time costs of becoming a public company as well as ongoing costs of operating as a public company, including expanding headcount and increased fees for directors and outside advisors. We expect to incur significant costs to comply with corporate governance, internal controls, and similar requirements applicable to public companies. Additionally, we expect to incur increased costs associated with establishing sales, marketing, and revenue growth.

Other Income (Expenses), net

Other income (expenses), net, primarily consists of various immaterial income and expense items.

Provision for Income Taxes

We are subject to U.S. federal and state income taxes and foreign taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax laws.

Provision for income taxes primarily relates to state income taxes.

Results of Operations

Comparison of Three Months Ended September 30, 2024, and 2023

The following table summarizes our results of operations (in thousands, except percentages) (unaudited):

	Three months ended September 30 (unaudited)		Change
	2024	2023	$	%
Revenues, net:
Products	$881	$825	$56	7%
Rentals	-	76	(76)	(100)%
Total revenues	$881	$901	$(20)	(2)%

Cost of revenues:
Products	1,067	1,155	(88)	(8)%
Rentals	487	165	322	195%
Total cost of revenues	1,554	1,320	234	18%

Gross loss	(673)	(419)	(254)	61%

Operating expenses:
Research and development costs	961	580	381	66%
Selling, general and administrative expenses	2,810	2,368	442	19%
Total operating expenses	3,771	2,948	823	28%

Operating loss	(4,444)	(3,367)	(1,077)	32%

Other income and expense:
Interest income	-	-	-	0%
Interest expense	(1,382)	(44)	(1,338)	3,041%
Other income (expense), net	(380)	125	(505)	(404)%
Total other income (expenses), net	(1,762)	81	(1,893)	(2,275)%
Loss before income tax provision	(6,206)	(3,286)	(2,920)	89%
Income tax provision	-	-	-	-
Net loss	$(6,206)	$(3,286)	$(2,920)	89%

Revenues

Total revenues decreased by $0.02 million or 2% for the three months ended September 30, 2024, as compared to the three months ended September 30, 2023. This decrease is due to an increase in product sales of $0.06 million and a decline in rental sales of $0.08 million. Lower rental revenue in 2024 is a result of fewer patients being discharged from the hospital on the Freedom driver.

Cost of Revenues

Total cost of revenues increased by $0.2 million, or 18%, for the three months ended September 30, 2024, as compared to the three months ended September 30, 2023. The increase in cost of revenues for the three months ended September 30, 2024, was mainly due to the increased cost of rental revenues and related maintenance charges for Freedom Driver equipment. Furthermore, this increase is also represented by raw material, work in process and finished goods inventory gross movements in the amounts $2.7 million, ($1.5) million and ($0.7) million, respectively. Rental revenue and rental cost are not directly correlated. Rental revenue is earned when a patient is discharged from a hospital with a Freedom Driver. The rental costs are mainly related to machine maintenance to maintain reliability and is incurred on a time schedule that is dependent on the amount of time the driver is actually used. The driver may be used for multiple patients before maintenance service is required. Rental revenue is earned when a patient is discharged from a hospital with a Freedom Driver. Rental Revenue is recognized when it becomes likely that we will receive payment. The timing differences between usage and payment receipt generally do not correlate to the cost of service maintenance, resulting on negative gross margins. Our cost of revenue as a percentage of sales for the three months ended September 30, 2024 and 2023 was 176% and 147%, respectively. This increase for the three months ended September 30, 2024, as compared to the three months ended September 30, 2023, is primarily due to the $0.3 million increase in overhead and variable manufacturing costs and by the $0.3 million increase of C2 Driver service cost.

Research and Development Expenses

Research and development expenses increased by $0.4 million, or 66%, for the three months ended September 30, 2024, as compared to the three months ended September 30, 2023. The increase was primarily attributable to the increase of $0.2 million research and development supplies and the increase of $0.2 million of personnel costs between the two periods. We do not track expenses by product candidate. While research and development supply expense are isolated by product, personnel are not. Research and Development personnel do not work on current product production, therefore labor expense is not isolated by product.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $0.4 million, or 19%, for the three months ended September 30, 2024, as compared to the three months ended September 30, 2023. The increase was primarily attributable to a $0.4 million increase in employee share based compensation.

Total Other Expenses

Total other expenses increased by $1.8 million, or 2,275%, for the three months ended September 30, 2024 as compared to the three months ended September 30, 2023. The increase was attributed to derivative (non-cash) accounting for the issued Convertible Notes (as defined below).

Comparison of Nine Months Ended September 30, 2024 and 2023

The following table summarizes our results of operations (in thousands, except percentages) (unaudited):

	Nine months ended September 30 (unaudited)		Change
	2024	2023	$	%
Revenues, net:
Products	$3,498	$4,130	$(632)	(15)%
Rentals	57	87	(30)	(34)%
Total revenues	$3,555	$4,217	$(662)	(16)%

Cost of revenues:
Products	2,435	5,010	(2,575)	(51)%
Rentals	1,368	407	961	236%
Total cost of revenues	3,803	5,417	(1,614)	(30)%

Gross gain (loss)	(248)	(1,200)	952	(79)%

Operating expenses:
Research and development costs	2,591	1,633	958	59%
Selling, general and administrative expenses	7,301	6,759	542	8%
Total operating expenses	9,892	8,392	1,500	18%

Operating loss	(10,140)	(9,592)	(548)	6%

Other income and expense:
Interest income	-	2	(2)	(100)%
Interest expense	(1,636)	(59)	(1,577)	2,673%
Other income (expense), net	(441)	72	(513)	(713)%
Total other expenses, net	(2,077)	15	(2,092)	(13,947)%
Loss before income tax provision	(12,217)	(9,577)	(2,640)	28%
Income tax provision	-	-	-	-
Net loss	$(12,217)	$(9,577)	$(2,640)	28%

Revenues

Total revenues decreased by $0.7 million or 16% for the nine months ended September 30, 2024, as compared to nine months ended September 30, 2023. This decrease is due to a decline in U.S. sales of $0.8 million, precipitated by the termination, in year ended December 31, 2023, of our distributor and the lost momentum in establishment of in-house sales personnel.

Cost of Revenues

Total cost of revenues decreased by $1.6 million, or 30%, for the nine months ended September 30, 2024, as compared to the nine months ended September 30, 2023. The decrease in cost of revenues for the nine months ended September 30, 2024, was mainly due to $0.7 million less inventory reserves recognized for excess and obsolete inventory, $0.8 million in labor related expenses, as well as $0.1 in other manufacturing costs, respectively. Furthermore, this decrease is also represented by raw material, work in process and finished goods inventory gross movements in the amounts $0.9 million, ($0.2) million and ($0.7) million, respectively. Obsolete inventory reserves include items which had passed their shelf life and had no alternative uses. Inactive inventory reserve includes items which will not be used for production due to new design or being replaced by upgraded parts. Excess inventory reserve is determined based on current usage and applied over an average period of 2 to 5 years of consumption. Excess inventory reserves exclude obsolete, inactive and safety stocks. The increased cost of rental revenues is due to maintenance charges for Freedom Driver equipment. Rental revenue and rental cost are not directly correlated. Rental revenue is earned when a patient is discharged from a hospital with a Freedom Driver. The rental costs are mainly related to machine maintenance to maintain reliability and is incurred on a time schedule that is dependent on the amount of time the driver is actually used. The driver may be used for multiple patients before maintenance service is required. Rental revenue is earned when a patient is discharged from a hospital with a Freedom Driver. Rental Revenue is recognized when it becomes likely that we will receive payment. The timing differences between usage and payment receipt generally do not correlate to the cost of service maintenance, resulting in negative gross margins. Our cost of revenue as a percentage of sales for the nine months ended September 30, 2024 and 2023 was 107% and 128%, respectively. This decrease for the nine months ended September 30, 2024, as compared to the nine months ended September 30, 2023, is primarily due to the $1.7 million decrease in other manufacturing costs, offset by the $0.8 million increase of C2 Driver service cost.

Research and Development Expenses

Research and development expenses increased by $1.0 million, or 59%, for the nine months ended September 30, 2024, as compared to the nine months ended September 30, 2023. The increase was primarily attributable to the increase of $0.3 million research and development supplies and the increase of $0.7 million of personnel costs between the two periods. We do not track expenses by product candidate. While research and development supply expense are isolated by product, personnel are not. Research and Development personnel do not work on current product production, therefore labor expense is not isolated by product.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $0.5 million, or 8%, for the nine months ended September 30, 2024, as compared to the nine months ended September 30, 2023. The increase was primarily attributable to a $1.0 million increase in nonemployee share based compensation and a $0.05 million increase in employee share based compensation.

Total Other Expenses

Total other expenses increased by $2.1 million, or 13,947%, for the nine months ended September 30, 2024, as compared to the nine months ended September 30, 2023. The increase was attributed to derivative (non-cash) accounting for the issued Convertible Notes.

Comparison of the Year Ended December 31, 2023 and December 31, 2022

The following table summarizes our results of operations (in thousands, except percentages):

	Year Ended December 31,	Year Ended December 31,	2023 vs. 2022 Change
	2023	2022	$	%
Revenues, net:
Products	$4,941	$3,737	$1,204	32%
Rentals	102	376	(274)	(73)%
Total revenues	$5,043	$4,113	$930	23%

Cost of revenues:
Products	6,978	7,674	(696)	(9)%
Rentals	768	1,427	(659)	(46)%
Total cost of revenues	7,746	9,101	(1,355)	(15)%

Gross loss	(2,703)	(4,988)	2,285	(46)%

Operating expenses:
Research and development costs	2,213	1,902	311	16%
Selling, general and administrative expenses	10,586	4,177	6,409	153%
Total operating expenses	12,799	6,079	6,720	111%

Operating loss	(15,502)	(11,067)	(4,435)	40%

Other Income and Expense:
Interest income	2	9	(7)	(78)%
Interest expense	(140)	(5)	(135)	2700%
Other income (expense), net	69	(94)	163	(173)%
Total other expenses, net	(69)	(90)	21	(23)%
(Loss) income before income tax provision	(15,571)	(11,157)	(4,414)	40%
Income tax provision (benefit)	(2)	11	(13)	(118)%
Net loss	$(15,569)	$(11,168)	$(4,401)	39%

Revenues

Total revenues increased by $0.9 million or 23% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was related to change in the geographic sales market in favor of U.S. sales.

Cost of Revenues

Total cost of revenues decreased by $1.4 million or 15% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This decrease was primarily due to $0.8 million, less reserve on excess and obsolete, $0.4 million less driver service costs and $0.2 million less in other manufacturing costs compared with prior year. This decrease is offset by $0.04 million in raw material, work in process and finished goods inventory in the amounts $0.9 million, ($0.2) million and ($0.7) million, respectively. Obsolete inventory reserves include items which had passed their shelf life and had no alternative uses. Inactive inventory reserve includes items which will not be used for production due to new design or being replaced by upgraded parts. Excess inventory reserve is determined based on current usage and applied over an average period of 2 to 5 years of consumption. Excess inventory reserves exclude obsolete, inactive and safety stocks. Our cost of revenue as a percentage of sales for the year ended December 31, 2023 and 2022 was 154% and 221%, respectively. This decrease for the year ended December 31, 2023, as compared to the year ended December 31, 2022, is primarily due to the $0.9 million increase in revenues and the $1.4 million decrease of cost of revenue.

Research and Development Expenses

Research and development expenses increased by $0.3 million, or 16%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This increase was primarily the result of increased employee headcount.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $6.4 million or 153% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily attributable to a $4.6 million increase in consulting, accounting and legal fees associated with a now terminated acquisition and a $1.0 million increase in employee salaries and headcount.

Total Other Expenses

Total other expenses decreased by $0.02 million, or 23%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The decrease was attributed to foreign currency translation fluctuations.

Liquidity and Capital Resources

Funding Requirements and Going Concern

We have incurred operating losses since inception, including net losses of $15.6 million and $12.2 million for the year ended December 31, 2023, and the nine months ended September 30, 2024, respectively. While we already have FDA-approved products that are generating commercial revenue, the business needs to scale up in order to offset a large, fixed overhead cost from our site in Tucson, AZ. Moreover, we are also investing heavily in the development of updates and next generation devices and therefore expect to continue to incur significant expenses and operating losses for the foreseeable future. Furthermore, we expect to incur additional expenses with transitioning to, and operating as, a public company.

Until such a time as we can sufficiently grow product and rental revenue, we expect to finance our cash needs through a combination of equity and debt financings, or other capital sources, including with related parties. To the extent that we raise additional capital through the future sale of equity or debt, the ownership interest of our stockholders will be diluted. The terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. If we are unable to raise sufficient funds through equity or debt financings, We may be required to delay, limit, curtail or terminate our product development or future growth efforts. Additionally, we may never become profitable, or if we do, may not be able to sustain profitability on a recurring basis.

We have considered that our long-term operations anticipate continuing net losses and the need for potential debt or equity financing. However, there can be no assurances that additional funding or other sources of capital will be available on terms acceptable to us, or at all. If additional capital is not secured when required, We may need to delay or curtail our operations until such funding is received. If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected. As a result of these conditions, we have concluded that there is substantial doubt over our ability to continue as a going concern as conditions and events, considered in the aggregate, indicate it is probable we will be unable to meet our obligations as they become due within one year after the date that the financial statements included in this prospectus are issued. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The financial information and financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional funds and financing including through the consummation of this offering. We expect to raise sufficient cash to fund our operations into 2025 based on our current business plan, and expectations and assumptions considering current macroeconomic conditions. However, these plans have not been finalized and there can be no assurance that we will be successful in raising any cash in connection with this offering. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section of this prospectus entitled “Risk Factors.”

Sources of Liquidity

To date, we have funded our operations primarily with the proceeds from Series A-1 Preferred Stock, loans from related parties, and convertible notes issued to related parties and other investors.

Series A- 1 Preferred Stock

In September 2021, 10,000,000 shares of Series A-1 Preferred Stock were sold for cash proceeds of $10.0 million, and 2,065,000 shares of Series A-1 Preferred Stock were issued in satisfaction of the then outstanding approximately $2.0 million in convertible notes. In December 2022, 5,550,000 shares of Series A-1 Preferred Stock were issued for payment in kind of $5.6 million in notes payable. In December 2022, 791,857 shares of Series A-1 Preferred Stock were sold for cash proceeds of approximately $2.7 million. Hunniwell Picard I, a related party, is the owner of all the currently outstanding Preferred Stock.

Series A-1 Preferred Stock has certain dividend, liquidation and voting rights, more specifically described elsewhere within this filing. In the event of an IPO, the Series A-1 Preferred Stock would be automatically converted into 18,406,857 shares of common stock.

Loans from Related Parties

As of September 30, 2024, we have related party or affiliated loans in the form of convertible notes, certain of which are outstanding as noted below:

Between June 2023 and June 2024, a total of $6,990,000, net of repayments, was raised from the issuance of loans to Richard Fang, Fang Family Fund, LLC and Fang Family Fund II, LLC, of which $2,000,000 accrued interest at 6% per annum. Effective July 2, 2024, all of these loans, including accrued interest, were consolidated into one loan with a total principal amount of $7,046,090. This loan accrues simple interest at the rate of 6% per annum, and is repayable after six months, unless amended. However, in the event of an IPO while the loan remains outstanding, all principal, together with all unpaid accrued interest, would be automatically converted into our common stock at a 50% discount to the lowest price per share paid by the other purchasers of the equity securities in the initial public offering, which would be dilutive to current and future investors in our common stock.

Between June 25 and September 17, 2024, in order to meet short-term funding requirements, we borrowed a further $1,840,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under interest-free loans, repayable after six months or, if sooner, on the date on which we go public through a successful IPO or receive $5 million in external funding. These loans remain outstanding.

Between October 1 and January 9, 2025, in order to meet short-term funding requirements, we borrowed a further $3,181,000 from Fang Family Fund II, LLC, and $350,000 from Fang Family Fund I, LLC, both entities affiliated with one of our executive directors, of which $3,131,000 accrues interest at 6% per annum. These loans remain outstanding.

Other Investor Convertible Notes

During the period May through September of 2023, we issued unsecured convertible notes (the “2023 Convertible Notes”) for a total of $4.2 million, which accrue simple interest at 6% per annum commencing on the issuance date of each 2023 Convertible Note. The maturity date of each 2023 Convertible Note is two years after the issuance date. Each 2023 Convertible Note shall be automatically converted into a number of shares of PMI’s common stock equaling the outstanding balance of the note, being the principal plus accrued interest, divided by 7.0414, on the maturity date or, if sooner, on the day before we become publicly traded on a stock exchange. The balance of the 2023 Convertible Notes at September 30, 2024, including accrued interest, was approximately $4.5 million.

On various dates from April through August 2024, we issued a total of $3.7 million in convertible notes (the “2024 Convertible Notes”) to various investors. The 2024 Convertible Notes are unsecured, subject to annual interest of 6%, mature six months from issuance dates and convert to our stock at a conversion price equal to 50% of the lowest price per share paid by purchasers of our securities in the event we consummate an IPO, or an equity, debt or other financing, which would be dilutive to current and future investors in our common stock. The balance of the 2024 Convertible Notes at September 30, 2024, including accrued interest, was approximately $3.8 million.

As of September 30, 2024, we had cash and cash equivalents of approximately $6,000. In the future, we expect to finance our cash needs through a combination of equity and debt financing, including with related parties. We are dependent on such financing to continue our operations.

Cash Flows

The following table shows a summary of our cash flows (in thousands):

	Nine Months ended September 30,		Fiscal Year ended December 31,
	2024 (unaudited)	2023 (unaudited)	2023	2022
Net cash used in operating activities	$(8,722)	$(6,773)	$(10,634)	$(10,723)
Net cash used in investing activities	$-	$(9)	$(9)	$(37)
Net cash provided by financing activities	$8,508	$7,243	$10,840	$5,524

Net cash used in operating activities

Net cash used in operating activities of $8.7 million for the nine months ended September 30, 2024, was primarily attributable to Picard’s net loss of $12.2 million, offset by $2.0 million in accounts payable, $1.2 million in amortization of debt discount and $0.7 million of stock-based compensation.

Net cash used in operating activities of $6.8 million for the nine months ended September 30, 2023, was primarily attributable to Picard’s net loss of $9.6 million, changes in operating assets and liabilities of $0.9 million, and $0.4 million depreciation and amortization and $1.3 million provision for excess and obsolete inventory.

Net cash used in operating activities of $10.6 million for the year ended December 31, 2023, was primarily attributable to a $15.6 million net loss, offset by an increase in trade accounts payable of $1.6 million and a $1.7 million increase in accrued expenses and other current liability.

Net cash used in operating activities of $10.7 million for the year ended December 31, 2022, was primarily attributable to our net loss of $11.2 million after offsetting non-cash expenses related to depreciation and amortization, stock-based compensation and provision of excess and obsolete inventory totaling approximately $2.4 million.

Net cash used in investing activities

Net cash used in investing activities was $0, and $9,000, and not significant for the nine months ended September 30, 2024 and 2023, respectively.

Net cash used in investing activities was less than $9,000 and $37,000 and not significant for the years ended December 31, 2023 and 2022, respectively.

Net cash provided by financing activities

Net cash provided by financing activities was $8.5 million for the nine months ended September 30, 2024, which consisted primarily of proceeds of $9.7 million in loans from related parties and convertible debt, offset by $1.2 million in repayments to related party loans.

Net cash provided by financing activities was $7.2 million for the nine months ended September 30, 2023, which consisted primarily of $5.3 million proceeds from related party loans and convertible notes, and $2.7 million cash received for preferred stock subscriptions, offset by $0.7 million in repayments.

Net cash provided by financing activities was $10.8 million for the year ended December 31, 2023, which consisted of proceeds of $4.2 million from the issuance of convertible notes, $4.0 million in loans from related parties, net of repayments of $880,000, and $2.7 million from the issuance of preferred stock.

Net cash provided by financing activities was $5.6 million for the year ended December 31, 2022, which primarily consisted of proceeds of $5.5 million from the issuance of convertible notes which were converted into preferred stock net of repayment under lease obligations.

Contractual obligations and Commitments

In February 2015, we entered into an operating lease agreement for office space located in Tucson, Arizona with a lease term of approximately five years. Rent payments commenced in February 2015. The lease terminated on December 31, 2021, and was subsequently renewed from February 1, 2022 until January 31, 2027, with no extension option. The first 5.5 months of the renewed term were rent-free, and rent payments escalate annually by 2.5%.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

We consider our accounting policies related to valuation of derivative liabilities and inventory, net to be critical policies to understanding the judgments and estimates applied in our reported financial results.

Inventory, net

Inventory is stated at the lower of cost, determined using the first in, first out basis, or net realizable value. Work-in-process and finished goods include labor and overhead costs based on standard costing, which is based on total labor expense and operating expenses. Standard cost operating expenses are allocated to manufacturing hours at estimated full capacity. Inventory reserves, which totaled approximately $2.8 million as of September 30, 2024, are recorded based on excess and obsolete exposures, determined primarily by future demand forecasts and projected obsolescence, which are subject to significant management judgment. If actual sales were to fall short of management’s estimates, there would be a charge to cost of sales, which could have a material negative impact on our results of operations in future periods.

Valuation of Derivative Liabilities

Derivative liabilities, which totaled approximately $2.9 million as of September 30, 2024, relate to the embedded redemption features in connection with our convertible promissory notes. The fair value of the embedded redemption features at issuance of the convertible promissory notes and each reporting period was estimated based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. We used a scenario-based model (“SBM”) and a discounted cash flow method to incorporate estimates and assumptions concerning company prospects and market indications into a model to estimate the value of the derivative liability. An SBM considers a range of various potential scenario outcomes assumed to occur with associated probabilities. Cash flow outcomes are then discounted to present value to estimate fair value. The most significant estimates and assumptions used as inputs in the SBM valuation technique impacting the fair value of the embedded redemption features are the timing and probability of a successful IPO, maturity, qualified financing or change of control scenario outcomes. We calculated the payment due to the holders of the convertible promissory notes with and without the embedded redemption feature, with the difference being the value of the embedded redemption feature, and discounted to a present value. We discounted the cash flows using a discount rate at the issuance dates and at each reporting date based on an assessment of our credit position and market yields of companies with similar credit risk at the date of the valuation estimation.

Recently Issued and Adopted Accounting Pronouncements

We describe the recently issued accounting pronouncements that apply in Note 2 of the unaudited financial statements as of and for the three and nine months ended September 30, 2024 and 2023, and Note 2 of the financial statements as of and for the years ended December 31, 2023 and 2022.

Emerging Growth Company Status

We will qualify as an emerging growth company, as defined in the JOBS Act and may remain an emerging growth company for up to five years following the completion of our IPO. For so long as we remain an emerging growth company, We are permitted and intend to rely on certain exemptions from various public company reporting requirements, including delaying adopting new or revised accounting standards issued until such time as those standards apply to private companies, not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this registration statement, we have provided only two years of audited financial statements and unaudited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Following the closing of the Initial Public Offering, we will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of our IPO (that is, December 31, 2030, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the prior June 30, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We will also qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 of the Exchange Act, meaning that the market value of our common stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of the Initial Public Offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company following the closing of the Initial Public Offering if either (i) the market value of our common stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Quantitative and Qualitative Disclosures About Market Risk

As a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act, and pursuant to Item 305 of Regulation S-K, we are not required to disclose information under this section.

BUSINESS

Overview

Our Business

We are a holding company that owns 100% of the membership interests of SynCardia. Our business is carried out by SynCardia, and thus most of the information set forth in this prospectus relates to the business of SynCardia.

We are a medical technology company that manufactures and sells the only U.S. FDA, and Health Canada approved implantable SynCardia TAH. To date, over 2,100 SynCardia TAHs have been implanted in patients in 27 countries and the SynCardia TAH is an established bridge to heart transplantation for patients with biventricular failure in the U.S., and around the world.

Our future vision is to develop the world’s first fully implantable SynCardia TAH as an alternative to heart transplantation for patients with biventricular heart failure in the U.S. and around the world. For near-term developments, we are committed to innovating our current driver technology, to expand the current indication for use of the SynCardia TAH from BTT, to Bridge to Candidacy BTC, and for long-term use of two years or more. BTT products are intended to support patients with end-stage heart failure who are already listed or deemed eligible for a heart transplant. The BTT indication includes patients who are transplant candidates but need MCS due to declining health or stabilizing them while waiting for donor heart. BTC products support patients while determining their eligibility for transplantation. This is typically for patients who need more time for medical optimization, evaluation, or stabilization before a final determination of transplant candidacy. The duration of support is typically longer than BTT if patients need extensive rehabilitation or additional workup to resolve contraindications to becoming transplant eligible. The BTC indication includes patients who are not immediately transplant-eligible due to reversible contraindications (e.g., organ dysfunction, infection, or need for psychosocial assessment) but may become transplant eligible after receiving MCS. The Long-term use indication includes patients who are ineligible for a heart transplant and need long-term heart replacements for 2 years or more. Finally, we plan to expand our product sales into more international markets

The currently available, FDA and Health Canada-approved, SynCardia TAH System consists of an implant (including left and right artificial ventricles), external pneumatic drivers to power the implant, and drivelines that connect the driver to the implant. The implantation procedure follows routine surgical techniques used by cardiothoracic surgeons performing heart transplants. The drivers powering the SynCardia TAH are available for in-hospital use (Companion 2) and or in-hospital and in-home use (“Freedom Driver”) and generate true pulsatile flow using a redundant pneumatic pump assembly. The core of our approved technology is our heart ventricles with blood contacting surfaces that already have over 2,100 implants’ worth of clinical experience. We intend to augment our heart ventricles to include an internal driver system to achieve a fully implantable TAH system that does not require use of an external pneumatic driver as our current product does. Our next generation, the fully implantable Emperor Total Artificial Heart (“Emperor”) is expected to be designed to provide pulsatile flow without requiring external pneumatic drivers. Emperor design prototypes are currently undergoing non-clinical bench testing. We plan to conduct acute animal studies using selected Emperor design prototypes during the first half of 2025. Depending on the outcomes of these and other non-clinical testing, we may be able to seek FDA approval for Emperor in 2028.

The SynCardia TAH remains the only approved total artificial heart in the United States and Canada for the BTT indication. Carmat SA recently obtained the CE mark for its Aeson device TAH in Europe. There are no other artificial hearts approved for commercial use in any market. BiVACOR, Inc. entered early-stage human clinical testing in July 2024 for its BiVACOR total artificial heart. While, to date, there are no head-to-head trials to compare total artificial hearts to each other, we believe that based on our technology, intellectual property, know-how, and extensive human clinical experience, we have significant advantages over other companies developing other TAH products.

Cardiologists in the United States and Europe have also been exploring the simultaneous use of two left ventricular assist devices (“LVADs”) simultaneously to provide fully implanted biventricular assistance to patients. More specifically, cardiologists have combined two Abbott HeartMate 3 LVADs, and - once combined - have referred to the assembly as “HeartMate 6” or as “total artificial heart replacement”. This practice is not currently approved by the FDA.

Cardiologists are also using LVADs and other temporary MCS, including extracorporeal membrane oxygenation (“ECMO”), or axial flow left ventricular assist devices to bridge patients with biventricular heart failure to transplantation. Both LVADs and temporary MCS only support the function of the left or right ventricle, are for in hospital use only (patients cannot be discharged), and they implanted using surgical or minimally invasive techniques. The SynCardia TAH, in contrast, replaces both the left and right ventricles, patients can be discharged, and it is implanted using surgical techniques. Studies have shown that the use of LVADs and other temporary MCS results in poorer outcomes compared to the outcomes obtained with the SynCardia TAH. For example, the 12-month survival after heart transplant in patients who were on LVADs or other temporary MCS devices was 43% compared to 75% in patients who were on a SynCardia TAH.6,7

[6]	Lim HS, Ranasinghe A, Quinn D, Chue C, Mascaro J. Outcomes of temporary mechanical circulatory support in cardiogenic shock due to end-stage heart failure. J Intensive Care Soc. 2022 May;23(2):170-176.
[7]	Carrier M, Moriguchi J, Shah KB, Anyanwu AC, Mahr C, Skipper E, Cossette M, Noly PE. Outcomes after heart transplantation and total artificial heart implantation: A multicenter study. J Heart Lung Transplant. 2021 Mar;40(3):220-228.

We believe that based on our technology, intellectual property, and extensive human clinical experience, we have significant advantages over other companies developing comparable other TAH products. The core of our approved technology is our heart ventricles, which we intend to augment with an internal driver system to achieve a fully implantable heart for which the blood-contacting surfaces already have over 2,100 implants’ worth of clinical experience. We intend to augment our products to include an internal driver system to achieve a fully implantable TAH system that does not require use of an external pneumatic driver as our current product does.

Our History and SynCardia TAH Development

Corporate

The commercial development of the SynCardia Total Artificial Heart was started by Symbion in 1985. In 1991, Symbion moved from Salt Lake City, Utah to Tucson, Arizona and the company became CardioWest, and later, SynCardia. SynCardia was incorporated in Delaware in August 2001 as SynCardia Systems, Inc., and we have maintained our headquarters in Tucson, Arizona since then. In August 2011, SynCardia Systems, Inc. organized a wholly owned German subsidiary, SynCardia Systems Europe GmbH, (“GmbH”) to facilitate the sale and distribution of our products throughout Europe. In July 2016, the assets of SynCardia Systems, Inc. were acquired by a newly formed limited liability company called SynCardia Systems, LLC. In September 2021, Hunniwell Picard I (“Hunniwell”), through its majority held investment vehicle, Picard Medical, Inc., purchased 100% of the ownership interest in SynCardia Systems, LLC. In July 2023, Picard Medical, Inc. agreed, contingent on us becoming publicly traded on a stock exchange, to purchase a majority ownership of SynCardia Medical (Beijing) Inc., a corporation established in China in 2022, which is responsible for the registration, sale and distribution of the SynCardia TAH in China. In January 2024, SynCardia Systems Australia Pty Ltd. was formed as a wholly owned Australian subsidiary to facilitate research and development in Australia.

Implants: The SynCardia TAH 70cc implant first obtained the CE mark in Europe in 1999 under the rules of the then-active MDD, followed by a Pre-Market Authorization (“PMA”) from the FDA in 2004 and Health Canada approval in 2005. Beginning in 2015, we began clinical trials on a smaller SynCardia TAH 50cc implant designed to fit in smaller patients to more comprehensively serve the patient population. This smaller implant received the CE Mark in 2014 and was approved by the MDD FDA in 2020, just as the COVID-19 pandemic began.

During the period running up to December 2021, we, together with our notified body in the European Union (the “EU”), BSI Group (“BSI”), were working on the re-certification of the SynCardia TAH under MDD. During this process, BSI highlighted several post-market surveillance deficiencies and in December 2021, BSI suspended SynCardia’s CE mark pending completion of a post-market surveillance study needed to reinstate the CE mark under MDD. In June 2022, we asked BSI to cancel the MDD CE mark for the SynCardia TAH so that we could re-align resources and focus on the approval of a CE mark under Medical Device Regulation (“MDR”). Following this request, BSI cancelled the CE mark in July 2022. . Between June 2022 and July 2022. we notified all our EU distributors that the SynCardia CE Mark registration had been cancelled. EU regulations require our distributors to communicate this information to customers and authorities. Since then, we have been building up resources and we have initiated efforts to address these deficiencies and all documentation to align with the requirements under MDR.

Drivers

The original “Big Blue,” and the current C2 Driver units were/are intended and designed for ICU and in-hospital use. The C2 Driver secured a CE Mark in Europe in 2011 and FDA approval in 2012 and it has replaced “Big Blue” which is no longer available for sale. Due to its considerable size and weight, the C2 Driver is mounted on a cart. While patient mobility in the ICU is not of concern, it becomes a key factor for patient quality of life as they leave the ICU. To address this need, in 2008, we began the development of the Freedom Driver, a 13-lb portable version of the C2 Driver. The Freedom Driver is designed to allow patients to move around freely in the hospital and to be discharged to their homes. The Freedom Driver is small enough to be carried by hand using a detachable handle, a shoulder bag, or a backpack. Like the C2 Driver, the Freedom Driver connects to the implant by means of drivelines. The Freedom Driver was approved by the FDA in 2014 and received the CE mark in 2014. SynCardia TAH patients supported by the Freedom Driver can enjoy common leisure activities such as golf, basketball, fishing, and hiking.

In 2022, to improve the quality of life of patients even further and to optimize driver performance, we began developing a next-generation portable driver, an even lighter and more compact version of the Freedom Driver. FDA approval of this product is expected in late 2026. The regulatory approval processes of the FDA are lengthy, time-consuming and inherently unpredictable. There is no guarantee that we will receive regulatory approval on our expected timeline or at all, and approval may take longer than planned.

Reimbursement

In May 2008, the United States Centers for Medicare and Medicaid Services (“CMS”) approved implant procedures using the SynCardia TAH as eligible for DRG 001, the highest possible reimbursement under the Diagnosis Related Group (“DRG”) program. As of the date of this prospectus, the procedure for implanting the SynCardia TAH is approved by CMS under NCD 20.9.1. The amount of reimbursement varies for each facility in the United States and is based, among other factors, on the mix of privately insured to Medicare/Medicaid patients who are served by that facility. DRG 001 payments can range from $193,000 to $469,000. Hospitals who implant our product will obtain pre-approval from private pay insurers and can submit for reimbursement under DRG 001.

Cardiologists are also using LVADs and other temporary MCS, including extracorporeal membrane oxygenation (“ECMO”), or axial flow percutaneous left ventricular assist devices to bridge patients with biventricular heart failure to transplantation. For additional information relating to these products see “Prospectus Summary — Our Business”. Like the SynCardia TAH, LVADs are reimbursed under DRG 001 and payments to hospitals can range from $193,000 to $469,000. ECMO devices are reimbursed under DRG 003 and the average payment to hospitals is approximately $170,000. Finally, temporary axial flow assist devices are reimbursed under DRG 215 or DRG 221 and average payments to hospitals are approximately $90,000 and $40,000, respectively. To the best or our knowledge, the average selling price of the Abbott HeartMate 3 (LVAD) is around $120,000, between $20,000 and 30,000 for the Abiomed Impella 2.5 and 5.0 devices (axial flow percutaneous left ventricular assist devices), and around $111,000 for the Getinge CardioHelp device and (ECMO).

As we do not receive payment from, nor do we directly bill insurance companies, we are unable to determine the exact number of private insurance companies that have approved reimbursement and the level of reimbursement in each case. However, hospitals have reported success in securing reimbursement from many private insurance carriers including but not limited to Aetna, Cigna, Anthem, United Health and Humana.

Our Products

The SynCardia TAH is a biventricular replacement device that consists of the SynCardia TAH implant, an external pneumatic driver that delivers precisely calibrated pulses of air to drive the implant and drivelines that connect the driver to the implant. The SynCardia TAH is the only total artificial heart that is approved and commercially available in the United States and Canada for use as a BTT. As a total artificial heart, the SynCardia TAH replaces the functionality of both the left and right ventricles of the heart as well as all four heart valves in a similar manner as a human heart transplant. The SynCardia TAH fully supports the patient’s circulation. In combination with an external driver that delivers precisely calibrated pulses of air, the SynCardia TAH generates a cardiac output of up to 10.5 liters per minute by the 70cc implant, and up to 7.5 liters per minute by the 50cc implant, through each ventricle, lowering central venous pressure and promoting the recovery of other vital organs. In comparison, a normal human heart provides an average cardiac output of 5.6 liters per minute.

SynCardia TAH Implant

The SynCardia TAH implant is a system that consists of two independent artificial ventricles which are powered by an external pneumatic driver (described below). Each artificial ventricle is made of a semi-rigid polyurethane housing and a rigid polyurethane base, with a four-layer flexible polyurethane diaphragm separating the blood chamber from the air chamber. The housing and diaphragms are manufactured using our proprietary material, SPUS.

When implanted, the left artificial ventricle is coupled to an outflow graft anastomosed to the aorta, and the right artificial ventricle is coupled to an outflow graft anastomosed to the pulmonary artery. The base of each artificial ventricle includes a cannula that traverses the chest wall to couple that ventricle to the pneumatic driver. The artificial ventricles’ diaphragms are pressurized by air from any of the FDA PMA-approved external drivers that allow the artificial ventricle to fill with blood, and then eject the blood from the ventricle through an outflow valve into the respective outflow graft anastomosed to the aorta or pulmonary artery. The SynCardia TAH fully supports the patient’s circulation. The figure immediately below illustrates the typical surgical attachment of the SynCardia TAH implant to the patient’s anatomy and the blood flow through the total artificial heart.

SynCardia TAH Positioning and Blood Flow

Mechanical valves, mounted in the inflow and outflow ports of each artificial ventricle, control the uni-directional flow of blood through the SynCardia TAH implant. The left artificial ventricle is connected via the left atrial inflow connector to the left atrium and via the aortic outflow connector to the aorta. The right artificial ventricle is connected via the right atrial inflow connector to the right atrium and via the pulmonary artery outflow connector to the pulmonary artery. The valves are precisely angled to eliminate stagnant pools that could result in blood clots.

50cc SynCardia TAH and 70cc SynCardia TAH

The principle of operation for the 50cc and 70cc SynCardia TAH is identical, and both implants are indicated for short-term support (i.e., bridge to transplant, “BTT”) for patients at risk of imminent death from biventricular failure who require cardiac replacement. The 70cc SynCardia TAH system is designed for implantation into adult patients and obtained the CE mark in Europe in 1999, followed by a Pre-Market Authorization (“PMA”) from the U.S. Food and Drug Administration (“FDA”) in 2004. As of today, the 70cc SynCardia TAH has supported 1,951 patients globally since 1985, including 311 patients who were supported as part of early feasibility studies and compassionate use. The 50cc version of the SynCardia TAH is for use in smaller adult patients and in the pediatric patient population. The 50cc SynCardia TAH obtained the CE mark in 2014, followed by a PMA approval in 2020. As of today, the 50cc SynCardia TAH has supported 122 patients globally since 2014.

Drivers

We currently have two approved external drivers for use with the SynCardia TAH implant: the Companion 2 (“C2”) Driver and the Freedom Driver. The C2 Driver, which secured a CE Mark in Europe in 2011 and obtained FDA approval in 2012, is a mobile, external pneumatic driver intended for in-hospital use. The C2 Driver has replaced the original “Big Blue”, which is no longer offered for sale. The C2 Driver includes a hospital cart/caddy, and drivelines connect the driver to the implant (see illustration below). Patients implanted with the SynCardia TAH are initially connected to a the C2 Driver during a period in which they are postoperatively stabilized. Once a patient becomes clinically stable and, in certain cases, ready to be discharged from the hospital, the patient is moved to the portable Freedom Driver.

SynCardia TAH with C2 Driver

The Freedom Driver received the CE mark in 2010 and was approved by the FDA in 2014. This driver was designed to allow patients to move around freely in the hospital and/or to be discharged to their homes. The Freedom Driver is a smaller, portable (13 pound) version of the C2 Driver, small enough to be carried by hand using a detachable handle, a shoulder bag, or a backpack (see illustration below). Like the C2 Driver, the Freedom Driver connects to the implant by means of drivelines. The Freedom Driver was first used clinically in the Freedom Driver System IDE Study that began in 2010.

SynCardia TAH with Freedom Driver

Our Components

The implanted ventricles of the SynCardia TAH implant have three principal components: the shell, the diaphragm, and the valves. The shell is the outer housing of the SynCardia TAH implant, and contains multiple layers of polymer intertwined with mesh. The diaphragm is a flexible component that is responsible for pumping blood using pressurized air from the pneumatic driver. The proprietary polymer that we use in the shell and diaphragm are made of a Segmented Polyurethane Solution, or SPUS. Fatigue resistance, strength and biocompatibility make SPUS ideally suited for the blood contacting and flexing components of the SynCardia TAH and other medical devices. We use our own formula, reactor and manufacturing equipment to make SPUS, to ensure that SynCardia TAHs have the same consistent material properties and specifications and are subject to the same manufacturing process. SPUS is approved by the FDA and has been used in over 2,100 patients worldwide. SPUS must be manufactured within precise specifications to meet FDA and other regulatory requirements, and with significant sufficient production yields for us to succeed in manufacturing enough SynCardia TAHs at a commercially viable level. We believe that our trade secrets protecting our SPUS, and the biocompatibility and other specifications of SPUS, are likely to present a major barrier to any potential competitor using similar material.

The valves (the “SynHall Valve”) have tilting discs made of titanium and pyrolytic carbon and they replace the four native heart valves. The SynHall Valves have the same design, are composed of nearly identical materials, and are made using the same manufacturing processes as the predecessor Med-Hall Valves which were made by Medtronic, Inc. (“Medtronic”). SynHall Valve components must be manufactured within precise specifications and with significant production yields for us to succeed in manufacturing enough SynCardia TAHs. As of the date of this prospectus, we are not aware of any reported valve failures.

On July 27, 2013, we and Medtronic entered a ten-year, non-exclusive, worldwide, perpetual, nonrevocable License Agreement (the “License Agreement”) for non-patented intellectual property relating to the design and production of the Med-Hall Valves, including as used in the SynCardia TAH. Pursuant to and during the term of the License Agreement, among other terms, we agreed to pay a royalty of $400 to Medtronic for each such valve manufactured by or on behalf of us. The License Agreement expired in July 2023, and as of November 30, 2024, we owed Medtronic approximately $480,000 in outstanding royalty payments. Additionally, until such outstanding balance is paid in full, Medtronic holds a security interest of first priority in a nonexclusive license to use, sell, import or distribute SynCardia TAHs that incorporate the Med-Hall Valves as a component part and to use certain other documentation. Other than the foregoing and the survival of provisions customary for transactions of this type, no terms of the License Agreement remain in effect.

The SynCardia pneumatic driver systems that operate the SynCardia TAH consist of the portable Freedom Driver and the hospital-only-use C2 Driver. We source crucial components for both the Freedom and C2 Drivers from Bimba Ltd (“Bimba”), a part of Norgren Ltd (“Norgren”), through its distributor Heitek Automation LLC (“Heitek Automation” or “Heitek”). If Bimba, the sole source supplier of components for our drivers, ceases business operations or terminates commercial ties with its distributor Heitek Automation, or with us, or if Heitek Automation ceases business operations or terminates commercial ties with us, we might not be able to procure components to produce the C2 Drivers and Freedom Drivers.

Bimba owns the drawing of and manufactures the Piston Cylinder Assembly (the “PCA”) used in the assembly of the Freedom Driver. Bimba also manufactures the pneumatic manifold used in the Freedom Driver while Heitek Automation owns the drawings. Heitek Automation distributes the PCA and the pneumatic manifold, and we purchase both components from Heitek Automation. Bimba and Heitek are thus material for our continued success, and, if Bimba and/or Heitek Automaton cease business operations or terminate commercial ties with us, we will have to source the component from alternative suppliers.

We currently do not have an agreement with either Bimba or Heitek Automation covering the supply of PCA or access to the drawings of PCA. We have an ongoing commercial relationship with Bimba and Heitek wherein we place orders through Heitek, the distributor for Bimba manufactured parts and assemblies, including the PCA for the Freedom Driver and the Pneumatic Manifold Assembly for the C2 Driver. There are no commercial agreements with Bimba and Heitek beyond the purchase orders that we place and we depend on Bimba and Heitek for certain technical drawings.

Additionally, on April 11, 2022, Heitek Automation and we entered into a purchase order, which covers the terms for purchasing the pneumatic manifold drawings for the C2 Driver. Under such purchase order, Heitek Automation credits $500 for every PCA that we purchase from Heitek Automation towards the cost of the C2 manifold drawings. When we have purchased a total of 400 PCA units totaling $200,000 worth of credits, Heitek Automation will transfer to us the C2 pneumatic manifold drawings. We can then use these drawings to make new C2 pneumatic manifold assemblies. In addition, we have started the development of the C3 Driver, which will not need this pneumatic manifold and is expected to be approved by the end of 2026. The regulatory approval processes of the FDA are lengthy, time-consuming and inherently unpredictable. There is no guarantee that we will receive regulatory approval on our expected timeline or at all, and approval may take longer than planned.

Clinical Efficacy

A 2004 New England Journal of Medicine article published the results obtained from a study of 81 patients who received the SynCardia TAH compared to 35 control patients (“PMA FDA Study”)19. The control patients had not received a SynCardia TAH or mechanical circulatory support and were matched with the 81 patients who received the SynCardia TAH. The overall objective of this study was to generate data on the safety and efficacy of determine if the SynCardia TAH was safe and effective for in bridging of patients to cardiac transplantation (bridge to transplant, “BTT”). The primary efficacy endpoint of the study was treatment success. To be considered a success, a patient at 30 days post transplantation must have been: (1) alive; (2) NYHA” Class I or II; (3) ambulatory; (4) not ventilator dependent; and (5) not on dialysis. At 30 days post-transplant, 69.1% (56/81) of the core implant group met the criteria for treatment success. The primary safety endpoint included a clinical assessment of patients and an evaluation of adverse events (see table below for adverse event data). Secondary efficacy outcomes measures included the rate of survival to transplantation (79% for patients implanted with the SynCardia TAH as compared to 46% survival for the control group, p<0.00120), and 1-year survival rate among the patients who received the artificial heart (70%, as compared with 31% among the controls, as well as, 1-year and 5-year survival rates after transplantation among patients who had received a total artificial heart as a bridge to transplantation (86% and 64%, respectively). In all instances, survival measured how long patients who received the SynCardia TAH, and control patients lived. The study was supported from 1991 to 2001 by CardioWest Technologies and thereafter by SynCardia Systems with respect to the costs of data collection. Dr. Copeland reported owning equity in SynCardia Systems, the manufacturer of the CardioWest Total Artificial Heart. Mr. Smith and Dr. Slepian reported owning equity in SynCardia Systems and being paid for part-time employment by the company.

Patients included in this PMA FDA Study were selected according to the inclusion / exclusion criteria listed in the table below.

This publication also includes a list of adverse events observed over the course of the PMA FDA Study and the table below provides a listing of adverse events.

[19]	Copeland JG, Smith RG, Arabia FA, Nolan PE, Sethi GK, Tsau PH, McClellan D, Slepian MJ; CardioWest Total Artificial Heart Investigators. Cardiac replacement with a total artificial heart as a bridge to transplantation. N Engl J Med. 2004 Aug 26;351(9):859-67.
[20]	A p-value measures the probability of obtaining the observed results, assuming that the null hypothesis is true. The lower the p-value, the greater the statistical significance of the observed difference. A p-value of 0.05 or lower is generally considered statistically significant.

Adverse Events, Including Those That Affected Outcomes, from the Time of Study Entry to 30 Days after Transplantation (FDA PMA Study)

Adverse Event(1)	All Patients Who Received an Implant (N=95)(2)					Patients Who Received an Implant per Protocol (N=81)(3)
	All Events			Event Affecting Outcome		Event Delaying Transplantation		Event as Primary Cause of Death
	no. of events	no. of patients (%)		no. of patients (%)		number of patients (%)
Bleeding (loss of blood during or after implantation, some requiring blood transfusions)	102	59	(62)	15	(16)	8	(10)	1	(1)
Device malfunction (e.g., perforation of implant diaphragm at day 124)	19	16	(17)	1	(1)	1	(1)	1	(1)
Fitting complication (challenging placement of implant in patients’ chest, size / anatomical constrains)	5	5	(5)	2	(2)	2	(2)	0
Reduced cardiac index (cardiac output of < 2.2 L/min/m2)	13	9	(9)	2	(2)	0		0
Reduced blood pressure (< than 90/60 mm Hg)	27	18	(19)	8	(8)	5	(6)	2	(2)
Hemolysis (rupture / destruction of red blood cells)	5	4	(4)	0		0		0
Hepatic dysfunction (impaired liver function)	37	35	(37)	13	(14)	9	(11)	0
Infection (airway, urinary & genital, digestive tract, blood, and driveline infections)	172	73	(77)	18	(19)	13	(16)	1	(1)
Neurologic event (occurrence that affects nervous system such as strokes, see discussion below)	35	26	(27)	6	(6)	5	(6)	0
Operation (repeat surgery)	31	23	(24)	2	(2)	2	(2)	0
Peripheral thromboembolism (condition that occurs when a blot clot breaks free and blocks a blood vessel in another organ, except for the brain)	18	13	(14)	3	(3)	2	(2)	0
Renal dysfunction (impaired kidney function)	34	29	(31)	16	(17)	12	(15)	0
Respiratory dysfunction (difficulty to breathe; patient on ventilator)	61	34	(36)	15	(16)	11	(14)	0
Technical or procedural problems (e.g., valve obstruction by central venous catheter during ICU stay)	11	3	(3)	2	(2)	1	(1)	1	(1)
Other problem (other events not captured above, including sepsis)	10	9	(9)	6	(6)	3	(4)	1	(1)

(1)	An adverse event (“AE”) is any undesirable experience that occurs while a patient is using a medical product, while a serious adverse event (“SAE”) is a subset of AEs that meet certain criteria. A SAE is an AE that results in death, is life-threatening, requires hospitalization, or causes disability or permanent damage. There were seven reported SAEs in this study.
(2)	Category represents all patients who received an implant and includes 14 patients who were on a vascular assist device prior to receiving the implant. This group of patients was included in the safety analysis, but they were excluded from the efficacy analysis (being on a vascular assist device was an exclusion criteria (see table above)).
(3)	Category represents all patients who met all the inclusion / exclusion criteria and who were included in the efficacy analysis.

To the best of our knowledge there have been no prospective “head-to-head” clinical trials comparing the SynCardia TAH clinical outcomes to other therapies. Therefore, all studies performed since the approvals of the SynCardia TAH in Europe and the United States have examined clinical outcomes (survival) in patients who have been implanted with a SynCardia TAH using retrospective analyses; statistical analyses on survival vs. a comparator population, as performed in the prospective FDA PMA Study, have therefore not been performed.

The PMA FDA study results, which led to the FDA approval of the SynCardia TAH in 2004, were obtained in a highly controlled clinical study setting with carefully selected patients. Commencing with FDA approval, the SynCardia TAH was used in routine clinical practice in patients (“Real World Data”, “RWD”).

Below, we provide vignettes of recent studies examining the clinical outcomes of patients implanted with the SynCardia TAH. The vignettes contain essential published 1-year survival rates among patients who have received the SynCardia TAH in a RWD setting since 2004. Patients included in these studies have biventricular heart failure and need a heart transplant. One-year survival rates range from between 75% and 86.6%, depending on the experience of the center performing the procedures and on the INTERMACS patient profile, and confirm and expand upon the PMA FDA Study findings.

RWD clinical efficacy obtained with the SynCardia TAH

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A retrospective analysis examining outcomes after SynCardia TAH implantation between January 2014 and May 2019 was published in 2020 in the Journal of Heart and Lung Transplantation. Data from 217 patients at six high-volume centers (greater than 10 SynCardia TAH implants) in North America was analyzed. All patients were deemed candidates for heart transplantation and underwent SynCardia TAH implantation as a BTT strategy. At the end of the study period, 138 of 217 (63.5%) patients had successfully undergone heart transplant, and the overall survival rate in the entire cohort was 75% at the one-year mark[21]. Funding for this study was provided by SynCardia Systems, LLC, Tucson, Arizona.

●	A retrospective analysis, published in 2022 in the Journal of Cardiac Surgery, studied adult patients listed for heart transplantation in the United Network for Organ Sharing (“UNOS”) system between 2004 and 2020 who received SynCardia TAH implants. The primary outcome was 1-year survival following heart transplantation following BTT with SynCardia TAH. Of the 433 patients on the waitlist who received a SynCardia TAH as BTT therapy, 375 (86.6%) underwent transplantation. Posttransplant survival for patients successfully bridged with a SynCardia TAH at 30 days was 90.9% and at 1 year was 80%[22]. The study was an institutional analysis. No external funding for this study was provided.

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An institutional database was used to identify 100 patients who underwent 101 SynCardia TAH implantations between 2012 and 2022 at Cedars-Sinai Medical Center. Patients were stratified and compared according to INTERMACS profile 1 vs 2 or greater. 61 patients (61%) were successfully bridged to transplantation. 30-day survival after transplantation was 96.7%; survival at 6 months, 1 year, and 5 years after transplantation was 95.1%, 86.6%, and 77.5%, respectively. These results were published in 2023 by The Annals of Thoracic Surgery[23]. Two of the authors, Jad Malas and Qiudong Chen, were supported by grants from the National Institutes of Health for advanced heart disease research (T32HL116273).

[21]	Carrier M, Moriguchi J, Shah KB, Anyanwu AC, Mahr C, Skipper E, Cossette M, Noly PE. Outcomes after heart transplantation and total artificial heart implantation: A multicenter study. J Heart Lung Transplant. 2021 Mar;40(3):220-228.
[22]	Coyan GN, Huckaby LV, Diaz-Castrillon CE, Miguelino AM, Kilic A. Trends and outcomes following total artificial heart as bridge to transplant from the UNOS database. J Card Surg. 2022 May;37(5):1215-1221.
[23]	Malas J, Chen Q, Akhmerov A, Tremblay LP, Egorova N, Krishnan A, Moriguchi J, Kobashigawa J, Czer L, Cole R, Emerson D, Chikwe J, Arabia F, Esmailian F. Experience With SynCardia Total Artificial Heart as a Bridge to Transplantation in 100 Patients. Ann Thorac Surg. 2023 Mar;115(3):725-732.

●	A retrospective analysis examining outcomes after SynCardia TAH implantation between 2001 to 2021was published in 2024 in Artificial Organs. Data from patients at a single, high-volume center (greater than 10 SynCardia TAH implants) in Germany was analyzed and included a total of 196 patients. At implantation, 87.2% of patients were classified as INTERMACS profile 1 (“crash and burn” patients, in need life-saving interventions within hours) and the median duration of support was 96 days. Over one third (35.2%) of patients underwent successful heart transplants, with 1-, 5- and 10-year post-transplant survival rates of 65%, 58%, and 51%, respectively[24]. SynCardia Systems, LLC, Tucson, Arizona did not provide funding for this study.

●	A retrospective analysis examining outcomes in the United States after SynCardia TAH implantation between 2005 to 2018 was published in 2024 in the Journal of Thoracic and Cardiovascular Surgery. A total of 471 patients underwent SynCardia TAH implantation. Of 161 transplant centers, 11 centers had cumulative volume of 10 or more implants. The 6-month cumulative incidence of mortality on the total artificial heart was 24.6%. The 6-month cumulative incidence of transplant was 49.0%. The 1-year mortality post-transplantation was 20.0%. Cumulative center volume less than 10 implants were predictive of both mortality on the total artificial heart (hazard ratio, 2.2, 95% confidence interval, 1.5-3.1, P < .001) and post-transplant mortality after a total artificial heart bridge (hazard ratio, 1.5, 95% confidence interval, 1.0-2.2, p = .039)[25]. SynCardia Systems, LLC, Tucson, Arizona did not provide funding for this study.

RWD adverse event rates observed with the SynCardia TAH

INTERMACS is a North American registry in which data is collected for adults who were implanted with an FDA approved MCS system. The database was initiated in 2006 and became part of the Society of Thoracic Surgeons (“STS”) national database in 2018. It is an interagency collaboration including the National Heart, Lung, and Blood Institute, the Food and Drug Administration, the Centers for Medicare & Medicaid Services, and others. INTERMACS provides SynCardia with detailed quarterly reports and raw data on patients implanted with a SynCardia TAH. This includes characteristics and outcomes for patients receiving a SynCardia TAH.

In 2024, SynCardia conducted a review of adverse events reported for SynCardia TAH patients in the INTERMACS registry during the period from 2006 to the end of 1Q24. The RWD dataset of 585 SynCardia TAH patients contains data on 4,914 recorded adverse events (patients may have experienced no adverse events, or multiple adverse events) over the course of the whole observation period which are depicted in the figure below.

Neurological events, comprising strokes, asymptomatic central nervous system (“CNS”) injuries, and seizures, in this RWD population represent 5% of the total adverse events, highlighting a relatively low incidence in real world setting. This incidence also compares favorably to the neurological event rates seen in the PMA FDA study (27% for all patients who received an implant, and 5% for patients who received an implant per protocol; see Adverse Event table, above). Other adverse events, including the rates of bleeding, device malfunctions, and others also compare to event rates seen in the PMA FDA study. The figure below provides the percentages and total number of events. Patients may have experienced no adverse events or multiple adverse events.

[24]	Razumov A, Burri M, Zittermann A, Radakovic D, Lauenroth V, Rojas SV, Fox H, Schramm R, Gummert J, Deutsch MA, Morshuis M. Outcomes after SynCardia® temporary total artificial heart implantation: A 20-year single-center experience in 196 patients. Artif Organs. 2024 Sep 16.
[25]	Itagaki S, Toyoda N, Egorova N, Sun E, Lee T, Boateng P, Gibson G, Moss N, Mancini D, Adams DH, Anyanwu AC. Total artificial heart implantation as a bridge to transplantation in the United States. J Thorac Cardiovasc Surg. 2024 Jan;167(1):205-214.

Adverse Events Q1 2024
Hypertension, 226, 5%
Right Heart Failure, 118, 2%
Renal Dysfunction, 253, 5%
Hemolysis, 736, 15%
Neurological Dysfunction, 262, 5%
Other , 300, 6%
Infection, 699, 14%
Respiratory Failure, 323, 7%
Other SAE, 382, 8%
Bleeding, 618, 13%
Device Malfunction and/or Pump Thrombosis, 403, 8%
Rehospitalization, 594, 12%

Our Pipeline

We are working on new products, upgrades to existing products and regulatory approvals which would expand the indications of our approved products. We work closely with the FDA to plan design changes and submission pathways in advance to ensure there is alignment between the FDA and us. Our regulatory affairs team will have pre-submission meetings with the FDA or other regulatory authorities to discuss the clinical data strategy and product verification and validation. The exchange of information and data prior to submission helps to align both parties and speeds up the approval timeline. The regulatory approval processes of the FDA are lengthy, time-consuming and inherently unpredictable. There is no guarantee that we will receive regulatory approval on our expected timeline or at all, and approval may take longer than planned.

Expanded Indications for Use of the SynCardia TAH

The 70cc SynCardia TAH received FDA approval for temporary use as a BTT in 2004, and the 50cc SynCardia TAH received FDA approval as a BTT in 2020. On November 25, 2024, FDA approved the removal of “temporary” and “-t” from the SynCardia TAH Indications for Use (“IFU”) and product name. We have also been in discussions with FDA to expand the SynCardia TAH IFU. These discussions have focused on the data, and data sources, we can use to support (1) removing “imminent death” from our IFU, (2) adding “bridge to candidacy” (BTC) to our IFU, and (3) adding “long-term” (2 years or more) use to our IFU.

We have had three Q-Sub meetings with the FDA covering these topics. Following these meetings, FDA has confirmed that retrospective INTERMACS data may be used for our analysis and FDA has asked us to submit data in support of (1), (2) and (3) above and, in January 2024, we submitted a 180-day PMA supplement to address (1) and (2). We expect to have an answer from the FDA regarding this submission in the third quarter of 2025. Regarding (3) above, the FDA has been clear that at least 50 patients that have been supported by the SynCardia TAH for 24 months or more will be needed. We presently have approximately 18 subjects who are registered in the INTERMACS database who have been supported by the SynCardia TAH for 24 months or more. Globally, this number is approximately 34. We have prepared and submitted a 180-day PMA supplement to remove “imminent death” and to add BTC to our IFU. We expect to have an answer from the FDA regarding this submission in the third quarter of 2025. The regulatory approval processes of the FDA are lengthy, time-consuming and inherently unpredictable. There is no guarantee that we will receive regulatory approval on our expected timeline or at all, and approval may take longer than planned.

Product Upgrades

The FDA is currently reviewing PMA supplements covering an upgraded portable driver system called Freedom+. We anticipate FDA approval by the second half of 2025. We anticipate that the upgraded Freedom+ Driver will be more durable and will substantially reduce false alarm rates. The Freedom+ Driver also is expected to have the ability to read and report to a clinician all four of the patient’s vital pressures, namely the Right Atrial Pressure (RAP), Pulmonary Arterial Pressure (PAP), Left Atrial Pressure (LAP) and the Systolic/Diastolic Aortic Pressure (SYS/DIA). In the future, we anticipate that this information will support clinicians’ decision making. We are also working on next generation Freedom and C2 Drivers for which we expect to gain FDA approvals during the second halves of 2026 and 2027, respectively. The regulatory approval processes of the FDA are lengthy, time-consuming and inherently unpredictable. There is no guarantee that we will receive regulatory approval on our expected timeline or at all, and approval may take longer than planned.

We continue to develop upgraded driver systems for both hospital and home use. In addition to the Freedom+ Driver, we are in the process of further developing the Freedom Driver System to include improvements such as a quieter PCA, improved reliability, a smaller and lighter footprint, data export capabilities, and smaller, more efficient batteries. We are also developing an upgraded C2 hospital driver (Companion 3 Driver) to address obsolescence of components and to reduce its size and weight. We expect to submit supplemental PMAs covering each of these upgraded driver systems and anticipate releasing them in stages, starting with Freedom+ in 2025 and continuing throughout 2027.

New Product Development

In 2023, we began development of a next generation driver system codenamed “Unicorn”. To date, multiple prototype iterations of this system have been built and tested. These prototypes have been shown to achieve cardiac output exceeding the minimum requirement of 3.5 liters per minute, and meeting or exceeding the average cardiac output of 5.6 liters per minute, that match on-market SynCardia TAH utilizing our standard bench test techniques. The Unicorn driver system builds on our extensive experience with our previous and current pneumatic driver systems. This new system is expected to introduce improvements including reductions in size, weight, noise, and power consumption, enabling improvements in battery life and patient quality of life. Future iterations of this design may be small and light enough to be implanted.

The next steps for the Unicorn driver will be to develop the working prototype into a testable commercial product, and then complete regulatory testing. We expect to complete the regulatory testing in the second half of 2026. Submission to FDA will be a 180 day PMA supplement, which gives an approval date of approximately the middle of 2027, however, there is no guarantee that we will receive regulatory approval on our expected timeline or at all, and approval may take longer than planned.

Starting in 2023, we began the development of a fully implantable total artificial heart codenamed “Emperor”. The Emperor system will be powered by small mechanical drivers connected to the artificial ventricles and thus eliminate the need for external pneumatic drivers. Our new fully implantable system will utilize our FDA-approved artificial ventricles, which have been implanted in over 2,100 patients to date. Multiple prototype iterations of the Emperor have been built and the pulsatile flow rate has been tested using the same techniques and equipment that our on-market SynCardia TAH is tested with. These prototypes have been shown to achieve pulsatile flow with rates exceeding the minimum requirement of 3.5 liters per minute and meeting or exceeding the average flow rate of 5.6 liters per minute of cardiac output, as measured in liters per minute, that match our on-market SynCardia TAH. These early prototypes have also shown high durability and low energy consumption. This technology has extensive intellectual property coverage, including the newly awarded U.S. patents No. 11,918,798 and No. 12,121,711 B2 and, recently, the China National Intellectual Property Administration granted our patent application No. 202080094390.7 covering this technology. We expect to perform first-in-animal trials of this system in the first half of 2025.

Field Correction

The SynCardia TAH consists of two cannulas that extend from the ventricles inside the patient’s chest to the drivelines outside of the patient’s body. The cannula is attached to pneumatic drivelines that are connected to either the back of the external console or the pneumatic driver (C2 or Freedom). Users have reported tears in the cannula that occur over time from normal wear and tear as a result of stress on the cannula. Based on discussions with the FDA, we agreed to voluntarily initiate a customer notification under 21 CFR part 806. Pursuant to such notification, customers were informed of the potential failure mode and given instructions on what to do if the failure mode occurs. Failure investigation identified the root cause of breached cannula as wear caused by the stress placed on the cannula during use. Patients using a portable driver are more likely to place increased stress on the cannula during the day-to-day movement/motion. These stresses are concentrated where the effective stiffness of the cannula changes, specifically at the velour/cannula junction and driveline/cannula junction. This is attributable to the different material behaviors of the cannula when placed under flexural, rotational, or tensile stress; these increased stresses at the junctions can lead to a cannula tear. To date (December 9, 2024), we have received 104 reports regarding cannula tears but there have been zero reports of Serious Adverse Events associated with these tears. we have developed a design change to address the cannula tears, which will be submitted to the FDA via a 180 Day PMA Supplement when validation activities are completed. We expect to file this submission with the FDA in approximately the third quarter of 2025.

Industry Overview

Cardiovascular disease is the leading cause of death in the Unites States and globally. According to several studies published in 2024, 6.8 million people suffer from heart failure in the United States; globally there are 56.2 million people who suffer from the condition. One in four people is affected by heart failure in the United States, and heart disease accounted for 680,909 deaths in the United States in 2023. Worldwide, the death toll of heart failure is estimated at almost 18 million people. Although the overall prognosis for patients with heart failure has slightly improved in the past decades, the mortality rate for heart failure in the United States is around 10% at 30 days, 20–30% at one year, and 45–60% over five years. However, mortality rates vary by region and country and are highest in Africa and India, and lowest in China, South America, and the Middle East.

Heart transplantation (“HTx”) is the treatment of choice for carefully selected patients with advanced or end-stage heart failure. Although estimates of the prevalence of advanced heart failure vary anywhere from 5% to 25%, at least 300,000 patients in the United States are living with this condition. However, the demand for donor hearts exceeds the available supply. In the United States, the country with the highest number of HTx globally, there are over 7,500 patients waiting on the heart transplant list and over 4,000 patients are added to the list each year. Last year, 4,539 HTx were performed in the United States; worldwide, the number of HTx was estimated at just under 8,200 in 2020.

The global market of heart implants is substantially larger outside the United States. We estimate approximately 15 million people with heart failure per year in the EU, up to approximately 4.6 million in India, approximately 12 million in China, and approximately 3.75 million in the Middle East. While our ability to price our products varies in each market, we have identified global expansion as a key driver of our future success.

International Presence

On July 20, 2022, SynCardia Medical (Beijing), Inc. was established in Beijing, China, with Jinhu Zhu as its legal representative. On July 2, 2023, Picard Medical, Inc. entered into a Capital Increase Agreement (the “Investment Agreement”) with SynCardia Medical (Beijing), Inc. and its shareholders, CICH (Beijing) Investment Fund Management Co. (CICH), Jinhu Zhu, and Binzhou Taige Shibei Venture Capital LLC to finance SynCardia Medical (Beijing), Inc. Under this Investment Agreement, we will invest $2.85 million for 60% of SynCardia Medical (Beijing), Inc.’s equity. A group of Chinese investors, which includes Binzhou Taige Shibei Venture Capital LLC, CICH (Beijing) Investment Fund Management Co., and Jinhu Zhu, will invest $2.85 million for 40% of SynCardia Medical (Beijing), Inc.’s equity. SynCardia Medical (Beijing), Inc. will then become our majority owned subsidiary. In addition to certain anti-dilution provisions in place for an up to $100 million valuation of SynCardia Medical (Beijing), Inc., we will have two of the three board seats on the SynCardia Medical (Beijing), Inc. Board of Directors. The Investment Agreement is contingent on us becoming publicly traded on a stock exchange.

Pursuant to the expected terms of the Investment Agreement, the Investment Agreement may be terminated (i) by either party thereto via mutual agreement in writing, (ii) in the event of a dispute that cannot be settled by the parties within thirty (30) days, either party may terminate by giving at least ten (10) working days’ notice to the other party before the effective date of termination (which date shall be stated in the notice), (iii) if the representations and warranties of a party to the Investment Agreement are untrue or were materially omitted at the time they were made, and (iv) if either party fails to perform its covenants, undertakings, obligations under the Investment Agreement and does not take remedial action within ten (10) days after written notice is provided by the other party. Upon the termination of the Investment Agreement, all rights and obligations of the parties shall cease immediately, and – to the extent reasonable – the parties shall return their respective investments and provide assistance to each other. The breaching party of the Investment Agreement shall indemnify the other party for expenses, liability or losses incurred. The total amount of compensation payable by the breaching party shall be the same as the loss incurred because of such breach.

SynCardia Medical (Beijing), Inc. will be responsible for the registration and distribution of the SynCardia TAH system in China. To this end, SynCardia Systems, LLC and SynCardia Medical (Beijing), Inc. on July 2, 2023, entered an exclusive Distribution Agreement and a Regulatory Affairs Service Agreement. Pursuant to the Exclusive Distributor Agreement (the “Distribution Agreement”), SynCardia Medical (Beijing), Inc. was appointed as the sole and exclusive distributor of the Products in the Territory (each as defined therein). SynCardia Medical (Beijing), Inc. acts as an agent and is responsible for all registration costs/activities, while SynCardia Systems, LLC holds all rights to registration certificates and licenses and retains full ownership of the SynCardia TAH and its accessories (including products in consignment) until sold. The scope and nature of the Products specified in the Distribution Agreement pertains to the various components of the SynCardia TAH system. These may include, but are not limited to, the following: (i) TAH Kit 70cc, (ii) TAH Kit 50cc, (iii) Companion 2 and handpump, (iv) Companion Cart Hospital, (v) Companion Caddy, (vi) Companion Filters, (vii) Freedom Portable Driver System, (viii) Freedom Battery Charger, (ix) Freedom Bag — Accessory, Backpack, and Shoulder, and (x) Demo TAH. The Territory specified in the Distribution Agreement includes greater China, including the Chinese mainland, Hong Kong, Macao and Taiwan.

Additional key material terms of the Distribution Agreement, include, but are not limited to (a) SynCardia Medical (Beijing), Inc.’s (i) acceptance of appointment as distributor and agreement to purchase, sell, promote, market, rent, or re-rent the Products, (ii) cooperation with SynCardia Systems, LLC to identify and coordinate with potential Eligible Hospitals (as defined therein), (iii) commitment to not promote or sell Products to anyone other than Eligible Hospitals (iv) commitment to not promote or sell products of any third party deemed by SynCardia Systems, LLC to be competitive with the Products, (iv) not allow the use of any Products in a manner inconsistent with the Products’ regulatory approval, and (v) not disclose confidential information of SynCardia Systems, LLC to any third party (except as stated therein).

Additionally, for each purchase order, the pricing and payment terms are included therein, which purchase orders are subject to acceptance and approval by SynCardia Systems, LLC. Under the terms of the Distribution Agreement, SynCardia Systems, LLC will use reasonable efforts to fill each purchase order, but will not be liable for any failure or delay in delivery of the Products, and will retain a security interest over the Products (as detailed therein). SynCardia Medical (Beijing) shall only distribute appropriate approved Drivers and Accessories (each as defined therein) to Eligible Hospitals in the Territory, if such Eligible Hospital comply with certain phase requirements; failure to adhere may result in the immediate termination of the Distribution Agreement by SynCardia Systems, LLC.

The Distribution Agreement has an initial term commencing on the effective date of the agreement, July 2, 2023, and continuing in effect for five (5) years after obtaining the import registration certificate. After the initial term, the Distribution Agreement automatically renews in one-year terms until either party gives notice of its intention to terminate the agreement at least thirty (30) days prior to the end of the applicable term. The Distribution Agreement may be terminated (i) by SynCardia Systems, LLC for cause (including but not limited to non-compliance by SynCardia Medical (Beijing), Inc. with the terms of the Distribution Agreement, disputes among SynCardia Medical (Beijing), Inc. and SynCardia Systems, LLC, and the transfer of any rights by SynCardia Medical (Beijing), Inc. to a third party without expressed written consent of SynCardia Systems, LLC) upon ten (10) or sixty (60) days’ written notice, as specified therein, (ii) by SynCardia Systems, LLC if SynCardia Medical (Beijing), Inc. (a) fails to provide evidence of regulatory approval within 6 months from the signing date, (b) fails to attain regulatory approval and complete market launches 5 years from the signing date, and (c) becomes insolvent (iii) in the event SynCardia Medical (Beijing) fails to pay SynCardia, LLC under the terms and conditions of the agreement, (iv) by either party for cause or if the other party defaults in the performance of any material provision of the agreement, (v) by mutual agreement, and (vi) by SynCardia Systems, LLC as a result of a change in control of SynCardia Systems, LLC. Upon termination or expiration of the Distribution Agreement, all rights to insurances or reimbursement, and all products will revert to SynCardia Systems, LLC.

The Regulatory Affairs Service Agreement will set forth the roles and responsibilities of SynCardia Medical (Beijing), Inc. and SynCardia Systems, LLC with respect to the registration of the SynCardia TAH and associated products with the NMPA in the People’s Republic of China. Pursuant to the Regulatory Affairs Agreement (the “Regulatory Affairs Service Agreement”) SynCardia Systems, LLC will retain certain regulatory affairs services from SynCardia Medical (Beijing), Inc. in connection with the NMPA SynCardia China Registration Service. The scope of the regulatory affairs services will include registration testing, registration dossiers, translation, clinical evaluation, and clinical trials (if any) (collectively, the “Services”). SynCardia Medical (Beijing), Inc. shall pay all of the fees associated with the registration service (except for the clinical trial fee), review fee, and testing fee in accordance with the requirements of the regulatory authorities. The Regulatory Affairs Service Agreement will have a term that begins on the effective date thereto and continues until the Services have been completed. Any extension of the term of the Regulatory Affairs Service Agreement will be subject to the prior written consent of the parties thereto. The Regulatory Affairs Service Agreement may be terminated on the occurrence of the following: (i) by the non-defaulting party when a material breach of contract has occurred and has not been remedied within thirty (30) days, (ii) by either party upon the occurrence of (a) bankruptcy, (b) insolvency or arrangement with creditors, and (c) cessation/disposal of business or threat to cease/dispose of business (or substantial part of business), (iii) by SynCardia Systems, LLC at any time by servicing sixty (60) days written notice, (iv) upon termination of the project by SynCardia Systems, LLC, (v) by mutual consent of parties, (vi) upon the determination by SynCardia Medical (Beijing), Inc. that its continued performance will violate legal or regulatory standards of integrity, and (vii) by SynCardia Systems, LLC if SynCardia Medical (Beijing), Inc. violates any applicable anti-bribery provisions.

In the future, and to assure that SynCardia Medical (Beijing) will adopt the same accounting, quality, and relevant management systems in place at SynCardia Systems, LLC, SynCardia Medical (Beijing) and SynCardia may enter into additional agreements that may cover R&D, intellectual property, or other activities.

Since July 2023, SynCardia Medical (Beijing) has received certain SynCardia TAH components from SynCardia Systems, LLC required to start the registration process and submissions required for the certification (approval for commercial sale) of the SynCardia TAH by the National Medical Products Administration (NMPA, formerly known as Chinese FDA (CFDA)) in China. The submissions will be based on data provided to obtain US FDA PMA for the SynCardia TAH, and NMPA-required non-clinical testing data.

SynCardia Medical (Beijing), Inc. expects to receive initial feedback on the status of the application during 2025 and we expect that the NMPA could grant approval of the SynCardia TAH within 12 months from filing. However, there is no guarantee that the NMPA will grant approval on such a timeline, or at all. The NMPA may require SynCardia Medical (Beijing) Inc. to conduct a post market study performed at high volume centers in China.

The medical device product registration process in China is broadly comparable to the approval process in the United States. Similar to the FDA’s Center for Devices and Radiological Health, the NMPA’s Center for Medical Device Evaluation (CMDE) is responsible for the technical review and acceptance of registration applications covering imported (and domestic) medical device products, and SynCardia will need to meet all requirements as set forth by the CMDE/NMPA, including the following:

●	National standards: While many of the Chinese standards are often identical, or at least similar, to FDA’s standards, the NMPA does not accept IEC 60601-X test report forms for the testing of electromagnetic compatibility and electrical safety. It also insists on several national specifications.

●	Non-clinical testing requirements: In addition to meeting non-clinical testing requirements that are comparable to those expected by the FDA, the NMPA requires additional “Type Testing” by an NMPA certified testing laboratory.

●	Local quality management system requirements: The CMDE/NMPA have their own quality management system requirements. While these “GMP requirements” are similar to ISO 13485, CMDE/NMPA will review ISO 13485 certificate against the Chinese GMP requirements.

●	Clinical testing requirements: Requirements for clinical investigation are still significantly different. While clinical evaluations can be based on the results of clinical investigations/studies and on non-clinical data obtained from a pivotal PMA study conducted outside of China, clinical investigations are required if no equivalent devices are approved for sale in China, and if safety and efficacy cannot be proven with other clinical and non-clinical data. In addition, the NMPA may also require results from additional clinical investigations conducted in China.

We have initiated the process to bring our SynCardia TAH to the Indian market. In 2022, we initiated informal discussions with consultants and the CDSCO, which regulates market clearances of medical devices in India regarding pathways toward marketing clearance of the SynCardia TAH. Based on these discussions, we are pursuing two parallel strategies to enter the Indian market, including the filing of a license to import Medical Devices (“MD-15”) and by seeking “emergency use” clearance for the SynCardia TAH on a case-by-case basis. Per regulations, the filing will undergo a subject matter expert preliminary review. After that, the SynCardia TAH will be comprehensively assessed on its clinical and non-clinical data by CDSCO, a process expected to take six to nine months. If the data review is favorable, the CDSCO could issue an import license for the SynCardia TAH; however, there is no guarantee that the CDSCO will issue an import license.

In parallel, we are preparing SynCardia TAH for use under an Individual Patient License, a process whereby devices can be shipped to and stored in a free trade zone (“FTZ”) in India. Physicians can, on a case-by-case basis, petition CDSCO for use of the SynCardia TAH in patients deemed eligible for a SynCardia TAH implant. We plan to collect clinical data from these cases, in the event CDSCO asks for additional human clinical data following the review of the MD-15 license application. We intend to train selected Indian transplant hospitals in the use of the SynCardia TAH, and will initiate the process of importing and storing devices in FTZs.

We are currently seeking a local distribution partner for the Middle East. In 2022, we established relations with King Faisal Specialist Hospital & Research Center, and the National Guard Hospital in Saudi Arabia. In October 2022 we completed the first-ever SynCardia TAH sale into Saudi Arabia. An application for an Import and Distribution License for the SynCardia TAH with the Saudi Food and Drug Authority (SFDA) was submitted through our authorized representative in May 2023. We are in the process of answering questions from the SFDA.

We are also in discussions with potential partners in the United Kingdom, Southeast Asia, Eastern and Central Europe, Latin America, as well as in other markets that are of strategic interest to us. Considering access to large patient population pools, and the logistics surrounding the delivery and maintenance of the SynCardia TAH, we are considering establishing region-focused transplant hubs in several of these geographies.

While we are seeking channels to distribute our products in countries outside of the United States and while we are seeking, or will seek regulatory approvals of the SynCardia TAH in markets outside of the United States and Canada, including in the EU, the UK, China, India, the Middle East and Latin America, there is no guarantee that the SynCardia TAH will receive regulatory approvals on the timeline that we anticipate or at all.

Our Strategy and Competitive Strengths

We face competition from alternative, often more inexpensive, therapies and other total artificial heart manufacturers. However, we believe that we have, and will maintain for some time, a strong position among total artificial heart manufacturers globally and enjoys certain competitive advantages compared over other total artificial heart manufacturers because of our track record, regulatory approvals, manufacturing processes, sales and marketing expertise and long-term reputation for quality. The key differences that we have identified among the SynCardia, the Carmat, and the BiVACOR total artificial hearts are summarized in the following chart, which is based on publicly available data for Aeson and BiVACOR:

	SynCardia TAH	Carmat (Aeson)	BiVACOR
Status	Only US FDA and Health Canada approved artificial heart	Approved in the EU	Completed first 5 patients of 20 to be enrolled in Early Feasibility Study

Approvals	US: 2004 (BTT)	US: None	US: None
	EU: 1999-2022	EU: 2020	EU: None
	Rest of World: Canada 2005	Rest of World: None	Rest of World: None

Ventricle Blood Volume	50cc and 70cc Serves men, women and children	65cc May not fit women, children and smaller-built men	N/A, not a displacement pump

Total Implant Size (Volume)	250 and 400ml	750ml; may not fit women, children and smaller-built men	400ml

No. of Implants	More than 2,100	~ 90 as of January 2025	Six as of December 3, 2024

Implant Weight	200 and 240g	900g	Approx. 512g

Development-stage advantages over other Total Artificial Hearts: We believe that we maintain a strong position among our peers in the total artificial heart category. The SynCardia TAH is the only total artificial heart that is approved for commercial use in the United States and Canada. Of our two direct competitors that have been used in human subjects, Carmat and BiVACOR, the Aeson device by Carmat is approved for commercial use in the EU only (CE mark). Carmat obtained the CE mark in December 2020 under MDD based on clinical data obtained from 5 patients (“ADVANCEHF” Study). Carmat is in the process of re-certifying the Aeson device under MDR. To this end Carmat is conducting a clinical trial that will enroll 52 patients to generate the clinical data needed to support a CE mark under MDR (“EFICAS” Study). There is no guarantee that results from the EFICAS study will be sufficient to support a CE mark under MDR, and Carmat may have to conduct additional clinical trials. In 2021, Carmat received clearance from the FDA to start an early feasibility study (“EFS”) in the U.S. with the aim to enroll 10 patients. Also in 2021, Carmat suspended this EFS following the occurrence of a quality issue affecting some of its implants. In 2024, following the occurrence of software issues that may affect the cardiac cycle of the Aeson, the company recommends transplanting patients with a natural heart as soon as possible. The BiVACOR system, which has been implanted in 5 of 20 patients that are part an EFS that started in 2024 at five centers in the U.S., has not obtained approval for any market to date. The BiVACOR heart has also been implanted in one patient in Australia.

Sales, Marketing, and clinical advantages over other Total Artificial Hearts The SynCardia TAH is a sophisticated device, and a successful total artificial heart implant, including post-implant patient care in the hospital, requires a surgeon and a supporting team that possess a high degree of skill and training. While a complete heart replacement with a device is both critical and complex in nature, we have developed a successful training and education program informed by over 30 years and over 2,100 implants worth of clinical experience. To date, we believe that we remain the only company with this level of experience. We continually improve our education and training program by evaluating new technologies. Currently, we employ three Clinical Support Specialists to support existing certified centers and to certify new centers by training surgeons and supporting their team members. We have over 30 certified centers and 30 centers that have completed at least one implant during the 36 months preceding the date of this prospectus. A center is considered certified after completion of our four-phase training curriculum including least one proctored implant. Certification is valid for three years, and we also provide re-training to centers if needed or requested sooner (e.g. due to staff turnover). To remain certified, a center needs to implant at least one SynCardia TAH during a 12-month period.

Our customers are major medical centers operating heart transplant MCS programs. Our marketing efforts focus on heart transplant surgeons, heart failure cardiologists, MCS Coordinators, and other clinical staff specializing in MCS and heart failure. In the United States, we employ our own sales staff to market and sell our products. In Europe and other international markets, we use specialized distributors to market and sell our products. In July 2023, we entered an arrangement with SynCardia Medical (Beijing), Inc. that will service, market, and sell our products in the Chinese market. We are in discussions with potential distributors in Taiwan, the Gulf region, India, and in Brazil.

Integrated Manufacturing Processes. Our technicians assemble SynCardia TAHs and make and service drivers in our facility under an ISO 13485-certified quality management system, which is the standard required and recognized by the FDA, Health Canada, and competent authorities in Europe.

We are capable of performing the majority of manufacturing in-house in large part due to the considerable amount of proprietary manufacturing technology we have developed or acquired over the course of our operating history. All SynCardia TAHs and drivers are assembled, and selected components thereof manufactured, in our rigorously monitored and maintained production environments. The manufacturing processes consist of fabricating precision components from a variety of materials and assembling these components, as well as components purchased from third parties, into specific configurations governed by our design requirements. Both 70cc and 50cc SynCardia TAH implants are produced in a controlled environment suite while the drivers are made and serviced in a non-sterile environment. During the manufacturing process, the SynCardia TAH and driver assembly components thereof are rigorously tested to meet rigid operational and quality standards.

As a Class III medical device manufacturer, our manufacturing facility, the facilities where sterilization is conducted, and the facilities of other critical suppliers are subject to periodic inspection by the FDA and other regulatory agencies. To date, all the International Organization for Standardization (ISO) and Medical Device Single Audit Programs (“MDSAP”) audits that have been conducted at our facilities have noted no deficiencies resulting in the suspension of manufacturing or quality system licenses. We successfully completed the latest MDSAP audit in November 2024.

Intellectual Property

Our success depends in part on our ability to develop and maintain intellectual property rights relating to key aspects of the technology employed in the SynCardia TAH, maintain our licenses to use intellectual property owned by third parties, preserve the confidentiality of our trade secrets, and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. We rely upon certain patents, registered and common law trademarks, trade secrets, know-how, invention and patent assignment agreements, and continuing technological innovation to develop and maintain our competitive position. We are currently the holders of six awarded US and international patents and the applicant for more than twelve pending US and international patents. We intend to aggressively protect, defend, and extend the intellectual property rights protecting our technology.

For additional information relating to the risks associated with our intellectual property position see “Risk Factors—Risks Related to Our Intellectual Property.”

Patents

The currently active (and, therefore, in-force) patents owned by us related to our technologies include:

Patent Number	Jurisdiction	Technology	Expiration Date
U.S. No. 7,811,318	United States	Pneumatic Driver	April 23, 2028
U.S. No. 8,070,455	United States	Scotch-Yoke	May 18, 2029
U.S. No. 8,021,422	United States	Pneumatic Driver	May 18, 2029
Canada No. 2,762,200	Canada	Pneumatic Driver	May 18, 2030

Additionally, we have applied for, or are preparing to apply for, a number of additional patents that protect the next generation total artificial heart, product upgrades, and next generation drivers and that stem from the International Patent Application No. PCT/US20/60785. Such patents and/or pending patent applications are targeting the U.S., Europe, and China. The first two of such U.S. patents and one China patent have already been granted:

Patent Number	Jurisdiction	Technology	Expiration Date
U.S. No. 11,918,798	United States	Next Generation Total Artificial Heart	May 23, 2042
U.S. No. 12,121,711 B2	United States	Next Generation Total Artificial Heart	February 5, 2044
China Application No. 202080094390.7	China	Next Generation Total Artificial Heart (Counterpart to U.S. No. 11,918,798)	Dec 4, 2044

Furthermore, additional patent applications are in preparation and intended for protection of our intellectual property in the U.S., Canada, Europe (European Patent Convention and Eurasian Patent Convention), China (CNIPA), and India. Specifics of these additional patent applications are as follows:

Purpose(1)	Product Family	Patent Type	Expected Expiration Year
Usability-1	Driver	Utility	2044
Usability-2	Driver	Utility	2044
Usability-3	Driver	Utility	2044
Portability-1	Driver	Utility	2044
Usability-4	Driver	Utility	2044
Portability-2	Driver	Utility	2044
Reliability-1	Driver	Utility	2044
Reliability-2	Driver	Utility	2044
Portability-3	Driver	Utility	2044
Usability-5	Driver	Utility	2044
Usability-6	Driver	Utility	2044
Usability-7	Driver	Utility	2044

(1)	Each of the “Purpose” designations pertains to the function of a component of the total artificial heart that is protected by the patent.

Trademarks

Neither we nor any of our subsidiaries, including SynCardia, currently have trademarks which are registered and in effect with the United States Patent and Trademark Office or international governmental organizations. Instead, we rely on common law and other trademark protections for our products.

Trade Secrets

The majority of the intellectual property related to the current versions of the SynCardia TAH is no longer protected by any patents or registered trademarks, and we rely primarily on a combination of non-patented proprietary technology, trade secrets, processes and procedures, technical knowledge and know-how accumulated or acquired since our inception.

We consider the trade secrets relating to the manufacturing processes for our products to be particularly important. Because of the considerable amount of proprietary manufacturing technology we have developed or acquired over the course of our operating history, we perform the majority of manufacturing activities related to our products at our headquarters in Tucson, Arizona. Please refer to the section entitled “Business — Manufacturing” for a discussion of the highly technical manufacturing processes for our SPUS and valves, which comprise a substantial competitive moat for us. We protect these trade secrets, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to them, such as employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. Access to key trade secrets such as manufacturing processes and formulations is limited to a small number of highly trained employees. We also enter into invention or patent assignment agreements with employees and consultants that obligate them to assign any inventions developed in the course of their work.

Regulatory Approvals

The SynCardia TAH is the only total artificial heart approved for commercial use in the United States and Canada. Commercial approval in the United States requires the successful granting of PMA by the FDA. We remain the only company with an FDA-approved PMA for a total artificial heart. Obtaining an FDA approved PMA requires significant investment and clinical data. The only other total artificial heart approved for commercial use is the Aeson device by Carmat, which obtained EU approval in December 2020 under MDD. Carmat is in the process of re-certifying the Aeson device under MDR. To this end Carmat is conducting a clinical trial that will enroll 52 patients to generate the clinical data needed to support a CE mark under MDR (“EFICAS” Study). There is no guarantee that results from the EFICAS study will be sufficient to support a CE mark under MDR, and we may have to conduct additional clinical trials. The BiVACOR system, which has been implanted in five of 20 patients that are part of an Early Feasibility Study (“EFS”) at five centers in the U.S., has not been approved by any regulatory body and BiVACOR, Inc has not obtained approval for any market to date.

Government Regulation

The following is a summary of regulations governing our business. Our products and operations are subject to extensive regulation by the FDA, and other federal authorities such as the Federal Trade Commission (FTC), state, and local authorities in the United States, as well as comparable authorities in foreign jurisdiction.

United States

Our products are regulated in the United States as Class III medical devices by the FDA under the Federal Food, Drug and Cosmetic Act. The FDA classifies medical devices into one of three classes based upon the degree of risk associated with the device and the extent of manufacturers and regulatory controls the FDA considers necessary to reasonably ensure their safety and effectiveness. Due to the level of risk associated with Class III devices, Class III devices are subject to the highest level of controls, require rigorous preclinical and clinical testing and generally require FDA approval of a PMA, or a PMA supplement prior to their sale. Accordingly, a PMA typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies.

The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use. A PMA application must be supported by extensive data, including the results of the clinical studies, and testing and literature to establish the device’s safety and effectiveness The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If FDA accepts the application for substantive review, it has 180 days under the FDCA to complete its review of a filed PMA application, although in practice, the FDA’s review often takes significantly longer, and can take up to several years or longer. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplemental application to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (e.g., major deficiency letter) within a total of 360 days. Before approving or denying a PMA application, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA may or may not accept the panel’s recommendation. Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as conduct inspections of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to, among other things, ensure compliance with the QSR. PMA applications are also subject to the payment of substantial user fees, though the fees are lower for small businesses.

Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and effectiveness data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.

Certain changes to an approved medical device, such as changes in manufacturing facilities, methods, quality control procedures, sterilization (if applicable), packaging, expiration date, labeling, device specifications, materials, or design of a device, or other changes which affect the safety or effectiveness of the device that has been approved through the PMA process require submission of a new PMA or PMA supplemental application. PMA supplemental applications often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original, approved PMA and may not require as extensive clinical data or the convening of an advisory panel, depending on the nature of the proposed change. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

Even after the FDA permits a device to be marketed, numerous and pervasive regulatory requirements continue to apply. These include:

FDA regulations require us to register as a medical device manufacturer with the FDA. Because of this, the FDA inspects us on a routine basis for compliance with FDCA requirement, including but not limited to, the Quality System Regulation (“QSR”). These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. We have undergone and expect to continue to undergo regular QSR inspections in connection with the manufacture of our products at our facility. The FDA requires us to comply with various FDA regulations regarding labeling and strictly forbids us from promoting off-label uses of our products. Lastly, the Medical Device Reporting (MDR) laws and regulations require us to provide information to the FDA, including certain follow up reports, on deaths and serious injuries that our products have or may have caused or contributed to, as well as product malfunctions where the product or a similar device marketed by us would be likely to cause or contribute to death or serious injury if the malfunction were to recur. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with a product, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

Additionally, some states also require medical device manufacturers and/or distributors doing business within the state to register with the state or apply for a state license, which could subject a manufacturer or distributor’s facility to state inspection as well as FDA inspection on a routine basis for compliance with the regulations and any applicable state requirements. These regulations require that medical devices be manufactured and documentation be maintained in a prescribed manner with respect to manufacturing, testing and control activities.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

Violations of the FDCA relating to the inappropriate promotion of approved products may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Within the U.S., the FTC also has authority to regulate the advertising and promotion of medical devices. In addition, various state consumer protection laws exist which can similarly regulate claims that are being made by entities with respect to what benefits their products or services can provide to consumers. In some instances, FTC or U.S. states have taken action with respect to medical products based on claims being made with respect to, e.g., their benefits to patients, seeking various penalties, such as injunctions and substantial fines. Activities have focused more, to date, on products that are sold directly to consumers, such as dietary supplements, as opposed to prescription products ordered by physicians, although the possibility exists that FTC or other consumer protection bodies could take steps to regulate claims with respect to medical devices.

The below table displays a summary of the key PMA submissions, supplements, and their approval status for the SynCardia TAH. There are additional supplements not listed in the table below, and a complete list is detailed in P030011/S075.

Submission	Submission Description	Date of Approval
P03011	Original PMA Submission	October 15, 2004
S001	Post-market Surveillance Plan	October 26, 2005
S011	C2 Driver System PMA Supplement	May 16, 2012
S020	Freedom Driver PMA Supplement	June 26, 2014
S070	180-Day PMA Supplement to add 50cc SynCardia TAH	March 5, 2020
S084	Freedom Plus Software Update PMA	April 12, 2023

We are subject to various federal and state healthcare laws, including, but not limited to, anti-kickback laws, laws prohibiting fraud in obtaining government approval or payment for goods or services, laws prohibiting use of bribes to win contracts, laws protecting the unauthorized use of patient information.

Humanitarian Use Device

When a medical device is intended to treat or diagnose a disease or condition that affects or is manifested in fewer than 4,000 individuals in the United States per year, a manufacturer may seek approval through a humanitarian device exemption (“HDE”), application to market its product as a humanitarian use device (“HUD”). This pathway provides an incentive for the development of devices for the treatment or diagnosis of diseases affecting small populations and where a manufacturer’s research and development costs could exceed market return. Thus, the purpose of the HDE is to encourage device manufacturers to develop devices for rare conditions or diseases.

Prior to submitting the HDE application the device manufacturer must request HUD designation from the FDA’s Office of Orphan Products Development. The FDA seeks to respond to the request within 45 days of submission. If granted, a manufacturer may file an HDE application for HUD approval.

An HDE application is similar to a PMA application but is exempt from the effectiveness requirements of a PMA. In submitting an HDE application a manufacturer is not required to include scientifically valid clinical investigation results demonstrating that the device is effective for its intended purpose. However, the application must contain sufficient information for the FDA to determine that the device does not pose an unreasonable or significant risk of illness or injury, and that the probable benefit to health outweighs the risk of injury or illness from its use, taking into account the probable risks and benefits of currently available devices or alternative forms of treatment. The manufacturer must also demonstrate that no comparable devices are available to treat or diagnose the disease or condition, and that the manufacturer could not otherwise bring the device to market. The FDA seeks to act on an HDE application within 75 days after accepting the HDE for filing.

If the FDA approves the HDE, the manufacturer may market the HUD. However, an HUD may only be used in facilities that have established an institutional review board (“IRB”) to supervise clinical testing of devices and after an IRB has approved the use of the device to treat or diagnose the specific disease. HUDs are also subject to specific labeling requirements identifying the device as a HUD device and noting that although the device is authorized by the FDA, the effectiveness of the device for the specific indication has not been demonstrated. Moreover, a manufacturer cannot charge an amount for an HDE approved device that exceeds the costs of research and development, fabrication, and distribution.

International

Our international sales are subject to regulatory requirements in the countries in which our products are sold. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. In addition, the FDA must be notified of, or approve the export to certain countries of, devices that require a PMA and are not yet approved in the United States.

CE MDD and CE MDR

The CE MDD and the CE MDR are different regulatory frameworks that govern medical devices in the European Union. The CE MDR was adopted by the EU in 2017 and has a phased implementation process, with the first deadline for compliance occurring on May 26, 2021 and full implementation expected in 2027 for Class III devices. The CE MDR replaces the CE MDD and other directives that were previously in place. The CE MDR is a more comprehensive and stringent regulatory framework than the CE MDD. For example, the CE MDR places a greater emphasis on clinical evaluation, requiring more extensive clinical data and evidence to demonstrate the safety and efficacy of a medical device. The CE MDR also requires more stringent oversight and auditing of notified bodies, which are non-governmental organizations responsible for assessing the conformity of medical devices to the applicable regulatory regime.

The SynCardia TAH 70cc implant first obtained the CE mark in Europe in 1999 under the rules of the then-active European Medical Device Directive (“MDD”) followed by a Pre-Market Authorization (“PMA”) from the FDA in 2004, and Health Canada approval in 2005. In 2015, we began clinical trials on a smaller SynCardia TAH 50cc implant designed to fit in smaller patients. This smaller implant received the MDD CE Mark in 2014 and was approved by the FDA in 2020, just as the COVID-19 pandemic began.

During the period running up to December 2021, we, together with our notified body in the European Union (“EU”), the BSI Group (“BSI”), were working on the re-certification of the SynCardia TAH under MDD. During this process, BSI highlighted several post-market surveillance (“PMS”) deficiencies and in March 2021, we received a letter from BSI concerning the possible suspension of our CE Mark Certificate because of certain PMS data had not been incorporated into the annual Clinical Evaluation Reports (“CER”), as was required under MDD regulation. The missing data included information showing that the C2 driver may have experienced more frequent adverse events compared to its predecessor, the Big Blue driver, and data on C2 valve malfunctions events. BSI also believed that prior actions taken by the Company had not mitigated risk to the lowest possible level. BSI also noted that, neither issue had been communicated to our EU customers although such notifications had been sent to our US customers.

While we worked with BSI to rectify their concerns, in December 2021, BSI suspended SynCardia’s CE mark pending completion of a PMS study needed to reinstate the CE mark under MDD. In June 2022, we asked BSI to cancel the MDD CE mark for the SynCardia TAH so that we could re-align resources and focus on the approval of the SynCardia TAH CE mark under the new MDR. Following this request, BSI cancelled the CE mark in July 2022 and SynCardia notified all of our EU distributors that the SynCardia CE Mark registration had been cancelled. EU regulations require our distributors to communicate this information to customers and authorities. Since then, we have been building up resources to address existing deficiencies and to update all documentation to align with MDR requirements and we are planning to reapply for an MDR CE mark during 3Q25.

SynCardia has implemented extensive quality and regulatory compliance systems that facilitated the original MDD CE Mark registration, FDA device approvals and other international regulatory approvals. Among these is a vigilance system which monitors field issues, plus a corrective and preventive action system which is engaged when product issues, including field issues, require design or process changes to prevent the recurrence of issues. The MDD required additional analysis above and beyond these two systems to ensure that the conclusions reached in the device’s Clinical Evaluation Report (“CER”, describes clinical efficacy and safety) were not affected by field experiences. This is the area where BSI was not satisfied with SynCardia’s processes with regard to field experiences and MDD PMS compliance. As part of the ongoing MDR CE marking project, SynCardia is adding a new process that satisfies the current MDR requirements for Post-Market Clinical Follow-up (“PMCF”) which is an updated extension of the MDD PMS requirements. When this new PMCF procedure is implemented, it will prevent recurrence of the PMS deficiencies identified by BSI.

Please refer to “Risk Factors — Risks Related to Regulation of Our Industry” for more information about the risks facing us with regard to this issue.

China National Medical Products Administration

The medical device product registration process in China is broadly comparable to the approval process in the United States. Similar to the FDA’s Center for Devices and Radiological Health, the NMPA’s Center for Medical Device Evaluation (CMDE) is responsible for the technical review and acceptance of registration applications covering imported (and domestic) medical device products, and we will need to meet all requirements as set forth by the CMDE/NMPA, including the following:

●	National standards: While many of the Chinese standards are often identical, or at least similar, to FDA’s standards, the NMPA does not accept IEC 60601-X test report forms for the testing of electromagnetic compatibility and electrical safety. It also insists on several national specifications.

●	Non-clinical testing requirements: In addition to meeting non-clinical testing requirements that comparable to those expected by the FDA, the NMPA requires additional “Type Testing” by an NMPA certified testing laboratory.

●	Local quality management system requirements: The CMDE/NMPA have their own quality management system requirements. While these “GMP requirements” are similar to ISO 13485, CMDE/NMPA will review any ISO 13485 certificate against the Chinese GMP requirements.

●	Clinical testing requirements: Requirements for clinical investigation are still significantly different. While clinical evaluations can be based on the results of clinical investigations/studies and on non-clinical data obtained from a pivotal PMA study conducted outside of China, clinical investigations are required if no equivalent devices are approved for sale in China, and if safety and efficacy cannot be proven with other clinical and non-clinical data. In addition, the NMPA may also require results from additional clinical investigations conducted in China.

Employees and Human Capital

We, through SynCardia, have over 75 employees. In the United States, we employ our own sales staff to market and sell our products. In Europe and other international markets, we use specialized distributors to market and sell our products. We have employed more sales specialists in 2024, including a new Director of North American Sales. We are also actively increasing our presence in social media and interacting with our heart failure patients and their families through different outreach programs.

We employ and train technicians who are trained to produce our 70cc and 50cc SynCardia TAH and who can service our Companion 2 and Freedom Drivers. Depending on expected demand, we can scale up SynCardia TAH production in Tucson, AZ to approximately 450 units per year.

We consider our relationship with our employees to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants.

Facilities

Our manufacturing facilities are within our 30,034 square foot corporate office, located in Tucson, Arizona. We make implants and drivers at our facility in Tucson, Arizona with components sourced from our suppliers. Our lease for the Tucson facility expires in 2027. The facility includes a total of 7,882 square feet for manufacturing, 14,289 square feet of office space and approximately 11,863 square feet of warehouse space.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. As of the date of this prospectus, we are not a party to any material legal matters or claims. In the future, we may become party to legal matters and claims in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers, directors and director nominees as of the date of this prospectus:

Name	Age	Position(s)
Patrick NJ Schnegelsberg	60	Chief Executive Officer and Director
Bernard Skaggs	61	Chief Financial Officer
Matt Schuster	43	Chief Operating Officer
Richard Fang	58	Director
Daniel Teo	57	Director
Chris Hsieh	48	Director
Richard G. Smith	70	Scientific Advisor, SynCardia
Frank Tinker	69	Chief Technology Officer, SynCardia

Executive Officers

Patrick NJ Schnegelsberg, Chief Executive Officer

Patrick NJ Schnegelsberg serves as our Chief Executive Officer. Patrick has over 25 years of executive leadership experience and a proven track record in the medical device sector. Patrick served as CEO of Syntach AB from December 2022 to July 2023, and as COO and CEO with the Occlutech Group and its subsidiaries from July 2012 to March 2021. He has also held C-level positions with European and U.S. med- and biotech start-ups, including a U.S.-listed biotech company. Before working in the medical device industry, Patrick held director-level positions with buy- and sell-side firms on Wall Street. Patrick conducted extensive research in molecular biology at MIT and graduated from Harvard Medical School and Clark University. He currently serves as independent Chairman on the advisory board of Acorai AB and is a former board member of Scandinavian Real Heart. Patrick is qualified to serve on our board due to his background as an executive of other medical device and biotech companies.

Bernard Skaggs, Chief Financial Officer

Bernard Skaggs was appointed as our Chief Financial Officer in November 2023. Bernard has over 30 years of experience in finance and accounting. Prior to his role as Chief Financial Officer, Bernard served as our Controller from February 2023 to November 2023. Prior to his time at SynCardia, Bernard was Controller at Golden Vertex Corporation from June 2022 to February 2023, Plant Controller at Asarco LLC from May 2020 to June 2022, Controller Consultant at Experis from December 2019 to May 2020, Plant Controller at Embraer Aero Seating Technologies, a subsidiary of Embraer, from December 2017 to September 2019, and Accounting Manager at Cancer Prevention Pharmaceuticals from April 2015 to December 2017. Bernard started his career with Deloitte and has held a range of positions in the United States and Japan and is a U.S. Army Veteran. Bernard received his undergraduate degree from the University of Arizona, a master’s degree in Accountancy from the University of Phoenix, and an MBA from the Thunderbird School of Global Management.

Matt Schuster, Chief Operating Officer

Matt Schuster was appointed as our Chief Operating Officer in November 2023. Prior to this role, Matt was the Director of Research and Development for SynCardia from May 2023 to November 2023. From January 2021 through May 2023, Matt held various roles with Roche, including as an Engineering Contractor, Staff Mechanical Engineer and Systems Development Lead. Prior to his roles at Roche, Matt was the Director of Manufacturing and Facilities at SynCardia from April 2018 to January 2021. He has played a key role in development projects for SynCardia, including the smaller sized 50cc total artificial heart and next generation pneumatic driver. Matt received his Bachelor’s degree in Mechanical Engineering from Northern Arizona University.

Managers of SynCardia

Note the following individuals hold management positions with SynCardia and not with us.

Richard G. Smith, Scientific Advisor

Richard was a co-founder of SynCardia and has been involved in the biomedical engineering field for 45 years, including 37 years exclusively with circulatory support devices, as the director of the Artificial Heart and Perfusion Program at Banner University Medical Center-Tucson. His experience includes over 30 different support systems in greater than 1000 patients with the SynCardia TAH, VAD and extracorporeal membrane oxygenation (ECMO). His involvement with SynCardia began with writing the FDA Investigational Device Exemption (IDE), conducting the clinical study that resulted in the Premarket Approval (PMA), training SynCardia TAH centers around the world and being a co-founder. He is co-author on over 150 publications in the medical device field and has consulted for many medical device companies. He holds a master’s in electrical and computer engineering from the University of Wisconsin-Madison and is a certified clinical engineer.

Frank Tinker, Chief Technology Officer

Dr. Tinker’s extensive academic background includes a Summa Cum Laude B.S Degree in Engineering, as well as a Master’s and PhD in Physics that was earned while he was a Department of Education Fellow. He is credited with defining the only known mathematical model capable of reproducing the empirically determined efficiency of all known heat engines. Dr. Tinker has been involved in the R&D of artificial heart products for more than 30 years. He is the inventor of the Freedom Driver and is working on the next generation Unicorn driver system.

Directors

Richard Fang, Director

Richard Fang, Ph.D. is a founder and managing partner of Hunniwell Lake Ventures LLC (“HLV”), an investment group investing in the medical device space. HLV was formed in 2019. HLV, through us, recently acquired SynCardia Systems, which is now part of the HLV family of companies. In addition to HLV, Richard founded Reach Surgical, a minimally invasive surgical instruments company in California in 2005. Over a 15-year period, he drove the growth of Reach Surgical into an industry-leading brand with presence on six continents. During that time, he oversaw the development, manufacturing, marketing and sales of three product lines including dozens of SKUs. His tenure with Reach Surgical culminated in the recent sale of the company to a private equity buyer. Richard has over 20 years of professional hands-on experience in the medical device industry, including Johnson & Johnson in the United States. He has an MBA from the University of Cincinnati, as well as a Ph.D. in Physics from Purdue University in Indianapolis. As a sci-fi fan, he believes in the ironman heart and has a vision that the SynCardia TAH will be a preferred alternative to heart transplant. We believe Richard is qualified to serve on our board due to his background in the medical device industry.

Daniel Teo, Director

Daniel is a founding partner and managing director at HLV, a role he has held since July 2019. He is a career CFO/COO who has led numerous investments totaling more than $500 million. He has orchestrated divestments of a similar scale and arranged hundreds of millions of dollars of debt financing for various companies in the United States, Asia and around the world. Daniel has been involved in the medical device space since 2007, most recently as the CFO of Reach Surgical from 2016 to 2019. While at Reach Surgical, he was also responsible for its international business and all its international joint ventures. Since August 2020, he has served on the Board of CoapTech, Inc., and also oversees the commercial, financial, and other back-office functions at SynCardia in the United States and abroad. Daniel received his Bachelor’s and Master’s degrees in Natural Sciences with an emphasis on medical physics from Cambridge University, a Master’s degree from the Stanford Graduate School of Business, as well as finance and accounting qualifications from the ACCA in London. While at Cambridge and at Stanford, he was a Cambridge Commonwealth Fellow and an Alfred P. Sloan Fellow, respectively. Daniel is extremely passionate about helping as many heart failure patients as possible to live longer lives and believes that advancing the artificial heart technology at SynCardia is the best way to accomplish this mission. We believe Daniel is qualified to serve on our board due to his extensive executive background.

Chris Hsieh, Director

Chris is a managing partner at HLV, a role he has held since January 2021. Since April 2021, he has also served as the CEO of The Women’s Clinic Group, a leading woman-care and fertility medical services provider in Hong Kong. Prior to Chris’ current roles, Chris was CEO and Advisor to Shenzhen IVPS Technology. He spent over 20 years in the investment banking industry and was a Managing Director at Goldman Sachs from 2013 to 2019 and worked at J.P. Morgan prior to Goldman Sachs. During his banking career, Chris had led some of the largest and highest-profile merger and acquisition transactions and IPOs in Asia. Chris received his Bachelor’s degree in Economics from The University of Chicago. We believe Chris is qualified to serve on ours board due to his background in capital markets transactions and his executive experience.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Controlled Company Exemptions

After the completion of the Initial Public Offering, Hunniwell will control a majority of the voting power of the outstanding common stock. As a result of Hunniwell’s voting control, Hunniwell will effectively be able to determine the outcome of all matters requiring shareholder approval, including the election and removal of directors. Hunniwell is governed by three managers, Dr. Richard Fang, Daniel Teo and Chris Hsieh, each of whom is one of our directors. As a result, they will effectively be able to determine the outcome of all matters requiring shareholder approval, including the election and removal of directors, and combined with their membership on the Board, will effectively control mergers and acquisitions, payment of dividends and other matters of corporate or management policy. This concentration of ownership may delay or deter possible changes in control and limit the liquidity of the trading market for common stock, which may reduce the value of an investment in such shares.

Additionally, we will be a “controlled company” within the meaning of applicable rules of [ ] upon the consummation of the Initial Public Offering. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:

●	that a majority of the board consists of independent directors;

●	for an annual performance evaluation of the nominating and corporate governance and compensation committees;

●	that the controlled company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	that the controlled company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

We intend to rely on these exemptions while we search for candidates to serve as independent directors on the Board. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of [ ]. See the section entitled “Risk Factors — Risks Related to Ownership of Our Securities — We will be a “controlled company” within the meaning of the applicable rules of [ ] and, as a result, will qualify for exemptions from certain corporate governance requirements. We intend to rely on these exemptions following the consummation of the Initial Public Offering while we search for candidates to serve as independent directors, and accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.”

Committees of Our Board of Directors

Following the Initial Public Offering, the Board will have an audit committee, a compensation committee, and a nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the Board when necessary to address specific issues. Copies of each board committee’s charter will be posted on our website. Our website and the information contained on, or that can be accessed through, such website are not deemed to be incorporated by reference in, and are not considered part of, this prospectus. The composition and responsibilities of each of the committees of the Board are described below. Members serve on these committees until their resignation or until otherwise determined by the Board.

Audit Committee

Upon consummation of this offering, [       ]. [       ] and [       ] will serve as members of our audit committee. The board will determine that each member of the audit committee satisfies the independence requirements under the NYSE American Listing Rules and Rule 10A-3(b)(1) of the Exchange Act. The chair of the audit committee will be an “audit committee financial expert” within the meaning of SEC regulations. Each member of the audit committee will be able to read and understand fundamental financial statements in accordance with applicable listing standards. In arriving at these determinations, we will examine each audit committee member’s scope of experience and the nature of his or her employment. The primary purpose of the audit committee is to discharge the responsibilities of the Board with respect to corporate accounting and financial reporting processes, systems of internal control, and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of the audit committee will include:

●	helping the Board oversee the corporate accounting and financial reporting processes;

●	managing and/or assessing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	reviewing related party transactions;

●	reviewing our policies on risk assessment and risk management;

●	reviewing, with the independent registered public accounting firm, our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues; and

●	pre-approving audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective following the Initial Public Offering, that satisfies the applicable NYSE American Listing Rules.

Compensation Committee

Upon consummation of this offering, [       ]. [       ] and [       ] will serve as members of our nominating and governance committee. The primary purpose of our compensation committee will be to discharge the responsibilities of the Board in overseeing our compensation policies, plans, and programs and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of the compensation committee will include:

●	reviewing and recommending to the Board the compensation of executive officers;

●	reviewing and recommending to the Board the compensation of directors;

●	administering our equity incentive plans and other benefit programs;

●	reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management; and

●	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective following the closing of the Initial Public Offering, that satisfies the applicable NYSE American Listing Rules.

Nominating and Corporate Governance Committee

Upon consummation of this offering, [ ]. [ ] and [ ] will serve as members of our nominating and governance committee. The board will determine that each member of the nominating and corporate governance committee satisfies the independence requirements under the NYSE American Listing Rules.

Specific responsibilities of our nominating and corporate governance committee will include:

●	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on the Board;

●	considering and making recommendations to the Board regarding the composition and chairpersonship of the Board and committees of the Board;

●	reviewing developments in corporate governance practices;

●	developing and making recommendations to the Board regarding corporate governance guidelines and matters; and

●	overseeing periodic evaluations of the Board performance, including committees of the Board.

Our nominating and corporate governance committee will operate under a written charter, to be effective following the closing of the Initial Public Offering, that satisfies the applicable NYSE American Listing Rules.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics, or the Code of Conduct, that applies to all directors, officers, and employees, including the principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Upon the closing of the Initial Public Offering, our Code of Conduct will apply to all directors, officers, and our employees and will be available on our website. In addition, we intend to post on our website all disclosures that are required by law or the NYSE American Listing Rules concerning any amendments to, or waivers from, any provision of the Code of Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through the website, and you should not consider it to be a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members or intended members of the compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last calendar year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Enforcement of Civil Liabilities

The Company conducts certain operations through subsidiaries which are located outside the United States. Additionally, one of our directors, Chris Hsieh, resides in Hong Kong and all or a substantial portion of such persons’ assets may be located outside the United States.

Enforcement of Civil Liabilities in Hong Kong

There is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the United States) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (i) the judgment is in personam; (ii) the judgment is in the nature of a monetary award; (iii) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (iv) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgment at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

As a result of the foregoing, there is uncertainty as to the enforceability in Hong Kong , in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

As a result, it could be difficult or impossible for you to effect service of process on this individual in the United States in the event that you believe that your rights have been infringed under applicable securities laws or otherwise or to enforce in the United States judgments obtained in U.S. courts against the Company or those persons based on civil liability provisions of the U.S. securities laws. For example, to enforce a foreign judgment in Hong Kong, you will be required to apply to the Hong Kong High Court to enforce a foreign judgment (the “Application”) for which you will be required to engage a local counsel to facilitate or prepare the Application alongside the various supporting documentations for the Application. After which, you will be required to go through the standard litigation process to sue on the judgment as a debt There can be no assurance that U.S. investors will be able to enforce against the Company, members of its board of directors, officers or certain experts named herein who are residents of countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws. There is uncertainty with respect to whether a foreign court would take jurisdiction on a matter of liability predicated solely upon U.S. federal securities laws, and uncertainty with respect to whether a foreign court would enforce a foreign judgement on liabilities predicated upon the securities laws of the United States.

Enforcement of Civil Liabilities in China

We also intend to purchase a majority interest in SynCardia Medical (Beijing), Inc., which will be responsible for the registration and distribution of the SynCardia TAH system in China. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or our PRC subsidiaries inside China. In addition, there is uncertainty as to whether the PRC would recognize or enforce judgments of U.S. courts against us or our PRC subsidiaries predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions in the PRC against us or our directors who are located in the PRC in accordance with PRC laws because we are incorporated under the laws of the State of Nevada and it will be difficult for U.S. shareholders, by virtue only of holding our common stock, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law. As a result of the foregoing, it would be very expensive and time-consuming for a stockholder to either seek to enforce a U.S. judgment in China or to commence an action in a Chinese court, with a strong likelihood that the stockholder will not be successful.

It may also be difficult for a stockholder or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for stockholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Enforcement of Civil Liabilities in Germany and Australia

Our wholly owned German subsidiary, SynCardia Systems Europe GmbH, (“GmbH”) facilitates the sale and distribution of SynCardia’s products throughout Europe. Our wholly owned Australian subsidiary, SynCardia Systems Australia Pty Ltd. facilitates research and development in Australia.

A substantial portion of the assets of these entities are located outside the United States. Therefore, you may not be able to effect service of process within the United States upon these entities or persons so that you may enforce judgments of United States courts against them in the United States based on the civil liability provisions of the United States federal securities laws. In addition, there are doubts as to the enforceability in Australia and Germany in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities based on United States federal securities laws. Also, judgments of United States courts (whether or not such judgments relate to United States federal securities laws) may or will not be enforceable in Australia or Germany in certain other circumstances, including, among others, where the relevant proceedings were not commenced within the relevant limitation period, where such judgments are contrary to local public policy, statute, rules of natural justice or general principles of fairness or are obtained by fraud, are obtained in circumstances where the judgment debtor did not receive notice of the proceedings in sufficient time to enable the judgment debtor to defend, are not for a fixed or readily ascertainable sum, are not between identical parties and in the same interest, are rendered by a court that did not have jurisdiction according to the private international law rules of the local court, are subject to appeal, dismissal, reversal, setting aside or stay of execution or otherwise not final and conclusive, involve multiple or punitive damages, are in respect of taxes or any revenue law (including for any fiscal penalty) or fine or other penalty or foreign governmental interests or where there has been a prior judgment in another court between the same parties concerning the same issues as are dealt with in the judgment.

EXECUTIVE COMPENSATION

Introduction

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to smaller reporting companies, as such term is defined in the rules promulgated under the Securities Act. This section describes the material components of the executive compensation program for our named executive officers (“NEOs”) for the fiscal year ended December 31, 2023 (“fiscal year 2023”).

For fiscal year 2023, our NEOs were:

●	Richard Fang, former Chief Executive Officer;

●	Daniel Teo, Executive Director;

●	Patrick NJ Schnegelsberg, Chief Executive Officer;

●	Bernard Skaggs, Chief Financial Officer; and

●	Frank Tinker, Chief Technology Officer of SynCardia

This discussion may contain forward-looking statements that are based on current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in connection with or following the closing of the Initial Public Offering could vary significantly from historical practices and currently planned programs summarized in this discussion.

Executive Compensation Program

The objective of our compensation program is to provide a total compensation package to each NEO that will enable us to attract, motivate and retain outstanding individuals, align the interests of our executive team with those of our stockholders, encourage individual and collective contributions to the successful execution of our short and long-term business strategies, and reward NEOs for favorable performance.

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to us by our NEOs during fiscal year 2023. Additional information on our NEOs annual compensation for fiscal year 2023 is provided in the narrative sections following the Summary Compensation Table.

Name and Position	Year	Salary ($)	Annual Cash Bonus Awards ($)	Total ($)
Richard Fang(1)	2023	-	-	-
(Former Chief Executive Officer)

Daniel Teo	2023	180,090	-	180,090
Executive Director

Patrick NJ Schnegelsberg	2023	197,173	98,082	295,255
Chief Executive Officer

Bernard Skaggs	2023	135,407	30,945	166,352
Chief Financial Officer

Frank Tinker	2023	122,611	-	122,611
Chief Technology Officer at SynCardia

(1)	Following the acquisition of SynCardia in September 2021, Dr. Fang stepped in to serve as our Chief Executive Officer until July 2023, when Patrick NJ Schnegelsberg was hired to succeed him as CEO. Dr. Fang remains a non-employee director.

Narrative Disclosure to the Summary Compensation Table

Base Salaries

Base salary is paid to attract and retain qualified talent and is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance, as well as considering market competitive levels. For fiscal year 2023, the NEOs had the following base salary rates: Dr. Fang—$0, Mr. Teo—$180,090, Mr. Skaggs—$135,407 and Dr. Tinker—$122,611. In March 2023, Dr. Tinker’s base salary rate was increased from $120,000 to $123,000, in accordance with a company-wide annual salary performance adjustment. No other NEO’s base salary rate has increased. In July 2023, Patrick NJ Schnegelsberg took over the Chief Executive Officer position with a salary of $400,000. In November 2023, Bernard Skaggs was promoted to Chief Financial Officer at a salary of $200,000.

Annual Cash Bonuses

Annual cash bonuses can be earned if the NEOs achieve certain annual financial and operating performance metrics. Two of the NEOs were eligible to receive annual bonuses in fiscal year 2023 and two of the NEOs were awarded a combined total of $127,029 bonus compensation for the 2023 performance year.

Employee Benefits

In addition to any individual benefits set forth in each NEOs employment arrangements (described below), the NEOs are generally eligible to participate in certain executive and employee health and welfare, retirement and other employee benefit programs maintained and administered by ADP TotalSource, a third-party professional employer organization (“ADP”), on the same basis as other employees, subject to applicable law. Each NEO meeting the eligibility requirements is eligible to participate in an ADP 401(k) plan, under which participants may elect to contribute a portion of their eligible compensation as pre-tax or Roth deferrals in accordance with the limitations imposed under the Code. At this time, we do not make any employer contributions on behalf of employees to the ADP 401(k) plan.

Equity Incentive Awards

We adopted the 2021 Equity Incentive Plan, a broad-based incentive plan in which our employees, including our NEOs, may receive options to purchase shares of our common stock. The 2021 Equity Incentive Plan included an initial share reserve of 2,585,560 shares of our common stock available for issuance via future grants made under the plan. On July 1, 2024, an increase of an additional 1,314,440 share reserve under the plan was approved. On February 15, 2022, we granted the following stock option awards (intended to be incentive stock options under Code Section 422) to the NEOs: 344,741 options to Dr. Fang and Mr. Teo, with a vesting commencement date of September 27, 2021, and 95,000 options to Dr. Tinker, with a vesting commencement date of November 8, 2021 (the “2022 Options”). One quarter of the options cliff vest upon the first anniversary of the vesting commencement date, and the remaining options vest ratably in equal monthly installments over the 36 months following the first anniversary of the vesting commencement date, generally subject to the continued service of the NEO through each applicable vesting date. As of December 31, 2023, Dr. Fang and Mr. Teo were each vested in 193,916 options and Dr. Tinker was vested in 49,479 options.

If in connection with a Change of Control (as defined under the 2021 Equity Incentive Plan), and the acquiring entity fails to assume, replace, fully accelerate, cash out, or substitute the 2022 Options, then provided the NEO has remained in continued service through such Change of Control, we will accelerate the vesting of all then-unvested 2022 Options.

For purposes of this section, “Change of Control” means the transaction(s) which results in (i) a change in more than 50% of the combined voting power of our then outstanding shares, (ii) a merger, consolidation, or similar transaction which results in our shareholders owning less than 50% of (x) our voting shares thereafter or (y) the surviving parent entity’s voting power, or (iii) sale, lease, exclusive license or other disposition of all or substantially all of our consolidated assets and our subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of our consolidated assets and our subsidiaries to a person or entity, more than 50% of the combined voting power of the voting securities of which are owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such sale, lease, license or other disposition.

Agreements with our NEOs

We have entered into employment offer letters with Mr. Teo and Dr. Tinker, the relevant terms of which are summarized below. Capitalized terms appearing in the following descriptions but not defined therein are as defined in the applicable agreement. The below summary is qualified in all respects by reference to the underlying agreement. Dr. Fang was not party to any employment agreements.

Daniel Teo. Mr. Teo is party to an employment offer letter with SynCardia, dated July 1, 2021 (the “Teo Offer Letter”), providing for an initial position of Manager (Mr. Teo now serves as our Executive Director). The Teo Offer Letter also provides for an annual base salary of $180,000 and that Mr. Teo is entitled to certain benefits, including: (i) four weeks’ paid vacation, (ii) reimbursement of ordinary and reasonable business expenses, and (iii) eligibility for participation in Company-sponsored benefits available to other full-time employees.

In the case of a termination without Cause (excluding by reason of Mr. Teo’s death or disability) by SynCardia or a resignation for Good Reason by Mr. Teo, in exchange for a release of claims in favor of SynCardia and certain continuing cooperation obligations, Mr. Teo would be entitled to salary continuation for up to 12 months following his termination date. The Teo Offer Letter also requires Mr. Teo to sign our Confidential Information and Invention Assignment Agreement and not engage in any outside activities that would create a conflict of interest with SynCardia.

Frank Tinker. Dr. Tinker is party to an employment offer letter with SynCardia, dated November 1, 2021 (the “Tinker Offer Letter”), pursuant to which he serves as Chief Technology Officer. The agreement provides for (i) an annual base salary of $120,000 and (ii) a royalty of $200 for every Freedom II Driver entering service, up to a maximum of $500,000. The Tinker Offer Letter also provides that Dr. Tinker is entitled to certain benefits, including: (i) paid vacation, (ii) reimbursement of ordinary and reasonable business expenses, and (iii) eligibility for participation in Company-sponsored benefits available to other full-time employees.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table shows information regarding equity awards held by the NEOs as of December 31, 2023.

	Option Awards(1)(2)
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Richard Fang	193,916	150,825	$0.50	09/27/2031
Daniel Teo	193,916	150,825	$0.50	09/27/2031
Frank Tinker	49,479	45,521	$0.50	11/08/2031
Patrick NJ Schnegelsberg	-	-	$-	-
Bernard Skaggs	-	-	$-	-

(1)	All awards reflected in this table were granted under the 2021 Equity Incentive Plan.
(2)	One quarter of the options cliff vest upon the first anniversary of the award’s vesting commencement date (September 27, 2021 for Dr. Fang and Mr. Teo and November 8, 2021 for Dr. Tinker. As of December 31, 2023, Patrick NJ Schnegelsberg and Bernard Skaggs were entitled to 1,104,871 and 237,500 options, respectively, in connection with their employment agreements. These options were granted under our 2021 Equity Incentive Plan on June 28, 2024 with vesting commencement dates of July 5, 2023 for Mr. Schnegelsberg and February 21, 2023 and November 27, 2023 for Mr. Skaggs.

Potential Payments Upon Termination or Change in Control

Except as described above under “Agreements with our NEOs” with respect to the Teo Severance, none of our NEOs are eligible to receive any payment or benefit in connection with a termination for any reason. Except as described above under “Equity Incentive Awards,” none of our NEOs are eligible to receive any payment or benefit in connection with a change in control.

Director Compensation Program

Dr. Richard Fang, a member of the Board, also served as acting CEO until Patrick NJ Schnegelsberg joined us as CEO on July 5, 2023. As a non-employee director, Dr. Fang did not receive compensation in fiscal year 2023. Following the consummation of this IPO, we anticipate that directors who are not also our officers or employees will receive compensation for their service on our Board and committees thereof. The amount and form of such compensation has not yet been determined.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the nine months ended September 30, 2024, the Company sent 136 lots of the TAH product to SynCardia Medical (Beijing), Inc, for the purpose of regulatory registration inspection and testing.

As of December 6, 2024, we have related party or affiliated loans in the form of convertible notes, certain of which are outstanding as noted below:

Related Party Loan 1: On June 15, 2023, we borrowed $350,000 from Hunniwell, which was interest-free and was repaid on July 6, 2023.

Related Party Loan 2: On June 26, 2023, Richard Fang, former Chief Executive Officer and current director, extended an interest free loan in the amount of $90,000 to us, repayable on the date on which $2 million in additional funding is received.

Related Party Loan 3: On July 13, 2023, we borrowed $350,000 from Hunniwell, which was interest-free and was repaid on September 7, 2023.

Related Party Loan 4: On August 3, 2023, Richard Fang, former Chief Executive Officer and current director, extended an interest free loan in the amount of $350,000 to us, repayable on the date on which $3.5 million in additional funding is received.

Related Party Loan 5: On September 25, 2023, we borrowed $300,000 from a limited partner in Hunniwell under a loan agreement which bears 6% interest per annum and matures after two years. The loan shall be automatically converted into a number of shares of our common stock equal to the outstanding balance of the loan, being the principal plus accrued interest, divided by 7.0414, on the maturity date or, if sooner, on the day before we become publicly traded on a stock exchange.

Related Party Loan 6: On October 1, 2023, we borrowed $1.0 million from Fang Family Fund, LLC, an entity affiliated with one of our executive directors, under a loan agreement which bears interest at the rate of LIBOR plus 2%, compounding monthly, repayable after one year or, if sooner, on the date of a public listing on a stock exchange. This loan was subsequently aggregated, which aggregated loan bears interest at the rate of 6%.

Related Party Loan 7: On October 18, 2023, we borrowed $180,000 from Hunniwell, which was interest free and was repaid on November 16, 2023.

Related Party Loan 8: On November 1, 2023, we borrowed $400,000 from Fang Family Fund, LLC, an entity affiliated with one of our executive directors, under an interest-free loan agreement, repayable after six months or, if sooner, on the date on which $2 million in external funding is received.

Related Party Loan 9: On November 14, 2023, we borrowed $1.2 million from Fang Family Fund, LLC, an entity affiliated with one of our executive directors, under an interest-free loan agreement, repayable on the date on which $2 million in external funding is received.

Related Party Loan 10: On December 20, 2023, we borrowed $1.0 million from Fang Family Fund, LLC, an entity affiliated with one of our executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date on which $5 million in external funding is received.

Related Party Loan 11: On January 11, 2024, we borrowed $1.0 million from Fang Family Fund, LLC, an entity affiliated with one of our executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date on which $5 million in external funding is received.

Related Party Loan 12: On February 6, 2024, we borrowed $450,000 from Fang Family Fund, LLC, an entity affiliated with one of our executive directors, under an interest-free loan which was repaid on February 8, 2024.

Related Party Loan 13: On February 21, 2024, we borrowed $450,000 from Fang Family Fund, LLC, an entity affiliated with one of our executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date on which $5 million in external funding is received.

Related Party Loan 14: On March 11, 2024, we borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under an interest-free loan which was repaid on May 17, 2024.

Related Party Loan 15: On March 28, 2024, we borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under a loan agreement which bears interest at the rate of 6%, repayable after six months or, if sooner, on the date on which $500,000 in external funding is received.

Related Party Loan 16: On April 10, 2024, we borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date on which $500,000 in external funding is received.

Related Party Loan 17: On April 17, 2024, we borrowed $200,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under an interest-free loan which was repaid on May 17, 2024.

Related Party Loan 18: On June 5, 2024, we borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under an interest-free loan, repayable after six months or, if sooner, on a date on within two months of the loan execution date in which $500,000 in external funding is received.

Effective July 2, 2024, the following Related Party loans were consolidated into one loan that accrues simple interest at 6%, compounding annually repayable after six months unless extended by us or the Holder and, in the event of an IPO, would be immediately converted into our common stock at a 50% discount to the IPO price:

Richard Fang: $440,000 (Related Party Loans 2 and 4)

Fang Family Fund, LLC: $5,106,090 (includes interest through July 1, 2024, of $56,090) (Related Party Loans 6, 8, 9, 10 and 13)

Fang Family Fund II, LLC: $1,500,000 (Related Party Loans 15, 16 and 18)

These loans, including interest accrued, will be immediately converted into our common stock at a 50% discount to the initial public offering price.

Related Party Loan 19: On June 25, 2024, we borrowed $350,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under an interest-free loan, repayable after six months or, if sooner, on a date within two months of the loan execution date in which $1,000,000 in external funding is received.

Related Party Loan 20: On July 9, 2024, we borrowed $580,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under a loan which bears interest at the LIBOR rate, compounding monthly, repayable after six months or, if sooner, on the date in which $5 million in external funding is received. We have amended this loan to reflect the change to SOFR from LIBOR.

Related Party Loan 21: On August 7, 2024, we borrowed $110,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date on which we go public through a successful IPO or receives $5 million in external funding. This loan remains outstanding.

Related Party Loan 22: On August 21, 2024, we borrowed $350,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date on which we go public through a successful IPO or receives $5 million in external funding. This loan remains outstanding.

Related Party Loan 23: On September 17, 2024, we borrowed $450,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under an interest-free loan, this is a short-term loan and shall become due in full and repaid upon our receipt of the same amount of funds or greater within a two-month (60 days) period after receiving the subject loan from an external investor (not a related party). If we are unable to repay the loan within a two-month period after receiving this short-term loan, the Fang Family Fund II, LLC will be entitled to all proceeds from sales until the loan is repaid. This loan remains outstanding.

Related Party Loan 24: On October 1, 2024, we borrowed $400,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under an interest-free loan, this is a short-term loan and shall become due in full and repaid upon our receipt of the same amount of funds or greater within a two-month (60 days) period after receiving the subject loan from an external investor (not a related party). If we are unable to repay the loan within a two-month period after receiving this short-term loan, the Fang Family Fund II, LLC will be entitled to all proceeds from sales until the loan is repaid. This loan remains outstanding.

Related Party Loan 25: On October 16, 2024, we borrowed $700,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under a loan agreement which bears 6% interest per annum. The principal and accrued interest of this Note will be due and payable by us in cash at any time before or after twelve (12) months from the date of the transfer of funds (the “Maturity Date”) at our written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, we may, with the written consent of Holder, elect to extend the Maturity Date.

Related Party Loan 26: On October 28, 2024, we borrowed $450,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under a loan agreement which bears 6% interest per annum. The principal and accrued interest of this Note will be due and payable by us in cash at any time before or after twelve (12) months from the date of the transfer of funds (the “Maturity Date”) at our written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, we may, with the written consent of Holder, elect to extend the Maturity Date.

Related Party Loan 27: On November 13, 2024, we borrowed $480,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under a loan agreement which bears 6% interest per annum. The principal and accrued interest of this Note will be due and payable by us in cash at any time before or after twelve (12) months from the date of the transfer of funds (the “Maturity Date”) at our written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, we may, with the written consent of Holder, elect to extend the Maturity Date.

Related Party Loan 28: On November 25, 2024, we borrowed $400,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under a loan agreement which bears 6% interest per annum. The principal and accrued interest of this Note will be due and payable by us in cash at any time before or after twelve (12) months from the date of the transfer of funds (the “Maturity Date”) at our written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, we may, with the written consent of Holder, elect to extend the Maturity Date.

Related Party Loan 29: On December 9, 2024, we borrowed $450,000 from Fang Family Fund II, LLC, an entity affiliated with one of our executive directors, under a loan agreement which bears 6% interest per annum. The principal and accrued interest of this Note will be due and payable by us in cash at any time before or after twelve (12) months from the date of the transfer of funds (the “Maturity Date”) at our written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, we may, with the written consent of Holder, elect to extend the Maturity Date.

Related Party Loan 30: On December 26, 2024, we borrowed $350.000 from Fang Family Fund I, LLC, an entity affiliated with one of our executive directors, under a loan agreement which bears 6% interest per annum. The principal and accrued interest of this Note will be due and payable by the Company in cash on the Maturity Date, which is defined as 365 days from the receipt of a deposit from a Holder at any time on or after December 26, 2025 (the “Maturity Date”) at the Company’s written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, the Company may, with the written consent of Holder, elect to extend the Maturity Date.

Related Party Loan 31: On January 9, 2025, we borrowed $301.000 from Fang Family Fund II LLC, an entity affiliated with one of our executive directors, under a loan agreement which bears 6% interest per annum. The principal and accrued interest of this Note will be due and payable by the Company in cash on the Maturity Date, which is defined as 365 days from the receipt of a deposit from a Holder at any time on or after January 9, 2026 (the “Maturity Date”) at the Company’s written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, the Company may, with the written consent of Holder, elect to extend the Maturity Date.

Related Person Transaction Policy Following the Initial Public Offering

Upon consummation of the Initial Public Offering, we will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions. A “Related Person Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds the lesser of $120,000 per year or 1% of the average of our total assets for the last two completed fiscal years, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

●	any person who is, or at any time during the applicable period was, one of our officers or one of our directors;

●	any person who is known by us to be the beneficial owner of more than five percent (5%) of our voting stock; and

●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than five percent (5%) of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than five percent (5%) of our voting stock.

We will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to our charter, the audit committee will have the responsibility to review related party transactions.

PRINCIPAL STOCKHOLDERS

The following principal stockholder data is based on expected conversion shares as of [ ], 2024 by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group. The address for each beneficial owner is c/o Picard Medical, Inc., 4 Palo Alto Square, Suite 200, Palo Alto, CA 94025, unless otherwise provided.

	Shares of Common Stock Beneficially Owned Immediately Prior to the Completion of this Offering		Shares of Common Stock Beneficially Owned Immediately After this Offering
Name of Beneficial Owner	Number of Shares	Percentage	Number of Shares		Percentage(1)
Directors and Named Executive Officers
Patrick NJ Schnegelsberg	-	0.0%	[ ]		[ ]	%
Richard Fang	-	0.0%	-	(2)	-%
Daniel Teo	-	0.0%	[ ]		[ ]	%
Bernard Skaggs	-	0.0%	[ ]		[ ]	%
Frank Tinker	-	0.0%	[ ]		[ ]	%

5% Stockholders
Sindex SSI Financing, LLC	3,690,571	100.0%	3,690,571		-%
Hunniwell Picard I(3)	-	0.0%	18,406,857		-%
All directors, director nominees and current executive officers as a group (8 persons)	-	0.0%	[ ]		-%

(1)	Based on [ ] shares outstanding immediately after the offering, which is dependent on the offering price per share.
(2)	Includes _______ shares issued in satisfaction of convertible notes owned by Fang Family Fund, LLC and ______ shares issued in satisfaction of convertible notes owned by Fang Family Fund II, LLC, both of which are entities affiliated with Richard Fang. The conversion price of the shares, and the number of shares owned immediately after the offering, is dependent on and will be calculated using the public offering price per share.
(3)

Includes _______ shares issued in satisfaction of convertible notes owned by Hunniwell Picard I. Hunniwell Picard I, LLC is a manager-managed venture capital fund managed by Hunniwell Picard GP, LLC where dispositive decisions require the unanimous vote of all three partners, namely Yuncai ("Richard") Fang, Sinyew ("Daniel") Teo & Chris Hsieh. Under the so-called “rule of three” because voting and dispositive decisions are made by a unanimous vote of all three partners, none of the partners is deemed to be a beneficial owner of shares, even those in which any director holds a pecuniary interest.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock. For a complete description, you should refer to our Charter and bylaws, forms of which are incorporated by reference to the exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware law. References to our Charter and bylaws are to our Charter and our bylaws, respectively, each of which will become effective upon completion of this offering.

Authorized and Outstanding Common Stock and Preferred Stock

Our Charter authorizes the issuance of 45,000,000 shares of common stock, par value $0.0001 per share and 30,000,000 shares of preferred stock, par value $0.0001 per share. The common stock issuable in connection with the IPO will be duly authorized, validly issued, fully paid and non-assessable. The preferred stock may be issued at the discretion of the Board pursuant to the terms and rights determined by the Board at a later date. The preferred stock, when issued, will be validly issued, fully paid and non-assessable.

Common Stock

Our Charter provides the following terms in connection with the common stock:

General: the voting, dividend, liquidation, and other rights and powers of the common stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock.

Voting: Each holder of common stock will be entitled to vote on each matter submitted to a vote of stockholders and will be entitled to one (1) vote for each share of common stock (subject to limitations therein the Charter).

Authorized Shares: The number of authorized shares of common stock may be increased or decreased (subject to limitations therein the Charter) by the affirmative vote of the holders of a majority of our then outstanding capital stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividends: Subject to the terms therein the Charter, the holders of common stock will be entitled to the payment of dividends on the common stock when, as and if declared by the Board in accordance with applicable law.

Liquidation: Subject to the terms and limitations of the Charter, in the event of any liquidation, dissolution or winding up, whether voluntary or involuntary, our funds and assets that may be legally distributed to our stockholders will be distributed among the holders of the then outstanding common stock pro rata in accordance with the number of shares of common stock held by each such holder.

Preferred Stock

Our board of directors is expressly granted authority to issue shares of “blank check” preferred stock, in one or more series, and to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL.

Series A-1 Preferred Stock

Following are the rights and privileges related to the Series A-1 redeemable convertible preferred stock:

●	Dividend Provision: The holders of the preferred stock in preference to the holders of common stock are entitled to receive, if and when declared by the board of directors, dividends at the rate of 12% of the original issue price, defined as $1.00, per annum. Such dividends are cumulative and compound annually. No dividends have been declared to date. In addition, the holders of the preferred stock are entitled to receive a dividend equal to any dividend paid on common stock, when and if declared by the board, on the basis of the number of common shares into which the preferred stock may be convertible. As of September 30, 2024 and December 31, 2023, undeclared dividends with respect to the outstanding Series A-1 Preferred Stock totaled approximately $6.3 million and $4.3 million, respectively. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A-1 Preferred Stock will be entitled to the original issue price plus accrued dividends before any funds are available to common stockholders.

●	Conversion Rights: All holders of the Company’s preferred stock have a right to convert the outstanding balances of preferred shares at any time following the date of issuance into a number of fully paid common shares, as specified in the Articles of Incorporation. The conversion rate is the original issue price for the relevant shares divided by the conversion price of the relevant shares, subject to anti-dilution adjustments. In the event of a sale of shares in a public offering resulting in gross proceeds of $25 million to the Company, such conversion into common stock would be mandatory. The 18,406,857 shares of Series A-1 Preferred Stock outstanding as of September 30, 2024, would be converted into 18,406,857 shares of common stock.

●	Liquidation Preferences: In the event of any liquidation, dissolution, winding-up or sale or merger of the Company, whether voluntarily or involuntarily, each holder of Preferred Stock is entitled to receive, in preference to the holders of common stock, a per-share amount equal to the original issue price, plus all declared but unpaid dividends. As of September 30, 2024, the redemption preference on liquidation would be approximately $24.7 million.

●	Voting Rights: Each holder of outstanding shares of Preferred Stock is entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Preferred Stock vote together with the holders of Common Stock on an as-converted-to-Common-Stock-basis and not as a separate class.

Anti-Takeover Effects of Provisions of the Proposed Charter, the Proposed Bylaws and Applicable Law

Certain provisions of the Charter, the Bylaws, and laws of the State of Delaware could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of the Board to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in their best interest or in our best interests, including transactions that might result in a premium over the prevailing market price of common stock.

Authorized but Unissued Shares

The authorized but unissued shares of common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE American. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Action; Special Meetings of Stockholders

The Charter provides that stockholders may not take action by written consent but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of common stock would not be able to amend the Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Bylaws. Further, the Charter provides that special meetings of our stockholders may be called, for any purpose or purposes, at any time only by or at the direction of the Board, the Chairperson of the Board, the Chief Executive Officer or the President, and shall not be called by any other person or persons, thus prohibiting a holder of common stock from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of us to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice. To be timely, a stockholder’s notice will need to be delivered to our Secretary at our principal executive offices as follows: (i) in the case of an election of directors at an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days, or delayed by more than seventy (70) days, from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which public disclosure of the date of such annual meeting is first made; or (ii) in the case of an election of directors at a special meeting of stockholders, provided that directors are to be elected at such special meeting as set forth in our notice of meeting and provided further that the nomination made by the stockholder is for one of the director positions that the notice of meeting states will be filled at such special meeting, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (x) the 90th day prior to such special meeting and (y) the tenth day following the day on which public disclosure of the date of such special meeting for the election of directors is first made. The Bylaws will also specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Supermajority Requirements for the Amendment of the Charter and Bylaws

Upon consummation of the Initial Public Offering, the Bylaws may be amended or repealed by the Board or by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then-outstanding shares of our capital stock entitled to vote in the election of directors, voting as one class. In addition, the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend certain provisions of the Charter, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, and actions by written consent.

Board Vacancies

The Charter provided that any vacancy on the Board may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director chosen to fill a vacancy will hold office until the expiration of the term of the class for which he or she was elected and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal. In addition, the number of directors which shall constitute the whole Board shall be fixed exclusively by one or more resolutions adopted from time to time by the Board. These provisions prevent a stockholder from increasing the size of the Board and then gaining control of the Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Board but promotes continuity of management.

Exclusive Forum Selection

The Charter will require, unless we consent in writing to the selection of an alternative forum and to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by or any wrongdoing by any current or former director, officer, employee or agent or any stockholder to us; (iii) any action or proceeding asserting a claim against us or any current or former director, officer or other employee or any stockholder in such stockholder’s capacity as such arising out of or pursuant to any provision of the DGCL, the Charter or the Bylaws (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Charter or the Bylaws (including any right, obligation or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. However, such forum selection provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The Charter also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Charter will provide that the federal district courts of the United States will have exclusive jurisdiction over any action asserting a cause of action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As noted above, the Charter will provide that the choice of forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of our common stock shall be deemed to have notice of and consented to the forum selection provisions in the Charter.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provisions contained in the Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Section 203 of the Delaware General Corporation Law

We will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a Delaware corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner as summarized below. A “business combination” includes, among other things, certain mergers, asset or stock sales or other transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

●	at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitation on Liability and Indemnification of Directors and Officers

The Bylaws provide that our directors and officers will be indemnified and advanced expenses by us to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended. In addition, the Charter provides that our directors and officers will not be personally liable to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors or officers (as applicable) to the fullest extent permitted by law.

The Bylaws also permit us to purchase and maintain insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her status as such, regardless of whether the DGCL would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against our directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.

Transfer Agent, Warrant Agent and Registrar

The Transfer Agent for our capital stock will be Continental Stock Transfer & Trust Company. We will agree to indemnify Continental Stock Transfer & Trust Company in its role as Transfer Agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned our restricted common stock or warrants of for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned our restricted common stock or warrants for at least six months but who are affiliates at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of our common stock then outstanding; or

●	the average weekly reported trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale

Sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about us.

Listing of Common Stock

We intend to apply to obtain the listing of the common stock on NYSE American under the symbol “[  ]” upon the Closing, but there can be no assurance that our application will be approved.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. Holders in light of their particular circumstances, does not consider the potential application of the alternative minimum or Medicare contribution tax, does not deal with foreign, state and local tax consequences and does not address U.S. federal tax consequences other than income taxes (such as gift taxes or, except to the limited extent discussed below, estate taxes). Special rules different from those described below may apply to certain non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, foreign governments, international organizations, broker-dealers and traders in securities, U.S. expatriates, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or integrated investment or other risk reduction strategy, partnerships and other pass-through entities, and investors in such pass-through entities or an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation). Such non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under other U.S. federal tax laws or the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that has not been excluded from this discussion and is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a non-U.S. Holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A non-U.S. Holder that is a corporation for U.S. federal income tax purposes that receives effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will constitute a non- taxable return of capital and will first reduce your adjusted basis in our common stock, but not below zero, and then will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our total worldwide interests in real property plus our business assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, such treatment will not cause gain realized by a non-U.S. Holder on a disposition of our common stock to be subject to U.S. federal income tax so long as (1) the non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify or continue to qualify as regularly traded on an established securities market.

If you are a non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a non-U.S. Holder who provides a properly executed appropriate IRS Form W-8 or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds from a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed appropriate IRS Form W-8 or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a non-U.S. Holder where the transaction is considered effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax benefit or credit with respect to such backup withholding.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

FATCA withholding currently applies to payments of dividends, if any, on our common stock and, subject to the proposed Treasury Regulations described in this paragraph, generally also would apply to payments of gross proceeds from the sale or other disposition of our common stock. The U.S. Treasury Department released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Pursuant to the delayed effective dates provided for in the final regulations, the required withholding currently applies to dividends on our common stock and will apply beginning on January 1, 2017, with respect to gross proceeds from a sale or other disposition of our common stock.

If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Federal Estate Tax

An individual non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the United States at the time of his or her death.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS ANY STATE, LOCAL, NON-U.S. OR OTHER U.S. FEDERAL TAX LAWS.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with The Benchmark Company, LLC, as representative for the underwriters in this offering. Each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of shares of our common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares
The Benchmark Company, LLC

Total

The underwriters are committed to purchase all of the common shares offered by us other than those covered by the option to purchase additional securities described below, if they purchase any such securities. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option

We have granted the underwriters an option, which is exercisable for up to 30 days after the closing date of the offering, that permits the underwriters to purchase up to an additional [ ] shares of common stock on the same terms as the other shares being purchased by the underwriters from us. If the underwriters exercise this option in whole or in part, then the underwriters will be committed, subject to the conditions described in the underwriting agreement, to purchase the additional offered securities in proportion to each of their commitments set forth in the prior table.

Discount

We have agreed to sell the shares of common stock to the underwriters, (i) with respect to sales of shares to investors introduced by the underwriters in this offering, at the initial offering price of $       per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less a       % underwriting discount; and (ii) with respect to sales of shares to investors introduced by us in this offering, at the initial offering price of $       per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less a       % underwriting discount.

The following table shows the public offering price, total underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over- Allotment Option	Total With Over- Allotment Option
Offering price	$	$	$
Underwriting discount (7%)	$	$	$
Proceeds, before expense, to us	$	$	$

The underwriters propose to offer the common shares offered by us to the public at the public offering price per common share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the common shares to other securities dealers at such price less a concession of $       per share. If all of the common shares offered by us are not sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.

We will pay the out-of-pocket accountable expenses of the underwriters in connection with this offering. The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriters will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay the underwriters’ non-accountable expenses allowance equal to 1.0% of the aggregate gross proceeds of this offering. We have also agreed to pay for a certain amount of the underwriter’s accountable expenses including actual accountable road show expenses for the offering; prospectus tracking and compliance software for the offering; the reasonable and documented fees and disbursements of the underwriter’s counsel; and the costs associated with receiving commemorative mementos and lucite tombstones; provided that these actual accountable expenses of the underwriter shall not exceed $200,000 in the aggregate, including the fees and disbursements of the underwriter’s counsel. In addition to the foregoing, we shall be responsible for the costs and expenses of background checks on our senior management and directors in an amount not to exceed $7,500.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts, commissions and expenses, will be approximately $       .

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

In connection with this offering, our directors and officers and holders of more than 5% of our outstanding common stock as of the effective date of this registration statement will enter into customary “lock-up” agreements in favor of the underwriters for a period of six (6) months from the date of this offering. We have agreed with the underwriters that, for a period of six (6) months from the closing of this offering, we will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any capital stock or any securities convertible into or exercisable or exchangeable for capital stock; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any capital stock or any securities convertible into or exercisable or exchangeable for capital stock.

Representative’s Warrants

We have agreed, upon the closing of this offering, including upon the closing of any offering of common shares sold to cover over allotments, to issue to the underwriters warrants, or the representative’s warrants, to purchase a number of common shares equal to 5% of the total number of common shares sold in this public offering. The representative’s warrants will be exercisable at a price equal to U.S.$____ per share (100% of the initial public offering price). The representative’s warrants are also exercisable on a cashless basis. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-half-year period commencing six months after the effective date of the registration statement related to this offering. The representative’s warrant also provides for customary anti-dilution provisions and demand and “piggyback” registration rights with respect to the registration of the common shares underlying the representative’s warrants. The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(B) and 5110(g)(8)(C). The piggyback registration rights provided will not be greater than two years from the initial exercise date in compliance with FINRA Rule 5110(g)(8)(D).

The representative’s warrants and the common shares underlying the representative’s warrants have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e) of FINRA. The representative, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the representative’s warrants or the securities underlying the representative’s warrants, nor will the representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the representative’s warrants or the underlying shares for a period of 180 days from the effective date of the registration statement. Additionally, the representative’s warrants may not be sold, transferred, assigned, pledged or hypothecated for a 180-day period following the effective date of the registration statement except to any underwriter and selected dealer participating in this offering and their bona fide officers or partners. The representative’s warrants will provide for adjustment in the number and price of the representative’s warrants and the common shares underlying such representative’s warrants in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by us.

Right of First Refusal

We have granted Benchmark, as representatives of the underwriters, a right of first refusal, for a period of 12 months from the closing of this offering, to act as lead or joint book-runners, lead or joint placement agents, and/or investment banker/advisor for each and every future public and private equity or debt offering, including all equity linked financings, and for each proposed or completed merger or acquisition transaction whereby we would be merged into or acquired by another company or entity during such 12 month period, of us, or any successor to or subsidiary of us.

Determination of Offering Price

The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the common shares include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant. An active trading market for our common stock may not develop. It is also possible that after the offering, our common stock will not trade in the public market at or above the public offering price.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the option. If the underwriters sell more securities than could be covered by exercise of the option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permits the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on [ ], in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Other Relationships

The underwriters and their respective affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, we have no present arrangements with the underwriters for any further services.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Listing

We intend to list our shares of common stock for trading on the NYSE American under the symbol “[  ].” There can be no assurance that we will be successful in listing our common stock offered hereby on the NYSE American.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Selling Restrictions

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45 106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33 105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

●	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the DGCL, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Our Charter contains provisions relating to the indemnification of director and officers and our by-laws extend such indemnities to the full extent permitted by Delaware law. We currently maintain insurance for the benefit of any director or officer, which cover claims for which we could not indemnify such persons.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for the issuer by Winston & Strawn LLP, Houston, Texas. The underwriters are represented by Sheppard, Mullin, Richter & Hampton LLP with respect to certain legal matters as to United States federal securities and New York State law.

EXPERTS

The financial statements of Picard Medical, Inc. as of December 31, 2023 and 2022 and for the years then ended, included in this prospectus, have been so included in reliance on the report (which contains an explanatory paragraph regarding our ability to continue as a going concern) of MaloneBailey, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to the common stock we are offering pursuant to this prospectus. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the contract, agreement or other document summarized, but are not complete descriptions of all terms of those contracts, agreements or other documents. If we filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you may read the contract, agreement or other document itself for a complete description of its terms. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. To receive copies of public records not posted to the SEC’s web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Mail Stop 2736, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room.

INDEX TO FINANCIAL STATEMENTS

PICARD MEDICAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2024 and 2023
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2024 and December 31, 2023	F-30
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2024 and 2023	F-31
Unaudited Condensed Consolidated Statements of Changes in Temporary Equity and Stockholders’ Deficit for the three and nine months ended September 30, 2024 and 2023	F-32
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2024 and 2023	F-33
Notes to Unaudited Condensed Consolidated Financial Statements	F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Picard Medical, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Picard Medical, Inc. and its subsidiary (collectively, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in temporary equity and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2022.

Houston, Texas

August 23, 2024

PICARD MEDICAL, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$244	$152
Accounts receivable	629	882
Inventory, net	6,893	7,326
Due from related parties	112	2,760
Prepaid expenses and other current assets	883	1,003
Total current assets	8,761	12,123

Property and equipment, net	365	712
Finance lease right-of-use assets, net	23	60
Operating lease right-of-use assets, net	926	1,159
Intangible assets, net	684	771
Goodwill	615	615
Total assets	$11,374	$15,440

Liabilities, Temporary Equity and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,083	$1,392
Current portion of finance lease liability	10	10
Current portion of operating lease liability	300	257
Loans from related parties	4,057	620
Other accrued liabilities	1,762	720
Total current liabilities	9,212	2,999

Finance lease liability, net of current portion	3	13
Operating lease liability, net of current portion	759	1,059
Convertible notes payable	4,282	-
Noncurrent other accrued liabilities	670	-
Total liabilities	14,926	4,071

Commitments and contingencies (Note 7)

Temporary equity:
Preferred stock, $0.0001 par value; 30,000,000 shares authorized; 18,406,857 Series A-1 issued and outstanding as of December 31, 2023 and 2022; liquidation value $22,723 and $20,289 as of December 31, 2023 and 2022, respectively	20,265	20,265

Stockholders’ deficit:
Common stock, $0.0001 par value; 45,000,000 shares authorized; 3,690,571 shares issued and outstanding as of December 31, 2023 and 2022	-	-
Additional paid-in capital	4,676	3,923
Accumulated other comprehensive income	293	398
Accumulated deficit	(28,786)	(13,217)
Stockholders’ deficit	(23,817)	(8,896)
Total liabilities, temporary equity and stockholders’ deficit	$11,374	$15,440

The accompanying notes are an integral part of these consolidated financial statements.

PICARD MEDICAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2023	2022
Revenues, net:
Products	$4,941	$3,737
Rentals	102	376
Total revenues	5,043	4,113

Cost of revenues:
Products	6,978	7,674
Rentals	768	1,427
Total cost of revenues	7,746	9,101

Gross loss	(2,703)	(4,988)

Operating expenses:
Research and development	2,213	1,902
Selling, general and administrative	10,586	4,177
Total operating expenses	12,799	6,079

Operating loss	(15,502)	(11,067)

Other income and (expense):
Interest income	2	9
Interest expense	(140)	(5)
Other income (expense), net	69	(94)

Loss before income taxes	(15,571)	(11,157)

Provision (benefit) for income taxes	(2)	11

Net loss	(15,569)	(11,168)

Undeclared Series A-1 preferred dividends	(2,433)	(1,502)

Net loss attributable to common stockholders	$(18,002)	$(12,670)

Net loss per share — basic and diluted	$(4.88)	$(4.88)

Weighted average common shares outstanding — basic and diluted	3,690,571	2,597,670

Comprehensive Loss:
Net loss	$(15,569)	$(11,168)
Foreign currency translation adjustments	(105)	134
Comprehensive loss	$(15,674)	$(11,034)

The accompanying notes are an integral part of these consolidated financial statements.

PICARD MEDICAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN TEMPORARY EQUITY

AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Series A-1 Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Total
Balances as of December 31, 2021	12,065,000	$12,065	2,585,560	$-	$2,585	$(2,049)	$264	$800

Issuance of common stock under antidilution contingency	-	-	1,105,011	-	1,190	-	-	1,190

Issuance of Series A-1 Preferred Stock	6,341,857	8,200	-	-	-	-	-	-

Stock-based compensation	-	-	-	-	148	-	-	148

Net loss	-	-	-	-	-	(11,168)	-	(11,168)

Translation adjustment	-	-	-	-	-	-	134	134

Balances as of December 31, 2022	18,406,857	20,265	3,690,571	-	3,923	(13,217)	398	(8,896)

Forgiveness of stockholder liabilities	-	-	-	-	620	-	-	620

Stock-based compensation	-	-	-	-	133	-	-	133

Net loss	-	-	-	-	-	(15,569)	-	(15,569)

Translation adjustment	-	-	-	-	-	-	(105)	(105)

Balances as of December 31, 2023	18,406,857	$20,265	3,690,571	$-	$4,676	$(28,786)	$293	$(23,817)

The accompanying notes are an integral part of these consolidated financial statements.

PICARD MEDICAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(15,569)	$(11,168)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	585	545
Loss on disposal of property and equipment	58	-
Stock-based compensation	133	148
Provision for excess and obsolete inventory	879	1,678
Changes in operating assets and liabilities:
Accounts receivable	253	210
Inventory	(446)	(1,591)
Prepaid expenses and other assets	120	(390)
Accounts payable	1,606	107
Accrued expenses and other liabilities	1,747	(262)
Net cash used in operating activities	(10,634)	(10,723)

Cash flows from investing activities:
Increase in note receivable from related party	(2)	(8)
Purchase of property and equipment	(7)	(29)
Net cash used in investing activities	(9)	(37)

Cash flows from financing activities:
Cash received for preferred stock subscriptions	2,650	-
Proceeds from loans from related parties	4,920	-
Repayments to loans from related parties	(880)	-
Proceeds from issuance of convertible notes to related party	-	5,550
Issuance of convertible notes payable	4,160	-
Repayments under finance leases	(10)	(26)
Net cash provided by financing activities	10,840	5,524

Effect of exchange rate changes on cash and cash equivalents	(105)	134

Net increase (decrease) in cash and cash equivalents	92	(5,102)
Cash and cash equivalents at beginning of the period	152	5,254
Cash and cash equivalents at end of the period	$244	$152

Supplemental disclosure of cash flow information:
Cash paid for interest	$1	$2
Cash paid for income taxes	$1	$2

Non-cash investing and financing activities:
Property and equipment acquired under finance leases	$-	$30
Operating lease liabilities arising from obtaining right-of-use assets	$-	$1,311
Issuance of Series A-1 Preferred Stock in exchange for convertible notes	$-	$5,550
Subscription receivable from related party	$-	$2,650
Shares issued under contingent share issuance liability	$-	$1,190
Forgiveness of stockholder liabilities	$620	$-
Acquisition of property and equipment included in accounts payable	$-	$68
Interest added to principal on Convertible Notes	$139	$-

The accompanying notes are an integral part of these consolidated financial statements.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND MANAGEMENT’S PLAN

Description of Business

Picard Systems, Inc. was originally incorporated in the state of Delaware on April 8, 2021, for the purpose of investing in and acquiring medical device companies, including SynCardia Systems, LLC (“SynCardia”) and its fully consolidated subsidiary SynCardia Systems Europe, GmbH (“SynCardia GmbH”). On September 27, 2021, Picard Systems, Inc. acquired all of the authorized and outstanding membership units of SynCardia and it changed its name to Picard Medical, Inc. (“PMI”, or collectively, the “Company”).

The Company is engaged in the business of designing, manufacturing, production, supply, marketing and sale of medical device products, including the SynCardia Total Artificial Heart for patients (“SynCardia TAH”). The SynCardia TAH is an implantable system designed to assume the full function of a failed human heart in patients suffering from advanced heart failure. SynCardia has one operating subsidiary, SynCardia GmbH, which was formed to facilitate the sale and distribution of SynCardia’s products throughout Europe.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of PMI and its subsidiaries. All intercompany transactions and accounts balances between PMI and its subsidiaries have been eliminated in consolidation.

Going Concern, Liquidity and Management’s Plan

The Company has evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern for at least twelve months from the date of this report, and the near term thereafter. The Company has incurred operating losses and negative cash flows from operations during the years ended December 31, 2023, and 2022, and SynCardia has a history of operating losses dating back to its inception. The Company expects that operating losses and negative cash flows from operations will continue into the foreseeable future, and the Company will need to raise additional debt and/or equity financing to fund operations until it generates positive cash flows from operations.

To date, the Company’s available liquidity and operations have been financed primarily through the issuance of common stock, preferred stock and debt. In fiscal year 2022, the Company raised proceeds of $8.2 million from the issuance of Series A-1 Preferred Stock. During the year ended December 31, 2023, the Company raised additional proceeds from the issuance of debt of $8.2 million, net of debt repayments. In order to proceed with the Company’s business plan, the Company will need to raise additional funds through the issuance of additional debt, equity or other commercial arrangements, which may not be available to the Company when needed or on terms that the Company deems to be favorable. To the extent the Company raises additional capital through the sale of equity, the ownership interest of its shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting the Company’s ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If the Company is unable to obtain sufficient financial resources, its business, financial condition and results of operations may be materially and adversely affected. The Company may be required to delay, limit, reduce or terminate parts of its strategic business plan or future commercialization efforts. There can be no assurance the Company will be able to obtain financing on acceptable terms. Therefore, based on the Company’s current financial condition and expected future cash flows, there is substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the date of this report. The financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may be necessary if the Company is unable to continue as a going concern.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. These estimates are based on information available through the date of the issuance of the financial statements and actual results and outcomes could differ from these estimates and assumptions. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

●	Provisions for income taxes and related valuation allowances and tax uncertainties;

●	Recoverability of long-lived assets and their related estimated lives;

●	Accruals for estimated liabilities;

●	Valuation of inventory;

●	Valuation of leased assets;

●	Valuation of stock-based compensation;

●	Valuation of common and preferred stock; and

●	Valuation of assets and liabilities acquired in a business combination.

Foreign Currency Translation

The functional currency of SynCardia GmbH is the Euro. Assets and liabilities are translated into U.S. dollars, the reporting currency, at the exchange rate on the balance sheet date. Revenues and expenses are translated into U.S. dollars at the average rates of exchange prevailing during each reporting period. Foreign currency translation adjustments resulting from this process are reported as an element of other comprehensive income (loss), net of income taxes, on the consolidated statements of operations and comprehensive loss. Transactions executed in different currencies are translated at spot rates and resulting foreign exchange transaction gains and losses are charged to income.

Cash and Cash Equivalents

The Company considers all highly liquid debt investments with a remaining maturity of 90 days or less when purchased to be cash and cash equivalents. The Company places its cash in commercial banks. Accounts in the United States are secured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. From time to time, the Company’s total deposits at commercial banks exceed the balances insured, although as of December 31, 2023, and 2022, cash balances were below the FDIC limit. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

Financial Instruments and Concentrations of Credit and Business Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents and accounts receivable.

Fair Value of Financial Instruments

Fair value accounting is applied for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Financial instruments include cash and cash equivalents, accounts receivable, notes receivable, accounts payable, notes payable, and accrued liabilities.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value Measurements

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with inputs used to measure their fair values. The accounting guidance also establishes a three-level valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon whether such inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions made by the reporting entity.

The three-level hierarchy for the inputs to valuation techniques is briefly summarized as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 – Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3 – Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

Embedded Derivatives

The Company reviews the terms of debt and equity financing transactions to identify whether there are any embedded derivatives that require separation from the related host financial instrument. Any such derivatives are presented at fair value in the consolidated balance sheets, with changes in fair value recorded in other income and {expense) in the consolidated statements of operations and comprehensive loss. The Company separates an embedded provision in a debt or equity contract in which (i) the economic characteristics and risks of the embedded provision are not clearly and closely related to the economic characteristics and risks of the host instrument, (ii) the host instrument itself is not carried at fair value in the consolidated balance sheets, and (iii) the embedded provision would meet the definition of a derivative financial instrument. The Company has not identified any embedded derivatives that require bifurcation from its host instrument.

Accounts Receivable and Allowance for Credit Losses

The Company’s accounts receivable represent amounts considered to be collectible that are owed by its customers. Credit is extended based on evaluation of customers’ financial condition and, generally, collateral is not required. An allowance for credit losses is maintained for estimated losses resulting from the inability of customers to pay. All accounts receivable are reviewed on an account-by-account basis to assess collectability. After exhausting all collection efforts on past due accounts, an account is written off against the allowance for credit losses. Any collections on accounts previously written off are recorded as income in the period of collection. The Company has not recorded an allowance against its receivables based on management’s estimate that the balances recorded in all periods presented are fully collectible.

Inventory, net

Inventory is stated at the lower of cost, determined using the first in, first out basis, or net realizable value. Inventory consists primarily of raw material components used in the manufacturing of SynCardia TAHs and related equipment as well as work-in-process inventory related primarily to SynCardia TAHs. Finished goods consist primarily of SynCardia TAHs and related equipment located at medical centers trained and certified in the implantation of the SynCardia TAH and appropriate patient aftercare (“Centers”). Work-in-process and finished goods include the cost of all direct material, labor and overhead costs. Inventory reserves are

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

recorded based on excess and obsolete exposures, determined primarily by future demand forecasts. These reserves are measured as the difference between the cost of the inventory and net realizable value based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. In addition, a liability is recorded for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities that exceed forecasts of future demand. As of December 31, 2022 and 2023, the Company had no unconditional or noncancelable purchase commitments.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Improvements, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Depreciation begins at the time the asset is placed in service. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operating expenses in the period realized.

The useful lives of the property and equipment are as follows:

TAH-Driver equipment	3 - 5 years
Laboratory equipment	2 - 10 years
Office and computer equipment	5 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Intangible Assets, net

Intangible assets comprise developed technology and trade name. Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over useful lives of twelve years for developed technology and five years for trade name.

Goodwill

Goodwill is subject to an annual impairment test, or earlier if indicators of potential impairment exist. The annual impairment test is performed as of December 31 of each year. The Company has the option to perform a qualitative assessment by examining relevant events and circumstances which could have a negative impact on goodwill, including macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other relevant events specific to the Company. If, after assessing the totality of events or circumstances described above, the Company determines that it is more likely than not that a reporting unit’s fair value is less than its carrying value, the Company will perform a quantitative impairment test. Upon performing the quantitative impairment test, if the fair value of the reporting unit is less than its carrying amount, goodwill is impaired and the excess of the reporting unit’s carrying value over the fair value is recognized as an impairment loss; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. For the purpose of completing its impairment test, the Company performs either a qualitative or a quantitative analysis on a reporting unit basis. All of the goodwill is expected to be deductible for income tax purposes.

Quantitative impairment tests consider both the income approach and the market approach to estimate a reporting unit’s fair value. The income and market valuation approaches consider a number of factors that include, but are not limited to, prospective financial information, growth rates, residual values, discount rates and comparable multiples from publicly traded companies in the Company’s industry and require it to make certain assumptions and estimates regarding industry economic factors and the future profitability of the business. As of December 31, 2023 and 2022, the Company has assessed no impairment of goodwill.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, primarily property and equipment, right-of-use lease assets, developed technology and trade name, for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the Company determines that it is probable that undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. Assets to be disposed of by sale, if any, are reported at the lower of the carrying amount or fair value less cost to sell. As of December 31, 2023 and 2022, the Company has assessed no impairment of long-lived assets.

Revenue Recognition

The Company generates revenue from the sale of the SynCardia TAH, rental of drivers, and from training and certification services, which are required before the first time a transplant center may purchase a SynCardia TAH. Revenue includes sales and services to Centers located in the United States as well as Centers domiciled in foreign countries.

The Company recognizes revenue when it transfers control of promised goods or services to its customers, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition, the Company performs the following five steps:

(i)	identification of the promised goods or services in the contract;

(ii)	determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;

(iii)	measurement of the transaction price, including the constraint on variable consideration;

(iv)	allocation of the transaction price to the performance obligations based on estimated selling prices; and

(v)	recognition of revenue when (or as) the Company satisfies each performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account.

Product Revenues

The Company recognizes revenue when performance obligations identified under the terms of contracts with its customers are satisfied, which generally occurs, for SynCardia TAH systems, upon the transfer of control in accordance with the contractual terms and conditions of the sale. The majority of the Company’s revenue associated with SynCardia TAH systems is recognized at a point in time when the SynCardia TAH system is shipped to the customer. The Company primarily offers assurance-type standard warranties that do not represent separate performance obligations. The Company records amounts billed to customers for reimbursement of shipping and handling costs within revenue. Shipping and handling costs associated with outbound freight after control over a SynCardia TAH system has transferred to a customer are accounted for as fulfillment costs and are included in cost of revenues. Sales taxes and other usage-based taxes are excluded from revenue. The Company gives certain discounts to product distributors based on a contracted amount on the sale of its products. Discounts applied to invoices are not associated with future purchases and solely relate to the product invoiced. As a result, the invoice and transaction price are recorded net of any discounts. The amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer is estimated using the expected value method. Product revenue is billed at the point of sale upon shipment and typically collected within 30 days.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Rental Revenues

Rental revenues primarily consist of rental fees charged to customers who rent the Company’s driver. Revenue is generally recognized over time on a ratable basis over the period of usage beginning on the date that the service is made available. Rental revenue is billed at month end and typically collected within 30 days.

Professional Services Revenues

Professional services revenues primarily consist of training and certification services. The Company’s professional services revenue is recognized when the services are performed. Professional services revenue is billed upon completion of services and typically collected within 30 days.

Contracts with Multiple Performance Obligations

From time to time, the Company has contracts with customers that contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis for those performance obligations with stable observable prices. The Company determines the standalone selling prices based on its overall pricing objectives, taking into consideration market conditions and other factors, including the value of the contracts, pricing when certain services are sold on a standalone basis, the products sold, customer demographics, geographic locations, and the volume of services purchased. As of December 31, 2023, and 2022, there were no unsatisfied performance obligations associated with its customer contracts.

Returns

The Company does not offer rights of return for its products and services in the normal course of business.

Contract Balances

The Company’s contract liabilities, if any, consist of advance payments for systems as well as deferred revenue on service obligations (see Note 5). As of December 31, 2023, and 2022, there was no amount of deferred revenue recorded on the Company’s consolidated balance sheet, respectively.

Practical Expedients

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Payment Terms

Payment terms vary by customer but typically provide for the customer to pay within 30 days. Therefore, customer payment terms are for 12 months or less and do not include significant financing components. The Company performs credit evaluations of customers and evaluates the need for allowances for potential credit losses based on historical experience, as well as current and expected general economic conditions.

Cost of revenues

Cost of revenues includes product costs, labor, overhead, inbound freight, and other product-related costs including excess inventory and obsolescence charges.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Shipping and Handling Fees and Costs

The Company includes shipping and handling fees billed to customers as part of net sales and shipping and handling costs associated with the outbound freight are included in the cost of sales.

Research and Development Costs

Included in research and development costs are wages, stock-based compensation and benefits of employees performing research and development, and other operational costs related to the Company’s research and development activities, including facility-related expenses, allocation of corporate costs, and external costs of outside contractors.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), and foreign currency translation adjustments, net of tax, which are recorded within other comprehensive income (loss).

Income Taxes

The Company calculates its provision for income tax on the basis of the tax laws enacted at the balance sheet date. The Company uses an asset and liability approach for financial accounting and reporting for income taxes that allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. The Company records unrecognized tax benefits, where appropriate, for all uncertain income tax positions. The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period, without consideration of potential common shares.

Diluted net income (loss) per share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding plus common share equivalents from conversion of dilutive stock options using the treasury method and Series A-1 Preferred Stock and Convertible Notes using the as-converted method, except when antidilutive. In the event of a net loss, the effects of all potentially dilutive shares are excluded from the diluted net loss per share calculation as their inclusion would be antidilutive.

Stock-Based Compensation

The Company measures the fair value of all stock-based awards, including stock options, on the grant date and records the fair value of these awards to compensation expense over the service period. The Company has elected to account for forfeitures as they occur. The fair value of stock option awards is estimated using the Black-Scholes valuation model, which considers several variables and assumptions in estimating the fair value of stock-based awards. These assumptions include:

●	per share fair value of the underlying common stock;

●	risk-free interest rate;

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

●	expected term;

●	expected stock price volatility over the expected term; and

●	expected annual dividend yield.

The Company calculates the expected term using the simplified method, or the arithmetic average of the original contractual term and the average vesting term, for “plain vanilla” stock option awards. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the stock-based award. The Company’s common stock is not publicly traded; therefore, it uses the weighted average of the historic volatilities of the stock price of similar publicly traded peer companies, with extra weighting attached to those companies most similar in terms of size, financial leverage and business activity. The Company utilizes a dividend yield of zero, as it has no history or plan for declaring dividends on its common stock.

Leases

The Company records operating leases as right-of-use assets and operating lease liabilities in its consolidated balance sheets for all operating leases with terms exceeding one year. Right-of-use assets represent the right to use an underlying asset for the lease term, including extension options considered reasonably certain to be exercised, and operating lease liabilities represent obligations to make lease payments. Right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term. To the extent that lease agreements do not provide an implicit rate, the Company uses its incremental borrowing rate based on information available at the lease commencement date to determine the present value of lease payments. The expense for operating lease payments is recognized on a straight-line basis over the lease term and is included in operating expenses in the Company’s consolidated statement of operations. The Company has elected to not separate lease and non-lease components of its operating leases.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) who is the Company’s chief executive officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. The CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated and aggregated basis. Accordingly, the Company has determined that it operates in one operating and reportable segment.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, (ASU 2016-13), which enhances the methodology of measuring expected credit losses to include the use of forward-looking information to better inform credit loss estimates. In November 2019, the FASB issued ASU 2019-10, which postponed the date of adoption of ASU 2016-13, such that it is effective for the Company for fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-13 effective January 1, 2023, and the adoption did not have a material impact on the Company’s financial position or results of operations.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements

The Company has reviewed all newly issued accounting pronouncements and concluded that they either are not applicable to the Company’s operations, or no material effect is expected on its consolidated financial statements as a result of future adoption.

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company had no financial instruments measured at fair value on a recurring basis as of December 31, 2023, and 2022.

The Company has certain non-financial assets, primarily intangible assets and goodwill, which are measured at fair value on a nonrecurring basis and are adjusted to fair value only to the extent that an impairment charge is recognized. The Company estimates the fair value of these assets using primarily unobservable inputs; therefore, these are considered Level 3 fair value measurements.

4.	CERTAIN BALANCE SHEET COMPONENTS

(a)	Inventory, Net

Inventory, net of provisions for potentially excess, obsolete or impaired goods, consists of the following (in thousands):

	December 31, 2023	December 31, 2022
Raw materials	$6,287	$5,315
Work in process	1,093	1,288
Finished goods	1,704	2,438
	$9,084	$9,041

Allowance for excess and obsolete inventory	(2,191)	(1,715)
Inventory, net	$6,893	$7,326

(b)	Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31, 2023	December 31, 2022
Equipment	$717	$898
Furniture and fixtures	6	6
Leasehold improvements	101	101
Total cost	824	1,005

Less: accumulated depreciation	(459)	(293)
Property and equipment, net	$365	$712

Depreciation expense was $228 and $231 for the years ended December 31, 2023, and 2022, respectively.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CERTAIN BALANCE SHEET COMPONENTS (cont.)

(c)	Intangible Assets, Net

Intangible assets consist of the following (in thousands):

	As of December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Developed Technology	$760	$(142)	$618
Trade Name	120	(54)	66
Total	$880	$(196)	$684

	As of December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Developed Technology	$760	$(79)	$681
Trade Name	120	(30)	90
Total	$880	$(109)	$771

Amortization expense for the years ended December 31, 2023 and 2022, was $87 for each period.

As of December 31, 2023, developed technology and trade name had remaining lives of 9.75 and 2.75 years, respectively. The estimated future amortization expense for the next five years and thereafter is as follows (in thousands):

December 31, 2023
2024	$87
2025	87
2026	82
2027	64
2028	63
Thereafter	301
Total	$684

(d)	Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	December 31, 2023	December 31, 2022
Accrued compensation	$770	$248
Accrued clinical and manufacturing expenses	458	397
Accrued professional and consulting services	470	50
Other liabilities, current portion	64	25
Total other accrued liabilities, current portion	1,762	720
Other liabilities, noncurrent portion	670	-
Total current and noncurrent other accrued liabilities	$2,432	$720

Accrued compensation includes sales commissions, payroll, employee PTO and, in 2023, employee and NEO bonuses.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CERTAIN BALANCE SHEET COMPONENTS (cont.)

Accrued clinical and manufacturing expenses represent royalties payable under a ten-year worldwide licensing agreement related to intellectual property covering the design and production of valves used in the SynCardia TAH. The sums due to the vendor are secured by the license agreement.

Accrued professional and consulting services represent payables related to legal, accounting, and valuation services provided in preparation of the Company’s potential acquisition or its initial public offering.

At the end of 2023, the Company’s management made the decision to terminate its sales and distribution agreement with State of the Art Medical Products, Inc. (SOTA). In connection with the termination of the agreement, the Company agreed to pay a termination penalty of $505,085, payable at $21,045 per month over a period of 24 months and a refund of $415,000 for returned inventory payable on May 1, 2025. Any payments not received on the due dates are subject to a monthly interest of 1%. As of December 31, 2023, $250,000 of the termination penalty has been included in noncurrent other accrued liabilities.

5.	REVENUE

Disaggregation of Revenue

The Company believes that the nature, amount, timing and uncertainty of its revenue and cash flows and how they are affected by economic factors are most appropriately depicted by (i) geographic region, based on the shipping location of the customer, and (ii) type of product or service provided.

Total revenue based on the disaggregation criteria described above is as follows (dollars in thousands):

	Year Ended December 31,
	2023		2022
	Revenue	% of revenue	Revenue	% of revenue
Revenue by geographic area
United States	$3,636	72%	$2,787	68%
Europe	889	18%	1,137	27%
Saudi Arabia	518	10%	189	5%
Total	$5,043	100%	$4,113	100%

Revenue by type
Products	$4,941	98%	$3,752	91%
Rentals	102	2%	361	9%
Total	$5,043	100%	$4,113	100%

Revenue from products includes related services, which represented less than 10% of product revenue for both periods. Sales included $737,000, or 14% of total revenue, and $1.1 million, or 27% of total revenue, to Serbia in the years ended December 31, 2023, and 2022, respectively. Customer concentrations are recorded in Note 6.

Contract assets. There were no contract assets, representing unbilled receivables where revenue has been recognized in advance of customer billings, as of December 31, 2023, and 2022.

Remaining Performance Obligations. Remaining Performance Obligations (“RPO”) comprise deferred revenue plus unbilled contract revenue. As of December 31, 2023, and 2022, there was no RPO.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	CONCENTRATIONS

Customers accounting for more than 10% of revenue in any of the periods presented are summarized as follows (in thousands, except percentages):

	Year Ended December 31,
	2023		2022
Customer A	$1,876	37%	$172	4%
Customer B	$737	15%	$1,121	27%
Customer C	$536	11%	$848	21%

The Company’s contract with Customer C, a U.S. distributor, was terminated effective December 31, 2023. As of December 31, 2023, Customer B accounted for 60% of the accounts receivable balance, respectively, and two other customers accounted for 28% and 12%, respectively. As of December 31, 2022, Customer B accounted for 28% of the accounts receivable balance and three other customers accounted for 21%, 21% and 17%, respectively. Concentrations of revenues derived from foreign countries are disclosed in Note 5.

Long-lived assets by geographic areas as of December 31, 2023 and 2022, are as follows (in thousands):

	December 31, 2023	December 31, 2022
United States	$340	$676
Foreign, principally in Europe	25	36
Property and equipment, net	$365	$712

7.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Company has obtained the right of use for office and manufacturing facilities under an operating lease agreement with an initial term exceeding one year and has one operating lease agreement for office equipment with an initial term exceeding one year, and two with initial terms of less than one year. The Company also has one finance lease for office equipment with a discount rate of 6.35% and a remaining term of 1.25 years.

Right-of-use assets acquired under finance and operating leases as of December 31, 2023 and 2022, consist of the following (in thousands):

	December 31, 2023	December 31, 2022
Finance leases:
Office equipment	$23	$60
Finance lease right-of-use assets, net	$23	$60

Operating Leases:
Facilities	$907	$1,128
Office equipment	19	31
Operating lease right-of-use assets, net	$926	$1,159

The Company obtained the right of use of real estate located in Tucson, Arizona, in February 2015 under a lease that terminated on December 31, 2022, which was subsequently renewed from February 1, 2022, until January 31, 2027, with no extension option. The first 5.5 months of the renewed term were rent-free, and rent payments escalate annually by 2.5%. As of December 31, 2022, the weighted average discount rate for operating leases with initial terms of more than one year was 12.0% and the weighted average remaining term of these leases was 4.04 years. As of December 31, 2023, the weighted average discount rate for operating leases with initial terms of more than one year was 12.0% and the weighted average remaining term of these leases was 3.05 years.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	COMMITMENTS AND CONTINGENCIES (cont.)

The following table summarizes the Company’s undiscounted cash payment obligations for its operating and finance lease liabilities with initial terms of more than twelve months as of December 31, 2023 (in thousands):

	Operating Leases	Finance Lease
2024	$407	$11
2025	407	3
2026	412	-
2027	34	-
Undiscounted total	1,260	14
Less: imputed interest	(201)	(1)
Present value of future minimum payments	1,059	13
Current portion of lease liability	(300)	(10)
Lease liability, net of current portion	$759	$3

Certain operating lease agreements for facilities include non-lease costs, such as common area maintenance, which are recorded as variable lease costs. Cash paid for amounts included in the measurement of operating lease liabilities totaled $383 and $249 for the years ended December 31, 2023, and 2022, respectively. Operating lease expenses for the years ended December 31, 2023, and 2022, are summarized as follows (in thousands):

	Year Ended December 31,
	2023	2022
Operating lease cost	$373	$375
Short-term lease cost	10	16
Variable lease cost	18	10
Total operating lease cost	$401	$401

Cash paid under finance leases totaled $10 and $28 in the years ended December 31, 2023, and 2022, respectively.

(b)	Option Awards

As of December 31, 2023, the Company’s agreements with certain of its officers, employees and contractors include provisions for stock option awards. These options were granted on June 28, 2024. See Note 15.

(c)	China Corporation

On July 2, 2023, the Company granted SynCardia Medical (Beijing), Inc. (“SynCardia Beijing”) exclusive distribution rights of its products in mainland China, Hong Kong, Macau and Taiwan. Contingent on the Company becoming publicly traded on a stock exchange, it would be committed to contribute approximately $2.85 million in exchange for a 60% ownership interest and control of the board of directors of SynCardia Beijing. Should this occur, non-controlling owners would also invest approximately $2.85 million to obtain a 40% ownership interest in SynCardia Beijing and the Company would begin to consolidate its results in its consolidated financial statements.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	COMMITMENTS AND CONTINGENCIES (cont.)

(d)	Indemnifications

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend indemnified parties for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company currently has directors’ and officers’ insurance.

(e)	Litigation

From time to time the Company may be involved in claims arising in connection with its business. Based on information currently available, the Company believes that the amount, or range, of reasonably possible losses in connection with any pending actions against it in excess of established reserves, in the aggregate, not to be material to its consolidated financial condition or cash flows. However, losses may be material to the Company’s operating results for any particular future period, depending on the level of income or loss for such period.

8.	CONVERTIBLE NOTES

During the period May through September of 2023, the Company issued unsecured convertible notes (the “2023 Convertible Notes”) for a total of $4.2 million, which accrue simple interest at 6% per annum commencing on the issuance date of each 2023 Convertible Note. Issuance costs were not significant and interest accrued totaled $122,000 in the year ended December 31, 2023. The maturity date of each 2023 Convertible Note is two years after the issuance date. Each 2023 Convertible Note shall be automatically converted into a number of shares of PMI’s common stock equaling the outstanding balance of the note, being the principal plus accrued interest, divided by 7.0414, on the maturity date or, if sooner, on the day before the Company becomes publicly traded on a stock exchange. The Company determined that the 2023 Convertible Notes did not contain any embedded derivatives requiring bifurcation.

9.	TEMPORARY EQUITY AND STOCKHOLDER’S DEFICIT

(a)	Redeemable Convertible Preferred Stock

In September 2021, the Company amended the Articles of Incorporation to allow for the issuance of 30,000,000 shares of Series A-1 Preferred Stock. Upon certain change in control events that are outside of the Company’s control, including sale of substantially all of the Company’s assets or the occurrence of a Deemed Liquidation Event, the holders of the Preferred Shares may cause redemption of the Preferred Shares. Accordingly, these shares are considered contingently redeemable and are classified as temporary equity on the accompanying consolidated balance sheets. The Series A-1 Preferred Stock may be converted at the option of the holder at any time and without the payment of additional consideration by the holder into a number of fully paid and non-assessable shares of common stock based on the terms within the Articles of Incorporation.

In September 2021, 10,000,000 shares of Series A-1 Preferred Stock were sold for cash proceeds of $1.00 per share, and 2,065,000 shares of Series A-1 Preferred Stock were issued as conversion shares to holders of the then outstanding convertible notes at a price of $1.00 per share. In December 2022, 5,550,000 shares of Series A-1 Preferred Stock were issued for payment in kind of notes payable at a price of $1.00 per share. In December 2022, 791,857 shares of Series A-1 Preferred Stock were issued for a total consideration of $2,650,000. No gain or loss is recognized on the settlement of the $5,550,000 notes as the conversion of the notes and the proceeds received of $2,650,000 were considered capital contributions to reach the $20 million capital raise provided for in the acquisition agreement with Sindex. See also Note 9(b) below.

Following are the rights and privileges related to the Series A-1 redeemable convertible preferred stock:

●	Dividend Provision: The holders of the preferred stock in preference to the holders of common stock are entitled to receive, if and when declared by the board of directors, dividends at the rate of 12% of the original issue price, defined as $1.00, per annum. Such dividends are cumulative

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	TEMPORARY EQUITY AND STOCKHOLDER’S DEFICIT (cont.)

and compound annually. No dividends have been declared to date. In addition, the holders of the preferred stock are entitled to receive a dividend equal to any dividend paid on common stock, when and if declared by the board, on the basis of the number of common shares into which the preferred stock may be convertible. As of December 31, 2023, and 2022, undeclared dividends with respect to the outstanding Series A-1 Preferred Stock totaled approximately $4.3 million and $1.9 million, respectively. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A-1 Preferred Stock will be entitled to the original issue price plus accrued dividends before any funds are available to common stockholders.

●	Conversion Rights: All holders of the Company’s preferred stock have a right to convert the outstanding balances of preferred shares at any time following the date of issuance into a number of fully paid common shares, as specified in the Articles of Incorporation. The conversion rate is the original issue price for the relevant shares divided by the conversion price of the relevant shares, subject to anti-dilution adjustments. In the event of a sale of shares in a public offering resulting in gross proceeds of $25 million to the Company, such conversion into common stock would be mandatory.

●	Liquidation Preferences: In the event of any liquidation, dissolution, winding-up or sale or merger of the Company, whether voluntarily or involuntarily, each holder of Preferred Stock is entitled to receive, in preference to the holders of common stock, a per-share amount equal to the original issue price, plus all declared but unpaid dividends.

●	Voting Rights: Each holder of outstanding shares of Preferred Stock is entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Preferred Stock vote together with the holders of Common Stock on an as-converted-to-Common-Stock-basis and not as a separate class.

(b)	Common Stock

The Company is authorized to issue 45,000,000 shares of common stock, $0.0001 par value per share. The voting, dividend and liquidation rights of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the Series A-1 Preferred Stock. The Company shall not declare or pay a dividend on any share of Preferred Stock without also declaring or paying a dividend on any share of common stock that is equal to the dividend declared and or paid on the share of Preferred Stock divided by the number of shares of common stock into which such share of Preferred Stock is then convertible.

The holders of common stock are entitled to one vote per share at all meetings of stockholders, provided that they may not vote to amend the Certificate of Incorporation relating to the terms of any outstanding series of Preferred Stock if the holders of that series are entitled to vote thereon. The number of authorized shares of common stock may only be changed by the affirmative vote of the holders of a majority of shares outstanding. There are no sinking fund provisions applicable to the common stock.

In connection with the acquisition of SynCardia on September 27, 2021, PMI issued 2,585,560 shares of its common stock, valued at $1.00 per share, to Sindex SSI Financing, LLC (“Sindex”), which represented 15% of the fully diluted capitalization of PMI at the closing of the acquisition. The fair value was based on the price paid by Hunniwell Picard I (“Hunniwell”) for Series A-1 Preferred Stock issued by PMI immediately before the business combination.

The acquisition agreement included a contingent consideration arrangement that required additional shares to be issued in order to maintain Sindex’s 15% noncontrolling interest throughout the agreed-upon anti-dilution period. The contingent share issuance liability represented an undertaking to maintain Sindex’s noncontrolling interest in the Company at 15% until the earlier of (i) 24 months from the date of the business combination and (ii) a total of $20 million had been raised. On December 28, 2022, a further 1,105,011 shares were issued to Sindex as full settlement of the contingent share issuance provision. The number of shares issued was a calculated amount to maintain the proportionate Sindex 15% common stock ownership after the total of $20 million had been raised. See also Note 9(a) above.

The Company had shares of common stock reserved for issuance as follows:

	December 31, 2023	December 31, 2022
Conversion of Convertible Notes	608,052	-
Options issued and outstanding	1,646,973	1,761,473
Available for future grants of equity awards	938,587	824,087
Total	3,193,612	2,585,560

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	SHARE BASED COMPENSATION

On September 26, 2021, the Company’s board of directors approved the adoption of the 2021 Equity Incentive Plan (the “2021 Plan”), under which the Company is authorized to issue incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, other stock awards and performance awards that may be settled in cash, stock, or other property.

The aggregate number of shares of common stock authorized for issuance under the 2021 Plan is 2,585,560 shares, which may be increased through an amendment to the 2021 Plan adopted by the board of directors. The number of shares authorized is subject to standard adjustments in the event of a stock split, stock dividend or other extraordinary dividend, or other similar change in the Company’s common stock or capital structure. Awards that expire or are cancelled generally become available for issuance again under the 2021 Plan. Awards have a maximum term of ten years from the grant date and generally vest over four years, but may vest over varying periods, as specified by the Company’s board of directors for each grant.

A summary of stock option transactions in each of the two years ended December 31, 2023, is as follows:

	Shares Available For Grant	Number of Options Outstanding	Weighted Average Exercise Price
Balance at January 1, 2022	2,585,560	-	$-
Granted	(1,761,473)	1,761,473	$0.50
Balance at December 31, 2022	824,087	1,761,473	$0.50

Forfeited	64,815	(64,815)	$0.50
Canceled	49,685	(49,685)	$0.50
Balance at December 31, 2023	938,587	1,646,973	$0.50

As of December 31, 2023, there were 1,646,973 options outstanding with a weighted average exercise price of $0.50, a weighted average remaining term of 7.90 years and an aggregate intrinsic value of $3.0 million. Of these, 906,329 were vested, with a weighted average exercise price of $0.50, a weighted average remaining term of 7.85 years and an aggregate intrinsic value of $1.5 million.

The aggregate intrinsic value represents the total pre-tax value (i.e., the difference between the Company’s stock price and the exercise price) of stock options outstanding as of December 31, 2023, which, due to the absence of an active market for the Company’s common stock, is based on an Internal Revenue Code Section 409A valuation of $9.19 per share, which would have been received by the option holders had all their in-the-money options been exercised and sold as of that date. No options have been exercised since the 2021 Plan’s adoption.

No options were awarded in the year ended December 31, 2023. The weighted average grant date fair value of options awarded in the year ended December 31, 2022, was $0.31, based on a weighted average exercise price of $0.50 and estimated using the following assumptions:

Common stock price	$0.47
Risk-free interest rate	1.97% – 3.91%
Expected term	5.69 – 6.06 Years
Expected volatility	76% – 78%
Dividend yield	-%

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	SHARE BASED COMPENSATION (cont.)

The Company measures the fair value of all stock-based awards on the grant date and records the fair value of these awards to compensation expense over the service period. Total stock-based compensation recognized for options was as follows (in thousands):

	Year Ended December 31,
	2023	2022
Cost of revenue	$2	$4
Research and development	11	13
Selling, general and administrative	120	131
Total stock-based compensation	$133	$148

As of December 31, 2023, the unrecognized stock-based compensation cost related to outstanding stock options that are expected to vest was $242, which the Company expects to recognize over an estimated weighted average period of 1.96 years.

11.	INCOME TAXES

The components of the Company’s net income (loss) before the provision (benefit) for income taxes are as follows for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,
	2023	2022
Domestic operations	$(14,741)	$(11,023)
Foreign operations	(830)	(134)
Total	$(15,571)	$(11,157)

The provision for income taxes consists of the following for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,
	2023	2022
Current:
Federal	$-	$-
State	(2)	11
Foreign	-	-
Total Current	(2)	11

Deferred:
Federal	-	-
State	-	-
Foreign	-	-
Total Deferred	-	-

Provision (benefit) for income taxes	$(2)	$11

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	INCOME TAXES (cont.)

A reconciliation of the provision for income taxes with the expected provision for income taxes computed by applying the federal statutory income tax rate of 21% to the net loss before provision for income taxes for the years ended December 31, 2023 and 2022, is as follows:

	Year Ended December 31,
	2023		2022
U.S. federal taxes at statutory rate	$(3,238)	21.00%	$(2,343)	21.00%
State taxes (net of federal benefit)	3	(0.02)%	11	(0.10)%
Foreign rate differential	43	(0.28)%	28	(0.25)%
Permanently non-deductible items	51	(0.33)%	67	(0.60)%
Tax credits	(186)	1.20%	(153)	1.37%
Change in valuation allowance	3,434	(22.26)%	2,401	(21.52)%
Other	(107)	0.69%	-	0.00%
Release of FIN 48	(2)	0.01%	-	0.00%
Provision (benefit) for income taxes	2	(0.01)%	11	(0.3)%

The Company’s actual tax expense differed from the statutory federal income tax expense using a tax rate of 21% for the years ended December 31, 2023 and 2022, primarily due to foreign income taxes, nondeductible expenses, research and development tax credits, and the change in valuation allowance.

The components of the deferred tax assets as of December 31, 2023 and 2022, are as follows (in thousands):

	December 31, 2023	December 31, 2022
Deferred tax assets:
Net operating loss carry-forwards	$5,253	$2,230
Research and development tax credits	365	179
Capitalized research and development	872	449
Accruals and reserves	528	143
Inventory allowance	684	602
Lease liability	283	353
Other	36	3
Total deferred tax assets	8,021	3,959
Valuation allowance	(7,648)	(3,425)
Deferred tax assets net of valuation allowance	373	534
Deferred tax liabilities:
Depreciation and amortization	(123)	(212)
Right-of-use assets	(251)	(322)
Total deferred tax liabilities	(373)	(534)
Net deferred tax assets	$-	$-

As of December 31, 2023 and 2022, the Company had net operating loss (“NOL”) carryforwards of $20 million and $9.0 million for federal purposes, and $19.2 million and $8.3 million for state purposes, respectively. The federal NOL carryforwards carry forward indefinitely and the state NOLs begin to expire in various years beginning in 2026.

The Company has a German subsidiary which had nominal income tax expense as of December 31, 2023 and December 31, 2022.

As of December 31, 2023 and 2022, the Company had federal research and development tax credit carryforwards of $365 and $179, respectively. The federal research and development tax credits will begin to expire in 2041.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	INCOME TAXES (cont.)

Sections 382 and 383 of the Internal Revenue Code provide for a limitation on the annual use of NOL and tax credit carryforwards following certain ownership changes that could limit the Company’s ability to utilize these carryforwards. Due to the existence of the valuation allowance, limitations under Section 382 and 383 will not impact the Company’s effective tax rate. Further analyses will be performed prior to recognizing the benefits of any losses or credits in the financial statements.

The Company is required to reduce its deferred tax assets by a valuation allowance if it is more likely than not that some or all of its deferred tax assets will not be realized. Management concluded that it was not more likely than not that its deferred tax assets will be realized. As such, the Company recorded a valuation allowance against all of its net deferred tax assets as of December 31, 2023 and 2022. The net change in total valuation allowance was an increase of approximately $4.2 million and $2.8 million for the years ended December 31, 2023 and 2022, respectively. The increase in both periods is primarily due to the increase in NOL and tax credit carryforwards.

The Inflation Reduction Act of 2022 (the “IRA”) was enacted into U.S. law on August 16, 2022. The IRA includes various tax provisions, including an excise tax on stock repurchases, expanded tax credits for clean energy incentives, and a 15 percent corporate alternative minimum tax on profits that generally applies to U.S. corporations with average adjusted financial statement income over a three-year period in excess of $1.0 billion. The Company does not expect the IRA to materially impact its financial statements.

The Company records unrecognized tax benefits, where appropriate, for all uncertain income tax positions. The Company recorded unrecognized tax benefits for uncertain tax positions of approximately $0 and $2,000, with nominal interest and penalties, as of December 31, 2023 and 2022, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,
	2023	2022
Beginning Balance	$2	$2
Additions based on tax positions related to the current year	-	-
Decreases related to prior years’ tax positions	(2)	-
Ending Balance	$-	$2

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. During the years ended December 31, 2023 and 2022, the Company recognized nominal interest and penalties associated with unrecognized tax benefits. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company files U.S. federal and various state income tax returns. The Company is subject to tax audits in all jurisdictions in which it files income tax returns. There are currently no tax audits that have commenced with respect to income tax returns in any jurisdiction. The statute is open for all of the Company’s 2021, 2022 and 2023 income tax returns.

12.	NET LOSS PER SHARE

Basic and diluted net loss per share are shown in the consolidated statements of operations and comprehensive loss.

No adjustment has been made to the net loss for charges related to the Convertible Notes or Series A-1 Convertible Preferred Stock as the effect would be anti-dilutive due to the Company’s net loss. The following

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	NET LOSS PER SHARE (cont.)

outstanding stock options and shares issuable upon conversion of Convertible Notes and Series A-1 Convertible Preferred Stock were not considered in the computation of diluted net loss per share attributable to holders of common stock as they had antidilutive effects for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
Common shares issuable upon exercise of common stock options	1,646,973	1,761,743
Common shares issuable upon conversion of Convertible Notes	608,052	-
Shares issuable upon conversion of Series A-1 Preferred Stock	18,406,857	18,406,857
Total common shares excluded from denominator for diluted earnings per share computation	20,661,882	20,168,600

13.	RETIREMENT PLANS

The Company maintains a 401(k) Plan for the benefit of eligible employees in the United States. The 401(k) Plan includes a cash or deferred arrangement pursuant to Section 401(k) of the Internal Revenue Code sponsored by the Company to provide eligible employees an opportunity to defer compensation and have such deferred amounts contributed to the 401(k) Plan on a pre-tax basis, subject to certain limitations. The Company, at the discretion of the Board of Directors, may make contributions of cash to match deferrals of compensation by participants in the 401(k) Plan. To date, the Company has made no matching contributions to the 401(k) Plan.

14.	RELATED PARTY TRANSACTIONS

Versa Capital Management, LLC (“Versa”) shares common ownership with Sindex, which owned 100% of the outstanding membership interest of SynCardia prior to the acquisition by PMI. To enable Versa to pay transaction costs on behalf of SynCardia in conjunction with PMI’s acquisition, on September 27, 2021, PMI advanced $100,000 to Versa under an unsecured promissory note (the “Versa Note”) which accrues interest at 8% per annum, compounding annually, repayable within 18 months. The balance receivable under the Versa Note, including accrued interest, was $112,000 and $110,000 as of December 31, 2023 and 2022, respectively. This note receivable has not been collected. The Versa Note is included within the caption “Due from related parties” within current assets.

During the year ended December 31, 2022, the Company received a total of $5.55 million from Hunniwell, the owner of all of PMI’s outstanding preferred stock, under a series of interest-free convertible note agreements. On December 28, 2022, these convertible notes were converted into 5,550,000 shares of Series A-1 Preferred Stock (see Note 9).

On December 28, 2022, PMI issued 791,857 shares of Series A-1 Preferred Stock to Hunniwell for cash of $2.65 million. This subscription receivable as of December 31, 2022, is included within the caption “Due from related parties” within current assets as of that date and was collected on January 5, 2023.

On June 15, 2023, the Company borrowed $350,000 from Hunniwell, which was interest-free and was repaid on July 6, 2023, then on July 13, 2023, the Company borrowed another $350,000 from Hunniwell, also interest-free, which was repaid on September 7, 2023, and on October 18, 2023, the Company borrowed a further $180,000 from Hunniwell under an interest-free loan agreement, which was repaid on November 16, 2023. In addition, on June 28, 2023, the Company borrowed $90,000 from one of its directors and on August 3, 2023, the Company borrowed a further $350,000 from the same director under interest-free loan agreements, both of which are included under the caption “Loans from related parties” as of December 31, 2023. The purpose of these loans were for working capital.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY TRANSACTIONS (cont.)

On September 25, 2023, the Company issued a $300,000 Convertible Note (see Note 8) to a limited partner in Hunniwell. At December 31, 2023, this loan remains outstanding. The purpose of this loan was for working capital.

In September 2023, the Company determined that a related party payable of $620,000 to Sindex was no longer owed and recognized the forgiveness of this liability as a contribution to capital.

On October 1, 2023, to meet short-term funding requirements, the Company borrowed $1.0 million from Fang Family Fund, LLC (“FFF”), an entity affiliated with one of its directors, under an agreement for an unsecured loan which bears interest at the rate of LIBOR plus 2%, compounding monthly, repayable after one year or, if sooner, on the date of a public listing on a stock exchange. This loan, plus accrued interest of $17,000, is included under the caption “Loans from related parties” as of December 31, 2023, remains outstanding. This loan was subsequently aggregated, which aggregated loan bears interest at the rate of 6%.

On November 1, 2023, the Company borrowed a further $400,000 from FFF under an agreement for an unsecured interest-free loan, repayable after six months or, if sooner, on the date on which $2 million in external funding is received. On November 14, 2023, the Company borrowed an additional $1.2 million from FFF under an agreement for an unsecured interest-free loan, repayable after three months or, if sooner, on the date on which $2 million in external funding is received. Both of these loans, which are included under the caption “Loans from related parties” as of December 31, 2023, remain outstanding.

On December 20, 2023, the Company borrowed $1.0 million from Fang Family Fund, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner on the date which $5 million in external funding is received. At December 31, 2023 this loan remains outstanding. The purpose of this loan was for working capital.

15.	SUBSEQUENT EVENTS

In connection with the issuance of the consolidated financial statements for the year ended December 31, 2023, the Company has evaluated subsequent events through August 23, 2024, the date the consolidated financial statements were issued.

On April 23, 2023, the Company entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with Altitude Acquisition Corp. (“Altitude”), Altitude Merger Sub I, Inc. (“Merger Sub I”) and Altitude Merger Sub II, LLC (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”), wholly-owned subsidiaries of Altitude. On February 21, 2024, the transactions proposed under the Merger Agreement were terminated by mutual agreement of Altitude and the Company.

On January 2, 2024, the Company formed a new wholly owned subsidiary in Australia to perform research and development work.

Related Party Transactions

On January 11, 2024, the Company borrowed $1.0 million from Fang Family Fund, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date on which $5 million in external funding is received.

On February 6, 2024, the Company borrowed $450,000 from Fang Family Fund, LLC, an entity affiliated with one of its executive directors, under an interest-free loan which was repaid on February 8, 2024.

On February 21, 2024, the Company borrowed $450,000 from Fang Family Fund, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date on which $5 million in external funding is received.

On March 11, 2024, the Company borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan which was repaid on May 17, 2024.

On March 28, 2024, the Company borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date on which $500,000 in external funding is received.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	SUBSEQUENT EVENTS (cont.)

On April 10, 2024, the Company borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date which $500,000 in external funding is received.

On April 17, 2024, the Company borrowed $200,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan which was repaid on May 17, 2024.

On June 5, 2024, the Company borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on a date within 2 months of the loan execution date in which $500,000 in external funding is received.

Effective July 2, 2024, all loans outstanding as of June 20, 2024, from Richard Fang, Fang Family Fund, LLC and Fang Family Fund II, LLC, were consolidated into one loan with a total principal amount of $7,046,090. This loan accrues simple interest at the rate of 6% per annum, and is repayable after six months, unless amended. However, in the event of an initial public offering, while the loan remains outstanding, all principal, together with all unpaid accrued interest, would be automatically converted into common stock of the Company at a 50% discount to the lowest price per share paid by the other purchasers of the equity securities in the initial public offering.

On June 25, 2024, the Company borrowed $350,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on a date within two months of the loan execution date on which $1,000,000 in external funding is received.

On July 9, 2024, the Company borrowed $580,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under a loan which bears interest at the LIBOR rate, compounding monthly, repayable after six months or, if sooner, on the date in which $5 million in external funding is received.

On August 7, 2024, the Company borrowed $110,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date on which the Company goes public through a successful IPO or receives $5 million in external funding.

Convertible Notes Payable

During April 2024, the Company delivered a Convertible Note Purchase Agreement to prospective investors seeking to raise an aggregate amount of up to $15.0 million (“Convertible Notes”, “Convertible Note”, and “Notes”). The unsecured Convertible Notes accrue simple interest at 6% per annum commencing on the issuance date of each Convertible Note. The maturity date of each Convertible Note is six months after the issuance date, or if sooner, on the date in which the Company consummates an initial public offering (“IPO”). Each Convertible Note, together with unpaid accrued interest, shall be automatically converted into the securities issued in the IPO at a conversion price equal to fifty percent (50%) of the lowest price per share paid by the other purchasers of equity securities in the IPO. Alternatively, in the event the Company consummates an equity, debt, or other financing prior to an IPO, then all principal, together with all unpaid accrued interest under the Notes, shall automatically convert, in the event of an equity financing, into the securities issued at a conversion price equal to fifty percent (50%) of the lowest price per share paid by the other purchasers of equity securities prior to such financing, or, in the event of a debt financing prior to an IPO, the terms of these Notes shall be amended and restated to match the terms of such debt financing at the lender’s option. The Company has raised total principal of approximately $3.7 million from these convertible notes through the date of this report.

PICARD MEDICAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	SUBSEQUENT EVENTS (cont.)

Stock Option Awards

On June 28, 2024, the Company granted a total of 2,018,371 options to certain employees and contractors which vest over a period of 4 years, with vesting commencement dates ranging from January 1, 2023, to April 1, 2024, an exercise price of $1.52, and a term of 10 years.

Leases

In March 2024, the Company entered into a financing lease for office equipment with monthly payments of $5,461 over a period of 3 years. The Company calculated the present value of the lease payments to be $177,000 using a discount rate of 6.27% and a term of 3 years.

PICARD MEDICAL, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$6	$244
Accounts receivable	515	629
Inventory, net	7,926	6,893
Due from related parties	112	112
Prepaid expenses and other current assets	1,194	883
Total current assets	9,753	8,761

Property and equipment, net	246	365
Finance lease right-of-use assets, net	189	23
Operating lease right-of-use assets, net	730	926
Intangible assets, net	618	684
Goodwill	615	615
Total assets	$12,151	$11,374

Liabilities, Temporary Equity and Stockholders’ Deficit
Current liabilities:
Accounts payable	$5,092	$3,083
Current portion of finance lease liability	65	10
Current portion of operating lease liability	330	300
Loans from related parties	1,840	4,057
Convertible notes payable to related party, net	6,029	-
Current portion of convertible notes payable, net	7,628	-
Derivative liability	2,909	-
Accrued interest	501	-
Other accrued liabilities	2,206	1,762
Total current liabilities	26,600	9,212

Finance lease liability, net of current portion	113	3
Operating lease liability, net of current portion	508	759
Convertible notes payable, net of current portion	-	4,282
Noncurrent other accrued liabilities	63	670
Total liabilities	27,284	14,926

Commitments and contingencies (Note 7)

Temporary equity:
Preferred stock, $0.0001 par value; 30,000,000 shares authorized; 18,406,857 Series A-1 issued and outstanding as of September 30, 2024 and December 31, 2023; liquidation value $24,734 and $22,723 as of September 30, 2024 and December 31, 2023, respectively	20,265	20,265

Stockholders’ deficit:
Common stock, $0.0001 par value; 45,000,000 shares authorized; 4,314,363 and 3,690,571 shares issued as of September 30, 2024 and December 31, 2023, respectively of which 3,690,571 and 3,690,571 are outstanding as of September 30, 2024 and December 31, 2023, respectively	-	-
Additional paid-in capital	5,336	4,676
Accumulated other comprehensive income	269	293
Accumulated deficit	(41,003)	(28,786)
Stockholders’ deficit	(35,398)	(23,817)
Total liabilities, temporary equity and stockholders’ deficit	$12,151	$11,374

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PICARD MEDICAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2024	2023	2024	2023
Revenues, net:
Products	$881	$825	$3,498	$4,130
Rentals	-	76	57	87
Total revenues	881	901	3,555	4,217

Cost of revenues:
Products	1,067	1,155	2,435	5,010
Rentals	487	165	1,368	407
Total cost of revenues	1,554	1,320	3,803	5,417

Gross loss	(673)	(419)	(248)	(1,200)

Operating expenses:
Research and development	961	580	2,591	1,633
Selling, general and administrative	2,810	2,368	7,301	6,759
Total operating expenses	3,771	2,948	9,892	8,392

Operating loss	(4,444)	(3,367)	(10,140)	(9,592)

Other income and (expense):
Interest income	-	-	-	2
Interest expense	(1,382)	(44)	(1,636)	(59)
Derivative loss	(380)	-	(441)	-
Other income (expense), net	-	125	-	72

Loss before income taxes	(6,206)	(3,286)	(12,217)	(9,577)

Provision for income taxes	-	-	-	-

Net loss	(6,206)	(3,286)	(12,217)	(9,577)

Undeclared Series A-1 preferred dividends	(683)	(603)	(2,011)	(1,784)

Net loss attributable to common stockholders	$(6,889)	$(3,889)	$(14,228)	$(11,361)

Net loss per share—basic and diluted	$(1.87)	$(1.05)	$(3.86)	$(3.08)

Weighted average common shares outstanding—basic and diluted	3,690,571	3,690,571	3,690,571	3,690,571

Comprehensive Loss:
Net loss	$(6,206)	$(3,286)	$(12,217)	$(9,577)
Foreign currency translation adjustments, net of tax	8	(162)	(24)	(156)
Comprehensive loss	$(6,198)	$(3,448)	$(12,241)	$(9,733)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PICARD MEDICAL, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TEMPORARY EQUITY
AND STOCKHOLDERS’ DEFICIT
 (In thousands, except share amounts)

	Series A-1 Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Equity
Balances as of December 31, 2023	18,406,857	$20,265	3,690,571	$-	$4,676	$(28,786)	$293	$(23,817)

Stock-based compensation	-	-	-	-	31			31

Net loss	-	-	-	-		(1,954)		(1,954)

Translation adjustment	-	-	-	-			(27)	(27)

Balances as of March 31, 2024	18,406,857	$20,265	3,690,571	$-	$4,707	$(30,740)	$266	$(25,767)

Stock-based compensation	-	-	-	-	194			194

Net loss	-	-	-	-		(4,057)		(4,057)

Translation adjustment	-	-	-	-			(5)	(5)

Balances as of June 30, 2024	18,406,857	$20,265	3,690,571	$-	$4,901	$(34,797)	$261	$(29,635)

Stock-based compensation	-	-	623,792	-	435			435

Net loss	-	-	-	-		(6,206)		(6,206)

Translation adjustment	-	-	-	-			8	8

Balances as of September 30, 2024	18,406,857	$20,265	4,314,363	$-	$5,336	$(41,003)	$269	$(35,398)

	Series A-1 Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Equity
Balances as of December 31, 2022	18,406,857	$20,265	3,690,571	$-	$3,923	$(13,217)	$398	$(8,896)

Stock-based compensation	-	-	-	-	34	-	-	34

Net loss	-	-	-	-	-	(3,354)	-	(3,354)

Translation adjustment	-	-	-	-	-	-	(60)	(60)

Balances as of March 31, 2023	18,406,857	$20,265	3,690,571	$-	$3,957	$(16,571)	$338	$(12,276)

Stock-based compensation	-	-	-	-	35	-	-	35

Net loss	-	-	-	-	-	(2,937)	-	(2,937)

Translation adjustment	-	-	-	-	-	-	66	66

Balances as of June 30, 2023	18,406,857	$20,265	3,690,571	$-	$3,992	$(19,508)	$404	$(15,112)

Forgiveness of stockholder liabilities					620	-	-	620

Stock-based compensation	-	-	-	-	32	-	-	32

Net loss	-	-	-	-	-	(3,286)	-	(3,286)

Translation adjustment	-	-	-	-	-	-	(162)	(162)

Balances as of September 30, 2023	18,406,857	$20,265	3,690,571	$-	$4,644	$(22,794)	$242	$(17,908)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PICARD MEDICAL, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Amounts in thousands)

	For the Nine Months ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(12,217)	$(9,577)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	184	441
Amortization of right of use asset	233	-
Amortization of discount on debt issued	1,218	-
Derivative loss	441	-
Loss on disposal of property and equipment	-	58
Provision for excess and obsolete inventory	563	1,286
Stock-based compensation	660	101
Changes in operating assets and liabilities:
Accounts receivable	114	806
Inventory	(1,596)	(1,539)
Prepaid expenses and other assets	(311)	61
Accounts payable	2,012	1,252
Accrued expenses and other liabilities	198	338
Operating lease obligation	(221)	-
Net cash used in operating activities	(8,722)	(6,773)

Cash flows from investing activities:
Increase in note receivable from related party	-	(2)
Purchase of property and equipment	-	(7)
Net cash used in investing activities	-	(9)

Cash flows from financing activities:
Proceeds from loans from related parties	5,996	1,140
Payments to loans from related parties	(1,150)	(700)
Issuance of convertible notes	3,700	4,160
Proceeds from issuance of Preferred Stock	-	2,650
Repayment of finance lease obligations	(38)	(7)
Net cash provided by financing activities	8,508	7,243

Effect of exchange rate changes on cash and cash equivalents	(24)	(156)

Net increase (decrease) in cash and cash equivalents	(238)	305
Cash and cash equivalents at beginning of the period	244	152
Cash and cash equivalents at end of the period	$6	$457

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$1

Non-cash investing and financing activities:
Interest added to principal on convertible notes	$56	$58
Acquisition of property and equipment included in accounts payable	$-	$61
Derivative liability recognized on issuance of convertible notes	$2,468	$-
Right of use assets acquired under finance leases	$203	$-
Forgiveness of stockholder liabilities	$-	$620

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND MANAGEMENT’S PLAN

Description of Business

Picard Systems, Inc. was originally incorporated in the state of Delaware on April 8, 2021, for the purpose of investing in and acquiring medical device companies, including SynCardia Systems, LLC (“SynCardia”) and its fully consolidated subsidiary SynCardia Systems Europe, GmbH (“SynCardia GmbH”). On September 27, 2021, Picard Systems, Inc. acquired all of the authorized and outstanding membership units of SynCardia and it changed its name to Picard Medical, Inc. (“PMI”, or collectively, the “Company”).

The Company is engaged in the business of designing, manufacturing, production, supply, marketing and sale of medical device products, including the SynCardia total artificial heart for patients (“SynCardia TAH”). The SynCardia TAH is an implantable system designed to assume the full function of a failed human heart in patients suffering from advanced heart failure. SynCardia has one operating subsidiary, SynCardia GmbH, which was formed to facilitate the sale and distribution of SynCardia’s products throughout Europe.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) applicable to interim financial statements. These consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2023, and the related notes which provide a more complete discussion of the Company’s accounting policies and certain other information. The December 31, 2023, condensed consolidated balance sheet was derived from the Company’s audited financial statements. These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s condensed consolidated financial position as of September 30, 2024, and results of operations, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2024 and 2023. The results of operations for the nine months ended September 30, 2024, are not necessarily indicative of the results to be expected for the year ending December 31, 2024, or for any other future annual or interim period.

The consolidated financial statements include the financial statements of PMI and its subsidiaries. All significant intercompany transactions and accounts balances between PMI and its subsidiaries have been eliminated in consolidation.

Going Concern, Liquidity and Management’s Plan

The Company has evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern for at least twelve months from the date of this report, and the near term thereafter. The Company has incurred operating losses and negative cash flows from operations for the nine months ended September 30, 2024, and SynCardia has a history of operating losses dating back to its inception. The Company expects that operating losses and negative cash flows from operations will continue into the foreseeable future, and the Company will need to raise additional debt and/or equity financing to fund operations until it generates positive cash flows from operations.

To date, the Company’s available liquidity and operations have been financed primarily through the issuance of common stock, preferred stock and debt. During the year ended December 31, 2023, the Company raised additional proceeds from the issuance of debt of $8.2 million, net of debt repayments. In the nine months ended September 30, 2024, the Company raised $8.5 million, net of repayments from the issuance of debt. In order to proceed with the Company’s business plan, the Company will need to raise additional funds through the issuance of additional debt, equity or other commercial arrangements, which may not be available to the

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND MANAGEMENT’S PLAN (cont.)

Company when needed or on terms that the Company deems to be favorable. To the extent the Company raises additional capital through the sale of equity, the ownership interest of its current shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting the Company’s ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If the Company is unable to obtain sufficient financial resources, its business, financial condition and results of operations may be materially and adversely affected. The Company may be required to delay, limit, reduce or terminate parts of its strategic business plan or future commercialization efforts. There can be no assurance the Company will be able to obtain financing on acceptable terms. Therefore, based on the Company’s current financial condition and expected future cash flows, there is substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the date of this report. The financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may be necessary if the Company is unable to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. These estimates are based on information available through the date of the issuance of the financial statements and actual results and outcomes could differ from these estimates and assumptions. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

●	Provisions for income taxes and related valuation allowances and tax uncertainties;

●	Recoverability of long-lived assets and their related estimated useful lives;

●	Accruals for estimated liabilities;

●	Valuation of inventory;

●	Valuation of leased assets;

●	Valuation of stock-based compensation;

●	Valuation of embedded derivative liability;

●	Valuation of common and preferred stock; and

●	Valuation of assets and liabilities acquired in a business combination.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign Currency Translation

The functional currency of SynCardia GmbH is the Euro. Assets and liabilities are translated into U.S. dollars, the reporting currency, at the exchange rate on the balance sheet date. Revenues and expenses are translated into U.S. dollars at the average rates of exchange prevailing during each reporting period. Foreign currency translation adjustments resulting from this process are reported as an element of other comprehensive income (loss), net of income taxes, on the consolidated statements of operations and comprehensive loss. Transactions executed in different currencies are translated at spot rates and resulting foreign exchange transaction gains and losses are charged to income.

Cash and Cash Equivalents

The Company considers all highly liquid debt investments with a remaining maturity of 90 days or less when purchased to be cash and cash equivalents. The Company places its cash in commercial banks. Accounts in the United States are secured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. From time to time, the Company’s total deposits at commercial banks exceed the balances insured. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

Financial Instruments and Concentrations of Credit and Business Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents and accounts receivable.

Fair Value of Financial Instruments

Fair value accounting is applied for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Financial instruments include cash and cash equivalents, accounts receivable, notes receivable, accounts payable, notes payable, derivative liabilities and accrued liabilities.

Fair Value Measurements

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with inputs used to measure their fair values. The accounting guidance also establishes a three-level valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon whether such inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions made by the reporting entity.

The three-level hierarchy for the inputs to valuation techniques is briefly summarized as follows:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 — Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3 — Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable and Allowance for Credit Losses

The Company’s accounts receivable represent amounts considered to be collectible that are owed by its customers. Credit is extended based on evaluation of customers’ financial condition and, generally, collateral is not required. An allowance for credit losses is maintained for estimated losses resulting from the inability of customers to pay. All accounts receivable are reviewed on an account-by-account basis to assess collectability. After exhausting all collection efforts on past due accounts, an account is written off against the allowance for credit losses. Any collections on accounts previously written off are recorded as income in the period of collection. The Company has not recorded an allowance against its receivables based on management’s estimate that the balances recorded in all periods presented are fully collectible.

Inventory, net

Inventory is stated at the lower of cost, determined using the first in, first out basis, or net realizable value. Inventory consists primarily of raw material components used in the manufacturing of SynCardia TAHs and related equipment as well as work-in-process inventory related primarily to SynCardia TAHs. Finished goods consist primarily of SynCardia TAHs and related equipment located at medical centers trained and certified in the implantation of the SynCardia TAH and appropriate patient aftercare (“Centers”). Work-in-process and finished goods include the cost of all direct material, labor and overhead costs. Inventory write-downs are recorded based on excess and obsolete exposures, determined primarily by future demand forecasts. These write-downs are measured as the difference between the cost of the inventory and net realizable value based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. In addition, a liability is recorded for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities that exceed forecasts of future demand. As of September 30, 2024, the Company had no unconditional and noncancelable purchase commitments.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Improvements, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Depreciation begins at the time the asset is placed in service. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operating expenses in the period realized.

The useful lives of the property and equipment are as follows:

TAH-Driver equipment	3 - 5 years
Laboratory equipment	2 - 10 years
Office and computer equipment	5 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Intangible Assets, net

Intangible assets comprise developed technology and trade name. Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over useful lives of twelve years for developed technology and five years for trade name.

Goodwill

Goodwill is subject to an annual impairment test, or earlier if indicators of potential impairment exist. The annual impairment test is performed as of December 31 of each year. The Company has the option to perform a

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

qualitative assessment by examining relevant events and circumstances which could have a negative impact on goodwill, including macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other relevant events specific to the Company. If, after assessing the totality of events or circumstances described above, the Company determines that it is more likely than not that a reporting unit’s fair value is less than its carrying value, the Company will perform a quantitative impairment test. Upon performing the quantitative impairment test, if the fair value of the reporting unit is less than its carrying amount, goodwill is impaired and the excess of the reporting unit’s carrying value over the fair value is recognized as an impairment loss; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. For the purpose of completing its impairment test, the Company performs either a qualitative or a quantitative analysis on a reporting unit basis. All of the goodwill is expected to be deductible for income tax purposes.

Quantitative impairment tests consider both the income approach and the market approach to estimate a reporting unit’s fair value. The income and market valuation approaches consider a number of factors that include, but are not limited to, prospective financial information, growth rates, residual values, discount rates and comparable multiples from publicly traded companies in the Company’s industry and require it to make certain assumptions and estimates regarding industry economic factors and the future profitability of the business. As of September 30, 2024 and December 31, 2023, the Company has assessed no impairment of goodwill.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, primarily property and equipment, right-of-use lease assets, developed technology and trade name, for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the Company determines that it is probable that undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. Assets to be disposed of by sale, if any, are reported at the lower of the carrying amount or fair value less cost to sell. As of September 30, 2024 and December 31, 2023, the Company has assessed no impairment of long-lived assets.

Revenue Recognition

The Company generates revenue from the sale of its SynCardia TAH, rental of drivers, and from training and certification services, which are required before the first time a transplant center may purchase a SynCardia TAH. Revenue includes sales and services to Centers located in the United States as well as Centers domiciled in foreign countries.

The Company recognizes revenue when it transfers control of promised goods or services to its customers, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition, the Company performs the following five steps:

(i)	identification of the promised goods or services in the contract;

(ii)	determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;

(iii)	measurement of the transaction price, including the constraint on variable consideration;

(iv)	allocation of the transaction price to the performance obligations based on estimated selling prices; and

(v)	recognition of revenue when (or as) the Company satisfies each performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Product Revenues

The Company recognizes revenue when performance obligations identified under the terms of contracts with its customers are satisfied, which generally occurs, for SynCardia TAH systems, upon the transfer of control in accordance with the contractual terms and conditions of the sale. The majority of the Company’s revenue associated with SynCardia TAH systems is recognized at a point in time when the SynCardia TAH system is shipped to the customer. The Company primarily offers assurance-type standard warranties that do not represent separate performance obligations. The Company records amounts billed to customers for reimbursement of shipping and handling costs within revenue. Shipping and handling costs associated with outbound freight after control over a SynCardia TAH system has transferred to a customer are accounted for as fulfillment costs and are included in cost of revenues. Sales taxes and other usage-based taxes are excluded from revenue. The Company gives certain discounts to product distributors based on a contracted amount on the sale of its products. Discounts applied to invoices are not associated with future purchases and solely relate to the product invoiced. As a result, the invoice and transaction price are recorded net of any discounts. The amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer is estimated using the expected value method. Product revenue is billed at the point of sale upon shipment and typically collected within 30 days.

Rental Revenues

Rental revenues primarily consist of rental fees charged to customers who rent the Company’s driver. Revenue is generally recognized over time on a ratable basis over the period of usage beginning on the date that the service is made available. Rental revenue is billed at month end and typically collected within 30 days.

Professional Services Revenues

Professional services revenues primarily consist of training and certification services. The Company’s professional services revenue is recognized when the services are performed. Professional services revenue is billed upon completion of services and typically collected within 30 days.

Contracts with Multiple Performance Obligations

From time to time, the Company has contracts with customers that contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis for those performance obligations with stable observable prices. The Company determines the standalone selling prices based on its overall pricing objectives, taking into consideration market conditions and other factors, including the value of the contracts, pricing when certain services are sold on a standalone basis, the products sold, customer demographics, geographic locations, and the volume of services purchased. As of September 30, 2024 and December 31, 2023, there were no unsatisfied performance obligations associated with its customer contracts.

Returns

The Company does not offer rights of return for its products and services in the normal course of business.

Contract Balances

The Company’s contract liabilities, if any, consist of advance payments for systems as well as deferred revenue on service obligations (see Note 5). As of September 30, 2024 and December 31, 2023, there was no amount of deferred revenue recorded on the Company’s consolidated balance sheet, respectively.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Practical Expedients

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Payment Terms

Payment terms vary by customer but typically provide for the customer to pay within 30 days. Therefore, customer payment terms are for 12 months or less and do not include significant financing components. The Company performs credit evaluations of customers and evaluates the need for allowances for potential credit losses based on historical experience, as well as current and expected general economic conditions.

Cost of revenues

Cost of revenues includes product costs, labor, overhead, inbound freight, and other product-related costs including excess inventory and obsolescence charges.

Shipping and Handling Fees and Costs

The Company includes shipping and handling fees billed to customers as part of net sales and shipping and handling costs associated with the outbound freight are included in cost of sales.

Research and Development Costs

Included in research and development costs are wages, stock-based compensation and benefits of employees performing research and development, and other operational costs related to the Company’s research and development activities, including facility-related expenses, allocation of corporate costs, and external costs of outside contractors.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), and foreign currency translation adjustments, net of tax, which are recorded within other comprehensive income (loss).

Income Taxes

The Company calculates its provision for income tax on the basis of the tax laws enacted at the balance sheet date. The Company uses an asset and liability approach for financial accounting and reporting for income taxes that allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. The Company records unrecognized tax benefits, where appropriate, for all uncertain income tax positions. The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period, without consideration of potential common shares.

Diluted net loss per share is calculated by dividing net loss available to common stockholders by the weighted average number of common shares outstanding plus common share equivalents from conversion of dilutive stock options using the treasury method and Series A-1 Preferred Stock and Convertible Notes using the as-converted method, except when antidilutive. In the event of a net loss, the effects of all potentially dilutive shares are excluded from the diluted net loss per share calculation as their inclusion would be antidilutive.

Stock-Based Compensation

The Company measures the fair value of all stock-based awards, including stock options, on the grant date and records the fair value of these awards to compensation expense over the service period. The Company has elected to account for forfeitures as they occur. The fair value of stock option awards is estimated using the Black-Scholes valuation model, which considers several variables and assumptions in estimating the fair value of stock-based awards. These assumptions include:

●	per share fair value of the underlying common stock;

●	risk-free interest rate;

●	expected term;

●	expected stock price volatility over the expected term; and

●	expected annual dividend yield.

The Company calculates the expected term using the simplified method, or the arithmetic average of the original contractual term and the average vesting term, for “plain vanilla” stock option awards. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the stock-based award. The Company’s common stock is not publicly traded; therefore, it uses the weighted average of the historic volatilities of the stock price of similar publicly traded peer companies, with extra weighting attached to those companies most similar in terms of size, financial leverage and business activity. The Company utilizes a dividend yield of zero, as it has no history or plan of declaring dividends on its common stock.

Leases

The Company records operating leases as right-of-use assets and operating lease liabilities in its consolidated balance sheets for all operating leases with terms exceeding one year. Right-of-use assets represent the right to use an underlying asset for the lease term, including extension options considered reasonably certain to be exercised, and operating lease liabilities represent obligations to make lease payments. Right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term. To the extent that lease agreements do not provide an implicit rate, the Company uses its incremental borrowing rate based on information available at the lease commencement date to determine the present value of lease payments. The expense for operating lease payments is recognized on a straight-line basis over the lease term and is included in operating expenses in the Company’s consolidated statement of operations. The Company has elected to not separate lease and non-lease components of its operating leases.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) who is the Company’s chief executive officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. The CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated and aggregated basis. Accordingly, the Company has determined that it operates in one operating and reportable segment.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, (ASU 2023-07), which applies to all public entities that are required to report segment information in accordance with Topic 280, Segment Reporting. ASC 2023-07 amendments improve reportable segment information, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 segment reporting is effective from interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company expects to adopt for year ending December 31, 2024.

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents information about the Company’s financial liabilities that are measured at fair value on a recurring basis and the fair value hierarchy of the valuation as of September 30, 2024. There were no financial assets or liabilities that were measured at fair value on a recurring basis as of December 31, 2023.

	Fair Value Measurements at September 30, 2024 (in thousands)
Category Class	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative Liability	$2,909	$-	$-	$2,909
Total	$2,909	$-	$-	$2,909

The derivative liabilities relate to the embedded redemption features in connection with the convertible promissory notes. The fair value of the embedded redemption features at issuance of the convertible promissory notes and each reporting period was estimated based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. The Company used a scenario-based model (“SBM”) and a discounted cash flow method to incorporate estimates and assumptions concerning its prospects and market indications into a model to estimate the value of the derivative liability. An SBM considers a range of various potential scenario outcomes assumed to occur with associated probabilities. Cash flow outcomes are then discounted to present value to estimate fair value. The most significant estimates and assumptions used as inputs in the SBM valuation technique impacting the fair value of the embedded redemption features are the timing and probability of a successful financing or initial public offering (“IPO”), maturity, qualified financing or change of control scenario outcomes. The calculated payments due to the holders of the convertible promissory notes were calculated with and without the embedded redemption feature and discounted to present value. The discounted the cash flows were calculated using a discount rate at the issuance dates and at the reporting date, based on an assessment of the Company’s credit position and market yields of companies with similar credit risk at the date of each valuation.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

The significant unobservable inputs that are included in the valuation of the derivative liabilities at issuance and as of September 30, 2024 are as follows:

Input Range
Significant Unobservable Inputs:
Discount rate	18.7%-25.0%
Expected term (in years)	0.3-0.7
Probability scenarios:
Successful financing/IPO	26.6%-40.0%
Maturity	60.0%-66.7%
Qualified Financing	0%-3.4%
Change of Control	0%-3.4%

The following table provides a rollforward of the aggregate fair values of the derivative liabilities for the nine months ended September 30, 2024 (in thousands):

Embedded Derivative
Balance as of December 31, 2023	$-
Initial fair value of derivative liabilities at issuance	2,468
Change in fair value	441
Balance as of September 30, 2024	$2,909

In the event of an IPO, the derivative liabilities (see Notes 8 and 14) will be settled for the amount of benefit accruing to the promissory noteholders from the mandatory conversion of their notes into common stock, with any change in fair value being recorded as a derivative gain or loss in other income and (expense) in the consolidated statements of operations and comprehensive loss.

The Company has certain non-financial assets, primarily intangible assets, which are measured at fair value on a nonrecurring basis and are adjusted to fair value only to the extent that an impairment charge is recognized. The Company estimates the fair value of these assets using primarily unobservable inputs; therefore, these are considered Level 3 fair value measurements.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	CERTAIN BALANCE SHEET COMPONENTS

(a)	Inventory, Net

Inventory, net of provisions for potentially excess, obsolete or impaired goods, consists of the following (in thousands):

	September 30, 2024	December 31, 2023
Raw materials	$6,728	$6,287
Work in process	893	1,093
Finished goods	3,059	1,704
	$10,680	$9,084

Allowance for excess and obsolete inventory	(2,754)	(2,191)
Inventory, net	$7,926	$6,893

(b)	Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	September 30, 2024	December 31, 2023
Equipment	$717	$717
Furniture and fixtures	6	6
Leasehold improvements	101	101
Total cost	824	824

Less: accumulated depreciation	(578)	(459)
Property and equipment, net	$246	$365

Depreciation expense was $119,000, of which $13,000 was included in cost of goods sold, and $176,000, of which $3,000 was included in cost of goods sold, for the nine months ended September 30, 2024, and 2023, respectively.

(c)	Intangible Assets, Net

Intangible assets consist of the following (in thousands):

	As of September 30, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Developed Technology	$760	$(190)	$570
Trade Name	120	(72)	48
Total	$880	$(262)	$618

	As of December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Developed Technology	$760	$(142)	$618
Trade Name	120	(54)	66
Total	$880	$(196)	$684

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	CERTAIN BALANCE SHEET COMPONENTS (cont.)

Amortization expense was $66,000 and $66,000 for the nine months ended September 30, 2024 and 2023, respectively.

As of September 30, 2024, developed technology and trade name had remaining lives of 9.0 and 2.0 years, respectively. The estimated future amortization expense for the next five years and thereafter is as follows (in thousands):

September 30, 2024
2024 (three months remaining)	$22
2025	87
2026	81
2027	64
2028	63
Thereafter	301
Total	$618

(d)	Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	September 30, 2024	December 31, 2023
Accrued compensation	$892	$770
Accrued clinical and manufacturing expenses	923	458
Accrued professional and consulting services	70	470
Other liabilities, current portion	321	64
Total other accrued liabilities, current portion	2,206	1,762
Other liabilities, noncurrent portion	63	670
Total current and noncurrent other accrued liabilities	$2,269	$2,432

Accrued clinical and manufacturing expenses represent royalties payable under a ten-year worldwide licensing agreement related to intellectual property covering the design and production of valves used in the SynCardia TAH. The sums due to the vendor are secured by the license agreement.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.	REVENUE

Disaggregation of Revenue

The Company believes that the nature, amount, timing and uncertainty of its revenue and cash flows and how they are affected by economic factors are most appropriately depicted by (i) geographic region, based on the shipping location of the customer, and (ii) type of product or service provided.

Total revenue based on the disaggregation criteria described above is as follows (dollars in thousands):

	Nine Months Ended September 30,
	2024		2023
	Revenue	% of revenue	Revenue	% of revenue
Revenue by geographic area
United States	$2,657	75%	$3,478	83%
Europe	763	21%	221	5%
Rest of the world	135	4%	518	12%
Total	$3,555	100%	$4,217	100%

Revenue by type
Products	$3,498	98%	$4,130	98%
Rentals	57	2%	87	2%
Total	$3,555	100%	$4,217	100%

Revenue from products includes related services, which represented less than 10% of product revenue for both periods. In the nine months ended September 30, 2024, sales included $494,000 or 14%, of total revenue to Serbia. In the nine months ended September 30, 2023, sales included $518,000 or 12% of total revenue to Saudia Arabia. Customer concentrations are recorded in Note 6.

Contract assets. There were no contract assets, representing unbilled receivables where revenue has been recognized in advance of customer billings, as of September 30, 2024 and December 31, 2023.

Remaining Performance Obligations. Remaining Performance Obligations (“RPO”) comprise deferred revenue plus unbilled contract revenue. As of September 30, 2024 and December 31, 2023, there was no RPO.

6.	CONCENTRATIONS

Customers accounting for more than 10% of revenue in any of the periods presented are summarized as follows (in thousands, except percentages):

	Nine Months Ended September 30,
	2024		2023
Customer A	$1,796	51%	$1,706	40%
Customer B	$494	14%	$148	4%
Customer C	$18	1%	$956	23%
Customer D	$0	0%	$518	12%

As of September 30, 2024, Customer C, a U.S. distributor, has terminated our contract effective December 31, 2023.

Concentrations of revenues derived from foreign countries are disclosed in Note 5.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	CONCENTRATIONS (cont.)

Long-lived assets by geographic areas as of September 30, 2024 and December 31, 2023, are as follows (in thousands):

	September 30, 2024	December 31, 2023
United States	$232	$340
Foreign, principally in Europe	14	25
Property and equipment, net	$246	$365

7.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Company has obtained the right of use for office and manufacturing facilities under an operating lease agreement with an initial term exceeding one year and has one operating lease agreement for office equipment with an initial term exceeding one year, and two with initial terms of less than one year. The Company also has one finance lease for office equipment with a discount rate of 6.35% and a remaining term of 0.75 years. At the end of March 2024, the Company established a new financing lease for office equipment for longer than one year. Right-of-use assets acquired under this finance lease at the time of acquisition were $177 thousand. The weighted average discount rate was 6.27% and the weighted average remaining term of this lease on September 30, 2024, was 2.5 years. In April 2024, the Company established a new financing lease for office equipment for longer than one year. Right-of-use asset acquired under this finance lease at the time of acquisition was $26 thousand. The weighted average discount rate was 0.87% and the weighted average remaining term of this lease on September 30, 2024 was 2.75 years.

Right-of-use assets acquired under finance and operating leases as of September 30, 2024 and December 31, 2023, consist of the following (in thousands):

	September 30, 2024	December 31, 2023
Finance leases:
Office equipment	$189	$23
Finance lease right-of-use assets, net	$189	$23

Operating Leases:
Facilities	$717	$907
Office equipment	13	19
Operating lease right-of-use assets, net	$730	$926

The Company obtained the right of use of real estate located in Tucson, Arizona, in February 2015 under a lease that terminated on December 31, 2022, which was subsequently renewed from February 1, 2022, until January 31, 2027, with no extension option. The first 5.5 months of the renewed term were rent-free, and rent payments escalate annually by 2.5%. As of September 30, 2024 and December 31, 2023, the weighted average discount rate for operating leases with initial terms of more than one year was 12.0% and the weighted average remaining term of these leases was 2.31 and 3.05 years, respectively. On October 14, 2024 the Company established a new twelve (12) month financing lease for equipment. Right-of-use asset acquired under this finance lease at the time of acquisition was $40,000. The lease contains a $1.00 purchase option at the end of the lease term.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	COMMITMENTS AND CONTINGENCIES (cont.)

The following table summarizes the Company’s undiscounted cash payment obligations for its operating and finance lease liabilities with initial terms of more than twelve months as of September 30, 2024 (in thousands):

	Operating Leases	Finance Lease
2024	$101	$21
2025	406	72
2026	412	75
2027	34	27
Undiscounted total	953	195
Less: imputed interest	(115)	(17)
Present value of future minimum payments	838	178
Current portion of lease liability	(330)	(65)
Lease liability, net of current portion	$508	$113

Certain operating lease agreements for facilities include non-lease costs, such as common area maintenance, which are recorded as variable lease costs. Cash paid for amounts included in the measurement of operating lease liabilities totaled $305,000 and $299,000 for the nine months ended September 30, 2024, and September 30, 2023, respectively. Operating lease expenses for the nine months ended September 30, 2024 and September 30, 2023, are summarized as follows (in thousands):

	Nine Months Ended September 30,
	2024	2023
Operating lease cost	$286	$280
Short-term lease cost	10	12
Variable lease cost	9	8
Total operating lease cost	$305	$300

Cash paid under finance leases totaled $38,000 and $8,000 in the nine months ended September 30, 2024, and September 30, 2023, respectively.

(b)	China Corporation

On July 2, 2023, the Company granted SynCardia Medical (Beijing), Inc. (“SynCardia Beijing”) exclusive distribution rights of its products in mainland China, Hong Kong, Macau and Taiwan. Contingent on the Company becoming publicly traded on a stock exchange, it would be committed to contribute approximately $2.85 million in exchange for a 60% ownership interest and control of the board of directors of SynCardia Beijing. Should this occur, non-controlling owners would also invest approximately $2.85 million to obtain a 40% ownership interest in SynCardia Beijing and the Company would begin to consolidate its results in its consolidated financial statements. In the nine months ended September 30, 2024, the Company sent inventory to SynCardia Beijing primarily for the purpose of regulatory registration inspection and testing. The Company recorded the value of these inventories amounting to approximately $466,000 to general and administrative expense.

(c)	Indemnifications

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend indemnified parties for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company currently has directors’ and officers’ insurance.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	COMMITMENTS AND CONTINGENCIES (cont.)

(d)	Litigation

From time to time the Company may be involved in claims arising in connection with its business. Based on information currently available, the Company believes that the amount, or range, of reasonably possible losses in connection with any pending actions against it in excess of established reserves, in the aggregate, not to be material to its consolidated financial condition or cash flows. However, losses may be material to the Company’s operating results for any particular future period, depending on the level of income or loss for such period.

8.	CONVERTIBLE NOTES

During the period May through September of 2023, the Company issued unsecured convertible notes (the “2023 Convertible Notes”) for a total of $4.2 million, $300,000 of which is from a limited partner in Hunniwell, which accrue simple interest at 6% per annum commencing on the issuance date of each 2023 Convertible Note. Issuance costs were not significant and interest accrued totaled $315,000 and $122,000 as of September 30, 2024 and December 31, 2023, respectively. The maturity date of each 2023 Convertible Note is two years after the issuance date. Each 2023 Convertible Note shall be automatically converted into a number of shares of PMI’s common stock equaling the outstanding balance of the note, being the principal plus accrued interest, divided by 7.0414, on the maturity date or, if sooner, on the day before the Company becomes publicly traded on a stock exchange. The Company determined that the 2023 Convertible Notes did not contain any embedded derivatives requiring bifurcation.

During April 2024, the Company delivered a Convertible Note Purchase Agreement (“2024 Convertible Note Agreement”) to prospective investors seeking to raise an aggregate amount of up to $15.0 million (“2024 Convertible Note”). The unsecured 2024 Convertible Notes accrue simple interest at 6% per annum commencing on the issuance date of each 2024 Convertible Note. The maturity date of each 2024 Convertible Note is six months after the issuance date, or if sooner, on the date in which the Company consummates an IPO. Each 2024 Convertible Note, together with unpaid accrued interest, shall be automatically converted into the securities issued in the IPO at a conversion price equal to fifty percent (50%) of the lowest price per share paid by the other purchasers of equity securities in the IPO (“conversion price”). Alternatively, in the event the Company consummates an equity, debt, or other financing prior to an IPO, then all principal, together with all unpaid accrued interest under the 2024 Convertible Notes, shall automatically convert, in the event of an equity financing, into the securities issued at a conversion price equal to fifty percent (50%) of the lowest price per share paid by the other purchasers of equity securities prior to such financing, or, in the event of a debt financing prior to an IPO, the terms of these 2024 Convertible Notes shall be amended and restated to match the terms of such debt financing at the lender’s option. The Company has raised total principal of approximately $3.7 million as of September 30, 2024. The Company determined that the conversion features on the Convertible Notes met the definition of embedded derivatives that were required to be bifurcated and accounted for as derivative liabilities. The Company recorded the fair value of the derivative liabilities at issuance of $475,790 as a debt discount to the Convertible Notes and is amortized to interest expense over the term of the notes. Amortization expense for the nine months ended September 30, 2024 amounted to $244,125. In July 2024, $2.7 million of the $3.7 million 2024 convertible notes were modified to reduce the conversion percentage from 80% to 50%. The Company evaluated the modification of the $2.7 million Convertible Notes under the guidance in ASC 470-50, Debt Modifications and Extinguishments, and determined that the modification was not substantive. Since the embedded conversion feature is accounted for at fair value both before and after modification, changes in the fair value of the conversion option are charged to earnings.

The following table summarizes the balances of the convertible notes (in thousands):

	As of September 30, 2024	As of December 31, 2023
	(unaudited)
2023 Convertible Notes	$4,160	$4,160
2024 Convertible Notes	3,700	-
Less: unamortized debt discount	(232)	-

Subtotal	$7,628	$4,160

Less: Current portion	(7,628)	-

Convertible notes, net of current portion	$-	$4,160

Accrued interest:	$501	$122

2024 Convertible notes totaling to $2.7 million matured in October 2024 and is currently past due. The Company is working with the lenders to extend the maturity dates of these notes.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	TEMPORARY EQUITY AND STOCKHOLDER’S DEFICIT

(a)	Redeemable Convertible Preferred Stock

In September 2021, the Company amended the Articles of Incorporation to allow for the issuance of 30,000,000 shares of Series A-1 Preferred Stock. Upon certain change in control events that are outside of the Company’s control, including sale of substantially all of the Company’s assets or the occurrence of a Deemed Liquidation Event, the holders of the Preferred Shares may cause redemption of the Preferred Shares. Accordingly, these shares are considered contingently redeemable and are classified as temporary equity on the accompanying consolidated balance sheets. The Series A-1 Preferred Stock may be converted at the option of the holder at any time and without the payment of additional consideration by the holder into a number of fully paid and non-assessable shares of common stock based on the terms within the Articles of Incorporation.

In September 2021, 10,000,000 shares of Series A-1 Preferred Stock were sold for cash proceeds of $1.00 per share, and 2,065,000 shares of Series A-1 Preferred Stock were issued as conversion shares to holders of the then outstanding convertible notes at a price of $1.00 per share. In December 2022, 5,550,000 shares of Series A-1 Preferred Stock were issued for payment in kind of notes payable at a price of $1.00 per share. In December 2022, 791,857 shares of Series A-1 Preferred Stock were issued for a total consideration of $2,650,000. No gain or loss is recognized on the settlement of the $5,550,000 notes as the conversion of the notes and the proceeds received of $2,650,000 were considered capital contributions to reach the $20 million capital raise provided for in the acquisition agreement with Sindex.

Following are the rights and privileges related to the Series A-1 redeemable convertible preferred stock:

●	Dividend Provision: The holders of the preferred stock in preference to the holders of common stock are entitled to receive, if and when declared by the board of directors, dividends at the rate of 12% of the original issue price, defined as $1.00, per annum. Such dividends are cumulative and compound annually. No dividends have been declared to date. In addition, the holders of the preferred stock are entitled to receive a dividend equal to any dividend paid on common stock, when and if declared by the board, on the basis of the number of common shares into which the preferred stock may be convertible. As of September 30, 2024 and December 31, 2023, undeclared dividends with respect to the outstanding Series A-1 Preferred Stock totaled approximately $6.3 million and $4.3 million, respectively. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A-1 Preferred Stock will be entitled to the original issue price plus accrued dividends before any funds are available to common stockholders.

●	Conversion Rights: All holders of the Company’s preferred stock have a right to convert the outstanding balances of preferred shares at any time following the date of issuance into a number of fully paid common shares, as specified in the Articles of Incorporation. The conversion rate is the original issue price for the relevant shares divided by the conversion price of the relevant shares, subject to anti-dilution adjustments. In the event of a sale of shares in a public offering resulting in gross proceeds of $25 million to the Company, such conversion into common stock would be mandatory. The 18,406,857 shares of Series A-1 Preferred Stock outstanding as of September 30, 2024, would be converted into 18,406,857 shares of common stock.

●	Liquidation Preferences: In the event of any liquidation, dissolution, winding-up or sale or merger of the Company, whether voluntarily or involuntarily, each holder of Preferred Stock is entitled to receive, in preference to the holders of common stock, a per-share amount equal to the original issue price, plus all declared but unpaid dividends. As of September 30, 2024, the redemption preference on liquidation would be approximately $24.7 million.

●	Voting Rights: Each holder of outstanding shares of Preferred Stock is entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Preferred Stock vote together with the holders of Common Stock on an as-converted-to-Common-Stock-basis and not as a separate class.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	TEMPORARY EQUITY AND STOCKHOLDER’S DEFICIT (cont.)

(b)	Common Stock

The Company is authorized to issue 45,000,000 shares of common stock, $0.0001 par value per share. The voting, dividend and liquidation rights of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the Series A-1 Preferred Stock. The Company shall not declare or pay a dividend on any share of Preferred Stock without also declaring or paying a dividend on any share of common stock that is equal to the dividend declared and or paid on the share of Preferred Stock divided by the number of shares of common stock into which such share of Preferred Stock is then convertible.

The holders of common stock are entitled to one vote per share at all meetings of stockholders, provided that they may not vote to amend the Certificate of Incorporation relating to the terms of any outstanding series of Preferred Stock if the holders of that series are entitled to vote thereon. The number of authorized shares of common stock may only be changed by the affirmative vote of the holders of a majority of shares outstanding. There are no sinking fund provisions applicable to the common stock.

The Company had shares of common stock reserved for issuance as follows:

	September 30, 2024	December 31, 2023
Conversion of Convertible Notes	635,527	608,052
Options issued and outstanding	3,563,656	1,646,973
Available for future grants of equity awards	336,344	938,587
Total	4,535,527	3,193,612

(c) US Unicorn Agreement

On August 19, 2024, the Company entered into an agreement with the US Unicorn Foundation, Inc. (“Unicorn”) to provide advisory services in relation to the Company’s planned IPO listing (“Listing”). More specifically, Unicorn will make its best effort to raise, $5 million in capital for the pre-IPO financing round, and connect the Company with underwriters that could support Benchmark in the Listing, as well as other Listing related services in exchange for 2% of Company equity due on signing of the Unicorn agreement, followed by an additional 3% of Company equity if a follow-on financing is completed within 12 months of the Listing. The agreement allows for a return of the 2% equity if Unicorn is unsuccessful. On August 25, 2024, the Company issued 623,792 shares at a fair value of $1.72 per share to Unicorn in satisfaction of the 2% of Company equity due on signing of the Unicorn agreement. Given the performance qualifications listed above, the Company has concluded that the 623,792 shares will vest and will be expensed upon the occurrence of a successful IPO.

10.	SHARE BASED COMPENSATION

On September 26, 2021, the Company’s board of directors approved the adoption of the 2021 Equity Incentive Plan (the “2021 Plan”), under which the Company is authorized to issue incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, other stock awards and performance awards that may be settled in cash, stock, or other property.

The aggregate number of shares of common stock authorized for issuance under the 2021 Plan is 3,900,000 shares, which may be increased through an amendment to the 2021 Plan adopted by the board of directors. The number of shares authorized is subject to standard adjustments in the event of a stock split, stock dividend or other extraordinary dividend, or other similar change in the Company’s common stock or capital structure. Awards that expire or are cancelled generally become available for issuance again under the 2021 Plan. Awards have a maximum term of ten years from the grant date and generally vest over four years, but may vest over varying periods, as specified by the Company’s board of directors for each grant.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	SHARE BASED COMPENSATION (cont.)

A summary of stock option transactions in each of the nine months ended September 30, 2024 is as follows:

	Shares Available For Grant	Number of Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2023	938,587	1,646,973	$0.50
Board Approved pool increase	1,314,440	-	-
Granted	(2,018,371)	2,018,371	$1.52
Forfeited	59,845	(59,845)	$0.60
Canceled	41,843	(41,843)	$0.50
Balance at September 30, 2024	336,344	3,563,656	$1.08

As of September 30, 2024, there were 3,563,656 options outstanding, with a weighted average exercise price of $1.08, a weighted average remaining term of 7.63 years, and an aggregate intrinsic value of $2.3 million. Of these, 1,486,374 were vested, with a weighted average exercise price of $0.76, a weighted average remaining term of 7.47 years and an aggregate intrinsic value of $1.4 million.

The aggregate intrinsic value represents the total pre-tax value (i.e., the difference between the Company’s stock price and the exercise price) of stock options outstanding as of September 30, 2024, which, due to the absence of an active market for the Company’s common stock, is based on an Internal Revenue Code Section 409A valuation of $1.72 per share, which would have been received by the option holders had all their in-the-money options been exercised and sold as of that date. No options have been exercised since the 2021 Plan’s adoption.

During the nine months ended September 30, 2024, the Company granted 2,018,371 stock options with an exercise price of $1.52 and a term of 10 years. The options vest over a period of 4 years. The Company measures the fair value of all stock-based awards on the grant date and records the fair value of these awards to compensation expense over the vesting period. The fair market value of all stock-based awards as of June 28, 2024, was determined using the Black-Scholes option pricing model which used the following assumptions:

Stock Price	$1.52
Expected dividend yield	0%
Expected stock price volatility	93.87-95.22%
Risk-free interest rate	4.24%
Expected term (years)	4.86-5.75

Total stock-based compensation recognized for options was as follows (in thousands):

	Nine Months Ended
	September 30, 2024	September 30, 2023
Cost of revenue	$9	$2
Research and development	10	9
Selling, general and administrative	641	90
Total stock-based compensation	$660	$101

As of September 30, 2024, the unrecognized stock-based compensation cost related to outstanding stock options that are expected to vest was $1,660,000 which the Company expects to recognize over an estimated weighted average period of 2.78 years.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	INCOME TAXES

The primary differences between the federal statutory income tax rate and the Company’s effective tax rate are due to permanent differences such as meals and entertainment expenses that are non-deductible for tax, state income taxes, the net change in valuation allowance, and other non-taxable items.

The tax effects of temporary differences and carryforwards that gave rise to significant portions of the deferred tax assets and liabilities for the three and nine months ended September 30, 2024 and 2023, were net operating loss carryforwards, accruals and reserves, credits, property and equipment, and other items.

At December 31, 2023, a full valuation allowance was provided for the tax benefits that may not be realized and is still in effect at September 30, 2024. Management believes, based on a variety of factors, it is more likely than not that the deferred income tax assets will not be fully realized.

12.	NET LOSS PER SHARE

Basic and diluted net loss per share are shown in the consolidated statements of operations and comprehensive loss.

No adjustment has been made to the net loss for charges related to the Convertible Notes or Series A-1 Convertible Preferred Stock as the effect would be anti-dilutive due to the Company’s net loss. The following outstanding stock options and shares issuable upon conversion of the 2023 Convertible Notes and the Series A-1 Convertible Preferred Stock were not considered in the computation of diluted net loss per share attributable to holders of common stock as they had antidilutive effects for the nine months ended September 30, 2024 and 2023:

	Nine Months Ended September 30,
	2024	2023
Common shares issuable upon exercise of common stock options	3,563,656	1,651,035
Common shares issuable upon conversion of Convertible Notes	635,527	598,995
Shares issuable upon conversion of Series A-1 Preferred Stock	18,406,857	18,406,857
Total common shares excluded from denominator for diluted earnings per share computation	22,606,040	20,656,887

13.	RETIREMENT PLANS

The Company maintains a 401(k) Plan for the benefit of eligible employees in the United States. The 401(k) Plan includes a cash or deferred arrangement pursuant to Section 401(k) of the Internal Revenue Code sponsored by the Company to provide eligible employees an opportunity to defer compensation and have such deferred amounts contributed to the 401(k) Plan on a pre-tax basis, subject to certain limitations. The Company, at the discretion of the Board of Directors, may make contributions of cash to match deferrals of compensation by participants in the 401(k) Plan. To date, the Company has made no matching contributions to the 401(k) Plan.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY TRANSACTIONS

On January 11, 2024, the Company borrowed $1.0 million from Fang Family Fund, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date which $5 million in external funding is received.

On February 6, 2024, the Company borrowed $450,000 from Fang Family Fund, LLC, an entity affiliated with one of its executive directors, under an interest-free loan which was repaid on February 8, 2024.

On February 21, 2024, the Company borrowed $450,000 from Fang Family Fund, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date which $5 million in external funding is received.

On March 11, 2024, the Company borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan which was repaid on May 17, 2024.

On March 28, 2024, the Company borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date which $500,000 in external funding is received.

On April 10, 2024, the Company borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date which $500,000 in external funding is received.

On April 17, 2024, the Company borrowed $200,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan which was repaid on May 17, 2024.

On June 5, 2024, the Company borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on a date within 2 months of the loan execution date in which $500,000 in external funding is received.

On June 25, 2024, the Company borrowed $350,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on a date within two months of the loan execution date in on which $1,000,000 in external funding is received. This loan remains outstanding.

Effective July 2, 2024, all loans outstanding as of June 20, 2024, from Richard Fang, Fang Family Fund, LLC and Fang Family Fund II, LLC, were consolidated into one loan with a total principal amount of approximately $7.0 million. This loan accrues simple interest at the rate of 6% per annum, and is repayable after six months, unless amended. However, in the event of an initial public offering, while the loan remains outstanding, all principal, together with all unpaid accrued interest, would be automatically converted into common stock of the Company at a 50% discount to the lowest price per share paid by the other purchasers of the equity securities in the initial public offering. The Company evaluated the modification of the notes under ASC 470-50, Debt Modifications and Extinguishments, and determined that the notes were extinguished due to the addition of a substantive conversion option. There was no gain or loss from the debt extinguishment. The Company determined that the conversion feature on the convertible note met the definition of an embedded derivative that was required to be bifurcated recorded the fair value of the derivative liability at issuance of approximately $2.0 million as a debt discount to this convertible note and is amortized to interest expense over the term of the notes. Amortization expense for the nine months ended September 30, 2024 amounted to $974,000.

On July 9, 2024, the Company borrowed $580,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under a loan which bears interest at the LIBOR rate, compounding monthly, repayable after six months or, if sooner, on the date in which $5 million in external funding is received. The Company has amended this loan to reflect the change to SOFR from LIBOR.

On August 7, 2024, the Company borrowed $110,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date on which the Company goes public through a successful IPO or receives $5 million in external funding.

PICARD MEDICAL, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY TRANSACTIONS (cont.)

On August 21, 2024, the Company borrowed $350,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on a date within in which $5,000,000 in external funding is received or the Company successfully completes an Initial Public Offering (“IPO”).

On September 17, 2024, the Company borrowed $450,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after sixty (60) days. If, after the Company does not receive the same amount from an external investor (not related party) during the sixty (60) day period, the Fang Family Fund II, LLC will be entitled to all proceeds from sales until the loan is paid.

15.	SUBSEQUENT EVENTS

In connection with the issuance of the unaudited consolidated financial statements for the nine months ended September 30, 2024, the Company has evaluated subsequent events through December 23, 2024, the date the unaudited condensed consolidated financial statements were issued.

Related Party Transactions

On October 1, 2024, the Company borrowed $400,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after sixty (60) days. If, after the Company does not receive the same amount from an external investor (not related party) during the sixty (60) day period, the Fang Family Fund II, LLC will be entitled to all proceeds from sales until the loan is paid.

On various dates in October through January 2025, the Company borrowed $350,000 from Fang Family I, LLC and $2.78 million from Fang Family Fund II, LLC, both entities affiliated with one of its executive directors, under a loan agreements which bear 6% interest per annum. The principal and accrued interest of these Notes will be due and payable by the Company in cash at any time before or after twelve (12) months from the date of the transfer of funds (the “Maturity Date”) at the Company’s written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, the Company may, with the written consent of Holder, elect to extend the Maturity Date.

On November 12, 2024, Richard Fang, former Chief Executive Officer and current director, has donated the $7.0 million aggregated convertible note, dated July 2, 2024, and the related accrued interest, to the not for profits organizations, Nexus Science Foundation Inc. ("Nexus"), and Another Dimension Foundation ("Another Dimension"). Under this donation, Nexus and Another Dimension will each receive 50% of the converted value in registered shares.

          Shares

Picard Medical, Inc.

Common Stock

PROSPECTUS

          , 2025

Until          , 2025 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses and costs expected to be paid by us, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and NYSE American listing fee:

	Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		650
NYSE American listing fee		75,000
Underwriters’ expense reimbursement		350,000
Printing and engraving expenses		25,000
Legal fees and expenses		160,000
Accounting fees and expenses		80,000
Transfer agent and registrar fees		25,000
Miscellaneous		7,328
Total	$	*

*	to be provided by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

ITEM 14. Indemnification of Directors and Officers

Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that: (i) to the extent that a former or present director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of any present or former director, officer, employee or agent of the corporation or any person who at the request of the corporation was serving in such capacity for another entity against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

In addition, the proposed form of Underwriting Agreement (to be filed by amendment) is expected to provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Article VI of our Charter authorizes us to provide for the indemnification of officers, directors and third parties acting on our behalf to the fullest extent permissible under Delaware law.

We intend to enter into indemnification agreements with our directors, executive officers and others, in addition to indemnification provided for in our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also the undertakings set forth in response to Item 17 herein.

ITEM 15. Recent Sales of Unregistered Securities

On January 11, 2024, the Company borrowed $1.0 million from Fang Family Fund, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date which $5 million in external funding is received.

On February 6, 2024, the Company borrowed $450,000 from Fang Family Fund, LLC, an entity affiliated with one of its executive directors, under an interest-free loan which was repaid on February 8, 2024.

On February 21, 2024, the Company borrowed $450,000 from Fang Family Fund, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date which $5 million in external funding is received.

On March 11, 2024, the Company borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan which was repaid on May 17, 2024.

On March 28, 2024, the Company borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date which $500,000 in external funding is received.

On April 10, 2024, the Company borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date which $500,000 in external funding is received.

On April 17, 2024, the Company borrowed $200,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan which was repaid on May 17, 2024.

On June 5, 2024, the Company borrowed $500,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on a date within 2 months of the loan execution date in which $500,000 in external funding is received.

Effective July 2, 2024, all loans outstanding as of June 20, 2024, from Richard Fang, Fang Family Fund, LLC and Fang Family Fund II, LLC, were consolidated into one loan with a total principal amount of $7,046,090. This loan accrues simple interest at the rate of 6% per annum, and is repayable after six months, unless amended. However, in the event of an initial public offering, while the loan remains outstanding, all principal, together with all unpaid accrued interest, would be automatically converted into common stock of the Company at a 50% discount to the lowest price per share paid by the other purchasers of the equity securities in the initial public offering.

On June 25, 2024, the Company borrowed $350,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on a date within two months of the loan execution date in on which $1,000,000 in external funding is received.

On July 9, 2024, the Company borrowed $580,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under a loan which bears interest at the LIBOR rate, compounding monthly, repayable after six months or, if sooner, on the date in which $5 million in external funding is received. The Company has amended this loan to reflect the change to SOFR from LIBOR.

On August 7, 2024, the Company borrowed $110,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on the date on which the Company goes public through a successful IPO or receives $5 million in external funding.

On August 21, 2024, the Company borrowed $350,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after six months or, if sooner, on a date within in which $5,000,000 in external funding is received or the Company successfully completes an Initial Public Offering (“IPO”).

On September 17, 2024, the Company borrowed $450,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after sixty (60) days. If, after the Company does not receive the same amount from an external investor (not related party) during the sixty (60) day period, the Fang Family Fund II, LLC will be entitled to all proceeds from sales until the loan is paid.

On October 1, 2024, the Company borrowed $400,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under an interest-free loan, repayable after sixty (60) days. If, after the Company does not receive the same amount from an external investor (not related party) during the sixty (60) day period, the Fang Family Fund II, LLC will be entitled to all proceeds from sales until the loan is paid. borrowed $700,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under a loan agreement which bears 6% interest per annum. The principal and accrued interest of this Note will be due and payable by the Company in cash at any time before or after twelve (12) months from the date of the transfer of funds (the “Maturity Date”) at the Company’s written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, the Company may, with the written consent of Holder, elect to extend the Maturity Date.

On October 16, 2024, the Company borrowed $700,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under a loan agreement which bears 6% interest per annum. The principal and accrued interest of this Note will be due and payable by the Company in cash at any time before or after twelve (12) months from the date of the transfer of funds (the “Maturity Date”) at the Company’s written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, the Company may, with the written consent of Holder, elect to extend the Maturity Date.

On October 28, 2024, the Company borrowed $450,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under a loan agreement which bears 6% interest per annum. The principal and accrued interest of this Note will be due and payable by the Company in cash at any time before or after twelve (12) months from the date of the transfer of funds (the “Maturity Date”) at the Company’s written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, the Company may, with the written consent of Holder, elect to extend the Maturity Date.

On November 13, 2024, the Company borrowed $480,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under a loan agreement which bears 6% interest per annum. The principal and accrued interest of this Note will be due and payable by the Company in cash at any time before or after twelve (12) months from the date of the transfer of funds (the “Maturity Date”) at the Company’s written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, the Company may, with the written consent of Holder, elect to extend the Maturity Date.

On November 25, 2024, the Company borrowed $400,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under a loan agreement which bears 6% interest per annum. The principal and accrued interest of this Note will be due and payable by the Company in cash at any time before or after twelve (12) months from the date of the transfer of funds (the “Maturity Date”) at the Company’s written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, the Company may, with the written consent of Holder, elect to extend the Maturity Date.

On December 9, 2024, the Company borrowed $450,000 from Fang Family Fund II, LLC, an entity affiliated with one of its executive directors, under a loan agreement which bears 6% interest per annum. The principal and accrued interest of this Note will be due and payable by the Company in cash at any time before or after twelve (12) months from the date of the transfer of funds (the “Maturity Date”) at the Company’s written election or upon written demand by the Holder. Notwithstanding the foregoing sentence, the Company may, with the written consent of Holder, elect to extend the Maturity Date.

Convertible Notes Payable

During April 2024, the Company delivered a Convertible Note Purchase Agreement to prospective investors seeking to raise an aggregate amount of up to $15.0 million (“Convertible Notes”, “Convertible Note”, and “Notes”). The unsecured Convertible Notes accrue simple interest at 6% per annum commencing on the issuance date of each Convertible Note. The maturity date of each Convertible Note is six months after the issuance date, or if sooner, on the date in which the Company consummates an initial public offering (“IPO”). Each Convertible Note, together with unpaid accrued interest, shall be automatically converted into the securities issued in the IPO at a conversion price equal to fifty percent (50%) of the lowest price per share paid by the other purchasers of equity securities in the IPO. Alternatively, in the event the Company consummates an equity, debt, or other financing prior to an IPO, then all principal, together with all unpaid accrued interest under the Notes, shall automatically convert, in the event of an equity financing, into the securities issued at a conversion price equal to fifty percent (50%) of the lowest price per share paid by the other purchasers of equity securities prior to such financing, or, in the event of a debt financing prior to an IPO, the terms of these Notes shall be amended and restated to match the terms of such debt financing at the lender’s option. The Company has raised total principal of approximately $3.7 million from these convertible notes through the date of this report.

ITEM 16. Exhibits and Financial Statement Schedules

(a)

Exhibit No.	Exhibit Title
1.1*	Form of Underwriting Agreement
3.1**	Certificate of Incorporation
3.2**	Bylaws
3.3*	Form of Proposed Certificate of Incorporation
3.4*	Form of Proposed Bylaws
4.1*	Specimen Common Stock Certificate
4.2*	Form of Underwriter’s Warrant
5.1*	Opinion of Winston & Strawn LLP
10.1*	Form of Indemnification Agreement
10.2**	Employment Offer Letter, dated July 1, 2021, by and between the Company and Daniel Teo
10.3**	Employment Offer Letter, dated November 1, 2021 by and between the Company and Frank Tinker
10.4**	Aggregated Convertible Note, dated July 2, 2024 by and between the Company and Richard Fang, Fang Family Fund, LLC and Fang Family Fund II, LLC
10.5	Membership Interest Purchase Agreement, dated September 27, 2021 by and between the Company and Sindex SSI Financing LLC, an affiliate of Versa Capital Management, LLC
10.6	Series A-1 Preferred Stock Purchase Agreement, dated December 28, 2022 by and between the Company and Hunniwell Picard I
10.7**	Convertible Note, dated September 25, 2023 by and between the Company and Zhu Jin
10.8	Amended and Restated Short-Term Loan Agreement, dated March 27, 2024 by and between the Company and the Fang Family Fund II, LLC
10.9**	Convertible Note, dated April 9, 2024, by and between the Company and Dr. Chang You Zhou
10.10	Short-Term Loan Agreement, dated April 8, 2024 by and between the Company and the Fang Family Fund II, LLC
10.11	Short-Term Loan Agreement, dated April 17, 2024 by and between the Company and the Fang Family Fund II, LLC
10.12**	Convertible Note, dated April 27, 2024 by and between the Company and Nanyan Zheng
10.13**	Convertible Note, dated June 5, 2024 by and between the Company and Xiaohong Shang
10.14	Short-Term Loan Agreement, dated June 11, 2024 by and between the Company and the Fang Family Fund II, LLC
10.15	Short-Term Loan Agreement, dated June 25, 2024 by and between the Company and the Fang Family Fund II, LLC
10.16**	Convertible Note, dated July 9, 2024 by and between the Company and the Fang Family Fund II, LLC
10.17**	Convertible Note, dated August 7, 2024 by and between the Company and the Fang Family Fund II, LLC
10.18**	Convertible Note, dated August 21, 2024 by and between the Company and the Fang Family Fund II, LLC
10.19**	Convertible Note, dated September 17, 2024 by and between the Company and the Fang Family Fund II, LLC
10.20**	Convertible Note, dated October 1, 2024 by and between the Company and the Fang Family Fund II, LLC
10.21**	Convertible Note, dated October 15, 2024, by and between the Company and the Fang Family Fund II, LLC
10.22**	Convertible Note, dated October 28, 2024 by and between the Company and the Fang Family Fund II, LLC
10.23**	Convertible Note, dated November 13, 2024 by and between the Company and the Fang Family Fund II, LLC
10.24**	Convertible Note, dated November 25, 2024 by and between the Company and the Fang Family Fund II, LLC
10.25**	Convertible Note, dated December 9, 2024, by and between the Company and the Fang Family Fund II, LLC
10.26**	Advisory Services Agreement, dated August 19, 2024, by and between the Company and US Unicorn Foundation Inc.
10.27**	Picard Medical, Inc.’s 2021 Equity Incentive Plan
10.28**	Lease Agreement dated November 28, 2016, as amended, by and between SynCardia Systems, Inc. and Cherrylake Partners, LLC
10.29**	Intellectual Property and License Transfer Agreement, dated July 2, 2023, by and between SynCardia Systems, LLC and SynCardia Medical (Beijing), Inc.

Exhibit No.	Exhibit Title
10.30**	Capital Increase Agreement, dated July 2, 2023, by and between the Company and Binzhou Taige Shibei Venture Capital LLC
10.31**	Exclusive Distributor Agreement, dated July 2, 2023 by and between SynCardia Systems, LLC and SynCardia Medical (Beijing), Inc.
10.32**	Regulatory Affairs Service Agreement, dated July 2, 2023, by and between SynCardia Systems, LLC and SynCardia Medical (Beijing), Inc.
10.33**	Sales Distribution and Representation Agreement, dated May 1, 2020, by and between SynCardia Systems, LLC and State of the Art Medical Products, Inc., as amended by amendment No. 1, dated April 28, 2021, as further amended by amendment No. 2, dated April 28, 2021 and further amended by amendment No. 3 dated August 18, 2021.
10.34**	Exclusive Distribution Agreement, dated July 1, 2020, by and between SynCardia Systems, LLC and Arabian Trade House
10.35**	Exclusive Distributor Agreement, dated September 1, 2018, by and between SynCardia Systems, LLC and Medica d.o.o
10.36**	Exclusive Distributor Agreement, dated September 1, 2020 by and between SynCardia Systems, LLC and Merce V. Electromedicina
10.37**	Exclusive Distributor Agreement, dated July 1, 2018, by and between SynCardia Systems, LLC and MyDevice s.r.o
10.38	Exclusive Distributor Agreement, dated August 15, 2020, by and between SynCardia Systems, LLC and NEUCOMED GmbH
10.39**	Exclusive Distributor Agreement, dated July 1, 2018, by and between SynCardia Systems, LLC and Sanomed
10.40**	Exclusive Distributor Agreement, dated November 15, 2022, by and between SynCardia Systems, LLC and Sylvain Thuadet Consulting
10.41**	Exclusive Distribution Agreement, dated November 14, 2017, by and between SynCardia Systems, LLC and VEGA SPA
10.42**	Quality Agreement, dated February 21, 2019, by and between Sterigenics U.S., LLC and SynCardia Systems, LLC
10.43**	Quality Agreement, dated October 7, 2019, by and between SynCardia Systems, LLC and CryoLife, Inc.
10.44**	Quality Agreement, dated June 2, 2023, by and between SynCardia Systems, LLC and Heitek Automation
10.45**	Quality Agreement, dated November 7, 2018, by and between SynCardia Systems, LLC and New Era Manufacturing
10.46**	Quality Agreement, dated March 15, 2019, by and between SynCardia Systems, LLC and Carclo Technical Plastics
10.47**	Quality Agreement, dated July 17, 2019, by and between SynCardia Systems, LLC and Greatbatch, Ltd.
10.48**	Quality Agreement, dated March 4, 2019, by and between SynCardia Systems, LLC and Nelson Laboratories, LLC
10.49**	Quality Agreement, dated February 8, 2019, by and between SynCardia Systems, LLC and Tecomet Precision Technologies
10.50**	Quality Agreement, dated February 28, 2019, by and between SynCardia Systems, LLC and Celera Motion
10.51**	Quality Agreement, dated February 21, 2019, by and between SynCardia Systems, LLC and Murrietta Circuits
10.52**	Security Agreement, dated July 27, 2023, by and between SynCardia Systems, Inc. and Medtronic, Inc.
10.53**	Non-Exclusive License Agreement, dated July 27, 2023, by and between SynCardia Systems, Inc. and Medtronic, Inc.
10.54**	Form of 2023 Convertible Note Purchase Agreement
10.55**	Form of 2024 Convertible Note Purchase Agreement
14.1*	Code of Ethics
21.1*	List of Subsidiaries
23.1*	Consent of Winston & Strawn LLP (included in Exhibit 5.1)
23.2*	Consent of MaloneBailey LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on signature page hereto)
[99.1*	Consent of Director Nominee]
107*	Filing Fee Table

*	To be filed by amendment.
**	Previously filed.

(b)	Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

ITEM 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on the     day of        , 2025.

PICARD MEDICAL, INC.

By:
	Name:	Patrick NJ Schnegelsberg
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick NJ Schnegelsberg and Bernard Skaggs and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	Chief Executive Officer and Director	[ ], 2025
Patrick NJ Schnegelsberg	(principal executive officer)

	Chief Financial Officer	[ ], 2025
Bernard Skaggs	(principal financial and accounting officer)

	Director	[ ], 2025
Richard Fang

	Director	[ ], 2025
Daniel Teo

	Director	[ ], 2025
Chris Hsieh